BUILT to THRIVE

BIOMED REALTY TRUST, INC.

The Leading Provider of Environmentally Sustainable Real Estate to the Life Science Industry®

2008 ANNUAL REPORT

WWW.BIOMEDREALTY.COM/08AR



This year **BioMed Realty Trust** is moving to an online annual report format following the new SEC approved electronic reporting guidelines. By making this change we are building stockholder value by reducing costs while supporting our economic, social and environmental goals.

We encourage you to explore our online report for our 2008 achievements.

Our 2008 Online Annual Report can be found at:

WWW.BIOMEDREALTY.COM/08AR



BioMed Realty Trust, Inc.
Real Estate for the Life Science Industry®

17190 Bernardo Center Drive
San Diego, California 92128
Tel: (858) 485.9840
Fax: (858) 485.9843

April 14, 2009

Dear Stockholder:

You are cordially invited to attend the Annual Meeting of Stockholders of BioMed Realty Trust, Inc. to be held on Wednesday, May 27, 2009 at 9:00 a.m., local time, at BioMed's corporate offices, 17190 Bernardo Center Drive, San Diego, California 92128.

The Notice of Annual Meeting of Stockholders and the Proxy Statement, which describe the formal business to be conducted at the meeting, follow this letter.

After reading the enclosed Proxy Statement, please vote your shares by proxy telephonically, via the Internet or by dating, signing and returning your proxy card, as described on page 1 of the Proxy Statement, or by attending the annual meeting in person. Your careful consideration of, and vote on, the matters before our stockholders are important, regardless of the number of shares you own.

We further encourage you to explore our 2008 Online Annual Report located at www.biomedrealty.com/08ar, the text of which is enclosed along with our 2008 Annual Report on Form 10-K.

Thank you for your interest in BioMed Realty Trust.

Sincerely,

Alan D. Gold
Chairman and Chief Executive Officer

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BioMed Realty Trust, Inc.
Real Estate for the Life Science Industry®

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON MAY 27, 2009

TO THE STOCKHOLDERS OF BIOMED REALTY TRUST, INC.:

Notice is hereby given that the 2009 Annual Meeting of Stockholders of BioMed Realty Trust, Inc., a Maryland corporation, will be held at 9:00 a.m., local time, on Wednesday, May 27, 2009 at the corporate offices of BioMed, 17190 Bernardo Center Drive, San Diego, California 92128 for the following purposes:

1. To elect seven directors to serve until the next annual meeting of stockholders and until their successors are duly elected and qualify;

2. To consider and vote upon the ratification of the selection of KPMG LLP as our independent registered public accounting firm for the year ending December 31, 2009;

3. To consider and vote upon an amendment and restatement of our 2004 Incentive Award Plan, which includes increasing the number of shares of our common stock reserved for issuance thereunder from 2,500,000 to 5,340,000 shares; and

4. To transact such other business as may be properly brought before the annual meeting or any adjournment or postponement thereof.

The foregoing items of business are more fully described in the attached proxy statement, which forms a part of this notice and is incorporated herein by reference. Our board of directors has fixed the close of business on March 11, 2009 as the record date for the determination of stockholders entitled to notice of and to vote at the annual meeting or any adjournment or postponement thereof.

We are pleased to take advantage of the new Securities and Exchange Commission rules allowing companies to furnish proxy materials to their stockholders over the Internet. We believe that this new e-proxy process will expedite stockholders' receipt of proxy materials and lower the costs and reduce the environmental impact of our annual meeting. We sent a Notice of Internet Availability of Proxy Materials on or about April 14, 2009, and provided access to our proxy materials over the Internet, beginning on April 14, 2009, for the beneficial owners of our common stock as of the close of business on the record date. If you received a Notice of Internet Availability of Proxy Materials by mail, you will not receive a printed copy of the proxy materials in the mail. Instead, the Notice of Internet Availability of Proxy Materials instructs you on how to access and review this proxy statement and our annual report and how to authorize your vote online or by telephone. If you received a Notice of Internet Availability of Proxy Materials by mail and would like to receive a printed copy of our proxy materials, you should follow the instructions for requesting such materials included in the Notice of Internet Availability of Proxy Materials. We are also sending proxy materials to any stockholder who has elected to receive its proxy materials by mail.

Your proxy is important. Whether or not you plan to attend the annual meeting, please authorize your proxy by Internet, telephone, or, if you received a paper copy of the materials by mail, mark, sign, date and return your proxy card, so that your shares will be represented at the annual meeting. If you plan to attend the annual meeting and wish to vote your shares personally, you may do so at any time before the proxy is voted.

All stockholders are cordially invited to attend the meeting.

BY ORDER OF THE BOARD OF DIRECTORS

Jonathan P. Klassen

Jonathan P. Klassen
Secretary

San Diego, California
April 14, 2009

Proxy Statement

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BIOMED REALTY TRUST, INC.

17190 Bernardo Center Drive
San Diego, California 92128

PROXY STATEMENT
for
2009 ANNUAL MEETING OF STOCKHOLDERS
May 27, 2009

The board of directors of BioMed Realty Trust, Inc., a Maryland corporation, is soliciting the accompanying proxy for use at the 2009 annual meeting of stockholders to be held on Wednesday, May 27, 2009 at 9:00 a.m., local time, and at any adjournments or postponements thereof. The annual meeting will be held at the corporate offices of BioMed, 17190 Bernardo Center Drive, San Diego, California 92128. This proxy statement will be first furnished or sent to stockholders on or about April 14, 2009.

Unless contrary instructions are indicated on the proxy, all shares represented by valid proxies received pursuant to this solicitation (and not revoked before they are voted) will be voted **FOR** the election of the board of directors' nominees for directors, or for a substitute or substitutes in the event a nominee or nominees are unable to serve or decline to do so, **FOR** the ratification of the selection of KPMG LLP as the company's independent registered public accounting firm for the year ending December 31, 2009, and **FOR** the approval of the amendment and restatement of the company's and BioMed Realty, L.P.'s 2004 Incentive Award Plan, which includes that the shares of common stock of the company authorized thereunder be increased by 2,840,000 shares to 5,340,000 shares. As to any other business which may properly come before the annual meeting and be submitted to a vote of the stockholders, proxies received by the board of directors will be voted in the discretion of the designated proxy holders. A proxy may be revoked by written notice to the Secretary of BioMed at any time prior to the annual meeting, by executing a later dated proxy or by attending the annual meeting and voting in person. Attendance at the annual meeting will not by itself revoke a proxy.

Stockholders can vote in person at the annual meeting or by proxy. There are three ways to vote by proxy:

- *By Telephone* — Beneficial stockholders who received a Notice of Internet Availability of Proxy Materials (the "Notice of Internet Availability") and who live in the United States or Canada may submit proxies by telephone by calling the telephone number indicated in the notice and following the instructions. These stockholders will need to have the control number that appears on their notice available when authorizing their vote. Beneficial stockholders who have received a paper copy of a proxy card or a voting instruction card by mail may submit proxies by telephone by calling the number on the card and following the instructions. These stockholders will need to have the control number that appears on their card available when authorizing their vote.

- *By Internet* — Beneficial stockholders who received a Notice of Internet Availability may submit proxies over the Internet by following the instructions on the notice. Beneficial stockholders who have received a paper copy of a proxy card or voting instruction card by mail may submit proxies over the Internet by following the instructions on the proxy card or voting instruction card.

- *By Mail* — Stockholders who received a paper copy of a proxy card or voting instruction card by mail may submit proxies by completing, signing and dating their proxy card or voting instruction card and mailing it in the accompanying pre-addressed envelope.

We will bear the cost of solicitation of proxies. In addition to the use of mails, proxies may be solicited by personal interview, telephone, facsimile, e-mail or otherwise, by our officers, directors and other employees. Although we have not retained a proxy solicitor to assist in the solicitation of proxies, we may do so in the future if the need arises, and do not believe that the cost of any such proxy solicitor will be material. We also will request persons, firms and corporations holding shares in their names, or in the names of their nominees, which are beneficially owned by others to send or cause to be sent proxy materials to, and obtain proxies from, such beneficial owners and will reimburse such holders for their reasonable expenses in so doing.

Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting to Be Held on May 27, 2009

This proxy statement and BioMed's annual report are available electronically at www.biomedrealty.com/08ar.

Voting

Holders of record of our common stock, $.01 par value per share, at the close of business on March 11, 2009 will be entitled to notice of and to vote at the annual meeting or any adjournments or postponements thereof.

As of March 11, 2009, 81,180,596 shares of our common stock were outstanding and represent our only voting securities. Each share of our common stock is entitled to one vote. The presence in person or by proxy of stockholders entitled to cast a majority of all votes entitled to be cast at the annual meeting on any matter will constitute a quorum at the annual meeting. Directors are elected by a plurality of all of the votes cast. The ratification of the selection of KPMG LLP as our independent registered public accounting firm requires the affirmative vote of a majority of the votes cast on the proposal. The approval of the amendment and restatement of our 2004 Incentive Award Plan requires the affirmative vote of a majority of the votes cast on the proposal, provided that the total votes cast on this proposal represent a majority of the shares of our common stock entitled to vote on this proposal.

Votes cast by proxy or in person at the annual meeting will be counted by the person appointed by us to act as inspector of election for the annual meeting. The inspector of election will treat shares represented by proxies that reflect abstentions (or votes withheld) or include "broker non-votes" as shares that are present and entitled to vote for purposes of determining the presence of a quorum. Broker non-votes refer to unvoted proxies submitted by brokers who are not able to vote on a proposal absent instructions from the applicable beneficial owner. Since brokers are empowered to vote with regard to the election of directors, there will be no broker non-votes with respect to the first proposal. Withhold votes will have no effect on the election of directors. For purposes of the vote on the ratification of the selection of KPMG LLP as our independent registered public accounting firm, abstentions and broker non-votes will not be counted as votes cast and will have no effect on the result of the vote. For purposes of the vote on the approval of the amendment and restatement of our 2004 Incentive Award Plan, abstentions and broker non-votes will have the same effect as votes against the proposal, unless a majority of the shares of our common stock entitled to vote on this proposal cast votes, in which event broker non-votes will have no effect on the result of the vote. Any executed, unmarked proxies, including those submitted by brokers or nominees, will be voted in favor of the nominees for the board of directors, for the ratification of the selection of KPMG LLP as our independent registered public accounting firm and for approval of the amendment and restatement of our 2004 Incentive Award Plan, as indicated in the accompanying proxy card.

No person is authorized to make any representation with respect to the matters described in this proxy statement other than those contained herein and, if given or made, such information or representation must not be relied upon as having been authorized by us or any other person.

PROPOSAL 1

ELECTION OF DIRECTORS

Our board of directors has nominated and recommends for election as directors the seven persons named herein to serve until the next annual meeting of stockholders and until their respective successors are duly elected and qualify. All of the nominees are presently directors of BioMed, and following the annual meeting there will be no vacancies on the board. Directors are elected by a plurality of all of the votes cast at the annual meeting. Cumulative voting is not permitted. The enclosed proxy will be voted in favor of the persons nominated unless otherwise indicated. If any of the nominees should be unable to serve or should decline to do so, the discretionary authority provided in the proxy will be exercised by the proxy holders to vote for a substitute or substitutes nominated by the board of directors, or the board of directors, on the recommendation of the nominating and corporate governance committee, may reduce the size of the board and number of nominees. The board of directors does not believe at this time that any substitute nominee or nominees will be required. There are no family relationships between any of our directors or executive officers.

Information Regarding Nominees

The table below indicates the name, position with BioMed and age of each nominee for director as of March 11, 2009:

Name	Position	Age
Alan D. Gold	Chairman and Chief Executive Officer	48
Gary A. Kreitzer	Director, Executive Vice President and General Counsel	54
Barbara R. Cambon	Director	55
Edward A. Dennis, Ph.D.	Director	67
Richard I. Gilchrist	Director	63
Theodore D. Roth	Director	57
M. Faye Wilson	Director	71

Information Regarding Directors

Alan D. Gold has served as our Chairman and Chief Executive Officer since our formation in 2004, and served as our President from 2004 until December 2008. Mr. Gold served as Chairman, President and Chief Executive Officer of our privately-held predecessor, Bernardo Property Advisors, Inc., from August 1998 until August 2004. Mr. Gold was a co-founder and served as President and a director of Alexandria Real Estate Equities, Inc., a publicly traded real estate investment trust, or REIT, specializing in acquiring and managing laboratory properties for lease to the life science industry, from its predecessor's inception in 1994 until he resigned as President in August 1998 and as a director at the end of 1998. Mr. Gold served as managing partner of Gold Stone Real Estate Finance and Investments, a partnership engaged in the real estate and mortgage business, from 1989 to 1994. He also served as Assistant Vice President of Commercial Real Estate for Northland Financial Company, a full service commercial property mortgage banker, from 1989 to 1990 and as Real Estate Investment Officer — Commercial Real Estate for John Burnham Company, a regional full service real estate company, from 1985 to 1989. Mr. Gold received his Bachelor of Science Degree in Business Administration and his Master of Business Administration from San Diego State University.

Gary A. Kreitzer has served as our Executive Vice President and General Counsel and as a director since our formation in 2004. Mr. Kreitzer also served in the same role with Bernardo Property Advisors from December 1998 until August 2004. Mr. Kreitzer was a co-founder and served as Senior Vice President and In-House Counsel of Alexandria Real Estate Equities, Inc. from its predecessor's inception in 1994 until December 1998. From 1990 to 1994, Mr. Kreitzer was In-House Counsel and Vice President for Seawest Energy Corporation, an alternative energy facilities development company. Mr. Kreitzer also served with The Christiana Companies, Inc., a publicly traded investment and real estate development company, in a number of roles from 1982 to 1989, including as In-House Counsel, Secretary and Vice President. Mr. Kreitzer received his Juris Doctor Degree, with honors, from the University of San Francisco and a Bachelor of Arts Degree in Economics from the University of California, San Diego. Mr. Kreitzer is a member of the California State Bar and the American Bar Association.

Barbara R. Cambon has been a director since 2004. Ms. Cambon has been a real estate advisor and independent consultant since October 2002. From November 1999 to October 2002, Ms. Cambon served as a Principal of Colony Capital, LLC, a private real estate investment firm, where she also served as Chief Operating Officer from April 2000 until October 2002. From 1985 to October 1999, she served as President and was a founder of Institutional Property Consultants, Inc., a real estate consulting company. Ms. Cambon currently serves on the boards of directors of KBS Real Estate Investment Trust, Inc. and KBS Real Estate Investment Trust II, Inc. She received her Bachelor of Science Degree in Education from the University of Delaware and her Master of Business Administration with an emphasis in real estate and finance from Southern Methodist University.

Edward A. Dennis, Ph.D. has been a director since 2004. Dr. Dennis is Distinguished Professor and former Chair of the Department of Chemistry and Biochemistry and Professor in the Department of Pharmacology in the School of Medicine at the University of California, San Diego, where he has served as a faculty member since 1970.

He received his Bachelor of Arts degree from Yale University and his Master of Arts and Doctorate of Philosophy in Chemistry from Harvard University, and served as a Research Fellow at Harvard Medical School.

Richard I. Gilchrist has been a director since 2007. Mr. Gilchrist has served as President of the Investment Properties Group of The Irvine Company, a privately held real estate investment company, since 2006. He served as President and Co-Chief Executive Officer and on the board of directors of Maguire Properties, Inc., a publicly held REIT, from 2002 to 2006. From 1997 to 2001, Mr. Gilchrist served as Chief Executive Officer, President and member of the board of directors of Commonwealth Atlantic Properties, a privately held REIT. Mr. Gilchrist currently serves on the board of directors of Nationwide Health Properties, Inc., a publicly traded REIT, and is the Chairman of the Whittier College Board of Trustees, where he received a Bachelor of Arts degree. He earned a law degree from the University of California, Los Angeles.

Theodore D. Roth has been a director since 2004. Mr. Roth has been a Managing Director of Roth Capital Partners, LLC, an investment banking firm, since February 2003. For more than 15 years prior to that time, Mr. Roth was employed by Alliance Pharmaceutical Corp., most recently serving as President and Chief Operating Officer. Mr. Roth currently serves on the boards of directors of Alliance Pharmaceutical and Orange 21 Inc. He received his Juris Doctor Degree from Washburn University and a Master of Laws in Corporate and Commercial Law from the University of Missouri in Kansas City.

M. Faye Wilson has been a director since 2005. Ms. Wilson is Chair of Wilson Boyles and Company LLC, a business management and strategic planning consulting firm, and has been a principal since 2003. She served on the board of directors of Farmers Insurance Group of Companies from 1993 through 2001 and the board of directors of The Home Depot, Inc. from 1992 through 2001. Ms. Wilson was also a senior officer of Home Depot from 1998 through 2002. From 1992 until 1998, Ms. Wilson served in several senior management roles at Bank of America Corporation including Chairman of Security Pacific Financial Services and Executive Vice President and Chief Credit Officer for Bank of America's National Consumer Banking Group. She earned her Masters Degrees in International Relations and Business Administration from the University of Southern California and an Undergraduate Degree from Duke University. She became a certified public accountant in 1961.

Information Regarding the Board

Board Independence

Our board of directors has determined that each of our current directors, except for Messrs. Gold and Kreitzer, has no material relationship with BioMed (either directly or as a partner, stockholder or officer of an organization that has a relationship with BioMed) and is "independent" within the meaning of our director independence standards, which reflect the New York Stock Exchange director independence standards, as currently in effect. Furthermore, our board of directors has determined that each of the members of each of the audit committee, the compensation committee and the nominating and corporate governance committee has no material relationship with BioMed (either directly or as a partner, stockholder or officer of an organization that has a relationship with BioMed) and is "independent" within the meaning of our director independence standards.

Board Meetings

Our board of directors held eight meetings during fiscal 2008. No director attended fewer than 75% of the aggregate of the total number of meetings of our board of directors and the total number of meetings of committees of our board of directors on which he or she served during the period for which he or she was a director.

To ensure free and open discussion among the independent directors of the board, regularly scheduled executive sessions are held, at which only independent directors are present. The independent directors have nominated the chair of the nominating and corporate governance committee, currently Mr. Roth, to serve as presiding director at each executive session.

Committees of the Board

Our board of directors has three standing committees: the audit committee, the compensation committee and the nominating and corporate governance committee.

Audit Committee. The audit committee has been established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended. The audit committee helps ensure the integrity of our financial statements, the qualifications and independence of our independent registered public accounting firm and the performance of our internal audit function and independent registered public accounting firm. The audit committee appoints, assists and meets with the independent registered public accounting firm, oversees each annual audit and quarterly review, establishes and maintains our internal audit controls and prepares the report that federal securities laws require be included in our annual proxy statement. Ms. Wilson is the chair and Ms. Cambon and Mr. Gilchrist serve as members of the audit committee. Our board of directors has determined that each of Ms. Wilson, Ms. Cambon and Mr. Gilchrist is an "audit committee financial expert" as defined by the Securities and Exchange Commission. The audit committee held four meetings in 2008.

Compensation Committee. The compensation committee reviews and approves our compensation philosophy and compensation and benefits of our executive officers and Section 16 officers; reviews and approves all executive officers' employment agreements and severance arrangements; administers and makes recommendations to our board of directors regarding our compensation and stock incentive plans; reviews and approves policies concerning perquisite benefits, policies regarding compensation paid to our executive officers in excess of limits deductible under Section 162(m) of the Internal Revenue Code of 1986, as amended, or the Code, and policies with respect to change of control and "parachute" payments; and produces an annual report on executive compensation for inclusion in our proxy statement. Dr. Dennis is the chair and Ms. Cambon and Mr. Gilchrist serve as members of the compensation committee. The compensation committee held six meetings in 2008.

Nominating and Corporate Governance Committee. The nominating and corporate governance committee develops and recommends to our board of directors a set of corporate governance principles, adopts a code of ethics, adopts policies with respect to conflicts of interest, monitors our compliance with corporate governance requirements of state and federal law and the rules and regulations of the New York Stock Exchange, establishes criteria for prospective members of our board of directors, conducts candidate searches and interviews, oversees and evaluates our board of directors and management, evaluates from time to time the appropriate size and composition of our board of directors, recommends, as appropriate, increases, decreases and changes in the composition of our board of directors and recommends to our board of directors the slate of directors to be elected at each annual meeting of our stockholders. Mr. Roth is the chair and Dr. Dennis and Ms. Wilson serve as members of the nominating and corporate governance committee. The nominating and corporate governance committee held three meetings in 2008.

Our board of directors has adopted charters for each of the audit committee, compensation committee and nominating and corporate governance committee. Each of the charters is available on our website at www.biomedrealty.com and will be provided without charge upon request to BioMed Realty Trust, Inc., 17190 Bernardo Center Drive, San Diego, California 92128, Attention: Secretary. The information contained on our website is not incorporated by reference into and does not form a part of this proxy statement.

Our board of directors may from time to time establish certain other committees to facilitate the management of BioMed.

Compensation Committee Interlocks and Insider Participation

There were no insider participations or compensation committee interlocks among the members of the committee during fiscal year 2008. At all times during fiscal year 2008, the compensation committee was comprised solely of independent, non-employee directors.

Director Qualifications

The nominating and corporate governance committee has not set minimum qualifications for board nominees. However, pursuant to its charter, in identifying candidates to recommend for election to the board, the nominating and corporate governance committee considers the following criteria: (1) personal and professional integrity, ethics and values, (2) experience in corporate management, such as serving as an officer or former officer of a publicly held company, and a general understanding of marketing, finance and other elements relevant to the success of a publicly traded company in today's business environment, (3) experience in our industry and with relevant social policy concerns, (4) experience as a board member of another publicly held company, (5) academic expertise in an area of our operations and (6) practical and mature business judgment, including ability to make independent analytical inquiries. Our board of directors evaluates each individual in the context of our board as a whole, with the objective of assembling a group that can best perpetuate the success of the business and represent stockholder interests through the exercise of sound judgment using its diversity of experience in these various areas. In determining whether to recommend a director for re-election, the nominating and corporate governance committee also considers the director's past attendance at meetings and participation in and contributions to the activities of the board.

Identifying and Evaluating Nominees for Directors

The nominating and corporate governance committee identifies nominees by first evaluating the current members of our board willing to continue in service. Current members with qualifications and skills that are consistent with the nominating and corporate governance committee's criteria for board service are re-nominated. As to new candidates, the nominating and corporate governance committee will generally poll board members and members of management for their recommendations. The nominating and corporate governance committee may also hire a search firm if deemed appropriate to identify and perform background due diligence on potential candidates. An initial slate of candidates will be presented to the chair of the nominating and corporate governance committee, who will then make an initial determination as to the qualification and fit of each candidate. Candidates will be interviewed by the Chief Executive Officer and independent board members. The nominating and corporate governance committee will then approve final director candidates and, after review and deliberation of all feedback and data, will make its recommendation to our board of directors. Recommendations received by stockholders will be considered and processed and are subject to the same criteria as are candidates nominated by the nominating and corporate governance committee.

The foregoing notwithstanding, if we are legally required by contract or otherwise to permit a third party to designate one or more of the directors to be elected or appointed (for example, pursuant to articles supplementary designating the rights of a class of preferred stock to elect one or more directors upon a dividend default), then the nomination or appointment of such directors shall be governed by such requirements.

Each of the nominees for election as director at the annual meeting is recommended by the nominating and corporate governance committee to stand for reelection.

Stockholder Recommendations for Director Nominees

The nominating and corporate governance committee's policy is to consider candidates recommended by stockholders. The stockholder must submit a detailed resume of the candidate and an explanation of the reasons why the stockholder believes the candidate is qualified for service on our board of directors and how the candidate satisfies the board's criteria. The stockholder must also provide such other information about the candidate as would be required by the Securities and Exchange Commission rules to be included in a proxy statement. In addition, the stockholder must include the consent of the candidate and describe any arrangements or undertakings between the stockholder and the candidate regarding the nomination. The stockholder must submit proof of BioMed stockholdings. All communications are to be directed to the chair of the nominating and corporate governance committee, c/o BioMed Realty Trust, Inc., 17190 Bernardo Center Drive, San Diego, California 92128, Attention: Secretary. For any annual meeting, recommendations received after 120 days prior to the anniversary of the mailing of the proxy materials for the prior year's annual meeting will likely not be considered timely for consideration at that annual meeting.

Compensation of Directors

Each of our directors who is not an employee of our company or our subsidiaries receives an annual fee of $25,000 for services as a director. The chair of the audit committee receives an additional $15,000 annual fee and each director who is not an employee of our company or our subsidiaries who chaired any other committee of the board of directors receives an additional $5,000 annual fee for each committee chaired. In addition, each director who is not an employee of our company or our subsidiaries receives a fee of $1,500 for each board of directors meeting attended in person ($750 for telephonic attendance), a fee of $1,500 for each audit committee meeting attended in person ($500 for telephonic attendance), and a fee of $1,000 for each other committee meeting attended in person ($500 for telephonic attendance). Non-employee directors receive fees for attending committee meetings whether or not a meeting of the board of directors is held on the same day. Directors are also reimbursed for reasonable expenses incurred to attend board of directors and committee meetings. Directors who are employees of our company or our subsidiaries do not receive compensation for their services as directors.

Our non-employee directors also receive automatic grants of restricted stock under our 2004 Incentive Award Plan. We grant 2,000 shares of restricted common stock to each non-employee director who is initially elected or appointed to the board of directors on the date of such initial election or appointment. Thereafter, on the date of each annual meeting of stockholders, each non-employee director who continues to serve on the board of directors is granted 2,000 shares of restricted common stock. The restricted stock granted to non-employee directors vests one year from the date of grant.

The table below summarizes the compensation paid by the company to non-employee directors for the fiscal year ended December 31, 2008.

Name(1)	Fees Earned or Paid in Cash	Stock Awards(2)	All Other Compensation(3)	Total
Barbara R. Cambon	$45,000	$54,098	$2,630	$101,728
Edward A. Dennis, Ph.D.	48,000	54,098	2,630	104,728
Richard I. Gilchrist	40,000	80,167	3,970	124,137
Mark J. Riedy, Ph.D.(4)	17,000	21,282	1,290	39,572
Theodore D. Roth	44,250	54,098	2,630	100,978
M. Faye Wilson	55,000	54,098	2,630	111,728

(1) Alan D. Gold, our Chairman and Chief Executive Officer, and Gary A. Kreitzer, our Executive Vice President and General Counsel, are not included in this table because they are employees and thus receive no compensation for their services as directors. The compensation received by Messrs. Gold and Kreitzer as employees is shown in the Summary Compensation Table below.

(2) Amounts shown for stock awards reflect the dollar value recognized for financial statement purposes for the fiscal year ended December 31, 2008 in accordance with Statement of Financial Accounting Standards No. 123 (revised 2004), *Share-Based Payment* ("SFAS 123(R)"), including amounts related to restricted stock granted in prior years that was unvested at January 1, 2008, as further described in Notes 2 and 9 to our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2008. The costs for awards disregard adjustments for forfeiture assumptions. At our 2008 annual meeting, each of our independent directors was granted 2,000 shares of restricted stock with an aggregate value on the grant date under SFAS 123(R) of approximately $53,000, based on the closing market price of our common stock on May 21, 2008 of $26.69. The shares vest one year from the date of grant, and represent the only unvested shares of restricted stock held by our non-employee directors at December 31, 2008.

(3) All other compensation represents dividends paid on unvested restricted stock, and excludes dividends paid on vested restricted stock. Dividends are paid on the entirety of the restricted stock grants, including the unvested portion, from the date of the grant.

(4) Dr. Riedy retired from our board of directors concurrent with our 2008 annual meeting of stockholders on May 21, 2008.

Policy Governing Stockholder Communications with the Board of Directors

Our board of directors welcomes communications from our stockholders. Any stockholder or other interested party who wishes to communicate with the board or one or more members of the board should do so in writing in care of the General Counsel of BioMed, at our principal office, 17190 Bernardo Center Drive, San Diego, California 92128. The General Counsel is directed to forward each appropriate communication to the director or directors for whom it is intended.

Policy Governing Director Attendance at Annual Meetings of Stockholders

We encourage, but do not require, our board members to attend the annual meeting of stockholders. All of our directors attended our 2008 annual meeting of stockholders, which was held on May 21, 2008.

Code of Business Conduct and Ethics and Corporate Governance Guidelines

We have adopted a Code of Business Conduct and Ethics that applies to our officers, employees, agents and directors. In addition, our board of directors has adopted Corporate Governance Guidelines to assist the board in the exercise of its responsibilities and to serve the interests of BioMed and its stockholders. The Code of Business Conduct and Ethics and Corporate Governance Guidelines are posted on our website at www.biomedrealty.com and will be provided without charge upon request to BioMed Realty Trust, Inc., 17190 Bernardo Center Drive, San Diego, California 92128, Attention: Secretary.

Recommendation of the Board of Directors

Our board of directors recommends that stockholders vote FOR each of the nominees set forth above. Proxies solicited by the board of directors will be so voted unless stockholders specify otherwise on the enclosed proxy.

PROPOSAL 2

RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The audit committee of our board of directors has selected KPMG LLP to serve as our independent registered public accounting firm for the year ending December 31, 2009, and our board of directors has directed that management submit the selection of the independent registered public accounting firm for ratification by our stockholders at the annual meeting. KPMG LLP has audited our financial statements since our inception in 2004. Representatives of KPMG LLP are expected to be present at the annual meeting. Such representatives will have the opportunity to make a statement if they desire to do so and are expected to be available to respond to appropriate questions.

Stockholder ratification of the selection of KPMG LLP as our independent registered public accounting firm is not required by our bylaws or otherwise. However, the board of directors is submitting the selection of KPMG LLP to the stockholders for ratification as a matter of good corporate practice. If the stockholders fail to ratify the selection, the audit committee will reconsider whether or not to retain that firm. Even if the selection is ratified, the audit committee in its discretion may direct the appointment of a different independent registered public accounting firm at any time during the year if the audit committee determines that such a change would be in the best interests of the company.

The affirmative vote of a majority of the votes cast at the annual meeting is required for the ratification of the selection of KPMG LLP as our independent registered public accounting firm.

Recommendation of the Board of Directors

Our board of directors recommends that stockholders vote FOR the ratification of the selection of KPMG LLP as the company's independent registered public accounting firm for the year ending December 31, 2009.

Proxy Statement

PROPOSAL 3

APPROVAL OF AMENDMENT AND RESTATEMENT OF THE 2004 INCENTIVE AWARD PLAN OF BIOMED REALTY TRUST, INC. AND BIOMED REALTY, L.P.

We are asking our stockholders to approve an amendment and restatement of the 2004 Incentive Award Plan of BioMed Realty Trust, Inc. and BioMed Realty, L.P. (the "2004 Plan"). The proposed amended and restated 2004 Plan is referred to herein as the "Restated Plan." Currently, the 2004 Plan authorizes 2,500,000 shares of BioMed common stock for issuance. As of March 11, 2009, 446,314 shares remained available for issuance under the 2004 Plan. The Restated Plan would increase the number of shares authorized for issuance under the 2004 Plan by 2,840,000 shares for a total of 5,340,000 shares. BioMed's board of directors approved the Restated Plan on February 10, 2009, but specified that it was subject to approval by BioMed's stockholders. The proposed Restated Plan, the text of which is attached as *Appendix A* to this proxy statement, would become effective immediately upon stockholder approval at the 2009 annual meeting of stockholders. As of March 11, 2009, 81,180,596 shares of our common stock were outstanding; in addition, as of March 11, 2009, 2,795,364 limited partnership units in BioMed Realty, L.P., a Maryland limited partnership of which BioMed is the sole general partner (the "Operating Partnership"), were outstanding, which may be exchanged for 2,795,364 shares of our common stock. The closing share price for our common stock on the New York Stock Exchange on March 11, 2009 was $7.66.

The Restated Plan will also implement the following changes:

- The term of the Restated Plan will be extended until 2019.
- The list of performance criteria that may be used by the compensation committee of our board of directors for purposes of granting awards under the Restated Plan that are intended to qualify as performance-based compensation under Section 162(m) of the Code has been expanded, as described below under the heading "Description of Proposed Restated Plan — Performance Criteria."
- All stock options and stock appreciation rights will have an exercise price equal to or greater than the fair market value of our common stock on the date the stock option or stock appreciation right is granted.
- No dividend equivalents will be payable for any award which vests based on the satisfaction of performance criteria, unless and until that award vests.
- Without stockholder approval, the exercise price of outstanding options or stock appreciation rights may not be reduced, and outstanding options or stock appreciation rights may not be cancelled, exchanged, substituted, bought or surrendered in exchange for cash or another award that has an exercise price that is less than the original exercise price of the outstanding option or stock appreciation right that is being exchanged.
- The governing law of the Restated Plan will be changed from California to Maryland.
- Awards granted under the Restated Plan will be subject to and designed to be compliant with Section 409A of the Code, to the extent applicable.

In addition, certain other immaterial changes have been included in the Restated Plan to conform its terms to company practice.

BioMed is also seeking stockholder approval of the material terms of performance goals under the Restated Plan. Stockholder approval of such terms would preserve BioMed's ability to deduct compensation associated with future performance-based awards made under the Restated Plan to certain executives. Section 162(m) of the Code limits the deductions a publicly-held company can claim for compensation in excess of $1 million paid in a given year to its chief executive officer and its three other most highly-compensated executive officers (other than its chief financial officer) (these officers are generally referred to as the "covered employees"). "Performance-based" compensation that meets certain requirements is not counted against the $1 million deductibility cap. Stock options and stock appreciation rights qualify as performance-based compensation. Other awards that we may grant under the Restated Plan may qualify as performance-based compensation if the payment, retention or vesting of the award is subject to the achievement during a performance period of performance goals selected by the compensation committee. The compensation committee retains the discretion to set the level of performance for a given performance measure under a performance-based award. For such awards to qualify as performance-based compensation, the stockholders must approve the material terms of the performance goals every five years. For a discussion of the performance criteria for which approval is being sought, please see the discussion under "Description of Proposed Restated Plan — Performance Criteria" below.

If this Proposal 3 is not approved, the Restated Plan will not become effective, but the existing 2004 Plan will remain in effect.

THE BOARD RECOMMENDS THAT

YOU VOTE "FOR" THE AMENDMENT AND RESTATEMENT OF THE 2004 PLAN

Why You Should Vote for the Amendment and Restatement of the 2004 Plan

Equity Incentive Awards Are an Important Part of Our Compensation Philosophy

Our equity incentive plan is critical to our long-term goal of building stockholder value. As discussed in the "Compensation Discussion and Analysis" section of this proxy statement, equity incentive awards are central to our compensation program. Our board of directors and its compensation committee believe that our ability to grant equity incentive awards, including restricted stock and long-term incentive plan units ("LTIP units"), to new and existing employees, directors and eligible consultants has helped us attract, retain and motivate the best professionals in the life science real estate industry. Historically, we have issued restricted stock and LTIP units under the 2004 Plan. These forms of equity compensation provide a strong incentive for employees, directors and consultants to work to grow the business and build stockholder value, and are attractive to employees, directors and consultants who share the entrepreneurial spirit that has made us successful.

Our equity incentive program is broad-based. As of March 11, 2009, 61 of our 125 employees had received grants of equity awards. We believe we must continue to offer a competitive equity compensation plan in order to attract and motivate the world-class talent necessary for our continued growth and success.

The 2004 Plan Will No Longer Have Shares Available for Grant

Under our current forecasts, the 2004 Plan will run out of shares available for grant at the end of 2009, and we will not be able to issue equity to our employees, directors and consultants unless our stockholders approve the amendment to the 2004 Plan. Our 2004 Plan is the only equity incentive plan we currently have in place. While we could increase cash compensation to a limited extent if we are unable to grant equity incentives, we anticipate that we will have difficulty attracting, retaining and motivating our employees, directors and consultants if we are unable to make equity grants to them. Equity-based grants are a more effective compensation vehicle than strictly cash, because they better align the financial interests of our employees and our stockholders, and encourage actions that maximize long-term stockholder value.

We Manage Our Equity Incentive Award Use Carefully

We manage our long-term stockholder dilution by limiting the number of equity awards granted annually. The compensation committee carefully monitors our total dilution and equity expense to ensure that we maximize stockholder value by granting only the appropriate number of equity awards necessary to attract, reward and retain employees. Aggregate grants of equity awards, which included shares of restricted stock and LTIP units, constituted 0.8%, 0.7% and 0.4% of our weighted average diluted shares outstanding in 2008, 2007 and 2006, respectively.

The Restated Plan Combines Compensation and Governance Best Practices

The proposed Restated Plan includes provisions that are designed to protect our stockholders' interests and to reflect corporate governance best practices, including:

- *Continued broad-based eligibility for equity awards.* We grant equity awards to a significant number of our employees. By doing so, we link employee interests with stockholder interests throughout the organization and motivate our employees to act as owners of the business.
- *Stockholder approval is required for additional shares.* The Restated Plan does not contain an annual "evergreen" provision. The Restated Plan authorizes a fixed number of shares, so that stockholder approval is required to increase the maximum number of securities which may be issued under the Restated Plan.
- *No discount stock options or stock appreciation rights.* All stock options and stock appreciation rights will have an exercise price equal to or greater than the fair market value of our common stock on the date the stock option or stock appreciation right is granted. To date, we have not granted any stock options or stock appreciation rights under the 2004 Plan.
- *Repricing is not allowed.* The Restated Plan prohibits the repricing of stock options and stock appreciation rights without prior stockholder approval.

Description of Proposed Restated Plan

The following summary of the terms of the Restated Plan is qualified in its entirety by reference to the text of the 2004 Plan and the various award agreements used thereunder, forms of which have been filed as exhibits to BioMed's Current Reports on Form 8-K filed with the SEC on January 14, 2005 and January 5, 2007. The proposed Restated Plan is attached as *Appendix A* to this proxy statement.

Purposes of the Restated Plan

The purposes of the Restated Plan are:

- to promote the success and enhance the value of BioMed by linking the personal interests of our employees, directors and consultants to those of our stockholders and by providing such individuals with an incentive for performance to maximize long-term returns for our stockholders, and
- to provide us with the ability to motivate, attract and retain the services of our employees, directors and consultants upon whose judgment, interest and special effort our continued success is largely dependent.

Securities Subject to the Restated Plan

The aggregate number of shares of common stock subject to awards under the 2004 Plan is currently 2,500,000. That number may be adjusted for changes in BioMed's capitalization and certain corporate transactions, as described below under the heading "Changes in Control and Corporate Transactions." As of March 11, 2009, awards covering an aggregate of 2,053,686 shares were outstanding under the 2004 Plan, and 446,314 shares (plus any shares that might in the future be returned to the 2004 Plan as a result of cancellations, forfeitures, repurchases or expiration of awards) remained available for future grants. Of the 2,053,686 shares outstanding under the 2004 Plan, 1,074,183 shares remained subject to vesting restrictions. As noted above, the Restated Plan would increase the number of shares authorized for issuance under the Restated Plan by 2,840,000 shares for a total of 5,340,000 shares. Under the Restated Plan, each LTIP unit issued pursuant to an award shall be counted against the share reserve under the Restated Plan as one share of common stock, but only to the extent that such LTIP unit is convertible into shares of common stock and on the same basis as the conversion ratio applicable to the LTIP unit.

To the extent that an award expires, terminates or lapses, or an award is settled in cash without the delivery of shares of common stock to the participant, then any unexercised shares subject to the award will be available for future grant or sale under the Restated Plan. Shares of restricted stock which are forfeited or repurchased by us pursuant to the Restated Plan may again be optioned, granted or awarded under the Restated Plan. In addition, shares of common stock which are delivered by the holder or withheld by us upon the exercise of any award under the Restated Plan in payment of the exercise or purchase price of such award or tax withholding thereon may again be optioned, granted or awarded under the Restated Plan. The payment of dividend equivalents in cash in conjunction with any outstanding awards will not be counted against the shares available for issuance under the Restated Plan.

The maximum number of shares that may be subject to awards granted under the Restated Plan to any individual in any rolling three-year period may not exceed 1,500,000.

The proposed increase in shares available for issuance under the Restated Plan has been reviewed and approved by BioMed's board of directors, which determined that the existing number of shares available for issuance under the 2004 Plan was insufficient to meet our needs to provide long-term incentive grants on an ongoing and regular basis to motivate, reward, and retain key employees who create stockholder value. The increase in shares has been necessitated by the hiring of new employees and by granting additional stock awards to current employees as long-term incentives. The increase will enable us to continue our policy of equity ownership by employees, directors and consultants as an incentive to contribute to our continued success.

Administration

The Restated Plan will generally be administered by the compensation committee of BioMed's board of directors (the "Administrator"). However, BioMed's board of directors determines the terms and conditions of, interprets and administers the Restated Plan for awards granted to our non-employee directors and, with respect to these awards, the term "Administrator" refers to BioMed's board of directors. As appropriate, administration of the Restated Plan may be revested in BioMed's board of directors. In addition, for administrative convenience, BioMed's board of directors or the compensation committee may determine to grant to one or more members of BioMed's board of directors or to one or more officers the authority to make grants to individuals who are not directors or executive officers.

Eligibility

The Restated Plan authorizes discretionary grants to our employees, consultants and non-employee directors, and to the employees and consultants of our subsidiaries, of stock options, restricted stock, stock appreciation rights and other stock-based awards. As of March 11, 2009, outstanding equity awards have been issued to 61 of our 125 employees and to our five non-employee directors under the 2004 Plan.

Awards under the Restated Plan

Stock Options. The Restated Plan provides for discretionary grants of non-qualified stock options, or NQSOs, to employees, non-employee directors and consultants. The Restated Plan also provides for the grant of incentive stock options, or ISOs, which may only be granted to employees. Options may be granted with terms determined by the Administrator; provided that ISOs must meet the requirements of Section 422 of the Code. The Restated Plan provides that a holder of ISOs may exercise his or her option for three months following termination of employment, directorship or consultancy and for twelve months in the event such termination results from death or disability. The exercise price for stock options granted under the Restated Plan is set by the Administrator and may not be less than fair market value on the date of grant. The Administrator may also substitute a stock appreciation right for an option at any time prior to or upon exercise of the option, provided that the stock appreciation right is exercisable for the same number of shares of common stock for which the substituted option would have been exercisable. To date, no options have been granted under the Restated Plan.

Restricted Stock. Unless otherwise provided in the applicable award agreement, participants generally have all of the rights of a stockholder with respect to restricted stock. Restricted stock may be issued for a nominal purchase price and may be subject to vesting over time or upon attainment of performance targets. Any dividends or other distributions paid on restricted stock are also subject to restrictions to the same extent as the underlying stock. Award agreements related to restricted stock may provide that restricted stock is subject to repurchase by BioMed in the event that the participant ceases to be an employee, director or consultant prior to vesting. To date, 1,413,536 shares of restricted stock (net of forfeitures) have been granted under the Restated Plan.

Stock Appreciation Rights. The Restated Plan provides for discretionary grants of stock appreciation rights to employees, non-employee directors and consultants. Stock appreciation rights may be granted with terms determined by the Administrator, provided that the exercise price for stock appreciation rights may not be less than fair market value on the date of grant. The Administrator may pay amounts owed upon exercise of a stock appreciation right in shares of common stock or cash, at the Administrator's discretion. To date, no stock appreciation rights have been granted under the Restated Plan.

Performance Bonus Awards. The Restated Plan provides for grants of performance bonus awards to employees, non-employee directors and consultants based upon objectively determinable bonus formulas relating to the performance criteria included in the Restated Plan, provided that no performance bonus award in excess of $1,500,000 becomes payable to a "covered employee" as defined in Section 162(m)(3) of the Code. To date, no performance bonus awards have been granted under the 2004 Plan.

Other Stock Awards. The Restated Plan allows for various other awards including dividend equivalents, stock payments, restricted stock units, and other stock-based awards, with such terms generally as the Administrator may determine in its discretion, provided that no dividend equivalents may be payable with respect to options.

LTIP unit awards under the Restated Plan are substantially similar to restricted stock awards. Like the restricted stock awards, the LTIP units are subject to vesting over a period of time. However, an LTIP unit represents an equity interest in the Operating Partnership, rather than BioMed. Initially, LTIP units will not have full parity with common units of the Operating Partnership with respect to liquidating distributions. Upon the occurrence of certain "triggering events," the LTIP units can over time achieve full parity with common units of the Operating Partnership for all purposes, and therefore accrete to an economic value equivalent to one share of common stock of BioMed. If such parity is reached, vested LTIP units may be redeemed for cash in an amount equal to the then fair market value of an equal number of shares of BioMed common stock or converted into an equal number of shares of BioMed common stock, as determined by BioMed at its election. The Administrator will specify the purchase price, if any, to be paid by the recipient for an LTIP unit. To date, 640,150 LTIP units have been granted under the Restated Plan.

Non-Employee Director Awards

Our non-employee directors are eligible to receive automatic restricted stock awards under the Restated Plan, as described above under "Information Regarding the Board — Compensation of Directors."

Performance Criteria

The compensation committee may designate employees as "covered employees" whose compensation for a given fiscal year may be subject to the limit on deductible compensation imposed by Section 162(m) of the Code. The compensation committee may grant to such covered employees restricted stock, dividend equivalents, stock payments, restricted stock units, cash bonuses and other stock-based awards that are paid, vest or become exercisable upon the attainment of company performance criteria which are related to one or more of the following performance criteria as applicable to our performance or the performance of a division, business unit or an individual, measured either in absolute terms, on a same-property basis, as compared to any incremental increase or as compared to results of a peer group:

- net earnings (either before or after interest, taxes, depreciation and amortization),
- sales or revenue,
- net income (either before or after taxes),
- operating earnings,
- cash flow (including, but not limited to, operating cash flow and free cash flow),
- return on net assets,
- return on stockholders' equity,
- return on sales,

- gross or net profit margin,
- working capital,
- earnings per share,
- price per share of common stock, or
- funds from operations.

The compensation committee may provide that one or more objectively determinable adjustments will be made to one or more of the performance goals established for any performance period. Such adjustments may include one or more of the following:

- items related to a change in accounting principle,
- items relating to financing activities,
- expenses for restructuring or productivity initiatives,
- other non-operating items,
- items related to acquisitions,
- items attributable to the business operations of any entity acquired by us during the performance period,
- items related to the disposal of a business of segment of a business,
- items related to discontinued operations that do not qualify as a segment of a business under GAAP,
- items attributable to any stock dividend, stock split, combination or exchange of shares occurring during the performance period,
- any other items of significant income or expense which are determined to be appropriate adjustments,
- items relating to unusual or extraordinary corporate transactions, events or developments,
- items related to amortization of acquired intangible assets,
- items that are outside the scope of our core, on-going business activities, or
- items relating to any other unusual or nonrecurring events or changes in applicable laws, accounting principles or business conditions.

Awards Generally Not Transferable

Awards under the Restated Plan are generally not transferable during the award holder's lifetime without the consent of the Administrator. The Administrator may allow an award to be transferable to certain permitted transferees for estate or tax planning purposes.

Changes in Control and Corporate Transactions

In the event of certain changes in the capitalization of our company or certain corporate transactions involving our company and certain other events (including a change in control, as defined in the Restated Plan), the Administrator may make appropriate adjustments to awards under the Restated Plan and is authorized to provide for the acceleration, cash-out, termination, assumption, substitution or conversion of such awards. Except as may be set forth in the applicable award agreement, if a change in control, as defined in the Restated Plan, occurs and the holder's awards are not assumed or replaced, those awards become fully exercisable and vested. Award holders will also have an opportunity to exercise any vested awards prior to the consummation of such changes in control or other corporate transactions or events.

Proxy Statement

Term of the Restated Plan; Amendment and Termination

If the stockholders approve this Proposal 3, the Restated Plan will be in effect until May 2019, unless BioMed's board of directors terminates the Restated Plan at an earlier date. BioMed's board of directors may terminate the Restated Plan at any time with respect to any shares not then subject to an award under the Restated Plan. BioMed's board of directors may also modify the Restated Plan from time to time, except that BioMed's board of directors may not, without prior stockholder approval, (1) amend the Restated Plan so as to increase the number of shares of stock that may be issued under the Restated Plan, (2) reduce the exercise price per share of the shares subject to any outstanding option or stock appreciation right or cancel, exchange, substitute, buyout or surrender existing options or stock appreciation rights in exchange for cash or other awards with an exercise price that is less than the exercise price of the original options or stock appreciation rights, or (3) amend the Restated Plan in any manner which would require stockholder approval to comply with any applicable law, regulation or rule or which would alter the rights or obligations of any outstanding award.

Federal Income Tax Consequences Associated with the Restated Plan

The following is a general summary under current law of the material federal income tax consequences to participants in the Restated Plan. This summary deals with the general tax principles that apply and is provided only for general information. Some kinds of taxes, such as state, local and foreign income taxes and federal employment taxes, are not discussed. Tax laws are complex and subject to change and may vary depending on individual circumstances and from locality to locality. The summary does not discuss all aspects of income taxation that may be relevant in light of a holder's personal investment circumstances. This summarized tax information is not tax advice.

Non-Qualified Stock Options. For federal income tax purposes, if an optionee is granted NQSOs under the Restated Plan, the optionee will not have taxable income on the grant of the option, nor will we be entitled to any deduction. Generally, upon exercise of NQSOs the optionee will recognize ordinary income, and we will be entitled to a deduction, in an amount equal to the excess of the fair market value of a common share over the option exercise price on the date each such option is exercised. The optionee's basis for the stock for purposes of determining gain or loss on subsequent disposition of such shares generally will be the fair market value of the common stock on the date the optionee exercises such option. Any subsequent gain or loss will be generally taxable as capital gains or losses.

Incentive Stock Options. There is no taxable income to an optionee when an optionee is granted an ISO or when that option is exercised. However, the amount by which the fair market value of the shares at the time of exercise exceeds the option price will be an "item of adjustment" for the optionee for purposes of the alternative minimum tax. Gain realized by the optionee on the sale of an ISO is taxable at capital gains rates, and no tax deduction is available to us, unless the optionee disposes of the shares within (a) two years after the date of grant of the option or (b) within one year of the date the shares were transferred to the optionee. If the common shares are sold or otherwise disposed of before the end of the two-year and one-year periods specified above, the excess of the fair market value of a common share over the option exercise price on the date of the option's exercise will be taxed at ordinary income rates (or, if less, the gain on the sale), and we will be entitled to a deduction to the extent the optionee must recognize ordinary income. If such a sale or disposition takes place in the year in which the optionee exercises the option, the income the optionee recognizes upon sale or disposition of the shares will not be considered an item of adjustment for alternative minimum tax purposes.

An ISO exercised more than three months after an optionee terminates employment, for reasons other than death or disability, will be taxed as a NQSO, and the optionee will recognize ordinary income on the exercise. We will be entitled to a tax deduction equal to the ordinary income, if any, realized by the optionee.

Restricted Stock. An individual to whom restricted stock is issued generally will not recognize taxable income upon such issuance, and we generally will not then be entitled to a deduction, unless an election is made by the participant under Section 83(b) of the Code. However, when restrictions on shares of restricted stock lapse, such that the shares are no longer subject to a substantial risk of forfeiture, the individual generally will recognize ordinary income, and we generally will be entitled to a deduction for an amount equal to the excess of the fair market value of the shares at the date such restrictions lapse over the purchase price. If a timely election is made under Section 83(b) with respect to restricted stock, the participant generally will recognize ordinary income on the date of the issuance equal to the excess, if any, of the fair market value of the shares at that date over the purchase price of such shares, and we will be entitled to a deduction for the same amount. Participants may only make an 83(b) election with the consent of the Administrator.

Stock Appreciation Rights. A participant will not be taxed upon the grant of a stock appreciation right. Upon the exercise of the stock appreciation right, the participant will recognize ordinary income equal to the amount of cash or the fair market value of the stock received upon exercise. At the time of exercise, BioMed will be eligible for a tax deduction as a compensation expense equal to the amount that the participant recognizes as ordinary income.

LTIP Units. LTIP unit awards that constitute "profits interests" within the meaning of the Code and published Internal Revenue Service guidance will generally not be taxed at the time of grant, though the holder will be required to report on his income tax return his allocable share of the Operating Partnership's income, gain, loss, deduction and credit, regardless of whether the Operating Partnership makes a distribution of cash. Instead, LTIP units are generally taxed upon a disposition of the LTIP units or distributions of money to the extent that such amounts received exceed the basis in the LTIP units. Generally, no deduction is available to us upon the grant, vesting or disposition of the LTIP units.

If LTIP units are granted to a recipient who is an employee, the issuance of those units may cause wages paid to the recipient to be characterized and subject to taxation as self-employment income. If treated as a self-employed partner, the recipient will be required to make quarterly income tax payments rather than having amounts withheld by us. Additionally, if self-employed, the recipient must pay the full amount of all FICA employment taxes on the employee's compensation, whereas regular employees are only responsible for 50% of these taxes. To date, the Internal Revenue Service has not issued definitive guidance regarding the treatment of wages paid to partner-employees.

Other Stock Awards and Performance Bonus Awards. The participant will have ordinary income upon receipt of stock or cash payable under performance awards, dividend equivalents, restricted stock units and stock payments. BioMed will be eligible for a tax deduction as a compensation expense equal to the amount of ordinary income recognized by the participant.

Section 162(m) of the Code. In general, under Section 162(m), income tax deductions of publicly-held corporations may be limited to the extent total compensation (including base salary, annual bonus, stock option exercises and non-qualified benefits paid) for specified executive officers exceeds $1 million (less the amount of any "excess parachute payments" as defined in Section 280G of the Code) in any one year. However, under Section 162(m), the deduction limit does not apply to certain "qualified performance-based compensation" established by an independent compensation committee which conforms to certain conditions stated under the Code and related regulations. Options and stock appreciation rights granted by the compensation committee under the Restated Plan are intended to qualify as "qualified performance-based compensation" under Section 162(m) of the Code. The Restated Plan has been structured with the intent that certain other awards granted under the Restated Plan may, in the discretion of the compensation committee, be structured so as to qualify for the "qualified performance-based compensation" exception to the $1 million annual deductibility limit of Section 162(m) of the Code.

Section 409A of the Code. Certain types of awards under the Restated Plan may constitute, or provide for, a deferral of compensation under Section 409A of the Code. Unless certain requirements set forth in Section 409A are complied with, holders of such awards may be taxed earlier than would otherwise be the case (e.g., at the time of vesting instead of the time of payment) and may be subject to an additional 20% federal penalty tax (and, potentially, certain interest penalties). To the extent applicable, the Restated Plan and awards granted under the Restated Plan will be structured and interpreted to comply with Section 409A of the Code and the Treasury Regulations and other interpretive guidance that may be issued pursuant to Section 409A of the Code.

If a plan award is subject to and fails to satisfy the requirements of Section 409A, the recipient of that award may recognize the compensation deferred under the award as ordinary income when such amounts are vested, which may be prior to when the compensation is actually or constructively received. Also, if an award that is subject to Section 409A fails to comply, Section 409A imposes an additional 20% federal income tax on the deferred compensation recognized as ordinary income, as well as interest on such deferred compensation.

Plan Benefits

Under the 2004 Plan, our executive officers have received the following equity awards:

Alan D. Gold, our Chief Executive Officer, has received 311,667 shares of restricted stock and 175,000 LTIP units; Kent Griffin, our President, Chief Operating Officer and Chief Financial Officer, has received 153,881 shares of restricted stock and 63,882 LTIP units; Gary A. Kreitzer, our Executive Vice President and General Counsel, has received 82,333 shares of restricted stock and 80,879 LTIP units; and Matthew G. McDevitt, our Executive Vice President, Acquisitions and Leasing, has received 103,000 shares of restricted stock and 125,012 LTIP units. As of March 11, 2009:

- All of our executive officers as a group have received:
  - 650,881 shares of restricted stock, and
  - 444,773 LTIP units under the 2004 Plan.
- In the aggregate we have granted to employees:
  - 1,361,536 shares of restricted stock (net of forfeitures), and
  - 640,150 LTIP units under the 2004 Plan.
- Our non-employee directors as a group have received:
  - 52,000 shares of restricted stock under the 2004 Plan.

Proxy Statement

Our non-employee directors are also eligible to receive automatic restricted stock awards under the Restated Plan, as described above under "Information Regarding the Board — Compensation of Directors."

All other future grants under the Restated Plan are within the discretion of the Administrator and the benefits of such grants are, therefore, not determinable.

Required Vote

The affirmative vote of a majority of the votes cast by stockholders who are present or represented by proxy and entitled to vote at the 2009 annual meeting of stockholders shall be required to approve the amendment and restatement of the 2004 Plan, provided that the total votes cast on this proposal represent a majority of the shares of our common stock entitled to vote on this proposal.

Recommendation of the Board of Directors

Our board of directors recommends that stockholders vote FOR the approval of the amendment and restatement of the 2004 Plan.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth as of March 11, 2009, except as otherwise set forth in the footnotes to the table, the beneficial ownership of shares of our common stock and shares of common stock into which units of limited partnership in our operating partnership, BioMed Realty, L.P., a Maryland limited partnership of which we are the sole general partner, are exchangeable for (1) each person who is the beneficial owner of 5% or more of our outstanding common stock, (2) each executive officer named in the Summary Compensation Table below (the "Named Executive Officers"), (3) each director and nominee for director and (4) executive officers and directors as a group. Each person named in the table has sole voting and investment power with respect to all of the shares of common stock shown as beneficially owned by such person, except as otherwise set forth in the footnotes to the table. The extent to which a person holds operating partnership units as opposed to shares of common stock is set forth in the footnotes below. Unless otherwise indicated, the address of each named person is c/o BioMed Realty Trust, Inc., 17190 Bernardo Center Drive, San Diego, California 92128. We are not aware of any arrangements, including any pledge of our common stock, that could result in a change in control of the company.

Name and Address	Number of Shares of Common Stock and Units Beneficially Owned(1)	Percentage of Shares of Common Stock Beneficially Owned(2)	Percentage of Shares of Common Stock and Units Beneficially Owned(2)(3)
Alan D. Gold(4)	1,785,707	*	2.2%
R. Kent Griffin, Jr.(5)	217,763	*	*
Gary A. Kreitzer(6)	959,255	*	1.2
Matthew G. McDevitt(7)	291,212	*	*
John F. Wilson, II(8)	575,433	*	*
Barbara R. Cambon(9)	12,000	*	*
Edward A. Dennis, Ph.D.(9)	14,500	*	*
Richard I. Gilchrist(9)	4,000	*	*
Theodore D. Roth(9)(10)	14,000	*	*
M. Faye Wilson(9)	12,000	*	*
Cohen & Steers, Inc.(11)	7,186,484	8.9%	8.9
Barclays Global Fund Advisors(12)	6,806,262	8.4	8.4
The Vanguard Group, Inc.(13)	6,541,241	8.1	8.1
Deutsche Bank AG(14)	6,354,260	7.8	7.8
All executive officers and directors as a group (9 persons)(15)	3,310,437	*	4.0

* Less than 1%.

(1) Amounts assume that all units are exchanged for shares of our common stock.

(2) Based on a total of 81,180,596 shares of our common stock outstanding as of March 11, 2009.

(3) Based on a total of 2,795,364 limited partnership units and 566,540 LTIP units outstanding as of March 11, 2009, which may be exchanged for cash or shares of our common stock under certain circumstances. The total number of shares of common stock and units outstanding used in calculating these percentages assumes that none of the units held by other persons are exchanged for shares of our common stock.

(4) Includes 1,141,742 limited partnership units, 110,000 LTIP units, 179,927 shares of common stock and 175,000 shares of restricted stock held by Mr. Gold directly. 1,141,742 limited partnership units and 179,927 shares of common stock held by Mr. Gold directly are pledged as security for a loan and as security for a related interest rate swap agreement. Also includes Mr. Gold's interest in 179,038 limited partnership units held by entities in which Messrs. Gold and Kreitzer share voting and investment power.

(5) Includes 120,529 shares of restricted stock and 63,882 LTIP units.

(6) Includes 642,528 limited partnership units, 80,879 LTIP units and 3,000 shares of restricted stock held by Mr. Kreitzer directly, of which 424,069 limited partnership units are pledged as security for a non-purpose loan. Also includes 80,000 limited partnership units held by Ventanas Del Mar, L.P., over which Mr. Kreitzer

has sole voting and investment power, and includes Mr. Kreitzer's interest in 109,715 limited partnership units held by entities in which Messrs. Gold and Kreitzer share voting and investment power.

(7) Includes 44,541 limited partnership units, 125,012 LTIP units and 60,000 shares of restricted stock held by Mr. McDevitt directly, of which 44,541 limited partnership units are pledged as security for a non-purpose loan. Also includes 43,659 limited partnership units and 18,000 shares of common stock held by Mr. McDevitt's wife, which are also pledged as security for the same non-purpose loan.

(8) Includes 111,661 LTIP units held by Mr. Wilson directly. Also includes 425,073 limited partnership units held by SIXJWS, L.P., over which Mr. Wilson has sole voting and investment power, and which, along with 31,823 shares of common stock held by Mr. Wilson directly, have been pledged as security for a non-purpose loan. Also includes 6,876 limited partnership units held by Mr. Wilson's wife.

(9) Includes 2,000 shares of restricted common stock.

(10) Includes 6,500 shares of common stock held in a margin account.

(11) Cohen & Steers, Inc.'s address is 280 Park Avenue, 10th Floor, New York, New York 10017. The foregoing information is based on Cohen & Steers, Inc.'s Schedule 13G/A filed with the Securities and Exchange Commission on January 9, 2009.

(12) Includes 2,438,278 shares, 92,848 shares and 29,152 shares beneficially owned by Barclays Global Investors, NA., Barclays Global Investors, Ltd, and Barclays Global Investors Japan Limited, respectively. Barclays Global Fund Advisors' address is 400 Howard Street, San Francisco, California 94105. The foregoing information is based on Barclays Global Fund Advisors' Schedule 13G filed with the Securities and Exchange Commission on February 5, 2009.

(13) Includes 109,784 shares beneficially owned by Vanguard Fiduciary Trust Company ("VFTC"), a wholly-owned subsidiary of The Vanguard Group, Inc., as a result of its serving as investment manager of collective trust accounts. VFTC directs the voting of these shares. The Vanguard Group, Inc.'s address is 100 Vanguard Boulevard, Malvern, Pennsylvania 19355. The foregoing information is based on The Vanguard Group, Inc.'s Schedule 13G/A filed with the Securities and Exchange Commission on February 12, 2009.

(14) Reflects shares beneficially owned by the Private Clients and Asset Management business group of Deutsche Bank AG, and does not reflect any shares beneficially owned by any other business group of Deutsche Bank AG. Deutsche Bank AG's address is Theodor-Heuss-Allee 70, 60468 Frankfurt am Main, Germany. The foregoing information is based on Deutsche Bank AG's Schedule 13G filed with the Securities and Exchange Commission on February 12, 2009.

(15) Excludes Mr. Wilson, who retired from his position as Executive Vice President of BioMed on December 31, 2008.

EXECUTIVE OFFICERS

Our executive officers and their ages as of March 11, 2009 are as follows:

Name	Position	Age
Alan D. Gold	Chairman and Chief Executive Officer	48
Gary A. Kreitzer	Executive Vice President and General Counsel	54
R. Kent Griffin, Jr.	President, Chief Operating Officer and Chief Financial Officer	39
Matthew G. McDevitt	Executive Vice President, Acquisitions and Leasing	43

Biographical information with respect to Messrs. Gold and Kreitzer is set forth above under "Election of Directors — Information Regarding Directors."

R. Kent Griffin, Jr. has served as our President and Chief Operating Officer since December 2008. He continues to serve as our Chief Financial Officer, a position he has held since March 2006. Mr. Griffin previously was part of the real estate investment banking group at Raymond James & Associates, Inc. where he was a Senior Vice President responsible for advising real estate clients on public and private equity and debt issuance, mergers and acquisitions, and other services. Prior to joining Raymond James in 2003, Mr. Griffin spent four years with JP Morgan in its global real estate investment banking group in both New York and San Francisco. Mr. Griffin was part of the real estate service group for Arthur Andersen LLP from 1992 to 1997, where he was responsible for a range of audit and advisory services as a certified public accountant. Mr. Griffin received a Master of Business

Administration from the University of North Carolina and a Bachelor of Science Degree in Business and Accountancy from Wake Forest University. Mr. Griffin is a member of the National Association of Real Estate Investment Trusts.

Matthew G. McDevitt has served as our Executive Vice President, Acquisitions and Leasing since February 2008 and served as our Regional Executive Vice President from February 2006 to February 2008, having joined us in 2004 as our Vice President, Acquisitions. Mr. McDevitt previously served as President of McDevitt Real Estate Services, Inc. ("MRES"), which Mr. McDevitt formed in October 1997 as a full service real estate provider focusing on the life science industry. Before founding MRES, Mr. McDevitt spent ten years as a commercial real estate broker in the Washington, D.C. metropolitan area. Mr. McDevitt received his Bachelor of Arts Degree in Business from Gettysburg College. He currently serves on the board of directors of the Massachusetts Chapter of the National Association of Industrial and Office Properties, and is a member of the Pennsylvania Biotechnology Association.

EXECUTIVE COMPENSATION AND OTHER INFORMATION

Compensation Discussion and Analysis

This section provides an overview and analysis of our compensation program and policies, the material compensation decisions we have made under those programs and policies with respect to our Named Executive Officers, and the material factors that we considered in making those decisions. Our Named Executive Officers include:

- Alan D. Gold, our Chairman and Chief Executive Officer,
- Kent Griffin, our President, Chief Operating Officer and Chief Financial Officer,
- Gary A. Kreitzer, our Executive Vice President and General Counsel,
- Matthew G. McDevitt, our Executive Vice President, Acquisitions and Leasing, and
- John F. Wilson, II, our Executive Vice President, who retired from our company on December 31, 2008, and, as a result, did not participate in our compensation committee's executive compensation and performance reviews for 2008.

On December 15, 2008, Mr. Griffin was promoted to the position of President and Chief Operating Officer, and continues to serve as our Chief Financial Officer. In connection with Mr. Griffin's promotion, Mr. Gold relinquished his title of President and continues to serve as our Chairman and Chief Executive Officer.

Executive Compensation Program Overview

Our executive compensation program is administered under the direction of the compensation committee of the board of directors. The responsibilities of the compensation committee are more fully described under "Election of Directors — Information Regarding the Board — Committees of the Board — Compensation Committee."

Objectives of Our Executive Compensation Program. Our executive compensation program is designed to meet the following objectives:

- to attract, retain and motivate executives with superior ability, experience and leadership capability by providing compensation that is competitive relative to the compensation paid to similarly situated executives of our peer companies,
- to reward individual achievement appropriately and promote individual accountability to deliver on our business objectives, and
- to enhance BioMed's long-term financial performance and position, and thus stockholder value, by significantly aligning the financial interests of our executives with those of our stockholders.

To accomplish these objectives, our executive compensation program primarily includes:

- annual base salaries, intended to provide a stable annual income at a level that is consistent with the individual executive officer's role and contribution to the company,
- bonuses, intended to link each executive officer's compensation to our overall financial and operating performance and the officer's performance versus established goals and objectives for a particular year, and
- long-term incentives through equity-based compensation, including restricted stock and LTIP unit grants, intended to further promote retention through time-based vesting, to significantly align the financial interests of our executives with those of our stockholders and to encourage actions that maximize long-term stockholder value.

Each of our executive officers is also entitled to certain benefits upon a change of control of the company or upon his or her termination from the company without "cause" or for "good reason," including severance benefits and full vesting of all long-term incentives held by the officer. We provide these benefits to our executive officers in order to give them the personal security and stability necessary for them to focus on the performance of their duties and responsibilities to us, and in order to attract and retain executives as we compete for talented employees in a marketplace where such protections are commonly offered. These items are described under "— Employment Agreements" and "— Potential Payments Upon Termination or Change in Control."

Determination of Compensation Awards

The compensation committee annually reviews and determines the total compensation to be paid to our executive officers.

Role of Management. Mr. Gold, our Chief Executive Officer, makes recommendations and presents analyses to the compensation committee based on its requests. He also discusses with the committee:

- the company's and its peers' performance,
- the financial and other impacts of proposed compensation changes on our business,
- peer group data, and
- the performance of the other executives, including information on how he evaluates the other executives' individual and business unit performances.

Mr. Gold attends compensation committee meetings, but he does not attend the portion of compensation committee meetings intended to be held without members of management present, or any deliberations relating to his own compensation. Mr. Griffin, our President, Chief Operating Officer and Chief Financial Officer, when directed accordingly, also provides information on the company's and its peers' performance and evaluates the financial implications of compensation committee actions under consideration and provides related information.

Competitive Market Data and Compensation Consultant. The compensation committee has retained FPL Associates to provide executive compensation advisory services. Neither the compensation committee nor the company has any other professional relationship with FPL Associates, except that Ferguson Partners Ltd., an affiliate of FPL Associates, was also retained in connection with our identification and review of potential board candidates in 2007. In connection with the compensation committee's year-end 2008 compensation review and determinations, FPL Associates provided data regarding market practices and provided advice regarding executive annual base salaries, bonuses and long-term incentive compensation, consistent with our compensation philosophies and objectives.

In determining compensation for our executive officers, the compensation committee utilizes data and surveys provided by FPL Associates of the companies in our peer groups and examines each peer company's performance and the compensation elements and levels provided to their executive officers. The compensation committee then carefully evaluates our corporate performance and generally determines whether the compensation elements and levels that we provide to our executive officers are appropriate relative to the compensation elements and levels provided to their counterparts at our peer companies, in light of each executive officer's individual and business unit performance and contributions.

The compensation committee, with input from the compensation consultant and management, annually reviews the composition of the peer groups and the criteria and data used in compiling the peer group lists, and makes appropriate modifications to account for certain factors such as peer company size, market capitalization, asset focus and growth statistics. The compensation committee does not consider the methodology that each peer company employs in making compensation decisions as a factor in selecting the companies for inclusion in the peer group.

For 2008, the compensation committee utilized two peer groups of real estate companies, including the "office peer group" and the "size-based peer group." The office peer group consisted of nine public real estate investment trusts, or REITs, focused primarily on the development, ownership and operation of office properties, having individual total capitalizations in the range of $3.0 billion to $8.8 billion, with a median total capitalization of $5.0 billion, as of June 30, 2008. The office peer group included the following companies:

- Alexandria Real Estate Equities, Inc.
- Brandywine Realty Trust
- Corporate Office Properties Trust
- Douglas Emmett, Inc.
- Duke Realty Corporation
- Highwoods Properties, Inc.
- Kilroy Realty Corporation
- Mack-Cali Realty Corporation
- Maguire Properties, Inc.

The size-based peer group included 15 public REITs which develop, own and operate properties for varying types of uses, having individual total capitalizations in the range of $2.3 billion to $6.1 billion, with a median total capitalization of $3.0 billion, as of June 30, 2008. The size-based peer group included the following REITs:

- Alexandria Real Estate Equities, Inc.
- Brandywine Realty Trust
- BRE Properties, Inc.
- Colonial Properties Trust
- Corporate Office Properties Trust
- DCT Industrial Trust Inc.
- FelCor Lodging Trust Incorporated
- First Industrial Realty Trust, Inc.
- Highwoods Properties, Inc.
- Kilroy Realty Corporation
- National Retail Properties, Inc.
- PS Business Parks, Inc.
- Realty Income Corporation
- Strategic Hotels & Resorts, Inc.
- Washington Real Estate Investment Trust

Certain peers with characteristics within the two peer groups were not selected due to company size and merger and acquisition activity.

Although the compensation committee obtains and reviews compensation data from the company's peers, it does not believe that it is appropriate to establish compensation levels based solely on benchmarking. Instead, the compensation committee relies upon its judgment in making compensation decisions, after reviewing the specific performance criteria of the company and carefully evaluating an executive officer's individual performance during the year and, for executive officers other than Mr. Gold, business unit performance during the year, each as more specifically described below.

Based on the performance of the company and our executive team, the compensation committee sought to target total compensation for 2008 for our executive officers at a level that was generally at or near the 75th percentile of the total compensation paid in 2007 (the most recent data available at that time) to executives holding comparable positions within the size-based peer group and at or near the 50th percentile of the total compensation paid in 2007 to executives holding comparable positions within the office peer group. The committee compared the executive compensation programs as a whole and also compared the pay of individual executives if the positions were sufficiently similar to make the comparisons meaningful. The compensation committee also sought to allocate total compensation between cash and equity compensation based on a number of factors, including the compensation mix of our peer group companies, total compensation targets, and the guidelines and requirements established in the executives' employment agreements at the time of BioMed's formation for base salaries and bonus ranges. However, the compensation committee does not have a stated policy regarding the mix of our executive officers' compensation between cash and equity compensation. Instead, the compensation committee strives to strike an appropriate balance among base salary, annual bonus and long-term incentives, and it may adjust the allocation of pay in order to facilitate the achievement of BioMed's objectives or remain competitive in the market for executive talent.

Performance Measures. The compensation committee evaluates the executive officers based on three performance measures:

- individual performance,
- business unit performance (except for Mr. Gold), and
- corporate performance.

The three performance measures are accorded different weights depending on the executive officer and whether the compensation being evaluated is the annual bonus or long-term equity incentive compensation. The weightings are described in further detail under "— Elements of the Executive Compensation Program-Annual Bonuses" and "— Elements of the Executive Compensation Program — Long-Term Incentives — Restricted Stock and LTIP Unit Awards."

Individual Performance. In the beginning of each year, our Chief Executive Officer, with input from the individual executives, sets certain goals and expectations for each executive officer, tailored to the executive's specific role within and expected contribution to the company as well as developmental requirements. These goals and expectations are generally subjective in nature and relate primarily to:

- driving execution of BioMed's business plan and the success of the company as a whole (without singularly focusing on achieving only the specific objectives within that officer's area of responsibility),
- demonstrated individual leadership skills,
- continuous self-development,
- teamwork,
- fostering effective communication and coordination across company departments,
- developing and motivating employees to achieve high performance,
- cultivating employees' engagement and alignment with our company's core values, and
- adaptability and flexibility to changing circumstances.

While the compensation committee focuses on evaluating individual performance in the context of an overall effective manager, performance relative to the individual goals listed above generally requires a subjective evaluation, and the compensation committee may emphasize certain goals over others in its discretionary decision-making that do not lend themselves to a formulaic approach.

Business Unit Performance. In the beginning of each year, our Chief Executive Officer, as a result of an extensive process involving analyses and discussions with management, sets certain goals and expectations for individual business units, which include, for example:

- operating business units within the established budgets,
- controlling general and administrative costs,
- executing on acquisition and development programs according to plans,
- achieving financing milestones and the optimal mix of borrowing designed to protect our long-term financial stability,
- strengthening operational, budgeting and management processes, and
- developing and managing the successful execution of appropriate leasing strategies.

Although more objectively quantifiable than individual performance evaluations, business unit performance goals are still both quantitative and qualitative in nature, and the compensation committee exercises discretion in making business unit performance determinations by emphasizing certain goals over others and taking into account general business environment considerations with respect to each goal, including changes in the business environment that have occurred between when the goals were originally set and when the evaluation is conducted.

Corporate Performance.

Corporate Performance as a Component of Annual Bonus Determination. As a component in determining the executive officers' annual bonuses, our company's corporate performance is evaluated based on two criteria:

- the achievement of per share funds from operations, or FFO, within the annual guidance range generally provided on the third quarter earnings press release of the preceding year, as adjusted for any stock splits, stock offerings or similar transactions, and
- the achievement of two to three percent year-over-year growth in cash basis same property net operating income, or NOI.

Our methodology for calculating FFO is described in detail in our Annual Report on Form 10-K for the year ended December 31, 2008 in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations — Funds from Operations." We compute NOI by adding or subtracting certain items from net income, including minority interest in the operating partnership, gains or losses from investment in unconsolidated partnerships, interest expense, interest income, depreciation and amortization, and general and administrative expenses. We use NOI as a performance measure because it reflects only those income and expense items that are incurred at the property level.

In evaluating the achievement of these corporate performance goals, the compensation committee may exercise its discretion whether or not to make certain adjustments based on non-recurring events during the year.

Corporate Performance as a Component of Long-Term Equity Incentive Determination. As a component in determining the executive officers' long-term equity incentive awards, our company's corporate performance is evaluated based on stockholder performance, which can be divided into two categories:

- the company's absolute total stockholder return for the year, which is calculated based on a combination of total dividend return and the change in common share price during the year, as adjusted for any stock splits, stock offerings or similar transactions, with an annual target absolute total stockholder return of nine percent, and
- the company's total stockholder return as compared to the MSCI US REIT Index, or RMZ.

We use total stockholder return as a long-term incentive award criteria because we believe it further aligns the interests of the executive to stockholder interests. In evaluating the achievement of these corporate performance goals, the compensation committee may exercise its discretion whether or not to make certain adjustments based on general equity market conditions.

Elements of the Executive Compensation Program

The compensation committee carefully reviews the corporate performance of the company and individual and business unit performances of the executive officers to determine the appropriate level of total compensation for the executive officers, while also taking into consideration how each executive officer's total compensation compares to other similarly situated executives in the peer companies as described above. In addition, the compensation committee seeks to optimally allocate total compensation among its various components, which include base salary, bonus and long-term equity incentive compensation, based on the criteria as described below.

Base Salary

The initial base salary for each executive officer is provided in the employment agreement between BioMed and such officer, as described below under "— Potential Payments Upon Termination or Change in Control," subject to annual increases based on increases in the consumer price index and further increases in the discretion of the board of directors or compensation committee. In determining base salary increases, the compensation committee considered each executive officer's individual performance and business unit performance, as well as the company's overall performance, market conditions and competitive salary information.

In connection with the annual review of their performance, in January 2008, the compensation committee approved increases to the annual base salaries of our executive officers, effective January 1, 2008, with Mr. Gold's annual base salary increased 5% to $472,500, each of Messrs. Wilson's, Griffin's and McDevitt's annual base salary increased 5% to $313,500, and Mr. Kreitzer's annual base salary increased 5% to $157,500.

In connection with the annual compensation review in January 2009, the compensation committee decided not to increase the annual base salaries of our executive officers. Messrs. Gold, Griffin and McDevitt also each waived their rights under their employment agreements to receive a consumer price index adjustment in their annual base salary for 2009. In addition, pursuant to an amendment to his employment agreement, Mr. Kreitzer's annual base salary was set at $100,000 for 2009.

Annual Bonuses

Our annual executive bonus program is intended to reward our executive officers for individual achievement in supporting the fulfillment of corporate objectives for the year, including financial and operating performance goals. Each Named Executive Officer's annual bonus (other than Mr. Kreitzer) is also based in part on their employment agreements, which provide for annual bonus ranges as a percentage of base salary of 50% to 200% for Mr. Gold and 50% to 150% for each of Messrs. Griffin and McDevitt.

In determining the executive officers' respective annual bonuses, the compensation committee primarily considers the corporate performance of the company, while also taking into consideration the respective individual performances of each of the executive officers and the respective business unit performances for each of Messrs. Griffin and McDevitt. The company's corporate performance is assessed through the evaluation of the company's FFO per diluted share and same property cash NOI results, with FFO per diluted share weighted approximately twice as much as same property cash NOI.

The following is a brief analysis of the compensation committee's deliberations regarding individual and business unit performance on an executive by executive basis:

Mr. Gold. Mr. Gold, as our Chief Executive Officer, is responsible for the overall management and stewardship of the company, including focusing on broader, longer-term corporate strategies. In its evaluation of Mr. Gold's individual performance, the compensation committee noted the following accomplishments:

- successfully guiding the company through a difficult economic environment to achieve strong overall operating results in 2008,
- providing key leadership in the continual development of our strategy to ensure that stockholder value is maximized over the long-term, particularly with respect to:
  - raising capital and maintaining our strong long-term financial stability,
  - developing an aggressive leasing strategy to maximize the value of our properties,
  - driving the cost effective construction of our development and redevelopment properties, and
  - providing cost effective operational services to our tenants to meet their changing needs,
- providing highly valuable guidance to the other executives and employees and effectively fostering an environment of dedicated professionalism and hard work, and
- maintaining the right "tone at the top" and creating a culture of strong corporate governance, transparency and ethics.

Mr. Griffin. Mr. Griffin, as our President, Chief Operating Officer and Chief Financial Officer, is responsible for the day-to-day execution of our corporate strategy. Mr. Griffin served as our Chief Financial Officer throughout 2008, having been promoted to serve the additional role of President and Chief Operating Officer in December

2008. As a result, Mr. Griffin's role and responsibilities within the company have expanded. In its evaluation of Mr. Griffin's individual performance and business unit performance, the compensation committee noted the following accomplishments:

- working with the Chief Executive Officer and our board of directors to effectively manage capital requirements, including anticipated near-term debt maturities,
- playing a key role in two successful public offerings of our common stock in April 2008 and October 2008, raising over $360 million in net proceeds,
- increasing engagement with the board of directors beyond financial matters,
- increasing exposure within our investor and analyst communities,
- increasing management of the company's day-to-day to operations, including:
  - raising capital and maintaining our strong long-term financial stability,
  - the management of property operations within budget,
  - the effective control of general and administrative expenses, and
  - improving efficiency and accuracy in the budgetary processes, and
- fostering increased coordination and communication across our functional departments.

Mr. McDevitt. Mr. McDevitt, as our Executive Vice President, Acquisitions and Leasing, is tasked with implementing and managing the execution of leasing and acquisition strategies on a company-wide basis. In its evaluation of Mr. McDevitt's individual performance, the compensation committee noted the following accomplishments:

- managing the regional leasing teams in the execution of approximately 848,000 square feet of new leases, lease extensions and renewals in 2008, in the context of challenging market conditions,
- providing key mentorship, guidance and support of leasing and acquisitions team members as they assume greater responsibilities and leadership for executing the company's strategy, and
- continuing to establish strong relationships with major life science companies with significant space requirements, including through lease renewals and expansions with existing tenants, the execution of leases with new tenants and the development of ties with prospective tenants.

Mr. Kreitzer. Mr. Kreitzer, our Executive Vice President and General Counsel, served in such capacity at 50% of a full-time work schedule in 2008. Mr. Kreitzer oversaw the legal department in 2008, including the supervision of the Vice President, Legal and Vice President, Real Estate Counsel. Mr. Kreitzer also continues to serve as a member of the board of directors of the company, and provides his guidance and leadership with respect to the company's long-term strategy.

In terms of corporate performance criteria, we achieved an FFO per diluted share of $1.82 for 2008. As adjusted for the company's stock issuances in April 2008 and October 2008, the exchangeable notes repurchases in the fourth quarter of 2008, an ineffectiveness charge on certain forward-starting swaps and the retirement of an executive officer in the fourth quarter of 2008, we achieved an estimated FFO per diluted share of $1.93 for 2008, which was two cents above the mid-point of the guidance range of $1.91 disclosed in our third quarter 2007 earnings press release in November 2007. In addition, we achieved same property cash NOI year-over-year growth of 3.7% in the fourth quarter of 2008, which was 1.2% above the 2.5% targeted mid-point of the compensation committee's two to three percent range.

The specific amounts of the bonuses awarded to our Named Executive Officers for the 2008 fiscal year are reflected in the Summary Compensation Table. The bonuses for Messrs. Gold and McDevitt were below the midpoint of the annual bonus ranges in their respective employment agreements, and Mr. Griffin's bonus was slightly above the midpoint of the annual bonus range in his employment agreement. These bonuses for the 2008 fiscal year also were approximately 53%, 42% and 59% lower than the annual bonuses received for the 2007 fiscal year for Messrs. Gold, Griffin and McDevitt, respectively.

Long-Term Incentives — Restricted Stock and LTIP Unit Awards

Long-term incentive awards are designed to increase senior management's stock ownership in BioMed, to directly align employee compensation with the interests of our stockholders and to encourage actions that maximize long-term stockholder value. Our long-term incentive awards generally vest over three to five years, thereby providing an incentive for the grantee to remain with BioMed, and dividends are paid on the entirety of the grant from the date of the grant.

The compensation committee has historically provided a set dollar amount of long-term equity incentive awards that may be granted to executives and other employees, which was established annually by the committee based on a variety of factors, including the number of executives and key employees, the previous year's pool size, peer company pool allotments and the general performance of the company. The total equity incentive award pool available for the 2008 year-end grants was set by the compensation committee at ten million dollars. Executives are generally allocated 60% of the pool, while other key employees are allocated the remaining 40% of the pool. While the compensation committee can grant up to the amount authorized in the equity incentive award pool, the committee takes into consideration the individual and business unit performance measures, business environment, competitive salary environment and company performance and impact to determine grants, which may result in the compensation committee granting less than the authorized amount.

The compensation committee has determined that for future years it will base the size of the equity incentive award pool on the committee's review of the company's financial performance, with an emphasis on the company's performance in generating cash flow available to pay dividends to its stockholders, in addition to the company's absolute total stockholder performance and relative total stockholder performance, as described in "— Determination of Compensation Awards — Performance Measures — Corporate Performance — Corporate Performance as a Component of Long-Term Equity Incentive Determination." The compensation committee believes that determining the growth of the equity incentive award plan based on stockholder performance is appropriate, because, as stated before, it further aligns the interests of our executives and employees with the long-term total return goals of our stockholders. The committee believes that the level of cash flow available to pay dividends to its stockholders is also an appropriate component of the pool calculation, as such cash flow represents a broader consideration of financial position and performance than other discrete financial metrics, and dividends represent real return of value to stockholders, are extensively reviewed and approved by the full board of directors and generally normalize for one-time events.

In determining the executive officers' respective long-term incentive awards, the compensation committee primarily considers the corporate performance of the company, while also taking into consideration the respective individual performances of each of the executive officers and the respective business unit performances for each of Messrs. Griffin and McDevitt. The company's corporate performance is measured by the absolute total stockholder return and relative stockholder return of the company, with each given equal weighting. In addition, the compensation committee may adjust the amounts of long-term incentive awards to avoid significant year-over-year fluctuations, to achieve targeted total compensation in light of salary levels and cash bonus awards, and to take into consideration peer company practices and the awards' goals of long term performance and retention of highly talented executives.

BioMed's absolute total stockholder return for 2008 was (45.5%), and the RMZ's total stockholder return for 2008 was (38.0%). BioMed's relative total stockholder return underperformed the RMZ's total stockholder return by 7.5%.

For the 2008 fiscal year, in January 2009, Mr. Gold was granted 175,000 shares of restricted stock, Mr. Griffin was granted 90,000 shares of restricted stock, Mr. McDevitt was granted 60,000 shares of restricted stock, and Mr. Kreitzer was granted 3,000 shares of restricted stock. In total, the Named Executive Officers received $3.6 million of the $6.0 million available under the executive pool for 2008. These awards were based upon the compensation committee's consideration of the foregoing factors, as well as the committee's assessment of the economic environment, the company's share price, the number and dollar value of prior equity awards granted to the executives, and the total compensation to the executives in absolute terms and with reference to the total compensation paid to similarly situated executives at the company's peers. The awards vest at a rate of 25% per year for Messrs. Gold, Griffin and McDevitt and vest approximately one year after the date of grant for Mr. Kreitzer. The equity incentive awards granted to our Named Executive Officers in 2008 are reflected in the Grants of Plan-Based Awards table.

Equity Grant Practices

The annual awards of unvested restricted stock and LTIP units are typically granted to our executive officers at the compensation committee's regularly scheduled meeting in the first quarter of each year. Such equity awards are effective upon grant. Board and committee meetings are generally scheduled at least a year in advance. Scheduling decisions are made without regard to anticipated earnings or other major announcements by the company. We have not awarded any stock options.

Other Benefits

We provide benefits such as a 401(k) plan, medical, dental and life insurance and disability coverage for all of our employees, including our executive officers. We also provide personal paid time off and other paid holidays to all employees, including the executive officers, which are similar to those provided at comparable companies. In addition, under the terms of the executive officers' employment agreements described below, we provide reimbursement for the premiums for long-term disability and life insurance policies and car allowances. We believe that our employee benefit plans are an appropriate element of compensation, are competitive within our peer group companies and are necessary to attract and retain employees.

Employment Agreements

In order to specify our expectations with regard to our executive officers' duties and responsibilities and to provide greater certainty with regard to the amounts payable to our executive officers in connection with certain terminations or change in control events, our board of directors has approved and we have entered into employment agreements with each of our executive officers, which are described in more detail under "— Potential Payments Upon Termination or Change in Control" below.

Tax Deductibility of Executive Compensation

The compensation committee considers the anticipated tax treatment to the company and the executive officers in its review and establishment of compensation programs and payments. The deductibility of some types of compensation payments can depend upon the timing of the executive's vesting or exercise of previously granted rights. Interpretations of and changes in applicable tax laws and regulations as well as other factors beyond the committee's control also can affect deductibility of compensation. The committee's general policy is to maintain flexibility in compensating executive officers in a manner designed to promote varying corporate goals. Accordingly, the compensation committee has not adopted a policy that all compensation must be deductible.

Compensation Committee Report

The compensation committee of the company's board of directors has submitted the following report for inclusion in this proxy statement:

The compensation committee of the board of directors of BioMed Realty Trust, Inc., a Maryland corporation, has reviewed and discussed the Compensation Discussion and Analysis contained in the proxy statement for the 2009 annual meeting of stockholders with management. Based on the committee's review of and the discussions with management with respect to the Compensation Discussion and Analysis, the committee recommended to the board of directors that the Compensation Discussion and Analysis be included in the proxy statement for the 2009 annual meeting of stockholders and in the company's Annual Report on Form 10-K for the fiscal year ended December 31, 2008 for filing with the Securities and Exchange Commission.

This report of the compensation committee shall not be deemed incorporated by reference by any general statement incorporating by reference the proxy statement for the 2009 annual meeting of stockholders into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that we specifically incorporate this information by reference, and shall not otherwise be deemed filed under such acts.

The foregoing report has been furnished by the compensation committee.

Edward A. Dennis, Ph.D., Chair
Barbara R. Cambon
Richard I. Gilchrist

Date of report: March 9, 2009

Proxy Statement

Summary Compensation Table

The table below summarizes the total compensation paid or earned by each of our Named Executive Officers for the fiscal years ended December 31, 2008, 2007 and 2006.

Name and Principal Position	Year	Salary	Bonus(1)	Stock Awards(2)	All Other Compensation(3)	Total
Alan D. Gold	2008	$472,500	$ 567,000	$1,012,091	$185,863	$2,237,454
Chairman and Chief Executive Officer	2007	450,000	1,203,527	1,040,875	156,077	2,850,479
	2006	420,000	765,748	1,201,145	96,000	2,482,893
R. Kent Griffin, Jr.	2008	313,500	351,120	644,265	158,291	1,467,176
President, Chief Operating Officer and	2007	298,500	606,466	766,732	125,058	1,796,756
Chief Financial Officer	2006	222,115	430,807	282,180	78,094	1,013,196
Gary A. Kreitzer	2008	157,500	—	513,501	88,491	759,492
Executive Vice President and	2007	150,000	303,555	576,499	96,726	1,126,780
General Counsel	2006	246,548	297,200	571,487	44,194	1,159,429
Matthew G. McDevitt	2008	313,500	250,800	796,960	164,831	1,526,091
Executive Vice President,	2007	298,500	609,798	761,770	144,989	1,815,057
Acquisitions and Leasing	2006	288,750	409,978	354,812	69,129	1,122,669
John F. Wilson, II	2008	313,500	—	1,370,048	141,952	1,512,000
Former Executive Vice President(4)	2007	298,500	612,077	632,162	113,160	1,655,899
	2006	288,750	397,200	538,157	48,140	1,272,247

(1) The bonuses to our Named Executive Officers for the fiscal year ended December 31, 2007 were payable in a combination of vested LTIP units, shares of our common stock and cash, as set forth below:

Name	Dollar Value of LTIP Units(a)	Dollar Value of Common Stock(a)	Cash	Total
Alan D. Gold	$229,275	—	$974,252	$1,203,527
R. Kent Griffin, Jr.	78,773	$78,750	448,943	606,466
Gary A. Kreitzer	43,755	—	259,800	303,555
Matthew G. McDevitt	140,026	—	469,772	609,798
John F. Wilson, II	129,527	—	482,550	612,077

(a) Based on the closing market price of our common stock of $22.29 on January 30, 2008, the date of grant.

(2) Amounts shown for stock awards reflect the dollar value recognized for financial statement purposes for the fiscal year ended December 31, 2008 in accordance with SFAS 123(R), including amounts related to restricted stock granted in prior years that were unvested at January 1, 2008, as further described in Notes 2 and 9 to our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2008. The costs for awards disregard adjustments for forfeiture assumptions, and the costs for awards made prior to 2006 are

determined in accordance with the modified prospective transition method under SFAS 123(R). Additional information regarding grants awarded in 2008 is presented in the Grants of Plan-Based Awards table below.

(3) All other compensation for 2008 represents health, life and disability insurance premiums, 401(k) matching contributions, automobile allowances and dividends and distributions on unvested restricted stock and LTIP units (and excludes dividends and distributions on vested restricted stock and LTIP units), as follows:

Name	Insurance Premiums	401(K) Matching Contributions(a)	Automobile Allowances	Dividends Paid on Unvested Stock and LTIP Units	Total Other Compensation
Alan D. Gold	$20,705	$7,750	$12,000	$145,408	$185,863
R. Kent Griffin, Jr.	22,357	7,750	9,000	119,184	158,291
Gary A. Kreitzer	8,840	4,723	4,500	70,428	88,491
Matthew G. McDevitt	22,374	7,750	9,000	125,707	164,831
John F. Wilson, II	21,240	7,750	9,000	103,962	141,952

(a) We established and maintain a retirement savings plan under Section 401(k) of the Code to cover our eligible employees, including our executive officers, which became effective as of January 1, 2005. The plan allows eligible employees to defer, within prescribed limits, up to 100% of their compensation on a pre-tax basis through contributions to the plan. We currently match each eligible participant's contributions, within prescribed limits, with an amount equal to 50% of such participant's initial 6% tax-deferred contributions. In addition, we reserve the right to make additional discretionary contributions on behalf of eligible participants.

(4) Mr. Wilson retired from his position as Executive Vice President of BioMed on December 31, 2008.

Proxy Statement

Grants of Plan-Based Awards

The table below provides information about restricted stock and LTIP unit awards granted to our Named Executive Officers during the fiscal year ended December 31, 2008.

	Grant Date	All Other Stock Awards: Number of Shares of Stock or Units(1)	Grant Date Fair Value of Stock Awards(2)
Alan D. Gold	1/30/08	57,500	$1,281,675
R. Kent Griffin, Jr.	1/30/08	42,763	953,187
Gary A. Kreitzer	1/30/08	11,879	264,783
Matthew G. McDevitt	1/30/08	38,012	847,287
John F. Wilson, II	1/30/08	35,161	783,739

(1) 10,286 LTIP unit awards for Mr. Gold, 3,534 LTIP unit awards and 3,533 shares of restricted stock for Mr. Griffin, 1,963 LTIP unit awards for Mr. Kreitzer, 6,282 LTIP unit awards for Mr. McDevitt and 5,811 LTIP unit awards for Mr. Wilson vested on the date of grant. The remaining equity awards granted vest at a rate of 20% per year. We entered into an Employment Transition and Consulting Agreement with Mr. Wilson effective as of December 31, 2008 in connection with his retirement, under which Mr. Wilson's remaining 73,725 unvested LTIP unit awards vested on December 31, 2008.

(2) This column has been calculated by multiplying the closing market price of our common stock on the grant date for the respective forfeitable LTIP unit awards and restricted stock awards by the number of units or shares awarded, in accordance with SFAS 123R. The closing market price on January 30, 2008 was $22.29.

Employment Agreements

Except as provided below, all of the employment agreements with our executive officers contain substantially similar terms. We believe that the employment agreements offer competitive terms and are appropriate to attract and retain individuals at the executive officer level.

We entered into employment agreements, effective as of August 6, 2004, with Messrs. Gold, Kreitzer, McDevitt and Wilson and an employment agreement, effective as of March 27, 2006, with Mr. Griffin. On December 14, 2007, we entered into amended and restated employment agreements with Messrs. Gold, Griffin, Kreitzer, McDevitt and Wilson, all of which were further amended on December 15, 2008. The primary purpose of the amendments to the amended and restated employment agreements is to reflect the promotion of Mr. Griffin to President, Chief Operating Officer and Chief Financial Officer and the relinquishment of the title of President by Mr. Gold that occurred on December 15, 2008, and to ensure that certain payments to be made pursuant to the employment agreements will be exempt from or comply with the requirements of Section 409A of the Code. In addition, the amendment to Mr. Kreitzer's amended and restated employment agreement provided that Mr. Kreitzer would receive an annual base salary of $100,000 commencing on January 1, 2009. In connection with his retirement, we entered into an Employment Transition and Consulting Agreement with Mr. Wilson, under which his employment agreement was terminated effective as of December 31, 2008.

The employment agreements provide for Mr. Gold to serve as our Chairman and Chief Executive Officer, Mr. Griffin to serve as our President, Chief Operating Officer and Chief Financial Officer, Mr. Kreitzer to serve as our Executive Vice President and General Counsel, and Mr. McDevitt to serve as our Executive Vice President, Acquisitions and Leasing. These employment agreements require Messrs. Gold, Griffin, Kreitzer and McDevitt, as applicable, to devote such attention and time to our affairs as is necessary for the performance of their duties (provided that, in the case of Mr. Kreitzer, he is not required to devote more than 50% of a full-time work schedule), but also permit them to devote time to their outside business interests consistent with past practice. Under the employment agreements with Messrs. Gold and Kreitzer, we will use our best efforts to cause Mr. Gold to be nominated and elected as Chairman of our board of directors and Mr. Kreitzer to be nominated and elected as a member of our board of directors.

Each of the employment agreements with Messrs. Gold, Griffin, Kreitzer and McDevitt has a term of one year and provides for automatic one-year extensions thereafter, unless either party provides at least six months' notice of non-renewal.

The employment agreements provide for:

- initial annual base salaries, subject to annual increases based on increases in the consumer price index and further increases in the discretion of our board of directors or the compensation committee of our board of directors,
- eligibility for annual cash performance bonuses, based on the satisfaction of performance goals established by our board of directors or the compensation committee of our board of directors,
- participation in other incentive, savings and retirement plans applicable generally to our senior executives,
- medical and other group welfare plan coverage and fringe benefits provided to our senior executives,
- payment of the premiums for a long-term disability insurance policy which will provide benefits equal to at least 60% of an executive's annual base salary,
- payment of the premiums for a $1 million term life insurance policy, and
- monthly payments of $750 ($1,000 in the case of Mr. Gold and $375 in the case of Mr. Kreitzer) for an automobile allowance.

Each executive, other than Mr. Kreitzer, has a minimum annual cash bonus equal to 50% of base salary. Mr. Gold's annual cash bonus may be up to 200% of his base salary. Messrs. Griffin and McDevitt may have annual cash bonuses up to 150% of their base salary.

The employment agreements provide that, if an executive's employment is terminated by us without "cause" or by the executive for "good reason" (each as defined in the applicable employment agreement), the executive will be entitled to the following severance payments and benefits, subject to his execution and non-revocation of a general release of claims:

- an amount, which we refer to as the severance amount, equal to the sum of the then-current annual base salary plus average bonus over the prior three years, multiplied by:
  - with respect to Messrs. Gold, Griffin and Kreitzer, three, or
  - with respect to Mr. McDevitt, one,

  50% of which amount shall be paid in a lump sum within ten days of the date that the executive's general release of claims becomes non-revocable, and the remaining 50% of which amount will be paid in a lump sum on March 1 of the year following the calendar year when the termination occurs,
- an amount equal to the premiums for long-term disability insurance and life insurance for 12 months, which shall be paid in a lump sum within ten days of the date that the executive's general release of claims becomes non-revocable,
- health benefits for 18 months following the executive's termination of employment at the same level as in effect immediately preceding such termination, subject to reduction to the extent that the executive receives comparable benefits from a subsequent employer,
- up to $15,000 worth of outplacement services at our expense, and
- 100% of the unvested stock options held by the executive will become fully exercisable and 100% of the unvested restricted stock held by such executive will become fully vested.

Proxy Statement

Under the employment agreements, we agree to make an additional tax gross-up payment to the executive if any amounts paid or payable to the executive would be subject to the excise tax imposed on certain so-called "excess parachute payments" under Section 4999 of the Code. However, if a reduction in the payments and benefits of 10% or less would render the excise tax inapplicable, then the payments and benefits will be reduced by such amount, and we will not be required to make the gross-up payment.

Each employment agreement provides that, if the executive's employment is terminated by us without cause or by the executive for good reason within one year after a "change in control" (as defined in the applicable employment agreement), then the executive will receive the above benefits and payments as though the executive's employment was terminated without cause or for good reason. However, the severance amount shall be paid in a lump sum.

Each employment agreement also provides that the executive or his estate will be entitled to certain severance benefits in the event of his death or disability. Specifically, each executive or, in the event of the executive's death, his beneficiaries, will receive:

- an amount equal to the then-current annual base salary,
- health benefits for the executive and/or his eligible family members for 12 months following the executive's termination of employment, and
- in the event the executive's employment is terminated as a result of his disability, we will pay, in a single lump sum payment, an amount equal to 12 months of premiums on the long-term disability and life insurance policies described above.

The employment agreements also contain standard confidentiality provisions, which apply indefinitely, and non-solicitation provisions, which apply during the term of the employment agreements and for any period thereafter during which the executive is receiving payments from us.

2004 Incentive Award Plan

We have adopted the 2004 Incentive Award Plan of BioMed Realty Trust, Inc. and BioMed Realty, L.P., which is described above under Proposal 3.

Proxy Statement

Outstanding Equity Awards at Fiscal Year-End

The table below provides information about outstanding equity awards for each of our Named Executive Officers as of December 31, 2008.

	Stock Awards	
Name	Number of Shares of Stock or Units That Have Not Vested(1)	Market Value of Shares of Stock or Units That Have Not Vested(2)
Alan D. Gold	101,589	$1,190,623
R. Kent Griffin, Jr.	84,446	989,707
Gary A. Kreitzer	48,666	570,366
Matthew G. McDevitt	89,230	1,045,776
John F. Wilson, II(3)	—	—

(1) The equity awards granted vest over three to five years.

(2) Market value has been calculated as the closing market price of our common stock at December 31, 2008 of $11.72, multiplied by the outstanding unvested restricted stock or LTIP unit awards for each Named Executive Officer.

(3) We entered into an Employment Transition and Consulting Agreement with Mr. Wilson effective as of December 31, 2008 in connection with his retirement, under which Mr. Wilson's remaining 73,725 unvested LTIP unit awards vested on December 31, 2008.

Stock Vested

The table below provides information about restricted stock and LTIP unit vesting for each of our Named Executive Officers during the fiscal year ended December 31, 2008, except that it does not include restricted stock and LTIP units that vested on January 1, 2008 and instead includes restricted stock and LTIP units that vested on January 1, 2009. Restricted stock and LTIP units that vested on January 1, 2008 are reported in our 2008 proxy statement.

	Stock and Unit Awards	
Name	Number of Shares or Units Acquired on Vesting(1)	Value Realized on Vesting(2)
Alan D. Gold	37,567	$440,285
R. Kent Griffin, Jr.	23,388	274,107
Gary A. Kreitzer	18,233	213,691
Matthew G. McDevitt	28,846	338,075
John F. Wilson, II(3)	73,725	864,057

(1) This column represents the aggregate of equity grants from August 6, 2004 through December 31, 2008 to the Named Executive Officers that vested on January 1, 2009. Restricted stock and LTIP units that vested on January 1, 2008 are reporting in our 2008 proxy statement.

(2) This column represents the value as calculated by multiplying the closing market price of our common stock at December 31, 2008 of $11.72, by the number of shares that vested.

(3) We entered into an Employment Transition and Consulting Agreement with Mr. Wilson effective as of December 31, 2008 in connection with his retirement, under which Mr. Wilson's remaining 73,725 unvested LTIP unit awards vested on December 31, 2008.

Potential Payments Upon Termination or Change in Control

The table below reflects the amount of compensation that each of our Named Executive Officers would be entitled to receive under his existing employment agreement with the company upon termination of such executive's employment in certain circumstances. The amounts shown assume that such termination was effective as of December 31, 2008, and are only estimates of the amounts that would be paid out to such executives upon termination of their employment. The actual amounts to be paid out can only be determined at the time of such executive's separation from the company. In the event of a termination by the company for cause or by the executive without good reason, including in connection with a change in control, such executive would not be entitled to any of the amounts reflected in the table. In connection with his retirement, we entered into an Employment Transition and Consulting Agreement with Mr. Wilson, under which his employment agreement was terminated effective as of December 31, 2008.

Name	Benefit	Termination w/o Cause or for Good Reason (apart from Change-in-Control)(1)	Termination w/o Cause or for Good Reason (in connection with Change-in-Control)(1)	Death	Disability(2)
Alan D. Gold	Severance Payment	$3,953,775	$3,953,775	$472,500	$472,500
	Accelerated Equity Award Vesting(3)	1,190,623	1,190,623	—	—
	Medical Benefits(4)	24,258	24,258	16,172	16,172
	Long-Term Disability Benefits(5)	950	950	—	950
	Life Insurance Benefits(5)	5,930	5,930	—	5,930
	Outplacement Services	15,000	15,000	—	—
	Excise Tax Gross-up(6)	—	—	—	—
Total Value:		$5,190,536	$5,190,536	$488,672	$495,552
R. Kent Griffin, Jr.	Severance Payment	$2,328,893	$2,328,893	$313,500	$313,500
	Accelerated Equity Award Vesting(3)	989,707	989,707	—	—
	Medical Benefits(4)	23,852	23,852	15,901	15,901
	Long-Term Disability Benefits(5)	8,345	8,345	—	8,345
	Life Insurance Benefits(5)	80	80	—	80
	Outplacement Services	15,000	15,000	—	—
	Excise Tax Gross-up(6)	—	1,099,433	—	—
Total Value:		$3,365,877	$4,465,310	$329,401	$337,826
Gary A. Kreitzer	Severance Payment	$1,073,255	$1,073,255	$157,500	$157,500
	Accelerated Equity Award Vesting(3)	570,366	570,366	—	—
	Medical Benefits(4)	11,903	11,903	7,935	7,935
	Long-Term Disability Benefits(5)	715	715	—	715
	Life Insurance Benefits(5)	80	80	—	80
	Outplacement Services	15,000	15,000	—	—
	Excise Tax Gross-up(6)	—	—	—	—
Total Value:		$1,671,318	$1,671,318	$165,435	$166,230
Matthew G. McDevitt	Severance Payment	$ 737,025	$ 737,025	$313,500	$313,500
	Accelerated Equity Award Vesting(3)	1,045,776	1,045,776	—	—
	Medical Benefits(4)	22,785	22,785	15,190	15,190
	Long-Term Disability Benefits(5)	7,864	7,864	—	7,864
	Life Insurance Benefits(5)	765	765	—	765
	Outplacement Services	15,000	15,000	—	—
	Excise Tax Gross-up(6)	—	—	—	—
Total Value:		$1,829,215	$1,829,215	$328,690	$337,319

(1) In the event the executive's employment is terminated without cause or for good reason, other than within one year after a change in control, 50% of the severance payment will be paid in a lump sum within ten days of the date that the executive's general release of claims becomes non-revocable and the remaining 50% will be paid in a lump sum on March 1 of the year following the calendar year during which the termination occurs. If the executive's employment is terminated without cause or for good reason within one year after a change in control, the severance payment is paid in a single lump sum. The severance payment is an amount equal to the sum of the then-current annual base salary plus average bonus over the prior three years (or such lesser number of years as the executive has been employed by us), multiplied by (a) with respect to Messrs. Gold, Kreitzer and Griffin, three, or (b) with respect to Mr. McDevitt, one. The calculations in the table are based on the annual base salary on December 31, 2008 and an averaging of the bonuses paid in 2007, 2008 and 2009.

(2) This column assumes permanent disability (as defined in the existing employment agreements) for each executive at December 31, 2008.

(3) For purposes of this calculation, each executive's total unvested equity awards, including restricted stock and LTIP units, on December 31, 2008 are multiplied by the closing market price of our common stock at December 31, 2008 of $11.72.

(4) If the executive's employment is terminated without cause or for good reason, this figure represents the amount needed to pay for health benefits for the executive and his eligible family members for 18 months following the executive's termination of employment at the same level as in effect immediately preceding such termination. If the executive's employment is terminated by reason of the executive's death or disability, this figure represents the amount needed to pay for health benefits for the executive and his eligible family members for 12 months following the executive's termination of employment at the same level as in effect immediately preceding such termination.

(5) Represents the amount needed to pay, in a single lump sum, for premiums for long-term disability and life insurance for 12 months at the levels in effect for each executive officer as of December 31, 2008.

(6) Under the employment agreement of each executive, we agree to make an additional tax gross-up payment to the executive if any amounts paid or payable to the executive would be subject to the excise tax imposed on certain so-called "excess parachute payments" under Section 4999 of the Code. However, if a reduction in the payments and benefits of 10% or less would render the excise tax inapplicable, then the payments and benefits will be reduced by such amount and we will not be required to make the gross-up payment.

Equity Compensation Plan Information

The following table sets forth certain equity compensation plan information for BioMed as of December 31, 2008.

Plan Category	Number of Securities to Be Issued upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	—	—	795,879
Equity compensation plans not approved by security holders	—	—	—
Total	—	—	795,879

Proxy Statement

Audit Committee Report

The audit committee of the board of directors of BioMed Realty Trust, Inc., a Maryland corporation, oversees BioMed's financial accounting and reporting processes and the audits of the financial statements of BioMed. All committee members satisfy the definition of independent director set forth in the listing standards of the New York Stock Exchange. The board of directors adopted a written charter for the audit committee on August 6, 2004, a copy of which is available on BioMed's website at www.biomedrealty.com.

In fulfilling its oversight responsibilities, the committee reviewed and discussed with management the audited financial statements in the Annual Report on Form 10-K, including a discussion of the quality, and not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of disclosures in the financial statements.

BioMed's independent registered public accounting firm, KPMG LLP, is responsible for expressing an opinion on the conformity of its audited financial statements with generally accepted accounting principles. KPMG LLP met with the committee and expressed its judgment as to the quality, not just the acceptability, of BioMed's accounting principles and discussed with the committee other matters as required under generally accepted auditing standards, including those matters required under Statement on Accounting Standards No. 114 (The Auditor's Communication with Those Charged with Governance) or the Codification of Statements on Auditing Standards, AU Section 380. In addition, KPMG LLP discussed the auditors' independence from BioMed and from BioMed's management and delivered to the audit committee the written disclosures and the letter satisfying the applicable requirements of the Public Company Accounting Oversight Board regarding the auditors' communications with the audit committee concerning independence.

The committee discussed with BioMed's independent registered public accounting firm the overall scope and plan of its audit. The committee meets with the independent registered public accounting firm, with and without our management present, to discuss the results of its examinations, its evaluations of our internal controls and the overall quality of our financial reporting.

In reliance on the reviews and discussions referred to above, the committee has recommended that the audited financial statements be included in the Annual Report on Form 10-K for the year ended December 31, 2008 for filing with the Securities and Exchange Commission.

This report of the audit committee shall not be deemed incorporated by reference by any general statement incorporating by reference this proxy statement into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that the company specifically incorporates this information by reference, and shall not otherwise be deemed filed under such acts.

The foregoing report has been furnished by the audit committee.

M. Faye Wilson, Chair
Barbara R. Cambon
Richard I. Gilchrist

Date of report: February 13, 2009

RELATED PARTY TRANSACTIONS

We have adopted a written policy regarding the review, approval and ratification of any related party transaction. Under this policy, our audit committee will review the relevant facts and circumstances of each related party transaction, including if the transaction is on terms comparable to those that could be obtained in arm's-length dealings with an unrelated third party and the extent of the related party's interest in the transaction, and either approve or disapprove the related party transaction. Any related party transaction shall be consummated and shall continue only if the audit committee has approved or ratified the transaction in accordance with the guidelines set forth in the policy. For purposes of our policy, a "Related Party Transaction" is a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) requiring disclosure under Item 404(a) of Regulation S-K promulgated by the Securities and Exchange Commission, or any successor provision, as then in effect, except that the $120,000 threshold stated therein shall be deemed to be $60,000.

Formation Transactions and Contribution of Properties

BioMed Realty Trust, Inc. was formed as a Maryland corporation on April 30, 2004. We also formed our operating partnership, BioMed Realty, L.P., as a Maryland limited partnership on April 30, 2004. In connection with our initial public offering in August 2004, we acquired interests in six properties through our operating partnership that were previously owned by limited partnerships and a limited liability company in which Messrs. Gold, Kreitzer, McDevitt and Wilson, entities affiliated with them, and private investors and tenants who are not affiliated with them owned interests.

Contribution Agreements

We received the interests in the properties contributed by our executive officers and their affiliates under contribution agreements with the individuals or entities that held those interests. Under the contribution agreements we agreed that if our operating partnership directly or indirectly sells, exchanges or otherwise disposes of (whether by way of merger, sale of assets or otherwise) in a taxable transaction any interest in the properties contributed by our executive officers and their affiliates before the tenth anniversary of the completion of our initial public offering, then our operating partnership will indemnify each contributor for all direct and indirect adverse tax consequences. The calculation of damages will not be based on the time value of money or the time remaining within the indemnification period. These tax indemnities do not apply to the disposition of a restricted property under certain circumstances.

We have also agreed for a period of ten years following the date of our initial public offering to use reasonable best efforts consistent with our fiduciary duties to maintain at least $8.0 million of debt, some of which must be property specific, to enable the contributors of these properties to guarantee such debt in order to defer any taxable gain they may incur if our operating partnership repays existing debt.

Redemption or Exchange of the Limited Partnership Units in our Operating Partnership

As of October 1, 2005, limited partners of our operating partnership, including Messrs. Gold, Kreitzer, McDevitt and Wilson, have the right to require our operating partnership to redeem all or a part of their units for cash, based upon the fair market value of an equivalent number of shares of our common stock at the time of the redemption, or, at our election, shares of our common stock in exchange for such units, subject to certain ownership limits set forth in our charter. As of March 11, 2009, the limited partners of our operating partnership held units exchangeable for an aggregate of 2,795,364 shares of our common stock, assuming the exchange of units into shares of our common stock on a one-for-one basis.

Other Benefits to Related Parties

Messrs. Gold, Kreitzer and Wilson have agreed to indemnify the lenders of the debt on the contribution properties for certain losses incurred by the lender as a result of breaches by the borrowers of the loan documents. In connection with our initial public offering, we agreed to indemnify Messrs. Gold, Kreitzer and Wilson against any payments they may be required to make under such indemnification agreements. However, our indemnification obligation will not be effective with respect to losses relating to a breach of the environmental representations and warranties made to our operating partnership by Messrs. Gold, Kreitzer and Wilson in their respective contribution agreements. For losses relating to such breaches, Messrs. Gold, Kreitzer and Wilson have agreed to indemnify our operating partnership.

We have entered into a registration rights agreement with the limited partners in our operating partnership to provide registration rights to holders of common stock to be issued upon redemption of their units. Pursuant to the registration rights agreement, in the fourth quarter of 2005, we filed and caused to become effective a registration statement on Form S-3 for the registration of the common stock to be issued upon redemption of the units, which expired in the fourth quarter of 2008. Prior to that registration statement's expiration, we filed and caused to become effective a new registration statement on Form S-3 for the registration of the common stock to be issued upon redemption of the units.

GENERAL

Independent Registered Public Accounting Firm

Audit and Non-Audit Fees. The aggregate fees billed to us by KPMG LLP, our independent registered public accounting firm, for the indicated services for the years ended December 31, 2008 and 2007 were as follows:

	2008	2007
Audit Fees(1)	$ 997,200	$ 987,763
Audit Related Fees(2)	68,000	126,350
Tax Fees(3)	—	—
All Other Fees	—	—
Total	$1,065,200	$1,114,113

(1) Audit Fees consist of fees for professional services performed by KPMG LLP for the audit of our annual financial statements and review of financial statements included in our 10-Q filings, services in connection with securities offerings and the filing of our registration statements on Forms S-11 and S-3, and services that are normally provided in connection with statutory and regulatory filings or engagements. Audit Fees also include fees for professional services rendered for the audits of (a) management's assessment of the effectiveness of internal control over financial reporting and (b) the effectiveness of internal control over financial reporting.

(2) Audit related fees consist of fees for professional services performed by KPMG LLP for the audit of joint venture financial statements.

(3) Tax Fees consist of fees for professional services performed by KPMG LLP with respect to tax compliance, tax advice and tax planning. Certain other tax fees not included in the table were paid to Ernst & Young LLP, who is not our independent registered public accounting firm.

Audit Committee Policy Regarding Pre-Approval of Audit and Permissible Non-Audit Services of Our Independent Registered Public Accounting Firm

Our audit committee has established a policy that requires that all audit and permissible non-audit services provided by our independent registered public accounting firm will be pre-approved by the audit committee or a designated audit committee member. These services may include audit services, audit-related services, tax services and other services. All permissible non-audit services provided by our independent registered public accounting firm have been pre-approved by the audit committee or a designated audit committee member. Our audit committee has considered whether the provision of non-audit services is compatible with maintaining the accountants' independence and determined that it is consistent with such independence.

Section 16(a) Beneficial Ownership Reporting Compliance

Under Section 16(a) of the Securities Exchange Act of 1934, as amended, directors, officers and beneficial owners of 10% or more of our common stock, or reporting persons, are required to report to the Securities and Exchange Commission on a timely basis the initiation of their status as a reporting person and any changes with respect to their beneficial ownership of our common stock. Based solely on our review of such forms received by us and the written representations of the reporting persons, we believe that no reporting persons known to us were delinquent with respect to their reporting obligations as set forth in Section 16(a) of the Exchange Act during 2008.

Stockholder Proposals

Proposals of stockholders intended to be presented at our annual meeting of stockholders to be held in 2010 must be received by us no later than December 15, 2009, in order to be included in our proxy statement and form of proxy relating to that meeting. Such proposals must comply with the requirements as to form and substance established by the Securities and Exchange Commission for such proposals and the requirements contained in our bylaws in order to be included in the proxy statement. A stockholder who wishes to make a nomination or proposal at the 2010 annual meeting without including the proposal in our proxy statement and form of proxy relating to that meeting must, in accordance with our current bylaws, notify us between November 15, 2009 and December 15, 2009. If the stockholder fails to give timely notice as required by our bylaws, the nominee or proposal will be excluded from consideration at the meeting. In addition, our bylaws include other requirements for nomination of candidates for director and proposals of other business.

Annual Report

We sent a Notice of Internet Availability and provided access to our annual report over the Internet to stockholders of record on or about April 14, 2009. The annual report does not constitute, and should not be considered, a part of this proxy solicitation material.

If any person who was a beneficial owner of our common stock on the record date for the annual meeting of stockholders desires additional information, a copy of our Annual Report on Form 10-K will be furnished without charge upon receipt of a written request identifying the person so requesting a report as a stockholder of BioMed at such date. Requests should be directed to BioMed Realty Trust, Inc., 17190 Bernardo Center Drive, San Diego, California 92128, Attention: Secretary.

Stockholders Sharing the Same Address

The rules promulgated by the Securities and Exchange Commission permit companies, brokers, banks or other intermediaries to deliver a single copy of a proxy statement, annual report and Notice of Internet Availability to households at which two or more stockholders reside. This practice, known as "householding," is designed to reduce duplicate mailings and save significant printing and postage costs as well as natural resources. Stockholders sharing an address who have been previously notified by their broker, bank or other intermediary and have consented to householding will receive only one copy of our proxy statement, annual report and Notice of Internet Availability. If you would like to opt out of this practice for future mailings and receive separate proxy statements, annual reports and Notices of Internet Availability for each stockholder sharing the same address, please contact your broker, bank or other intermediary. You may also obtain a separate proxy statement, annual report or Notice of Internet Availability without charge by sending a written request to BioMed Realty Trust, Inc., 17190 Bernardo Center Drive, San Diego, California 92128, Attention: Secretary, or by telephone at (858) 485-9840. We will promptly send additional copies of the proxy statement, annual report or Notice of Internet Availability upon receipt of such request. Stockholders sharing an address that are receiving multiple copies of the proxy statement, annual report or Notice of Internet Availability can request delivery of a single copy of the proxy statement, annual report or Notice of Internet Availability by contacting their broker, bank or other intermediary or sending a written request to BioMed Realty Trust, Inc. at the address above.

Other Matters

Our board of directors does not know of any matter to be presented at the annual meeting which is not listed on the notice of annual meeting and discussed above. If other matters should properly come before the meeting, however, the persons named in the accompanying proxy will vote all proxies in their discretion.

BENEFICIAL STOCKHOLDERS ARE URGED TO AUTHORIZE A PROXY BY INTERNET OR TELEPHONE AS SOON AS POSSIBLE. ALL STOCKHOLDERS WHO RECEIVED PROXY MATERIALS BY MAIL ARE URGED TO COMPLETE, SIGN AND RETURN THE ENCLOSED PROXY CARD IN THE ACCOMPANYING ENVELOPE.

By Order of the Board of Directors

Jonathan P. Klassen
Secretary

Dated: April 14, 2009

2009 AMENDMENT AND RESTATEMENT OF THE BIOMED REALTY TRUST, INC. BIOMED REALTY, L.P. 2004 INCENTIVE AWARD PLAN

ARTICLE 1

PURPOSE

The purpose of the BioMed Realty Trust, Inc. and BioMed Realty, L.P. 2004 Incentive Award Plan (the "Plan") is to promote the success and enhance the value of BioMed Realty Trust, Inc., a Maryland corporation (the "Company"), and BioMed Realty, L.P., a Maryland limited partnership (the "Partnership"), by linking the personal interests of the members of the Board, Employees, and Consultants to those of Company stockholders and by providing such individuals with an incentive for performance to generate returns to Company stockholders. The Plan is further intended to provide flexibility to the Company and the Partnership in their ability to motivate, attract, and retain the services of members of the Board, Employees, and Consultants upon whose judgment, interest, and special effort the successful conduct of the Company's and the Partnership's operation is largely dependent.

ARTICLE 2

DEFINITIONS AND CONSTRUCTION

Wherever the following terms are used in the Plan they shall have the meanings specified below, unless the context clearly indicates otherwise. The singular pronoun shall include the plural where the context so indicates.

2.1 *"Administrator"* means the Board or a committee of the Board as described in Article 12.

2.2 *"Award"* means an Option, a Restricted Stock award, a Stock Appreciation Right award, a Dividend Equivalents award, a Stock Payment award, a Restricted Stock Unit award, an Other Stock-Based Award, a Performance Bonus Award, or a Performance-Based Award granted to a Participant pursuant to the Plan.

2.3 *"Award Agreement"* means any written agreement, contract, or other instrument or document evidencing an Award.

2.4 *"Board"* means the Board of Directors of the Company.

2.5 *"Change in Control"* means and includes each of the following:

(a) the acquisition, directly or indirectly, by any "person" or "group" (as those terms are defined in Sections 3(a)(9), 13(d), and 14(d) of the Exchange Act and the rules thereunder) of "beneficial ownership" (as determined pursuant to Rule 13d-3 under the Exchange Act) of securities entitled to vote generally in the election of directors ("voting securities") of the Company that represent 20% or more of the combined voting power of the Company's then outstanding voting securities, other than

(i) an acquisition by a trustee or other fiduciary holding securities under any employee benefit plan (or related trust) sponsored or maintained by the Company or any person controlled by the Company or by any employee benefit plan (or related trust) sponsored or maintained by the Company or any person controlled by the Company, or

(ii) an acquisition of voting securities by the Company or a corporation owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their ownership of the stock of the Company, or

(iii) an acquisition of voting securities pursuant to a transaction described in subsection (c) below that would not be a Change in Control under subsection (c).

Notwithstanding the foregoing, neither of the following events shall constitute an "acquisition" by any person or group for purposes of this subsection (a): (1) a change in the voting power of the Company's voting securities based on the relative trading values of the Company's then outstanding securities as determined pursuant to the Company's Articles of Incorporation, or (2) an acquisition of the Company's securities by the Company which causes the Company's voting securities beneficially owned by a person or group to represent 20% or more of the combined voting power of the Company's then outstanding voting securities;

(b) individuals who, as of the Effective Date, constitute the Board (the "Incumbent Board") cease for any reason to constitute at least a majority of the Board; provided, however, that any individual becoming a director subsequent to the Effective Date whose appointment, election, or nomination for election by the Company's stockholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a person other than the Board;

(c) the consummation by the Company (whether directly involving the Company or indirectly involving the Company through one or more intermediaries) of a merger, consolidation, reorganization, or business combination, a sale or other disposition of all or substantially all of the Company's assets, or the acquisition of assets or stock of another entity, in each case, other than a transaction

(i) which results in the Company's voting securities outstanding immediately before the transaction continuing to represent (either by remaining outstanding or by being converted into voting securities of the Company or the person that, as a result of the transaction, controls, directly or indirectly, the Company or owns, directly or indirectly, all or substantially all of the Company's assets or otherwise succeeds to the business of the Company (the Company or such person, the "Successor Entity")) directly or indirectly, at least 50% of the combined voting power of the Successor Entity's outstanding voting securities immediately after the transaction, and

(ii) after which more than 50% of the members of the board of directors of the Successor Entity are members of the Incumbent Board at the time of the Board's approval of the agreement providing for the transaction or other action of the Board approving the transaction, and

(iii) after which no person or group beneficially owns voting securities representing 20% or more of the combined voting power of the Successor Entity; provided, however, that no person or group shall be treated for purposes of this paragraph (iii) as beneficially owning 20% or more of combined voting power of the Successor Entity solely as a result of the voting power held in the Company prior to the consummation of the transaction; or

(d) the Company's stockholders approve a liquidation or dissolution of the Company.

For purposes of subsection (a) above, the calculation of voting power shall be made as if the date of the acquisition were a record date for a vote of the Company's stockholders, and for purposes of subsection (c) above, the calculation of voting power shall be made as if the date of the consummation of the transaction were a record date for a vote of the Company's stockholders.

The Administrator shall have full and final authority, which shall be exercised in its discretion, to determine conclusively whether a Change in Control of the Company has occurred pursuant to the above definition, and the date of the occurrence of such Change in Control and any incidental matters relating thereto.

2.6 "*Code*" means the Internal Revenue Code of 1986, as amended from time to time.

2.7 "*Committee*" means the committee of the Board described in Article 12.

2.8 "*Company Consultant*" means any consultant or adviser if:

(a) The consultant or adviser renders bona fide services to the Company or any Company Subsidiary;

(b) The services rendered by the consultant or adviser are not in connection with the offer or sale of securities in a capital-raising transaction and do not directly or indirectly promote or maintain a market for the Company's securities; and

(c) The consultant or adviser is a natural person who has contracted directly with the Company or any Company Subsidiary to render such services.

2.9 "*Company Employee*" means any employee (as defined in accordance with Section 3401(c) of the Code) of the Company or any entity which is then a Company Subsidiary.

2.10 "*Company Subsidiary*" means (i) any "subsidiary corporation" of the Company as defined in Section 424(f) of the Code and any applicable regulations promulgated thereunder, (ii) any other entity of which a majority of the outstanding voting stock or voting power is beneficially owned directly or indirectly by the Company, or (iii) any partnership or limited liability company of which 50% or more of the capital and profits interest is owned, directly or indirectly, by the Company or by one or more Company Subsidiaries or by the Company and one or more Company Subsidiaries; *provided, however*, that "Company Subsidiary" shall not include the Partnership or any Partnership Subsidiary.

Proxy Statement

2.11 "*Consultant*" means any Company Consultant or any Partnership Consultant.

2.12 "*Covered Employee*" means an Employee who is, or is likely to become, a "covered employee" within the meaning of Section 162(m)(3) of the Code.

2.13 "*Disability*" means a permanent and total disability within the meaning of Section 22(e)(3) of the Code, as it may be amended from time to time.

2.14 "*Dividend Equivalents*" means a right granted to a Participant pursuant to Article 8 to receive the equivalent value (in cash or Stock) of dividends paid on Stock.

2.15 "*Effective Date*" shall have the meaning set forth in Section 13.1.

2.16 "*Eligible Individual*" means any person who is a member of the Board, a Consultant or an Employee, as determined by the Administrator.

2.17 "*Employee*" means any Company Employee or Partnership Employee.

2.18 "*Exchange Act*" means the Securities Exchange Act of 1934, as amended from time to time.

2.19 "*Fair Market Value*" means, as of any date, the value of Stock determined as follows:

(a) If the Stock is listed on any established stock exchange or a national market system, including without limitation the Nasdaq Global Market or The Nasdaq Capital Market, its Fair Market Value shall be the closing sales price for such stock (or the closing bid, if no sales were reported) as quoted on such exchange or system for the date of determination (or the last trading date prior to the date of determination, if the Stock does not trade on the date of determination) as reported in *The Wall Street Journal* or such other source as the Administrator deems reliable;

(b) If the Stock is regularly quoted by a recognized securities dealer but selling prices are not reported, its Fair Market Value shall be the mean of the closing bid and asked prices for the Stock on the date of determination (or the last trading date prior to the date of determination if the Stock does not trade on the date of determination) as reported in *The Wall Street Journal* or such other source as the Administrator deems reliable; or

(c) In the absence of an established market for the Stock, the Fair Market Value thereof shall be determined in good faith by the Administrator.

2.20 "*Incentive Stock Option*" means an Option that is intended to be an incentive stock option and meets the requirements of Section 422 of the Code or any successor provision thereto.

2.21 "*Independent Director*" means a member of the Board who is not a Company Employee or a Partnership Employee.

2.22 *"Non-Employee Director"* means a member of the Board who qualifies as a "Non-Employee Director" as defined in Rule 16b-3(b)(3) of the Exchange Act, or any successor definition adopted by the Board.

2.23 *"Non-Qualified Stock Option"* means an Option that is not intended to be an Incentive Stock Option.

2.24 *"Option"* means a right granted to a Participant pursuant to Article 5 of the Plan to purchase a specified number of shares of Stock at a specified price during specified time periods. An Option may be either an Incentive Stock Option or a Non-Qualified Stock Option.

2.25 *"Other Stock-Based Award"* means an Award granted or denominated in Stock or units of Stock pursuant to Section 8.4 of the Plan or denominated in other equity interests, including, without limitation, equity interests of the Partnership, such as partnership profits interests, that are convertible or exchangeable into Stock.

2.26 *"Participant"* means any Eligible Individual who, as a member of the Board, a Consultant or an Employee, has been granted an Award pursuant to the Plan.

2.27 *"Partnership Agreement"* means the Agreement of Limited Partnership of BioMed Realty, L.P., dated as of April 30, 2004, as the same may be amended, modified or restated from time to time.

2.28 *"Partnership Consultant"* means any consultant or adviser if:

(a) The consultant or adviser renders bona fide services to the Partnership or any Partnership Subsidiary;

(b) The services rendered by the consultant or adviser are not in connection with the offer or sale of securities in a capital-raising transaction and do not directly or indirectly promote or maintain a market for the Company's securities; and

(c) The consultant or adviser is a natural person who has contracted directly with the Partnership or any Partnership Subsidiary to render such services.

2.29 *"Partnership Employee"* means any employee (as defined in accordance with Section 3401(c) of the Code) of the Partnership or any entity which is then a Partnership Subsidiary.

2.30 *"Partnership Subsidiary"* means (i) any entity of which a majority of the outstanding voting stock or voting power is beneficially owned directly or indirectly by the Partnership, or (ii) any partnership or limited liability company of which 50% or more of the capital and profits interest is owned, directly or indirectly, by the Partnership or by one or more Partnership Subsidiaries or by the Partnership and one or more Partnership Subsidiaries.

2.31 *"Performance-Based Award"* means an Award granted to selected Covered Employees pursuant to Articles 6 and 8, but which is subject to the terms and conditions set forth in Article 9.

2.32 *"Performance Bonus Award"* has the meaning set forth in Section 8.5.

2.33 *"Performance Criteria"* means the criteria that the Administrator selects for purposes of establishing the Performance Goal or Performance Goals for a Participant for a Performance Period.

(a) The Performance Criteria that will be used to establish Performance Goals are limited to the following: net earnings (either before or after interest, taxes, depreciation and amortization), sales or revenue, net income (either before or after taxes), operating earnings, cash flow (including, but not limited to, operating cash flow and free cash flow), return on net assets, return on stockholders' equity, return on sales, gross or net profit margin, working capital, earnings per share, price per share of Stock, and funds from operations, in each case as determined according to U.S. generally accepted accounting principles (GAAP) or in accordance with standards established by the Board of Governors of the National Association of Real Estate Investment Trusts in its March 1995 White Paper (as amended in November 1999 and April 2002, and as further amended from time to time), any of which may be measured either in absolute terms or as compared to any incremental increase or as compared to results of a peer group or on a same-property basis. The Administrator shall, within the time prescribed by Section 162(m) of the

Code, define in an objective fashion the manner of calculating the Performance Criteria it selects to use for such Performance Period for such Participant.

(b) The Administrator may, in its sole discretion, provide that one or more objectively determinable adjustments shall be made to one or more of the Performance Goals. Such adjustments may include one or more of the following: (i) items related to a change in accounting principle; (ii) items relating to financing activities; (iii) expenses for restructuring or productivity initiatives; (iv) other non-operating items; (v) items related to acquisitions; (vi) items attributable to the business operations of any entity acquired by the Company during the Performance Period; (vii) items related to the disposal of a business or segment of a business; (viii) items related to discontinued operations that do not qualify as a segment of a business under GAAP; (ix) items attributable to any stock dividend, stock split, combination or exchange of shares occurring during the Performance Period; (x) any other items of significant income or expense which are determined to be appropriate adjustments; (xi) items relating to unusual or extraordinary corporate transactions, events or developments; (xii) items related to amortization of acquired intangible assets; (xiii) items that are outside the scope of the Company's core, on-going business activities; or (xiv) items relating to any other unusual or nonrecurring events or changes in applicable laws, accounting principles or business conditions. For all Awards intended to qualify as Qualified Performance-Based Compensation, such determinations shall be made within the time prescribed by, and otherwise in compliance with, Section 162(m) of the Code.

2.34 "*Performance Goals*" means, for a Performance Period, the goals established in writing by the Administrator for the Performance Period based upon the Performance Criteria. Depending on the Performance Criteria used to establish such Performance Goals, the Performance Goals may be expressed in terms of overall Company performance or the performance of a Subsidiary, division or other operational unit.

2.35 "*Performance Period*" means the one or more periods of time, which may be of varying and overlapping durations, as the Administrator may select, over which the attainment of one or more Performance Goals will be measured for the purpose of determining a Participant's right to, and the payment of, a Performance-Based Award.

2.36 "*Plan*" means this BioMed Realty Trust, Inc. and BioMed Realty, L.P. 2004 Incentive Award Plan, as it may be amended from time to time.

2.37 "*Qualified Performance-Based Compensation*" means any compensation that is intended to qualify as "qualified performance-based compensation" as described in Section 162(m)(4)(C) of the Code.

2.38 "*REIT*" means a real estate investment trust within the meaning of Sections 856 through 860 of the Code.

2.39 "*Restatement Effective Date*" shall have the meaning set forth in Section 13.1.

2.40 "*Restricted Stock*" means Stock awarded to a Participant pursuant to Article 6 that is subject to certain restrictions and may be subject to risk of forfeiture or repurchase.

2.41 "*Restricted Stock Unit*" means an Award granted pursuant to Section 8.3.

2.42 "*Securities Act*" shall mean the Securities Act of 1933, as amended from time to time.

2.43 "*Stock*" means the common stock of the Company, par value $0.01 per share, and such other securities of the Company that may be substituted for Stock pursuant to Article 11.

2.44 "*Stock Appreciation Right*" or "*SAR*" means a right granted pursuant to Article 7 to receive a payment equal to the excess of the Fair Market Value of a specified number of shares of Stock on the date the SAR is exercised over the Fair Market Value of such number of shares of Stock on the date the SAR was granted as set forth in the applicable Award Agreement.

2.45 "*Stock Payment*" means (a) a payment in the form of shares of Stock, or (b) an option or other right to purchase shares of Stock, as part of any bonus, deferred compensation or other arrangement, made in lieu of all or any portion of the compensation, granted pursuant to Section 8.2.

2.46 "*Subsidiary*" means any Company Subsidiary or Partnership Subsidiary.

ARTICLE 3

SHARES SUBJECT TO THE PLAN

3.1 *Number of Shares.*

(a) Subject to Article 11 and Section 3.1(b), the aggregate number of shares of Stock which may be issued or transferred pursuant to Awards under the Plan shall be 5,340,000 shares. Other Stock-Based Awards which are denominated in Partnership units, shall count against the number of shares of Stock available for issuance under the Plan only to the extent that such Partnership unit is convertible into shares of Stock and on the same basis as the conversion ratio applicable to the Partnership Unit.

(b) To the extent that an Award terminates, expires, or lapses for any reason, or an Award is settled in cash without the delivery of shares of Stock to the Participant, then any shares of Stock subject to the Award shall again be available for the grant of an Award pursuant to the Plan. Additionally, any shares of Stock tendered or withheld to satisfy the grant or exercise price or tax withholding obligation pursuant to any Award shall again be available for the grant of an Award pursuant to the Plan. Any shares of Stock forfeited or repurchased by the Company under Section 6.3 shall again be available for Awards. To the extent permitted by applicable law or any exchange rule, shares of Stock issued in assumption of, or in substitution for, any outstanding awards of any entity acquired in any form of combination by the Company, the Partnership or any Subsidiary shall not be counted against shares of Stock available for grant pursuant to this Plan. Notwithstanding the foregoing, Other Stock-Based Awards covering units in the Partnership shall, to the extent such Partnership units are convertible into Stock, reduce the maximum aggregate number of shares of Stock that may be issued under this Plan, or to any one Participant pursuant to Section 3.3, on the same basis as such Partnership unit is convertible into Stock, i.e., each such unit shall be treated as an equivalent award of Stock. The payment of Dividend Equivalents in cash in conjunction with any outstanding Awards shall not be counted against the shares available for issuance under the Plan.

3.2 *Stock Distributed.* Any Stock distributed pursuant to an Award may consist, in whole or in part, of authorized and unissued Stock or Stock purchased on the open market.

3.3 *Limitation on Number of Shares Subject to Awards.* Notwithstanding any provision in the Plan to the contrary, and subject to Article 11, the maximum number of shares of Stock with respect to one or more Awards that may be granted to any one Participant during a rolling three-year period (measured retrospectively from the date of any grant) shall be 1,500,000.

ARTICLE 4

ELIGIBILITY AND PARTICIPATION

4.1 *Eligibility.* Persons eligible to participate in this Plan include Employees, Consultants and all members of the Board, as determined by the Administrator.

4.2 *Participation.* Subject to the provisions of the Plan, the Administrator may, from time to time, select from among all Eligible Individuals those to whom Awards shall be granted and shall determine the nature and amount of each Award. No individual shall have any right to be granted an Award pursuant to this Plan.

ARTICLE 5

STOCK OPTIONS

5.1 *General.* The Administrator is authorized to grant Options to Eligible Individuals on the following terms and conditions:

(a) *Exercise Price.* The exercise price per share of Stock subject to an Option shall be determined by the Administrator and set forth in the Award Agreement; *provided* that the exercise price for any Option shall not be less than 100% of the Fair Market Value of a share of Stock on the date the Option is granted (or, as to Incentive Stock Options, on the date the Option is modified, extended or renewed for purposes of Section 424(h) of the Code).

(b) *Time and Conditions of Exercise.* The Administrator shall determine the time or times at which an Option may be exercised in whole or in part; *provided* that the term of any Option granted under the Plan shall not exceed ten years. The Administrator shall also determine the performance or other conditions, if any, that must be satisfied before all or part of an Option may be exercised.

(c) *Evidence of Grant.* Each Option grant shall be evidenced by an Award Agreement that shall specify the exercise price for the Option, the term of the Option, the number of shares of Stock to which the Option pertains, and such other provisions as the Administrator shall determine. The Award Agreement shall also specify whether the Option is intended to be an Incentive Stock Option or a Non-Qualified Stock Option. Award Agreements evidencing Incentive Stock Options shall contain such terms and conditions as may be necessary to meet the applicable provisions of Section 422 of the Code.

5.2 *Incentive Stock Options.* Incentive Stock Options may be granted only to employees (as defined in accordance with Section 3401(c) of the Code) of the Company or a Company Subsidiary which constitutes a "subsidiary corporation" of the Company within Section 424(f) of the Code and any applicable regulations promulgated thereunder, and the terms of any Incentive Stock Options granted pursuant to the Plan must comply with the following additional provisions of this Section 5.2:

(a) *Expiration of Option.* Subject to Section 5.2(c), an Incentive Stock Option may not be exercised to any extent by anyone after the first to occur of the following events; *provided, however*, that the Administrator may, prior to the expiration of the Incentive Stock Option under the circumstances described in paragraphs (ii), (iii) or (iv) below, provide in writing that the Option will expire on a later date, but if the expiration date of an Incentive Stock Option is so extended, it will automatically become a Non-Qualified Stock Option:

(i) Ten years from the date it is granted, unless an earlier time is set in the Award Agreement.

(ii) Three months after termination of the Participant's employment for any reason other than the Participant's Disability or death.

(iii) One year after the termination of the Participant's employment on account of Disability or death.

(iv) One year after the Participant's death if the Participant dies while employed or during the three-month period described in paragraph (ii) or during the one-year period described in paragraph (iii) and before the Option otherwise expires.

Upon the Participant's Disability or death, any Incentive Stock Options exercisable at the Participant's Disability or death may be exercised by the Participant's legal representative or representatives, by the person or persons entitled to do so pursuant to the Participant's last will and testament, or, if the Participant fails to make testamentary disposition of such Incentive Stock Option or dies intestate, by the person or persons entitled to receive the Incentive Stock Option pursuant to the applicable laws of descent and distribution.

(b) *Individual Dollar Limitation.* The aggregate Fair Market Value (determined as of the time the Option is granted) of all shares of Stock with respect to which Incentive Stock Options are first exercisable by a Participant in any calendar year may not exceed $100,000.00 or such other limitation as imposed by Section 422(d) of the Code, or any successor provision. To the extent that Incentive Stock Options are first exercisable by a Participant in excess of such limitation, the excess shall be considered Non-Qualified Stock Options.

(c) *Ten Percent Owners.* An Incentive Stock Option shall be granted to any individual who, at the date of grant, owns stock possessing more than ten percent of the total combined voting power of all classes of Stock of the Company or any "subsidiary corporation" of the Company or "parent corporation" of the Company (each within the meaning of Section 424 of the Code) only if such Option is granted at an exercise price per share that is not less than 110% of Fair Market Value on the date of grant and the Option is exercisable for no more than five years from the date of grant.

(d) *Transfer Restriction.* An Incentive Stock Option shall not be transferable by the Participant other than by will or by the laws of descent or distribution.

Proxy Statement

(e) *Expiration of Incentive Stock Options.* No Award of an Incentive Stock Option may be made pursuant to this Plan after the Expiration Date.

(f) *Right to Exercise.* During a Participant's lifetime, an Incentive Stock Option may be exercised only by the Participant.

5.3 *Substitution of Stock Appreciation Rights.* The Administrator may provide in the Award Agreement evidencing the grant of an Option that the Administrator, in its sole discretion, shall have the right to substitute a Stock Appreciation Right for such Option at any time prior to or upon exercise of such Option, subject to the provisions of Sections 7.3 and 14.1 hereof; *provided* that such Stock Appreciation Right shall be exercisable for the same number of shares of Stock for which such substituted Option would have been exercisable.

5.4 *Paperless Exercise.* In the event that the Company establishes, for itself or using the services of a third party, an automated system for the exercise of Options, such as a system using an internet website or interactive voice response, then the paperless exercise of Options by a Participant may be permitted through the use of such an automated system.

5.5 *Partial Exercise.* An exercisable Option may be exercised in whole or in part. However, an Option shall not be exercisable with respect to fractional shares and the Administrator may require that, by the terms of the Option, a partial exercise must be with respect to a minimum number of shares.

5.6 *Manner of Exercise.* All or a portion of an exercisable Option shall be deemed exercised upon delivery of all of the following to the Secretary of the Company, or such other person or entity designated by the Administrator, or his, her or its office, as applicable:

(a) A written notice complying with the applicable rules established by the Administrator stating that the Option, or a portion thereof, is exercised. The notice shall be signed by the Participant or other person then entitled to exercise the Option or such portion of the Option;

(b) Such representations and documents as the Administrator, in its sole discretion, deems necessary or advisable to effect compliance with all applicable provisions of the Securities Act and any other federal, state or foreign securities laws or regulations. The Administrator may, in its sole discretion, also take whatever additional actions it deems appropriate to effect such compliance including, without limitation, placing legends on share certificates and issuing stop-transfer notices to agents and registrars;

(c) In the event that the Option shall be exercised pursuant to Section 10.6 by any person or persons other than the Participant, appropriate proof of the right of such person or persons to exercise the Option; and

(d) Full payment of the exercise price and applicable withholding taxes to the Secretary of the Company for the shares with respect to which the Option, or portion thereof, is exercised, in a manner permitted by Section 10.1 and 10.2.

ARTICLE 6

RESTRICTED STOCK AWARDS

6.1 *Grant of Restricted Stock.* The Administrator is authorized to make Awards of Restricted Stock to any Eligible Individual selected by the Administrator in such amounts and subject to such terms and conditions as determined by the Administrator. All Awards of Restricted Stock shall be evidenced by a written Restricted Stock Award Agreement. The Administrator shall determine the mechanism for the transfer of the Restricted Stock and payment therefor in the case of Awards to Partnership Employees or Partnership Consultants, and any forfeiture or repurchase of such Restricted Stock pursuant to Section 6.3.

6.2 *Issuance and Restrictions.* Restricted Stock shall be subject to such repurchase restrictions, forfeiture restrictions, restrictions on transferability and other restrictions as the Administrator may impose (including, without limitation, limitations on the right to vote Restricted Stock or the right to receive dividends on the Restricted Stock). These restrictions may lapse separately or in combination at such times, pursuant to such circumstances or installments or otherwise as the Administrator determines at the time of the grant of the Award or thereafter.

Alternatively, these restrictions may lapse pursuant to the satisfaction of one or more Performance Goals or other specific performance goals as the Administrator determines to be appropriate at the time of the grant of the Award or thereafter, in each case on a specified date or dates or over any period or periods determined by the Administrator.

6.3 *Repurchase or Forfeiture.* Except as otherwise determined by the Administrator at the time of the grant of the Award or thereafter, upon termination of employment or service during the applicable restriction period, Restricted Stock that is at that time subject to restrictions shall be forfeited or subject to repurchase by the Company under such terms as the Administrator shall determine; *provided, however*, that the Administrator may (a) provide in any Restricted Stock Award Agreement that restrictions or forfeiture conditions relating to Restricted Stock will be waived in whole or in part in the event of terminations resulting from specified causes, and (b) in other cases waive in whole or in part restrictions or forfeiture conditions relating to Restricted Stock.

6.4 *Certificates for Restricted Stock.* Restricted Stock granted pursuant to the Plan may be evidenced in such manner as the Administrator shall determine. Certificates or book entries evidencing shares of Restricted Stock must bear an appropriate legend referring to the terms, conditions, and restrictions applicable to such Restricted Stock, and the Company may, at its discretion, retain physical possession of any stock certificate until such time as all applicable restrictions lapse.

Proxy Statement

6.5 *Automatic Grants to Independent Directors.* During the term of the Plan:

(a) A person who is initially elected to the Board and who is an Independent Director at the time of such initial election automatically shall be granted 2,000 shares of Restricted Stock (subject to adjustment as provided in Article 11) on the date of such initial election.

(b) Each Independent Director shall be granted 2,000 shares of Restricted Stock (subject to adjustment as provided in Article 11) on the date of each annual meeting of the Company's stockholders other than the annual meeting at which the Independent Director first receives an award of Restricted Stock pursuant to paragraph (a) above.

(c) The purchase price per share of any awards of Restricted Stock pursuant to this Section 6.5 shall be the par value per share of the Stock. Awards of Restricted Stock pursuant to this Section 6.5 shall be subject to a repurchase restriction in favor of the Company in the event of an Independent Director's termination of service as a Director for any reason. Such repurchase restriction shall lapse on the first anniversary of the date of issuance of such Restricted Stock, subject to an Independent Director's continued service as a Director on such date.

ARTICLE 7

STOCK APPRECIATION RIGHTS

7.1 *Grant of Stock Appreciation Rights.* A Stock Appreciation Right may be granted to any Eligible Individual selected by the Administrator. A Stock Appreciation Right shall be subject to such terms and conditions not inconsistent with the Plan as the Administrator shall impose and shall be evidenced by an Award Agreement (including, without limitation, in the case of Awards to Partnership Employees or Partnership Consultants, the mechanism for the transfer of rights under such Awards).

7.2 *Value of Stock Appreciation Right.* A Stock Appreciation Right shall entitle the Participant (or other person entitled to exercise the Stock Appreciation Right pursuant to the Plan) to exercise all or a specified portion of the Stock Appreciation Right (to the extent then exercisable pursuant to its terms) and to receive from the Company an amount determined by multiplying the difference obtained by subtracting the exercise price per share of the Stock Appreciation Right from the Fair Market Value on the date of exercise of the Stock Appreciation Right by the number of shares of Stock with respect to which the Stock Appreciation Right shall have been exercised, subject to any limitations the Administrator may impose. Except as described in Section 7.3 below, the exercise price per share of Stock subject to each Stock Appreciation Right shall be set by the Administrator, but shall not be less than 100% of the Fair Market Value on the date the Stock Appreciation Right is granted.

7.3 *Stock Appreciation Right Vesting.* The period during which the right to exercise, in whole or in part, a Stock Appreciation Right vests in the Participant shall be set by the Administrator and the Administrator may determine that a Stock Appreciation Right may not be exercised in whole or in part for a specified period after it is granted. Such vesting may be based on service with the Company or any Subsidiary, or any other criteria selected by the Administrator. At any time after grant of a Stock Appreciation Right, the Administrator may, in its sole discretion and subject to whatever terms and conditions it selects, accelerate the period during which a Stock Appreciation Right vests. No portion of a Stock Appreciation Right which is unexercisable at Termination of Service shall thereafter become exercisable, except as may be otherwise provided by the Administrator either in the Award Agreement or by action of the Administrator following the grant of the Stock Appreciation Right.

7.4 *Manner of Exercise.* All or a portion of an exercisable Stock Appreciation Right shall be deemed exercised upon delivery of all of the following to the Secretary of the Company, or such other person or entity designated by the Administrator, or his, her or its office, as applicable:

(a) A written notice complying with the applicable rules established by the Administrator stating that the Stock Appreciation Right, or a portion thereof, is exercised. The notice shall be signed by the Participant or other person then entitled to exercise the Stock Appreciation Right or such portion of the Stock Appreciation Right;

(b) such representations and documents as the Administrator, in its sole discretion, deems necessary or advisable to effect compliance with all applicable provisions of the Securities Act and any other federal, state or foreign securities laws or regulations. The Administrator may, in its sole discretion, also take whatever additional actions it deems appropriate to effect such compliance; and

(c) In the event that the Stock Appreciation Right shall be exercised pursuant to this Section 7.4 by any person or persons other than the Participant, appropriate proof of the right of such person or persons to exercise the Stock Appreciation Right.

7.5 *Payment.* Payment of the amounts determined under Section 7.2 shall be in cash, shares of Stock (based on its Fair Market Value as of the date the Stock Appreciation Right is exercised), or a combination of both, as determined by the Administrator.

ARTICLE 8

OTHER TYPES OF AWARDS

8.1 *Dividend Equivalents.*

(a) Any Eligible Individual selected by the Administrator may be granted Dividend Equivalents based on the dividends on the shares of Stock that are subject to any Award, to be credited as of dividend payment dates, during the period between the date the Award is granted and the date the Award is exercised, vests or expires, as determined by the Administrator. Such Dividend Equivalents shall be converted to cash or additional shares of Stock by such formula and at such time and subject to such limitations as may be determined by the Administrator. The Administrator shall specify the mechanism for the transfer of the Stock pursuant to a Dividend Equivalent Award in the case of Awards to Partnership Employees or Partnership Consultants.

(b) Notwithstanding the foregoing, no Dividend Equivalents shall be payable with respect to Options or any Award which vests based on satisfaction of performance criteria (whether or not such criteria satisfy the requirements of Performance Criteria or such Award is a Performance Based Award), unless and until such Award vests.

8.2 *Stock Payments.* Any Eligible Individual selected by the Administrator may receive Stock Payments in the manner determined from time to time by the Administrator; *provided*, that unless otherwise determined by the Administrator such Stock Payments shall be made in lieu of base salary, bonus, or other cash compensation otherwise payable to such Participant. The number of shares shall be determined by the Administrator and may be based upon the Performance Goals or other specific performance goals determined appropriate by the Administrator, determined on the date such Stock Payment is made or on any date thereafter, in each case on a specified date or dates or over any period or periods determined by the Administrator. The Administrator shall specify the mechanism for the transfer of the Stock pursuant to a Stock Payment Award and payment therefor, if applicable, in the case of Awards to Partnership Employees or Partnership Consultants.

8.3 Restricted Stock Units. The Administrator is authorized to make Awards of Restricted Stock Units to any Eligible Individual selected by the Administrator in such amounts and subject to such terms and conditions as determined by the Administrator. At the time of grant, the Administrator shall specify the date or dates on which the Restricted Stock Units shall become fully vested and nonforfeitable, and may specify such conditions to vesting as it deems appropriate. Alternatively, Restricted Stock Units may become fully vested and nonforfeitable pursuant to the satisfaction of one or more Performance Goals or other specific performance goals as the Administrator determines to be appropriate at the time of the grant of the Restricted Stock Units or thereafter, in each case on a specified date or dates or over any period or periods determined by the Administrator. The Administrator shall specify, or permit the Participant to elect, the conditions and dates upon which the shares of Stock underlying the Restricted Stock Units which shall be issued, which dates shall not be earlier than the date as of which the Restricted Stock Units vest and become nonforfeitable and which conditions and dates shall be subject to compliance with Section 409A of the Code. On the distribution dates, the Company shall issue to the Participant one unrestricted, fully transferable share of Stock for each vested and nonforfeitable Restricted Stock Unit. The Administrator shall specify the purchase price, if any, to be paid by the Participant to the Company for such shares of Stock pursuant to Restricted Stock Unit Awards and the mechanism for the transfer of the Stock and payment therefor in the case of Awards to Partnership Employees or Partnership Consultants.

8.4 Other Stock-Based Awards. Any Eligible Individual selected by the Administrator may be granted one or more Awards that provide such Eligible Individual with shares of Stock or other equity interests or the right to purchase shares of Stock or other equity interests or that have a value derived from the value of, or an exercise or conversion privilege at a price related to, or that are otherwise payable in shares of Stock or other equity interests and which may be linked to any one or more of the Performance Goals or other specific performance goals determined appropriate by the Administrator, in each case on a specified date or dates or over any period or periods determined by the Administrator. The Administrator shall specify the mechanism for the transfer of the Stock or other equity interests pursuant to Other Stock-Based Awards and payment therefor in the case of Awards to Partnership Employees or Partnership Consultants.

8.5 Performance Bonus Awards. Any Eligible Individual selected by the Administrator may be granted one or more Performance-Based Awards in the form of a cash bonus (a "Performance Bonus Award") payable upon the attainment of Performance Goals that are established by the Administrator and relate to one or more of the Performance Criteria, in each case on a specified date or dates or over any period or periods determined by the Administrator. Any such Performance Bonus Award paid to a Covered Employee shall be based upon objectively determinable bonus formulas established in accordance with Article 9. The maximum amount of any Performance Bonus Award payable to a Covered Employee with respect to any fiscal year of the Company shall not exceed $1,500,000.

8.6 Term. Except as otherwise provided herein, the term of any Award of Dividend Equivalents, Stock Payments, Restricted Stock Units, Other Stock-Based Awards or Performance Bonus Awards shall be set by the Administrator in its discretion.

8.7 Exercise or Purchase Price. The Administrator may establish the exercise or purchase price, if any, of any Award of Stock Payments, Restricted Stock Units or Other Stock-Based Award; *provided, however*, that such price shall not be less than the par value of a share of Stock on the date of grant, unless otherwise permitted by applicable state law.

8.8 Award Agreement. All Awards under this Article 8 shall be subject to such additional terms and conditions as determined by the Administrator and shall be evidenced by a written Award Agreement.

ARTICLE 9

PERFORMANCE-BASED AWARDS

9.1 Purpose. The purpose of this Article 9 is to provide the Administrator the ability to qualify Awards other than Options and Stock Appreciation Rights and that are granted pursuant to Articles 6 and 8 as Qualified Performance-Based Compensation. If the Administrator, in its discretion, decides to grant a Performance-Based Award to a Covered Employee, the provisions of this Article 9 shall control over any contrary provision contained in Articles 6 or 8; *provided, however*, that the Administrator may in its discretion grant Awards to Covered Employees that are based on Performance Criteria or Performance Goals but that do not satisfy the requirements of this Article 9.

9.2 Applicability. This Article 9 shall apply only to those Covered Employees selected by the Administrator to receive Performance-Based Awards. The designation of a Covered Employee as a Participant for a Performance Period shall not in any manner entitle the Participant to receive an Award for the period. Moreover, designation of a Covered Employee as a Participant for a particular Performance Period shall not require designation of such Covered Employee as a Participant in any subsequent Performance Period and designation of one Covered Employee as a Participant shall not require designation of any other Covered Employees as a Participant in such period or in any other period.

9.3 Procedures with Respect to Performance-Based Awards. To the extent necessary to comply with the Qualified Performance-Based Compensation requirements of Section 162(m)(4)(C) of the Code, with respect to any Award granted under Articles 6 and 8 which may be granted to one or more Covered Employees, no later than ninety (90) days following the commencement of any fiscal year in question or any other designated fiscal period or period of service (or such other time as may be required or permitted by Section 162(m) of the Code), the Administrator shall, in writing, (a) designate one or more Covered Employees, (b) select the Performance Criteria applicable to the Performance Period, (c) establish the Performance Goals, and amounts of such Awards, as applicable, which may be earned for such Performance Period, and (d) specify the relationship between Performance Criteria and the Performance Goals and the amounts of such Awards, as applicable, to be earned by each Covered Employee for such Performance Period. Following the completion of each Performance Period, the Administrator shall certify in writing whether the applicable Performance Goals have been achieved for such Performance Period. In determining the amount earned by a Covered Employee, the Administrator shall have the right to reduce or eliminate (but not to increase) the amount payable at a given level of performance to take into account additional factors that the Administrator may deem relevant to the assessment of individual or corporate performance for the Performance Period.

9.4 Payment of Performance-Based Awards. Unless otherwise provided in the applicable Award Agreement, a Participant must be employed by the Company, the Partnership or a Subsidiary on the day a Performance-Based Award for such Performance Period is paid to the Participant. Furthermore, a Participant shall be eligible to receive payment pursuant to a Performance-Based Award for a Performance Period only if the Performance Goals for such period are achieved.

9.5 Additional Limitations. Notwithstanding any other provision of the Plan, any Award which is granted to a Covered Employee and is intended to constitute Qualified Performance-Based Compensation shall be subject to any additional limitations set forth in Section 162(m) of the Code (including any amendment to Section 162(m) of the Code) or any regulations or rulings issued thereunder that are requirements for qualification as qualified performance-based compensation as described in Section 162(m)(4)(C) of the Code, and the Plan shall be deemed amended to the extent necessary to conform to such requirements.

ARTICLE 10

PROVISIONS APPLICABLE TO AWARDS

10.1 Payment. The Administrator shall determine the methods by which payments by any Participant with respect to any Awards granted under the Plan shall be made, including, without limitation: (a) cash or check, (b) shares of Stock (including, in the case of payment of the exercise price of an Award, shares of Stock issuable pursuant to the exercise of the Award) or shares of Stock held for such period of time as may be required by the Administrator in order to avoid adverse accounting consequences, in each case, having a Fair Market Value on the date of delivery equal to the aggregate payments required, (c) delivery of a notice that the Participant has placed a market sell order with a broker with respect to shares of Stock then issuable upon exercise or vesting of an Award, and that the broker has been directed to pay a sufficient portion of the net proceeds of the sale to the Company in satisfaction of the aggregate payments required, *provided*, that payment of such proceeds is then made to the Company upon settlement of such sale, or (d) other form of legal consideration acceptable to the Administrator. The Administrator shall also determine the methods by which shares of Stock shall be delivered or deemed to be delivered to Participants. Notwithstanding any other provision of the Plan to the contrary, no Participant who is a Director or an "executive officer" of the Company within the meaning of Section 13(k) of the Exchange Act shall be permitted to make payment with respect to any Awards granted under the Plan, or continue any extension of credit with respect to such payment with a loan from the Company or a loan arranged by the Company in violation of Section 13(k) of the Exchange Act.

10.2 *Tax Withholding*. The Company, the Partnership or any Subsidiary shall have the authority and the right to deduct or withhold, or require a Participant to remit to the Company, an amount sufficient to satisfy federal, state, local and foreign taxes (including the Participant's FICA or employment tax obligation) required by law to be withheld with respect to any taxable event concerning a Participant arising as a result of the Plan. The Administrator may in its sole discretion and in satisfaction of the foregoing requirement allow a Participant to elect to have the Company withhold shares of Stock otherwise issuable under an Award (or allow the surrender of shares of Stock). The number of shares of Stock which may be so withheld or surrendered shall be limited to the number of shares which have a Fair Market Value on the date of withholding or repurchase equal to the aggregate amount of such liabilities based on the minimum statutory withholding rates for federal, state, local and foreign income tax and payroll tax purposes that are applicable to such supplemental taxable income. The Administrator shall determine the fair market value of the Stock, consistent with applicable provisions of the Code, for tax withholding obligations due in connection with a broker-assisted cashless Option or Stock Appreciation Right exercise involving the sale of shares to pay the Option or Stock Appreciation Right exercise price or any tax withholding obligation.

10.3 *Stand-Alone and Tandem Awards*. Awards granted pursuant to the Plan may, in the discretion of the Administrator, be granted either alone, in addition to, or in tandem with, any other Award granted pursuant to the Plan. Awards granted in addition to or in tandem with other Awards may be granted either at the same time as or at a different time from the grant of such other Awards.

10.4 *Award Agreement*. Awards under the Plan shall be evidenced by Award Agreements that set forth the terms, conditions and limitations for each Award which may include the term of an Award, the provisions applicable in the event the Participant's employment or service terminates, and the Company's authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind an Award.

10.5 *Limits on Transfer*. No right or interest of a Participant in any Award may be pledged, encumbered, or hypothecated to or in favor of any party other than the Company, the Partnership or a Subsidiary, or shall be subject to any lien, obligation, or liability of such Participant to any other party other than the Company, the Partnership or a Subsidiary. Except as otherwise provided by the Administrator, no Award shall be assigned, transferred, or otherwise disposed of by a Participant other than by will or the laws of descent and distribution. The Administrator by express provision in the Award or an amendment thereto may permit an Award (other than an Incentive Stock Option) to be transferred to, exercised by and paid to certain persons or entities related to the Participant, including but not limited to members of the Participant's family, charitable institutions, or trusts or other entities whose beneficiaries or beneficial owners are members of the Participant's family and/or charitable institutions, or to such other persons or entities as may be expressly approved by the Administrator, pursuant to such conditions and procedures as the Administrator may establish. Any permitted transfer shall be subject to the condition that the Administrator receive evidence satisfactory to it that the transfer is being made for estate and/or tax planning purposes (or to a "blind trust" in connection with the Participant's termination of employment or service with the Company, the Partnership or a Subsidiary to assume a position with a governmental, charitable, educational or similar non-profit institution) and on a basis consistent with the Company's lawful issue of securities.

10.6 *Beneficiaries.* Notwithstanding Section 10.5, a Participant may, in the manner determined by the Administrator, designate a beneficiary to exercise the rights of the Participant and to receive any distribution with respect to any Award upon the Participant's death. A beneficiary, legal guardian, legal representative, or other person claiming any rights pursuant to the Plan is subject to all terms and conditions of the Plan and any Award Agreement applicable to the Participant, except to the extent the Plan and Award Agreement otherwise provide, and to any additional restrictions deemed necessary or appropriate by the Administrator. If the Participant is married and resides in a community property state, a designation of a person other than the Participant's spouse as his or her beneficiary with respect to more than 50% of the Participant's interest in the Award shall not be effective without the prior written consent of the Participant's spouse. If no beneficiary has been designated or survives the Participant, payment shall be made to the person entitled thereto pursuant to the Participant's will or the laws of descent and distribution. Subject to the foregoing, a beneficiary designation may be changed or revoked by a Participant at any time provided the change or revocation is filed with the Administrator.

10.7 *Stock Certificates.* Notwithstanding anything herein to the contrary, the Company shall not be required to issue or deliver any certificates evidencing shares of Stock pursuant to the exercise of any Award, unless and until the Board has determined, with advice of counsel, that the issuance and delivery of such certificates is in compliance with all applicable laws, regulations of governmental authorities and, if applicable, the requirements of any exchange on which the shares of Stock are listed or traded. All Stock certificates delivered pursuant to the Plan are subject to any stop-transfer orders and other restrictions as the Administrator deems necessary or advisable to comply with federal, state, or foreign jurisdiction, securities or other laws, rules and regulations and the rules of any national securities exchange or automated quotation system on which the Stock is listed, quoted, or traded. The Administrator may place legends on any Stock certificate to reference restrictions applicable to the Stock. In addition to the terms and conditions provided herein, the Administrator may require that a Participant make such reasonable covenants, agreements, and representations as the Administrator, in its discretion, deems advisable in order to comply with any such laws, regulations, or requirements. The Administrator shall have the right to require any Participant to comply with any timing or other restrictions with respect to the settlement or exercise of any Award, including a window-period limitation, as may be imposed in the discretion of the Administrator.

10.8 *Transfer of Shares to a Partnership Employee, Partnership Consultant or Partnership Director.* As soon as practicable after the Company issues shares of Stock with respect to which an Award (which was issued to and is held by a Partnership Employee, Partnership Consultant or Partnership Director in such capacity), then, with respect to each such Award:

(a) The Company shall sell to the Partnership the number of shares equal to the number of shares deliverable with respect to such Award. The price to be paid by the Partnership to the Company for such shares shall be an amount equal to the product of (x) the number of shares multiplied by (y) the Fair Market Value of a share of Stock at the time of exercise or delivery less the amount paid by the Participant for such shares, if anything, pursuant to Section 10.1; and

(b) The Company shall contribute to the Partnership an amount of cash equal to the sum of the amount paid by the Participant, if any, for such shares of Stock, and the amount paid by the Partnership under Section 10.8(a) and the Partnership shall issue an additional interest in the Partnership on the terms set forth in the Partnership Agreement.

10.9 *Allocation of Payment.* Notwithstanding the foregoing, to the extent that a Participant provides services to more than one of the Company, the Partnership, or any Subsidiary, the Company may, in its discretion, allocate the payment or issuance of shares of Stock with respect to any Awards exercised by or otherwise delivered to such Participant or (and the services performed by the Participant) among such entities for purposes of the provisions of Section 10.8 in order to ensure that the relationship between the Company and the Partnership or such Subsidiary remains at arms-length.

10.10 *Section 409A.* To the extent that the Administrator determines that any Award granted under the Plan is subject to Section 409A of the Code, the Award Agreement evidencing such Award shall incorporate the terms and conditions required by Section 409A of the Code. To the extent applicable, the Plan and Award Agreements shall be interpreted in accordance with Section 409A of the Code and Department of Treasury regulations and other interpretive guidance issued thereunder, including without limitation any such regulations or other guidance that may be issued after the Restatement Effective Date. Notwithstanding any provision of the Plan to the contrary, in the event that following the Restatement Effective Date the Administrator determines that any Award may be subject to Section 409A of the Code and related Department of Treasury guidance (including such Department of Treasury guidance as may be issued after the Restatement Effective Date), the Administrator may adopt such amendments to the Plan and the applicable Award Agreement or adopt other policies and procedures (including amendments, policies and procedures with retroactive effect), or take any other actions, that the Administrator determines are necessary or appropriate to (a) exempt the Award from Section 409A of the Code and/or preserve the intended tax treatment of the benefits provided with respect to the Award, or (b) comply with the requirements of Section 409A of the Code and related Department of Treasury guidance and thereby avoid the application of any penalty taxes under such Section.

ARTICLE 11

CHANGES IN CAPITAL STRUCTURE

11.1 *Adjustments.*

(a) In the event of any stock dividend, stock split, combination or exchange of shares, merger, consolidation, spin-off, recapitalization, distribution of Company assets to stockholders (other than normal cash dividends), or any other corporate event affecting the Stock or other equity interests or the share price of the Stock, the Administrator shall make such proportionate adjustments, if any, as the Administrator in its discretion may deem appropriate to reflect such change with respect to (i) the aggregate number and type of shares or units that may be issued under the Plan (including, but not limited to, adjustments of the limitations in Sections 3.1, 3.3 and 6.5); (ii) the terms and conditions of any outstanding Awards (including, without limitation, any applicable performance targets or criteria with respect thereto); and (iii) the grant or exercise price per share or other unit for any outstanding Awards under the Plan. Any adjustment affecting an Award intended as Qualified Performance-Based Compensation shall be made consistent with the requirements of Section 162(m) of the Code.

(b) In the event of any transaction or event described in Section 11.1(a) or any unusual or nonrecurring transactions or events affecting the Company, any affiliate of the Company, or the financial statements of the Company or any affiliate (including without limitation any Change in Control), or of changes in applicable laws, regulations or accounting principles, and whenever the Administrator determines that such action is appropriate in order to prevent the dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan or with respect to any Award under the Plan, to facilitate such transactions or events or to give effect to such changes in laws, regulations or principles, the Administrator, in its sole discretion and on such terms and conditions as it deems appropriate, either by the terms of the Award or by action taken prior to the occurrence of such transaction or event and either automatically or upon the Participant's request, is hereby authorized to take any one or more of the following actions:

(i) To provide for either (A) termination of any such Award in exchange for an amount of cash, if any, equal to the amount that would have been attained upon the exercise of such Award or realization of the Participant's rights (and, for the avoidance of doubt, if as of the date of the occurrence of the transaction or event described in this Section 11.1(b) the Administrator determines in good faith that no amount would have been attained upon the exercise of such Award or realization of the Participant's rights, then such Award may be terminated by the Company without payment) or (B) the replacement of such Award with other rights or property selected by the Administrator in its sole discretion;

(ii) To provide that such Award be assumed by the successor or survivor corporation, or a parent or subsidiary thereof, or shall be substituted for by similar options, rights or awards covering the stock or other equity interests of the successor or survivor corporation, or a parent or subsidiary thereof, with appropriate adjustments as to the number and kind of shares or other equity interests and prices;

(iii) To make adjustments in the number and type of shares of Stock (or other securities or property) subject to outstanding Awards, and in the number and kind of outstanding Restricted Stock and/or in the terms and conditions of (including the grant or exercise price), and the criteria included in, outstanding options, rights and awards and options, rights and awards which may be granted in the future;

(iv) To provide that such Award shall be exercisable or payable or fully vested with respect to all shares or other equity interests covered thereby, notwithstanding anything to the contrary in the Plan or the applicable Award Agreement; and

(v) To provide that the Award cannot vest, be exercised or become payable after such event.

11.2 *Acceleration Upon a Change in Control.* Notwithstanding Section 11.1, and except as may otherwise be provided in any applicable Award Agreement, if a Change in Control occurs and a Participant's Awards are not continued, converted, assumed, or replaced by (a) the Company or a parent or Subsidiary of the Company, or (b) a successor or a parent or subsidiary of such successor, such Awards shall become fully exercisable and all forfeiture restrictions on such Awards shall lapse. Upon, or in anticipation of, a Change in Control, the Administrator may cause any and all Awards outstanding hereunder to terminate at a specific time in the future, including but not limited to the date of such Change in Control, and shall give each Participant the right to exercise such Awards during a period of time as the Administrator, in its sole and absolute discretion, shall determine.

11.3 *No Other Rights.* Except as expressly provided in the Plan, no Participant shall have any rights by reason of any subdivision or consolidation of shares of stock of any class, the payment of any dividend, any increase or decrease in the number of shares of stock of any class or any dissolution, liquidation, merger, or consolidation of the Company or any other corporation. Except as expressly provided in the Plan or pursuant to action of the Administrator under the Plan, no issuance by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number of shares of Stock subject to an Award or the grant or exercise price of any Award.

ARTICLE 12

ADMINISTRATION

12.1 *Administrator.* The "Administrator" of the Plan shall be the Committee, which shall consist solely of two or more members of the Board each of whom is both an "outside director," within the meaning of Section 162(m) of the Code, and a Non-Employee Director. Notwithstanding the foregoing: (a) the full Board, acting by a majority of its members in office, shall conduct the general administration of the Plan with respect to all Awards granted to Independent Directors and for purposes of such Awards the term "Administrator" as used in this Plan shall be deemed to refer to the Board and (b) the Committee may delegate its authority hereunder to the extent permitted by Section 12.5. Appointment of Committee members shall be effective upon acceptance of appointment. The Board may abolish the Committee at any time and revest in the Board the administration of the Plan. Committee members may resign at any time by delivering written notice to the Board. Vacancies in the Committee may only be filled by the Board.

12.2 *Action by the Administrator.* A majority of the Administrator shall constitute a quorum. The acts of a majority of the members present at any meeting at which a quorum is present, and, subject to applicable law, acts approved in writing by a majority of the Administrator in lieu of a meeting, shall be deemed the acts of the Administrator. Each member of the Administrator is entitled to, in good faith, rely or act upon any report or other information furnished to that member by any officer or other employee of the Company or any Subsidiary, the Company's independent certified public accountants, or any executive compensation consultant or other professional retained by the Company to assist in the administration of the Plan.

12.3 *Authority of Administrator.* Subject to any specific designation in the Plan, the Administrator has the exclusive power, authority and discretion to:

(a) Designate Participants to receive Awards;

(b) Determine the type or types of Awards to be granted to each Participant;

(c) Determine the number of Awards to be granted and the number of shares of Stock to which an Award will relate;

(d) Determine the terms and conditions of any Award granted pursuant to the Plan, including, but not limited to, the exercise price, grant price, or purchase price, any reload provision, any restrictions or limitations on the Award, any schedule for lapse of forfeiture restrictions or restrictions on the exercisability of an Award, and accelerations or waivers thereof, any provisions related to non-competition and recapture of gain on an Award, based in each case on such considerations as the Administrator in its sole discretion determines; *provided, however*, that the Administrator shall not have the authority to accelerate the vesting or waive the forfeiture of any Performance-Based Awards;

(e) Determine whether, to what extent, and pursuant to what circumstances an Award may be settled in, or the exercise price of an Award may be paid in, cash, Stock, other Awards, or other property, or an Award may be canceled, forfeited, or surrendered;

(f) Prescribe the form of each Award Agreement, which need not be identical for each Participant;

(g) Decide all other matters that must be determined in connection with an Award;

(h) Establish, adopt, or revise any rules and regulations as it may deem necessary or advisable to administer the Plan;

(i) Interpret the terms of, and any matter arising pursuant to, the Plan or any Award Agreement; and

(j) Make all other decisions and determinations that may be required pursuant to the Plan or as the Administrator deems necessary or advisable to administer the Plan.

Proxy Statement

12.4 *Decisions Binding.* The Administrator's interpretation of the Plan, any Awards granted pursuant to the Plan, any Award Agreement and all decisions and determinations by the Administrator with respect to the Plan are final, binding, and conclusive on all parties.

12.5 *Delegation of Authority.* To the extent permitted by applicable law, the Committee may from time to time delegate to a committee of one or more members of the Board or one or more officers of the Company the authority to grant or amend Awards to Participants other than (a) senior executives of the Company who are subject to Section 16 of the Exchange Act, (b) Covered Employees, or (c) officers of the Company (or members of the Board) to whom authority to grant or amend Awards has been delegated hereunder. Any delegation hereunder shall be subject to the restrictions and limits that the Committee specifies at the time of such delegation, and the Committee may at any time rescind the authority so delegated or appoint a new delegatee. At all times, the delegatee appointed under this Section 12.5 shall serve in such capacity at the pleasure of the Committee.

ARTICLE 13

EFFECTIVE AND EXPIRATION DATE

13.1 *Effective Date.* The Plan was originally effective as of August 3, 2004 (the "Effective Date"). This amended and restated Plan shall be effective on the date it is approved by a majority of the Company's stockholders at a duly held meeting in 2009 (the "Restatement Effective Date").

13.2 *Expiration Date.* The Plan will expire on, and no Award may be granted pursuant to the Plan on or after, the tenth anniversary of the Restatement Effective Date (the "Expiration Date"). Any Awards that are outstanding on the Expiration Date shall remain in force according to the terms of the Plan and the applicable Award Agreement. Each Award Agreement shall provide that it will expire on the tenth anniversary of the date of grant of the Award to which it relates.

ARTICLE 14

AMENDMENT, MODIFICATION, AND TERMINATION

14.1 *Amendment, Modification, And Termination.* The Board or the Committee may terminate, amend or modify the Plan; *provided, however*, that (a) to the extent necessary to comply with any applicable law, regulation, or stock exchange rule, the Company shall obtain stockholder approval of any Plan amendment in such a manner and to such a degree as required, and (b) stockholder approval is required for any amendment to the Plan that increases the number of shares available under the Plan (other than any adjustment as provided by Article 11).

Except in connection with a transaction specified in Section 11.1 (including, without limitation, any stock dividend, stock split, extraordinary cash dividend, recapitalization, reorganization, merger, consolidation, split-up, spin-off, combination, or exchange of shares), the terms of outstanding Awards may not be amended to reduce the exercise price of outstanding Options or Stock Appreciation Rights or cancel, exchange, substitute, buyout or surrender outstanding Options or Stock Appreciation Rights in exchange for cash, other Awards or Options or Stock Appreciation Rights with an exercise price that is less than the exercise price of the original Options or Stock Appreciation Rights, without stockholder approval.

14.2 *Awards Previously Granted.* No termination, amendment, or modification of the Plan shall adversely affect in any material way any Award previously granted pursuant to the Plan without the prior written consent of the Participant.

ARTICLE 15

GENERAL PROVISIONS

15.1 *No Rights to Awards.* No Participant, employee, or other person shall have any claim to be granted any Award pursuant to the Plan, and neither the Company nor the Administrator is obligated to treat Participants, employees, and other persons uniformly.

15.2 *No Stockholders Rights.* No Award gives the Participant any of the rights of a stockholder of the Company unless and until shares of Stock are in fact issued to such person in connection with such Award.

15.3 *No Right to Employment or Services.* Nothing in the Plan or any Award Agreement shall interfere with or limit in any way the right of the Company, the Partnership or any Subsidiary to terminate any Participant's employment or services at any time, nor confer upon any Participant any right to continue in the employ or service of the Company, the Partnership or any Subsidiary.

15.4 *Unfunded Status of Awards.* The Plan is intended to be an "unfunded" plan for incentive compensation. With respect to any payments not yet made to a Participant pursuant to an Award, nothing contained in the Plan or any Award Agreement shall give the Participant any rights that are greater than those of a general creditor of the Company or any Subsidiary.

15.5 *Indemnification.* To the extent allowable pursuant to applicable law, the Administrator (and each member thereof) shall be indemnified and held harmless by the Company from any loss, cost, liability, or expense that may be imposed upon or reasonably incurred by such member in connection with or resulting from any claim, action, suit, or proceeding to which he or she may be a party or in which he or she may be involved by reason of any action or failure to act pursuant to the Plan and against and from any and all amounts paid by him or her in satisfaction of judgment in such action, suit, or proceeding against him or her; *provided* he or she gives the Company an opportunity, at its own expense, to handle and defend the same before he or she undertakes to handle and defend it on his or her own behalf. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such persons may be entitled pursuant to the Company's Articles of Incorporation or Bylaws, each as amended from time to time, as a matter of law, or otherwise, or any power that the Company may have to indemnify them or hold them harmless.

15.6 *Relationship to other Benefits.* No payment pursuant to the Plan shall be taken into account in determining any benefits pursuant to any pension, retirement, savings, profit sharing, group insurance, welfare or other benefit plan of the Company, the Partnership or any Subsidiary except to the extent otherwise expressly provided in writing in such other plan or an agreement thereunder.

15.7 *Expenses.* The expenses of administering the Plan shall be borne by the Company, the Partnership and their Subsidiaries.

15.8 *Titles and Headings.* The titles and headings of the Sections in the Plan are for convenience of reference only and, in the event of any conflict, the text of the Plan, rather than such titles or headings, shall control.

15.9 *Fractional Shares.* No fractional shares of Stock shall be issued and the Administrator shall determine, in its discretion, whether cash shall be given in lieu of fractional shares or whether such fractional shares shall be eliminated by rounding up or down as appropriate.

15.10 *Limitations Applicable to Section 16 Persons.* Notwithstanding any other provision of the Plan, the Plan, and any Award granted or awarded to any Participant who is then subject to Section 16 of the Exchange Act, shall be subject to any additional limitations set forth in any applicable exemptive rule under Section 16 of the Exchange Act (including any amendment to Rule 16b-3 of the Exchange Act) that are requirements for the application of such exemptive rule. To the extent permitted by applicable law, the Plan and Awards granted or awarded hereunder shall be deemed amended to the extent necessary to conform to such applicable exemptive rule.

15.11 *Government and Other Regulations.* The obligation of the Company to make payment of awards in Stock or otherwise shall be subject to all applicable laws, rules, and regulations, and to such approvals by government agencies as may be required. The Company shall be under no obligation to register pursuant to the Securities Act any of the shares of Stock paid pursuant to the Plan. If the shares paid pursuant to the Plan may in certain circumstances be exempt from registration pursuant to the Securities Act, the Company may restrict the transfer of such shares in such manner as it deems advisable to ensure the availability of any such exemption.

15.12 *Restrictions on Awards.* This Plan shall be interpreted and construed in a manner consistent with the Company's status as a REIT. No Award shall be granted or awarded, and with respect to an Award already granted under the Plan, such Award shall not be exercisable:

(a) to the extent such Award or exercise could cause the Participant to be in violation of the Ownership Limit (as defined in the Company's Articles of Incorporation, as amended from time to time); or

(b) if, in the discretion of the Administrator, such Award or exercise could impair the Company's status as a REIT.

15.13 *Governing Law.* The Plan and all Award Agreements shall be construed in accordance with and governed by the laws of the State of Maryland without regard to the conflicts of law principles thereof.

15.14 *Conflicts with Company's Articles of Incorporation.* Notwithstanding any other provision of the Plan, no Participant shall acquire or have any right to acquire any Stock, and shall not have any other rights under the Plan, which are prohibited under the Company's Articles of Incorporation, as amended from time to time.

15.15 *Grant of Awards to Certain Employees or Consultants.* The Company and the Partnership or any Subsidiary may provide through the establishment of a formal written policy or otherwise for the method by which shares of Stock and/or payment therefore may be exchanged or contributed between the Company and such other party, or may be returned to the Company upon any forfeiture or repurchase of Stock by the Participant, for the purpose of ensuring that the relationship between the Company and the Partnership or such Subsidiary remains at arm's length.

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BIOMED REALTY TRUST, INC.

The Leading Provider of Environmentally Sustainable
Real Estate to the Life Science Industry®

LETTER FROM THE CEO

April 2009

Re: 2008 Annual Report

Dear Stockholders:

We are pleased to report BioMed's solid operating and financial performance in 2008, which advanced our mission of being The Leading Provider of Real Estate to the Life Science Industry®. In building BioMed to thrive on a long-term basis, we have proactively managed our portfolio, our organization and our capital structure since inception. Despite the recent global economic conditions, BioMed remains on course with sufficient liquidity to execute on our core business plan, to meet our capital commitments, and to have the capacity to fund future opportunities.

We are The Leading Provider of Real Estate to the Life Science Industry®, arguably one of the strongest economic engines in the United States, as this country continues to be the dominant global provider of research in the life science arena. The strength of the U.S. life science industry is supported by a number of long-term factors that will fuel its growth, including an aging population and demands for better healthcare treatment and a higher quality of life.

Our business model remains focused on building a world-class property portfolio in the seven core life science markets. Our portfolio now comprises approximately 10.4 million square feet and 112 buildings, designed to support the range of life science companies in their quests to develop new therapeutics, diagnostics and medical devices.

In 2008, our total revenues rose more than 13% to $302 million, primarily driven by strong leasing activity throughout the year, including the fourth quarter. Through the focused execution of our core business strategy – acquiring, developing, leasing and managing high quality life science assets – we continue to attract world-class life science tenants.

Our tenant roster is comprised predominantly of leading research institutions and large, well-established public life science companies that have the resources to fund their key research and development efforts and successfully navigate through the current financial storm. Our 124 tenants include a veritable "Who's Who" of biotechnology and pharmaceutical companies, such as Human Genome Sciences, Vertex Pharmaceuticals, Genzyme and Illumina, in addition to some of the brightest lights in research, such as Beth Israel Deaconess Medical Center, Scripps Health and Children's Hospital Boston.

The strength of our tenant base and the attractiveness of our properties to life science users, when combined with our conservative approach to managing our capital structure, have enabled us to mitigate risk while providing an opportunity for significant future growth.

BioMed Realty Trust, Inc.

The Leading Provider of Environmentally Sustainable Real Estate to the Life Science Industry®

In executing our proven business strategy, we are tapping into the decades of real estate and life science industry experience of our premier management team. In 2007, this team recognized the warning signs that the market was shifting, and made several business and operating decisions to position the company to weather the storm. We slowed our acquisition efforts and deferred future construction starts in an effort to preserve capital. We further solidified our capital position by raising common equity twice in 2008, with net proceeds totaling over $360 million that were used to pay down a portion of the amounts outstanding on our unsecured line of credit. As a result, we lowered our debt to total assets ratio to less than 42% at the end of 2008, our lowest level since the third quarter of 2006. Consequently, while others are capital constrained, if not distressed, BioMed's liquidity and favorable capital position should enable us to take advantage of compelling opportunities in the future.

Our focus on a sustainable business extends to the buildings we develop. We continue to partner with our tenants to develop environmentally friendly "green" buildings and take pride in being The Leading Provider of Environmentally Sustainable Real Estate to the Life Science Industry®. Sustainability was behind our decision to bring this year's annual report to an online format. In addition to the environmental benefits of using less paper along with the cost savings for our business and shareholders, we hope that this online format will offer you a level of interactivity that is not possible on paper and allow us to communicate the details of our business to you more effectively.

Through prudent and effective stewardship of capital and investors' trust, we have built a company designed to thrive, with the liquidity and flexibility that will enable us to manage through this current economic uncertainty. In 2009, we will remain focused on operating our business, executing leases and maintaining our financial flexibility. Clearly, we have built a strong foundation with the capacity to grow, but we will remain highly selective and pursue only those investments that have the best opportunity to provide an attractive return for our stockholders.

We thank our investors and lenders for their support throughout the year in helping us to build a strong and resilient company. I would also like to thank our BioMed team members nationwide for their continued hard work, dedication and commitment to the highest level of service to our tenants and execution of our business plan.

Sincerely,

Alan D. Gold
Chairman and Chief Executive Officer



BioMed Realty Trust, Inc.

The Leading Provider of Environmentally Sustainable Real Estate to the Life Science Industry®

OUR BUSINESS

BioMed Realty is an entrepreneurial company with a proven business model focused on Providing Real Estate to the Life Science Industry®. We acquire, develop, own and operate laboratory and office space primarily for biotechnology and pharmaceutical companies, research institutions and government agencies.

2008 highlights include:

- Strong leasing activity with 46 transactions executed throughout the year representing 848,000 square feet.
- Substantial completion of core and shell construction at our four consolidated development projects, which were collectively 81% leased at year-end.
- Four buildings with Leadership in Energy and Environmental Design, or LEED®, certification totaling over 1.4 million square feet.

OUR MARKETS

BioMed's world-class portfolio of properties is concentrated in the seven core U.S. life science markets of Boston, San Diego, San Francisco, Seattle, Maryland, Pennsylvania and New York/New Jersey. These mature, self-sustaining clusters provide life science companies access to the highly skilled workforces, world-class academic institutions, financing sources and other partners that collectively provide the network and infrastructure essential to their work.

OUR PROPERTIES

BioMed's world-class property portfolio includes 112 buildings constituting 10.4 million square feet of laboratory, office and manufacturing space, more than two-thirds of which have been constructed in the last ten years.

Our properties attract the world's leading life science companies and research organizations, with almost 75% of our rents coming from public companies and research institutions.



BIOMED REALTY TRUST, INC.

The Leading Provider of Environmentally Sustainable Real Estate to the Life Science Industry®

OUR TEAM

Members of our premier management team were the pioneers in developing the life science real estate industry. With a proven track record for creating value, the BioMed team continues to leverage its extensive expertise, experience and relationships with key leaders in the core life science markets, having grown a portfolio that effectively meets the dynamic needs of the life science industry.

Our Board of Directors

Our team strength begins with our Board of Directors, which is comprised of an experienced mix of professionals from the research and life science community, as well as the real estate and financial sectors. Their breadth of expertise and perspectives has proven invaluable as BioMed has grown and expanded across the country.

Our Executive Team

Our senior management team has been engaged in life science real estate dating back to the 1980s and includes the founders of this industry, Alan Gold (Chairman and Chief Executive Officer) and Gary Kreitzer (Executive Vice President, General Counsel and Director). Together with a small team of visionaries, Alan and Gary identified the opportunity to apply an institutional investment focus to the underserved life science sector of the property market. Under their guidance and leadership, BioMed has grown from an initial asset investment of $500 million in 2004 to over $3 billion in life science assets, with properties in the seven core U.S. life science markets.

In November 2008, Alan received the Ernst & Young LLP Entrepreneur Of The Year® Award in the Real Estate, Construction and Hospitality category. "This award recognizes the unparalleled ingenuity and perseverance of entrepreneurs – people like Alan Gold – who have the unwavering dedication to grow a successful enterprise from the ground up," said Larry Haynes, Americas Director, Entrepreneur Of The Year®, Ernst & Young LLP.

Also during the year, Kent Griffin was promoted to President and Chief Operating Officer. Kent has played a key role as our Chief Financial Officer and was responsible for developing and executing financial and operational strategies that have facilitated our growth and financial performance. In his new position, he will oversee the day-to-day operational activities and execution of the company's business plan and will continue to serve as BioMed's Chief Financial Officer.

We also added depth to our development team when John Bonanno joined us as Vice President, Development. John previously served as co-founder and President of Phase 3 Properties, Inc., where he specialized in providing real estate solutions to life science companies and participated in the acquisition, development, leasing and management of laboratory buildings in California, Seattle and North Carolina.

BioMed Realty Trust, Inc.

The Leading Provider of Environmentally Sustainable Real Estate to the Life Science Industry®

A MESSAGE FROM KENT GRIFFIN, BIOMED'S PRESIDENT, CHIEF OPERATING OFFICER AND CHIEF FINANCIAL OFFICER

We are very pleased to report our 2008 financial results.

Our continued successes on the operating front, combined with our conservative approach to our capital structure, enabled us to deliver record results.

We executed nearly 850,000 square feet of gross leasing transactions. Our sustained leasing success, along with continuing deliveries of world-class facilities from our development program, were the key drivers in our record financial performance.

Our total revenues rose to $302 million, an increase of more than 13 percent over 2007, and we generated funds from operations, or FFO, for the year of $136 million, or $1.82 per diluted share.

In addition, our prudent approach to managing our capital structure, our history of match funding new investments with equity capital, and proactively managing our debt maturities has positioned us well to both navigate through and take advantage of the opportunities that we see in an otherwise difficult environment.

We continued to reduce the company's outstanding debt in 2008, reaching a debt to total assets ratio of less than 42 percent, our lowest level since the third quarter of 2006.

2008 was indeed an excellent year for BioMed Realty Trust, and we remain confident in our proven business model and the long term demand drivers for the life science industry.

We invite you to read on for further information about our 2008 financial results.



BioMed Realty Trust, Inc.

The Leading Provider of Environmentally Sustainable Real Estate to the Life Science Industry®

LETTER FROM THE CFO

April 2009

Re: 2008 Annual Report

Dear Stockholders:

BioMed's financial and operating performance in 2008 was excellent, as we delivered record revenues of $302 million and funds from operations (FFO) of $136 million, or $1.82 per diluted share.

Perhaps most importantly, we continued to enhance our capital position and liquidity throughout 2008. We successfully raised equity capital in both April and October, totaling over $360 million in net proceeds. We also repurchased $47 million of our exchangeable senior notes at a nearly 40% discount, further de-leveraging our balance sheet. As a result, we lowered our ratio of debt to total assets to less than 42% at December 31, 2008, our lowest level since the third quarter of 2006. In addition, at year-end, we had $500 million of cash on hand and availability on our unsecured revolving credit facility.

In 2008, we executed leasing transactions representing approximately 848,000 square feet, including leases with Novo Nordisk, Children's Hospital Boston and Regeneron Pharmaceuticals. In addition, we continued to address lease renewals well ahead of their scheduled expiration dates, culminating in the early renewal of two large leases with Vertex Pharmaceuticals in January 2009. As a result of our efforts and including our renewal with Vertex, our weighted average remaining lease term across our portfolio is approximately nine years with less than 3% and 5% of our annualized base rents scheduled to expire in 2009 and 2010, respectively.

Our strong foundation of world-class research facilities located in the premier core life science markets has enabled us to attract the top tier tenants of the life science industry. Now, 15% of our annualized base rents are generated by research and government institutions, with 15% of annualized base rents generated by "A-rated", investment-grade public life science companies. In addition, 44% of our annualized base rents are generated by larger, established public life science companies. BioMed's unique combination of world-class research facilities, and a top-notch tenant roster with long-term, triple-net leases, provides us with tremendous stability and visibility into our future income stream and cash flows.

As prudent stewards of capital, proactively managing our balance sheet and liquidity position has been a hallmark of BioMed's strategy since inception. While no one is immune to the impact of the larger economic forces, we have built BioMed's capital foundation to thrive. We enter 2009 on solid financial footing and we thank you for your continued support.

Sincerely,

Kent Griffin

R. Kent Griffin, Jr.
President, Chief Operating Officer and Chief Financial Officer



BioMed Realty Trust, Inc.

The Leading Provider of Environmentally Sustainable Real Estate to the Life Science Industry®

2008 Operating and Financial Highlights

Operating Results

Against the backdrop of a challenging broader economic environment, BioMed continued to execute its operating plan with tremendous success in operating the business, leasing space, and delivering its development program.

- Sustained, strong leasing activity representing approximately 848,000 square feet
  - New leases totaling 527,000 square feet, including new leases with Novo Nordisk, Revance Therapeutics and Profectus Biosciences, as well as an expansion with Children's Hospital Boston.
  - Renewals and extensions totaling 321,000 square feet, including Regeneron Pharmaceuticals, MedImmune, Novavax and Explora BioLabs.
- Superior execution on development deliveries
  - Completed development of "Silver" LEED®-certified 9865 Towne Centre Drive project in San Diego and delivered it 100% leased to Illumina in July 2008.
  - Completed initial construction and delivery for Center for Life Science | Boston, delivering space representing 87% of the property to the first four tenants: Beth Israel Deaconess Medical Center, Dana-Farber Cancer Institute, Immune Disease Institute and Children's Hospital Boston. In 2009, the Center for Life Science | Boston achieved "Gold" LEED® certification and BioMed leased laboratory and office space to Kowa Company, bringing the percent leased to 91%.
- Continued to grow and enhance the operating platform
  - John Bonanno named Vice President, Development, taking over national responsibility for overseeing development team.
  - Kent Griffin promoted to President and Chief Operating Officer, while continuing to serve as Chief Financial Officer.

Financial Position

Through proactively managing its capital structure, BioMed was successful in raising cost-effective capital and lowering its debt to total assets to less than 42%, the lowest level since September 2006. The company's success in executing on its strategic capital plan positioned the company with more than $500 million of cash on hand and availability under its unsecured credit facility as of year-end.

- Completed two common stock offerings in April and October of 2008, raising net proceeds of approximately $362 million.
- Obtained $245 million secured construction loan to fully fund the completion of 650 East Kendall Street in Cambridge, Massachusetts.
- Repurchased approximately $47 million of exchangeable notes at a nearly 40% discount.

BioMed Realty Trust, Inc.

The Leading Provider of Environmentally Sustainable Real Estate to the Life Science Industry®

Financial Results

- Produced record total revenues of approximately $302 million, representing a 13.5% increase from 2007.
- Maintained operating margins at approximately 72% and lowered G&A expenses to 7.6% of revenues in 2008 from 8.2% in 2007.
- Increased EBITDA to approximately $174 million, representing a 10.8% increase versus 2007.
- Maintained strong liquidity position, with interest coverage and fixed charge coverage ratios of approximately 5.1x and 3.2x, respectively.
- Generated funds from operations (FFO) of approximately $136 million, or $1.82 per diluted share. Excluding the effect of gains on debt repurchases, management retirement costs and losses from interest rate swap ineffectiveness, FFO was $1.86 per diluted share.
- Distributed $1.34 of dividends, representing approximately 74% of FFO.

BioMed Realty Trust, Inc.

The Leading Provider of Environmentally Sustainable Real Estate to the Life Science Industry®

2008 Operating and Financial Highlights

(In thousands, except per share and ratio amounts)

	Year ended 12/31/08	Year ended 12/31/07	Year ended 12/31/06
Selected Operating Data			
Total revenues	$ 301,973	$ 266,109	$ 218,735
EBITDA (1)	173,873	156,888	141,396
Adjusted EBITDA (1)	192,913	176,287	143,006
General and administrative expense	22,834	21,870	18,085
Interest expense	39,612	27,654	40,672
Capitalized interest	41,243	56,699	7,614
Interest incurred including swap payments (2)	85,943	84,353	48,286
Operating margin	71.7%	72.4%	72.1%
General and administrative expense / Total revenues	7.6%	8.2%	8.3%
Net income available to common stockholders	47,934	55,665	35,033
Net income per share - diluted	$ 0.67	$ 0.85	$ 0.62
FFO (3)	136,307	130,348	102,470
FFO per share - diluted (3)	$ 1.82	$ 1.91	$ 1.74
AFFO (3)	119,035	118,667	89,970
AFFO per share - diluted (3)	$ 1.59	$ 1.74	$ 1.52
Coverage Ratios			
Interest coverage	5.1	6.6	3.5
Fixed charge coverage	3.2	3.5	3.1
Dividend per share - common stock	$ 1.34	$ 1.24	$ 1.16
FFO payout ratio	73.6%	64.9%	66.7%
AFFO payout ratio	84.3%	71.3%	76.3%

(1) See definitions and discussion of EBITDA and adjusted EBITDA under "2008 Non-GAAP Financial Measure Definitions." Also see quantitative reconciliation of the differences between adjusted EBITDA, EBITDA and net income available to common stockholders under "2008 Operating and Financial Highlights – Reconciliation of EBITDA."

(2) Includes interest paid on cash flow hedges classified as accumulated other comprehensive income/(loss) in accordance with Emerging Issues Task Force Issue No. 99-09. Excludes ineffectiveness recognized on derivative instruments.

(3) See definitions and discussion of FFO and AFFO under "2008 Non-GAAP Financial Measure Definitions." Also see quantitative reconciliation of the differences between FFO, AFFO and net income available to common stockholders under "2008 Operating and Financial Highlights – FFO and AFFO."



BIOMED REALTY TRUST, INC.

The Leading Provider of Environmentally Sustainable Real Estate to the Life Science Industry®

2008 Non-GAAP Financial Measure Definitions

This document includes certain non-GAAP financial measures that management believes are helpful in understanding our business, as further described below. Our definition and calculation of non-GAAP financial measures may differ from those of other REITs, and therefore, may not be comparable. The non-GAAP measures should not be considered an alternative to net income as an indicator of our performance and should be considered only a supplement to cash flows from operating, investing or financing activities as a measure of liquidity, computed in accordance with GAAP.

Funds from Operations (FFO)

We present funds from operations, or FFO, because we consider it an important supplemental measure of our operating performance and believe it is frequently used by securities analysts, investors and other interested parties in the evaluation of REITs, many of which present FFO when reporting their results. FFO is intended to exclude GAAP historical cost depreciation and amortization of real estate and related assets, which assumes that the value of real estate assets diminishes ratably over time. Historically, however, real estate values have risen or fallen with market conditions. Because FFO excludes depreciation and amortization unique to real estate, gains and losses from property dispositions and extraordinary items, it provides a performance measure that, when compared year over year, reflects the impact to operations from trends in occupancy rates, rental rates, operating costs, development activities and interest costs, providing perspective not immediately apparent from net income. We compute FFO in accordance with standards established by the Board of Governors of the National Association of Real Estate Investment Trusts, or NAREIT, in its March 1995 White Paper (as amended in November 1999 and April 2002). As defined by NAREIT, FFO represents net income (computed in accordance with GAAP), excluding gains (or losses) from sales of property, plus real estate related depreciation and amortization (excluding amortization of loan origination costs) and after adjustments for unconsolidated partnerships and joint ventures. Our computation may differ from the methodology for calculating FFO utilized by other equity REITs and, accordingly, may not be comparable to such other REITs. Further, FFO does not represent amounts available for management's discretionary use because of needed capital replacement or expansion, debt service obligations, or other commitments and uncertainties. FFO should not be considered as an alternative to net income (loss) (computed in accordance with GAAP) as an indicator of our financial performance or to cash flow from operating activities (computed in accordance with GAAP) as an indicator of our liquidity, nor is it indicative of funds available to fund our cash needs, including our ability to pay dividends or make distributions.

Adjusted Funds from Operations (AFFO)

We present adjusted funds from operations, or AFFO, as a supplemental operating measure because, when compared year over year, it assesses our ability to fund dividend and distribution requirements from our operating activities. We also believe that, as a widely recognized measure of the operations of REITs, AFFO will be used by investors as a basis to assess our ability to fund dividend payments in comparison to other REITs. We calculate AFFO by adding to FFO: (a) amounts received pursuant to master lease agreements on certain properties, which are not included in rental income for GAAP purposes, and (b) non-cash operating revenues and expenses. Other equity REITs may not calculate AFFO in a consistent manner. Accordingly, our AFFO may not be comparable to other equity REITs' AFFO. AFFO should be considered only as a supplement to net income computed in accordance with GAAP as a measure of our operations.

Earnings before Interest, Taxes, Depreciation and Amortization (EBITDA) and Adjusted EBITDA

EBITDA is defined as earnings before interest, taxes, depreciation and amortization. We calculate adjusted EBITDA by adding to EBITDA: (a) minority interests in our operating partnership and (b) dividends payable on our series A preferred stock. Management uses EBITDA and adjusted EBITDA as indicators of our ability to incur and service debt. In addition, we consider EBITDA and adjusted EBITDA to be appropriate supplemental measures of our performance because they eliminate depreciation and interest, which permits investors to view income from operations without the impact of non-cash depreciation or the cost of debt. However, because EBITDA and adjusted EBITDA are calculated before recurring cash charges including interest expense and taxes, and are not adjusted for capital expenditures or other recurring cash requirements of our business, their utility is limited.

Coverage Ratios

We present interest and fixed charge ratios as supplemental liquidity measures. Management uses these ratios as indicators of our financial flexibility to service current interest expense and debt amortization from current cash net operating income. In addition, we believe that these coverage ratios represent common metrics used by securities analysts, investors and other interested parties to evaluate our ability to service fixed cash payments. However, because these ratios are derived from adjusted EBITDA, their utility is limited by the same factors that limit the usefulness of adjusted EBITDA as a liquidity measure.

BioMed Realty Trust, Inc.

The Leading Provider of Environmentally Sustainable Real Estate to the Life Science Industry®

2008 Operating and Financial Highlights

FFO(1) AND AFFO(1)

(In thousands, except per share and ratio amounts)

	Year ended 12/31/08	Year ended 12/31/07	Year ended 12/31/06
Reconciliation of net income to funds from operations (FFO):			
Net income available to common stockholders	$ 47,934	$ 55,665	$ 35,033
Adjustments:			
Minority interests in operating partnership	2,086	2,486	1,747
Gain on sale of real estate assets	—	(1,087)	—
Depreciation & amortization - unconsolidated partnerships	2,100	1,139	80
Depreciation & amortization - consolidated entities - discontinued operations	—	228	550
Depreciation & amortization - consolidated entities - continuing operations	84,227	72,202	65,060
Depreciation & amortization - allocable to minority interest of consolidated joint ventures	(40)	(285)	—
FFO	$ 136,307	$ 130,348	$ 102,470
FFO per share - diluted	**$ 1.82**	**$ 1.91**	**$ 1.74**
Dividends and distributions declared per common share	$ 1.34	$ 1.24	$ 1.16
FFO payout ratio (2)	73.6%	64.9%	66.7%
Reconciliation of FFO to adjusted funds from operations (AFFO):			
FFO	$ 136,307	$ 130,348	$ 102,470
Adjustments:			
Master lease receipts (3)	103	928	727
Second generation capital expenditures	(3,308)	(1,518)	(3,020)
Gain on extinguishment of debt	(17,066)	—	—
Loss on derivative instruments	18,167	—	—
Ineffectiveness recognized on derivative instruments	1,781	—	—
Amortization of deferred loan costs	5,777	4,200	2,287
Amortization of fair-value of debt acquired	(2,065)	(1,720)	(2,457)
Non-cash equity compensation	6,106	6,229	4,018
Straight line rents	(21,759)	(16,392)	(11,715)
Fair-value lease revenue	(5,008)	(3,408)	(2,340)
AFFO	$ 119,035	$ 118,667	$ 89,970
AFFO per share - diluted	**$ 1.59**	**$ 1.74**	**$ 1.52**
Dividends and distributions declared per common share	$ 1.34	$ 1.24	$ 1.16
AFFO payout ratio (4)	84.3%	71.3%	76.3%

(1) See definitions and discussion of FFO and AFFO under "2008 Non-GAAP Financial Measure Definitions."
(2) Calculated as dividends and distributions declared per common share divided by FFO per share - diluted.
(3) Revenues earned and received per the terms of master lease agreements that for GAAP purposes are not included in rental revenues, but as a reduction to assets.
(4) Calculated as dividends and distributions declared per common share divided by AFFO per share - diluted.



2008 Operating and Financial Highlights

RECONCILIATION OF EBITDA(1)

(In thousands)

	Year ended		
	12/31/08	12/31/07	12/31/06
Reconciliation of net income available to common stockholders to earnings before interest, taxes, depreciation and amortization (EBITDA):			
Net income available to common stockholders	$ 47,934	$ 55,665	$ 35,033
Interest expense	39,612	27,654	40,672
Depreciation & amortization - consolidated entities - continuing operations	84,227	72,202	65,063
Depreciation & amortization - consolidated entities - discontinued operations	—	228	548
Depreciation & amortization - unconsolidated partnerships	2,100	1,139	80
EBITDA	173,873	156,888	141,396
Minority interests	2,077	2,531	1,610
Preferred dividends	16,963	16,868	—
Adjusted EBITDA	$ 192,913	$ 176,287	$ 143,006

(1) See definitions and discussion of EBITDA and adjusted EBITDA under "2008 Non-GAAP Financial Measure Definitions."

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-K

ANNUAL REPORT
PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

Commission file number: 1-32261

BIOMED REALTY TRUST, INC.

(Exact name of registrant as specified in its charter)

Maryland	**20-1142292**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*
17190 Bernardo Center Drive San Diego, California	**92128**
(Address of Principal Executive Offices)	*(Zip Code)*

(858) 485-9840

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, $0.01 Par Value	New York Stock Exchange
7.375% Series A Cumulative Redeemable Preferred Stock, $0.01 Par Value	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act of 1933. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☑

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

The aggregate market value of the 71,411,694 shares of common stock held by non-affiliates of the registrant was $1,751,728,854 based upon the last reported sale price of $24.53 per share on the New York Stock Exchange on June 30, 2008, the last business day of its most recently completed second quarter.

The number of outstanding shares of the registrant's common stock, par value $0.01 per share, as of February 11, 2009 was 81,110,421.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's Proxy Statement with respect to its May 27, 2009 Annual Meeting of Stockholders to be filed not later than 120 days after the end of the registrant's fiscal year are incorporated by reference into Part III hereof.

(This page intentionally left blank)

BIOMED REALTY TRUST, INC.

FORM 10-K — ANNUAL REPORT
FOR THE YEAR ENDED DECEMBER 31, 2008

TABLE OF CONTENTS

PART I

Item 1. *Business*

Forward-Looking Statements

We make statements in this report that are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (set forth in Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act). In particular, statements pertaining to our capital resources, portfolio performance and results of operations contain forward-looking statements. Likewise, our statements regarding anticipated growth in our funds from operations and anticipated market conditions, demographics and results of operations are forward-looking statements. Forward-looking statements involve numerous risks and uncertainties, and you should not rely on them as predictions of future events. Forward-looking statements depend on assumptions, data or methods which may be incorrect or imprecise, and we may not be able to realize them. We do not guarantee that the transactions and events described will happen as described (or that they will happen at all). You can identify forward-looking statements by the use of forward-looking terminology such as "believes," "expects," "may," "will," "should," "seeks," "approximately," "intends," "plans," "estimates" or "anticipates" or the negative of these words and phrases or similar words or phrases. You can also identify forward-looking statements by discussions of strategy, plans or intentions. The following factors, among others, could cause actual results and future events to differ materially from those set forth or contemplated in the forward-looking statements:

- adverse economic or real estate developments in the life science industry or in our target markets, including the ability of our tenants to obtain funding to run their businesses,
- our failure to obtain necessary outside financing on favorable terms or at all, including the continued availability of our unsecured line of credit,
- general economic conditions, including downturns in the national and local economies,
- volatility in financial and securities markets,
- defaults on or non-renewal of leases by tenants,
- our ability to compete effectively,
- increased interest rates and operating costs,
- our ability to successfully complete real estate acquisitions, developments and dispositions,
- risks and uncertainties affecting property development and construction,
- our failure to successfully operate acquired properties and operations,
- our failure to maintain our status as a real estate investment trust, or REIT,
- government approvals, actions and initiatives, including the need for compliance with environmental requirements, and
- changes in real estate, zoning and other laws and increases in real property tax rates.

While forward-looking statements reflect our good faith beliefs, they are not guarantees of future performance. We disclaim any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. For a further discussion of these and other factors that could impact our future results, performance or transactions, see the section below entitled "Item 1A. Risk Factors."

General

As used herein, the terms "we", "us", "our" or the "Company" refer to BioMed Realty Trust, Inc., a Maryland corporation, and any of our subsidiaries, including BioMed Realty, L.P., a Maryland limited partnership (our "Operating Partnership"), and 201 Industrial Road, L.P., our predecessor. We are a REIT focused on acquiring, developing, owning, leasing and managing laboratory and office space for the life science industry. Our tenants primarily include biotechnology and pharmaceutical companies, scientific research institutions, government agencies and other entities involved in the life science industry. Our properties are generally located in markets with well established reputations as centers for scientific research, including Boston, San Diego, San Francisco, Seattle, Maryland, Pennsylvania and New York/New Jersey.

We were incorporated in Maryland on April 30, 2004 and commenced operations on August 11, 2004, after completing our initial public offering. As of December 31, 2008, our portfolio consisted of 69 properties, representing 112 buildings with an aggregate of approximately 10.4 million rentable square feet, including 1.4 million square feet of development in progress. We also owned undeveloped land parcels adjacent to existing properties that we estimate can support up to 1.4 million rentable square feet of laboratory and office space.

Our senior management team has significant experience in the real estate industry, principally focusing on properties designed for life science tenants. We operate as a fully integrated, self-administered and self-managed REIT, providing property management, leasing, development and administrative services to our properties. As of February 12, 2009, we had 126 employees.

Our principal offices are located at 17190 Bernardo Center Drive, San Diego, California 92128. Our telephone number at that location is (858) 485-9840. Our website is located at www.biomedrealty.com. We make available through our website our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to such reports filed or furnished pursuant to Sections 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission. You can also access on our website our Code of Business Conduct and Ethics, Corporate Governance Guidelines, Audit Committee Charter, Compensation Committee Charter, and Nominating and Corporate Governance Committee Charter.

2008 Highlights

Leasing

During 2008, we executed 46 leasing transactions representing approximately 848,000 square feet, including 28 new leases totaling approximately 527,000 square feet and 18 leases amended to extend their terms, totaling approximately 321,000 square feet.

On April 14, 2008, we signed a new lease with Revance Therapeutics, Inc. for approximately 90,000 square feet at the Pacific Research Center in Newark, California.

On April 29, 2008, we signed a new ten-year lease with DayStar Technologies, Inc. for approximately 144,000 square feet of office and manufacturing space at our Pacific Research Center in Newark, California.

On September 30, 2008, we amended an existing lease with Regeneron Pharmaceuticals, Inc. for approximately 91,000 square feet at our Landmark at Eastview property in New York. Under the amended lease, which expires in 2024, Regeneron expanded their total long-term commitment at our Landmark at Eastview property to over 348,000 square feet.

On October 22, 2008, we signed a new lease with a wholly owned subsidiary of Novo Nordisk A/S for approximately 36,900 square feet of office and laboratory space at our 530 Fairview Avenue property in Seattle.

On November 17, 2008, we amended an existing lease with Children's Hospital Corporation, under which Children's Hospital Corporation agreed to take 49,286 additional square feet, bringing their total occupancy at our Center for Life Science | Boston property to 150,215 square feet.

Development

During 2008, we substantially completed core and shell construction of approximately 1.2 million rentable square feet of laboratory and office space, which was 81.1% leased or pre-leased at December 31, 2008, at the following properties:

Property	Rentable Square Feet	Percent In-Service	Percent Leased
Center for Life Science | Boston	704,159	87.1%	87.1%
530 Fairview Avenue	96,188	27.5%	65.9%
Landmark at Eastview II	360,520	—	69.2%
9865 Towne Centre Drive	83,866	100.0%	100.0%
Total/Weighted-Average	1,244,733	58.1%	81.1%

Financings

On February 13, 2008, a wholly owned subsidiary of one of our joint ventures with Prudential Real Estate Investors, or PREI, entered into a secured construction loan facility with Wachovia Bank, National Association and certain other lenders to provide borrowings of up to approximately $245.0 million in connection with the construction of 650 East Kendall Street (Kendall B), a life sciences building located in Cambridge, Massachusetts. Proceeds from the secured construction loan were used in part to repay a portion of the secured acquisition and interim loan facility held by the PREI joint ventures and is also being used to fund the balance of the cost to complete construction of the project. In addition, on February 19, 2008, the PREI joint ventures extended the term of their secured acquisition and interim loan facility by one year to April 3, 2009, with no additional changes to the pricing or terms of the facility. A portion of the secured acquisition and interim loan facility was refinanced on February 11, 2009, with a new maturity date of February 10, 2011 (the maturity date may be further extended to February 10, 2012 after satisfying certain conditions and paying an extension fee).

On April 22, 2008, we completed the issuance of 6,129,000 shares of common stock, including the exercise of an over-allotment option of 429,000 shares, resulting in net proceeds of approximately $149.6 million.

On October 6, 2008, we completed the issuance of 8,625,000 shares of common stock, including the exercise of an over-allotment option of 1,125,000 shares, resulting in net proceeds of approximately $212.4 million.

In November 2008, we completed the repurchase of approximately $46.8 million face value of our exchangeable senior notes for approximately $28.8 million.

Acquisitions and Dispositions

On January 28, 2008, we completed the purchase of our 500 Fairview Avenue property, an approximately 22,000 square foot building in Seattle, Washington for approximately $4.0 million. The property is currently fully leased, and we intend to redevelop it for life science use.

On June 2, 2008, we completed the purchase of the remaining 30% interest in the limited liability company that owns our Waples Street property in San Diego for approximately $1.8 million.

On October 3, 2008, we sold a portion of the parking spaces at our Center for Life Science | Boston garage for approximately $28.8 million pursuant to an agreement we assumed in connection with the acquisition of the property in November 2006.

On October 14, 2008, we completed the purchase of the remaining 30% interest in the limited liability company that owns our 530 Fairview Avenue property in Seattle for approximately $2.6 million.

Senior Management

On April 14, 2008, we hired John Bonanno as Vice President, Development.

On December 15, 2008, we promoted Kent Griffin to the position of President and Chief Operating Officer. Mr. Griffin has served and continues to serve as our Chief Financial Officer since March 2006. We also promoted Jonathan P. Klassen to the position of Vice President, Legal and Secretary, and Kevin M. Simonsen to the position of Vice President, Real Estate Counsel.

Dividends

During 2008, we declared aggregate dividends on our common stock of $1.34 per common share and aggregate dividends on our preferred stock of $1.84376 per preferred share.

Growth Strategy

Our success and future growth potential are based upon the specialized real estate opportunities within the life science industry. Our growth strategy is designed to meet the sizable demand and specialized requirements of life science tenants by leveraging the knowledge and expertise of a management team focused on serving this large and growing industry.

Our internal growth strategy includes:

- negotiating leases with contractual rental rate increases in order to provide predictable and consistent earnings growth,
- creating strong relationships with our tenants to enable us to identify and capitalize on opportunities to renew or extend existing leases or to provide expansion space,
- redeveloping currently owned non-laboratory space into higher yielding laboratory facilities, and
- developing new laboratory and office space on land we have acquired for development.

Our external growth strategy includes:

- acquiring well-located properties leased to high-quality life science tenants with attractive in-place yields and long-term growth potential,
- investing in properties with leasing opportunities, capitalizing on our industry relationships to enter into new leases, and
- investing in redevelopment and development projects, capitalizing on our development platform that we believe will serve as an additional catalyst for future growth.

Target Markets

Our target markets — Boston, San Diego, San Francisco, Seattle, Maryland, Pennsylvania, New York/New Jersey and research parks near or adjacent to universities — have emerged as the primary hubs for research, development and production in the life science industry. Each of these markets benefits from the presence of mature life science companies, which provide scale and stability to the market, as well as academic and university environments and government entities to contribute innovation, research, personnel and capital to the private sector. In addition, the clustered research environments within these target markets typically provide a high quality of life for the research professionals and a fertile ground for new life science ideas and ventures.

Positive Life Science Industry Trends

We expect continued long-term growth in the life science industry due to several factors:

- the aging of the U.S. population resulting from the transition of baby boomers to senior citizens, which has increased the demand for new drugs and health care treatment alternatives to extend, improve and enhance their quality of life,
- the high level of research and development expenditures, as represented by a Pharmaceutical Research and Manufacturers of America (PhRMA) survey indicating that research and development spending by its

members climbed to a record $44.5 billion in 2007 from $43.4 billion in the prior year, and when combined with non-member companies, totaled a record $58.8 billion in 2007, and

- escalating health care costs, which drive the demand for better drugs, less expensive treatments and more services in an attempt to manage such costs.

We are uniquely positioned to benefit from these favorable long-term dynamics through the demand for space for research, development and production by our life science industry tenants.

Experienced Management

We have created and continue to develop a premier life science real estate-oriented management team, dedicated to maximizing current and long-term returns for our stockholders. Our executive officers have acquired, developed, financed, owned, leased or managed in excess of $4.3 billion in life science real estate. Through this experience, our management team has established extensive industry relationships among life science tenants, property owners and real estate brokers. In addition, our experienced independent board members provide management with a broad range of knowledge in real estate, the sciences, life science company operations, and large public company finance and management.

Regulation

General

Our properties are subject to various laws, ordinances and regulations, including regulations relating to common areas. We believe that we have the necessary permits and approvals to operate each of our properties.

Americans with Disabilities Act

Our properties must comply with Title III of the Americans with Disabilities Act, or ADA, to the extent that such properties are "public accommodations" as defined by the ADA. The ADA may require removal of structural barriers to access by persons with disabilities in certain public areas of our properties where such removal is readily achievable. We believe that our properties are in substantial compliance with the ADA and that we will not be required to make substantial capital expenditures to address the requirements of the ADA. The tenants are generally responsible for any additional amounts required to conform their construction projects to the ADA. However, noncompliance with the ADA could result in imposition of fines or an award of damages to private litigants. The obligation to make readily achievable accommodations is an ongoing one, and we will continue to assess our properties and to make alterations as appropriate in this respect.

Environmental Matters

Under various federal, state and local environmental laws and regulations, a current or previous owner, operator or tenant of real estate may be required to investigate and remediate releases or threats of releases of hazardous or toxic substances or petroleum products at such property, and may be held liable for property damage, personal injury damages and investigation, clean-up and monitoring costs incurred in connection with the actual or threatened contamination. Such laws typically impose clean-up responsibility and liability without regard to fault, or whether the owner, operator or tenant knew of or caused the presence of the contamination. The liability under such laws may be joint and several for the full amount of the investigation, clean-up and monitoring costs incurred or to be incurred or actions to be undertaken, although a party held jointly and severally liable may obtain contributions from the other identified, solvent, responsible parties of their fair share toward these costs. These costs may be substantial, and can exceed the value of the property. The presence of contamination, or the failure to properly remediate contamination, on a property may adversely affect the ability of the owner, operator or tenant to sell or rent that property or to borrow using such property as collateral, and may adversely impact our investment in that property.

Federal asbestos regulations and certain state laws and regulations require building owners and those exercising control over a building's management to identify and warn, via signs, labels or other notices, of potential hazards posed by the actual or potential presence of asbestos-containing materials, or ACMs, in their building. The regulations also set forth employee training, record-keeping and due diligence requirements pertaining to ACMs and potential ACMs. Significant fines can be assessed for violating these regulations. Building owners and those exercising control over a building's management may be subject to an increased risk of personal injury lawsuits by workers and others exposed to ACMs and potential ACMs as a result of these regulations. The regulations may affect the value of a building containing ACMs and potential ACMs in which we have invested. Federal, state and local laws and regulations also govern the removal, encapsulation, disturbance, handling and/or disposal of ACMs and potential ACMs when such materials are in poor condition or in the event of construction, remodeling, renovation or demolition of a building. Such laws may impose liability for improper handling or a release to the environment of ACMs and potential ACMs and may provide for fines to, and for third parties to seek recovery from, owners or operators of real properties for personal injury or improper work exposure associated with ACMs and potential ACMs. See "Risk Factors — Risks Related to the Real Estate Industry — We could incur significant costs related to governmental regulation and private litigation over environmental matters involving asbestos-containing materials, which could adversely affect our operations, the value of our properties, and our ability to make distributions to our stockholders" under Item 1A. below.

Federal, state and local environmental laws and regulations also require removing or upgrading certain underground storage tanks and regulate the discharge of storm water, wastewater and other pollutants; the emission of air pollutants; the generation, management and disposal of hazardous or toxic chemicals, substances or wastes; and workplace health and safety. Life science industry tenants, including certain of our tenants, engage in various research and development activities involving the controlled use of hazardous materials, chemicals, biological and radioactive compounds. Although we believe that the tenants' activities involving such materials comply in all material respects with applicable laws and regulations, the risk of contamination or injury from these materials cannot be completely eliminated. In the event of such contamination or injury, we could be held liable for any damages that result, and any such liability could exceed our resources and our environmental remediation insurance coverage. Licensing requirements governing use of radioactive materials by tenants may also restrict the use of or ability to transfer space in buildings we own. See "Risk Factors — Risks Related to the Real Estate Industry — We could incur significant costs related to government regulation and private litigation over environmental matters involving the presence, discharge or threat of discharge of hazardous or toxic substances, which could adversely affect our operations, the value of our properties, and our ability to make distributions to our stockholders" under Item 1A. below.

In addition, our leases generally provide that (1) the tenant is responsible for all environmental liabilities relating to the tenant's operations, (2) we are indemnified for such liabilities and (3) the tenant must comply with all environmental laws and regulations. Such a contractual arrangement, however, does not eliminate our statutory liability or preclude claims against us by governmental authorities or persons who are not parties to such an arrangement. Noncompliance with environmental or health and safety requirements may also result in the need to cease or alter operations at a property, which could affect the financial health of a tenant and its ability to make lease payments. In addition, if there is a violation of such a requirement in connection with a tenant's operations, it is possible that we, as the owner of the property, could be held accountable by governmental authorities (or other injured parties) for such violation and could be required to correct the violation and pay related fines. In certain situations, we have agreed to indemnify tenants for conditions preceding their lease term, or that do not result from their operations.

Prior to closing any property acquisition, we obtain environmental assessments in a manner we believe prudent in order to attempt to identify potential environmental concerns at such properties. These assessments are carried out in accordance with an appropriate level of due diligence and generally include a physical site inspection, a review of relevant federal, state and local environmental and health agency database records, one or more interviews with appropriate site-related personnel, review of the property's chain of title and review of historic aerial photographs and other information on past uses of the property. We may also conduct limited subsurface investigations and test for substances of concern where the results of the first phase of the environmental assessments or other information indicate possible contamination or where our consultants recommend such procedures.

While we may purchase our properties on an "as is" basis, most of our purchase contracts contain an environmental contingency clause, which permits us to reject a property because of any environmental hazard at such property. We receive environmental reports on all prospective properties.

We believe that our properties comply in all material respects with all federal and state regulations regarding hazardous or toxic substances and other environmental matters.

Insurance

We carry comprehensive general liability, fire and extended coverage, terrorism and loss of rental income insurance covering all of our properties under a blanket portfolio policy, with the exception of property insurance on our McKellar Court and Science Center Drive properties in San Diego and 9911 Belward Campus Drive and Shady Grove Road properties in Maryland, which is carried directly by the tenants in accordance with the terms of their respective leases, and builders' risk policies for any projects under construction. In addition, we carry workers' compensation coverage for injury to our employees. We believe the policy specifications and insured limits are adequate given the relative risk of loss, cost of the coverage and standard industry practice. We also carry environmental remediation insurance for our properties. This insurance, subject to certain exclusions and deductibles, covers the cost to remediate environmental damage caused by unintentional future spills or the historic presence of previously undiscovered hazardous substances, as well as third-party bodily injury and property damage claims related to the release of hazardous substances. We intend to carry similar insurance with respect to future acquisitions as appropriate. A substantial portion of our properties are located in areas subject to earthquake loss, such as San Diego and San Francisco, California and Seattle, Washington. Although we presently carry earthquake insurance on our properties, the amount of earthquake insurance coverage we carry may not be sufficient to fully cover losses from earthquakes. In addition, we may discontinue earthquake, terrorism or other insurance, or may elect not to procure such insurance, on some or all of our properties in the future if the cost of the premiums for any of these policies exceeds, in our judgment, the value of the coverage discounted for the risk of loss. See "Risk Factors — Risks Related to the Real Estate Industry — Uninsured and underinsured losses could adversely affect our operating results and our ability to make distributions to our stockholders" under Item 1A. below.

Competition

We face competition from various entities for investment opportunities in properties for life science tenants, including other REITs, such as health care REITs and suburban office property REITs, pension funds, insurance companies, investment funds and companies, partnerships, and developers. Because properties designed for life science tenants typically contain improvements that are specific to tenants operating in the life science industry, we believe that we will be able to maximize returns on investments as a result of:

- our expertise in understanding the real estate needs of life science industry tenants,
- our ability to identify, acquire and develop properties with generic laboratory infrastructure that appeal to a wide range of life science industry tenants, and
- our expertise in identifying and evaluating life science industry tenants.

However, some of our competitors have greater financial resources than we do and may be able to accept more risks, including risks with respect to the creditworthiness of a tenant or the geographic proximity of its investments. In the future, competition from these entities may reduce the number of suitable investment opportunities offered to us or increase the bargaining power of property owners seeking to sell. Further, as a result of their greater resources, those entities may have more flexibility than we do in their ability to offer rental concessions to attract tenants. These concessions could put pressure on our ability to maintain or raise rents and could adversely affect our ability to attract or retain tenants. Additionally, our ability to compete depends upon, among other factors, trends of the national and local economies, investment alternatives, financial condition and operating results of current and prospective tenants, availability and cost of capital, construction and renovation costs, taxes, governmental regulations, legislation and population trends.

Foreign Operations

We do not engage in any foreign operations or derive any revenue from foreign sources.

Item 1A. ***Risk Factors***

For purposes of this section, the term "stockholders" means the holders of shares of our common stock and our preferred stock.

Risks Related to Our Properties, Our Business and Our Growth Strategy

Because we lease our properties to a limited number of tenants, and to the extent we depend on a limited number of tenants in the future, the inability of any single tenant to make its lease payments could adversely affect our business and our ability to make distributions to our stockholders.

As of December 31, 2008, we had 124 tenants in 69 total properties. Two of our tenants, Human Genome Sciences and Vertex Pharmaceuticals, represented 15.0% and 10.5%, respectively, of our annualized base rent as of December 31, 2008, and 11.9% and 8.9%, respectively, of our total leased rentable square footage. While we evaluate the creditworthiness of our tenants by reviewing available financial and other pertinent information, there can be no assurance that any tenant will be able to make timely rental payments or avoid defaulting under its lease. If a tenant defaults, we may experience delays in enforcing our rights as landlord and may incur substantial costs in protecting our investment.

In addition, certain of our life science tenants are development stage companies, which have a history of recurring losses from operations as they have devoted substantially all of their efforts to developing and completing clinical trials for various drug candidates. The development and approval process for these drug candidates is uncertain and lengthy, and often requires significant external access to capital. The sources of this capital have historically included the capital markets; funding through private and public agencies; and partnering, licensing and other arrangements with larger pharmaceutical, healthcare and biotechnology companies. The current economic environment has significantly impacted the ability of these companies to access the capital markets, including both equity financing through public offerings and debt financing. The pace of venture capital funding has also declined from previous levels, further restricting access to capital for these companies. In addition, state and federal government budgets have been negatively impacted by the current economic environment and, as a result certain programs, including grants related to biotechnology research and development, may be at risk of being eliminated or cut back significantly. Furthermore, partnering opportunities with more established companies, as well as governmental agency and university grants, have become more limited in the current economic environment. If funding sources for these companies remain significantly constrained, these companies may be forced to curtail or suspend their operations, and may default on their obligations to third parties, including their obligations to pay rent.

Our revenue and cash flow, and consequently our ability to make cash distributions to our stockholders, could be materially adversely affected if any of our significant tenants were to become bankrupt or insolvent, suffer a downturn in their business, curtail or suspend their operations, or fail to renew their leases at all or renew on terms less favorable to us than their current terms.

Tenants in the life science industry face high levels of regulation, expense and uncertainty that may adversely affect their ability to pay us rent and consequently adversely affect our business.

Life science entities comprise the vast majority of our tenant base. Because of our dependence on a single industry, adverse conditions affecting that industry will more adversely affect our business, and thus our ability to make distributions to our stockholders, than if our business strategy included a more diverse tenant base. Life science industry tenants, particularly those involved in developing and marketing drugs and drug delivery technologies, fail from time to time as a result of various factors. Many of these factors are particular to the life science industry. For example:

- As discussed above, our tenants require significant outlays of funds for the research and development and clinical testing of their products and technologies. If private investors, the government, public markets or other sources of funding are unavailable to support such development, a tenant's business may fail.

- The research and development, clinical testing, manufacture and marketing of some of our tenants' products require federal, state and foreign regulatory approvals. The approval process is typically long, expensive and uncertain. Even if our tenants have sufficient funds to seek approvals, one or all of their products may fail to obtain the required regulatory approvals on a timely basis or at all. Furthermore, our tenants may only have a small number of products under development. If one product fails to receive the required approvals at any stage of development, it could significantly adversely affect our tenant's entire business and its ability to pay rent.
- Our tenants with marketable products may be adversely affected by health care reform efforts and the reimbursement policies of government or private health care payers.
- Our tenants may be unable to adequately protect their intellectual property under patent, copyright or trade secret laws. Failure to do so could jeopardize their ability to profit from their efforts and to protect their products from competition.
- Collaborative relationships with other life science entities may be crucial to the development, manufacturing, distribution or marketing of our tenants' products. If these other entities fail to fulfill their obligations under these collaborative arrangements, our tenants' businesses will suffer.

We cannot assure you that our tenants in the life science industry will be successful in their businesses. If our tenants' businesses are adversely affected, they may have difficulty paying us rent.

The bankruptcy of a tenant may adversely affect the income produced by and the value of our properties.

The bankruptcy or insolvency of a tenant may adversely affect the income produced by our properties. If any tenant becomes a debtor in a case under the Bankruptcy Code, we cannot evict the tenant solely because of the bankruptcy. The bankruptcy court also might authorize the tenant to reject and terminate its lease with us, which would generally result in any unpaid, pre-bankruptcy rent being treated as an unsecured claim. In addition, our claim against the tenant for unpaid, future rent would be subject to a statutory cap equal to the greater of (1) one year of rent or (2) 15% of the remaining rent on the lease (not to exceed three years of rent). This cap might be substantially less than the remaining rent actually owed under the lease. Additionally, a bankruptcy court may require us to turn over to the estate all or a portion of any deposits, amounts in escrow, or prepaid rents. Our claim for unpaid, pre-bankruptcy rent, our lease termination damages and claims relating to damages for which we hold deposits or other amounts that we were forced to repay would likely not be paid in full.

We may be unable to acquire, develop or operate new properties successfully, which could harm our financial condition and ability to pay distributions to our stockholders.

We continue to evaluate the market for available properties and may acquire office, laboratory and other properties when opportunities exist. We also may develop or substantially renovate office and other properties. Acquisition, development and renovation activities are subject to significant risks, including:

- we may be unable to obtain financing on favorable terms (or at all), including continued access to our unsecured line of credit,
- changing market conditions, including competition from others, may diminish our opportunities for acquiring a desired property on favorable terms or at all. Even if we enter into agreements for the acquisition of properties, these agreements are subject to customary conditions to closing, including completion of due diligence investigations to our satisfaction,
- we may spend more time or money than we budget to improve or renovate acquired properties or to develop new properties,
- we may be unable to quickly and efficiently integrate new properties, particularly if we acquire portfolios of properties, into our existing operations,
- we may fail to obtain the financial results expected from the properties we acquire or develop, making them unprofitable or less profitable than we had expected,

- market and economic conditions may result in higher than expected vacancy rates and lower than expected rental rates,
- we may fail to retain tenants that have pre-leased our properties under development if we do not complete the construction of these properties in a timely manner or to the tenants' specifications,
- we have a limited history in conducting ground-up construction activities,
- if we develop properties, we may encounter delays or refusals in obtaining all necessary zoning, land use, building, occupancy and other required governmental permits and authorizations,
- acquired and developed properties may have defects we do not discover through our inspection processes, including latent defects that may not reveal themselves until many years after we put a property in service, and
- we may acquire land, properties or entities owning properties, which are subject to liabilities and for which, in the case of unknown liabilities, we may have limited or no recourse.

As of December 31, 2008, four of the properties we owned or had interests in were under development, constituting approximately 1.4 million square feet, and two additional properties were under redevelopment, constituting approximately 1.5 million square feet. As a result of these projects, we may face increased risk with respect to our development and redevelopment activities.

The realization of any of the above risks could significantly and adversely affect our financial condition, results of operations, cash flow, per share trading price of our securities, ability to satisfy our debt service obligations and ability to pay distributions to our stockholders.

Because particular upgrades are required for life science tenants, improvements to our properties involve greater expenditures than traditional office space, which costs may not be covered by the rents our tenants pay.

The improvements generally required for our properties' infrastructure are more costly than for other property types. Typical infrastructural improvements include the following:

- reinforced concrete floors,
- upgraded roof structures for greater load capacity,
- increased floor-to-ceiling clear heights,
- heavy-duty HVAC systems,
- enhanced environmental control technology,
- significantly upgraded electrical, gas and plumbing infrastructure, and
- laboratory benchwork.

Our tenants generally pay higher rent on our properties than tenants in traditional office space. However, we cannot assure you that our tenants will continue to do so in the future or that the rents paid will cover the additional costs of upgrading the properties.

Because of the unique and specific improvements required for our life science tenants, we may be required to incur substantial renovation costs to make our properties suitable for other life science tenants or other office tenants, which could adversely affect our operating performance.

We acquire or develop properties that include laboratory space and other features that we believe are generally desirable for life science industry tenants. However, different life science industry tenants may require different features in their properties, depending on each tenant's particular focus within the life science industry. If a current tenant is unable to pay rent and vacates a property, we may incur substantial expenditures to modify the property before we are able to re-lease the space to another life science industry tenant. This could hurt our operating performance and the value of your investment. Also, if the property needs to be renovated to accommodate multiple tenants, we may incur substantial expenditures before we are able to re-lease the space.

Additionally, our properties may not be suitable for lease to traditional office tenants without significant expenditures or renovations. Accordingly, any downturn in the life science industry may have a substantial negative impact on our properties' values.

Our success depends on key personnel with extensive experience dealing with the real estate needs of life science tenants, and the loss of these key personnel could threaten our ability to operate our business successfully.

Our future success depends, to a significant extent, on the continued services of our management team. In particular, we depend on the efforts of Alan D. Gold, our Chairman and Chief Executive Officer, Mr. Griffin, our President, Chief Operating Officer and Chief Financial Officer, Gary A. Kreitzer, our Executive Vice President and General Counsel, and Matthew G. McDevitt, our Executive Vice President, Acquisitions and Leasing. Among the reasons that Messrs. Gold, Griffin, Kreitzer and McDevitt are important to our success are that they have extensive real estate and finance experience, and strong reputations within the life science industry. Our management team has developed informal relationships through past business dealings with numerous members of the scientific community, life science investors, current and prospective life science industry tenants, and real estate brokers. We expect that their reputations will continue to attract business and investment opportunities before the active marketing of properties and will assist us in negotiations with lenders, existing and potential tenants, and industry personnel. If we lost their services, our relationships with such lenders, existing and prospective tenants, and industry personnel could suffer. We have entered into employment agreements with each of Messrs. Gold, Griffin, Kreitzer and McDevitt, but we cannot guarantee that they will not terminate their employment prior to the end of the term.

We face risks associated with property acquisitions.

In addition to the 13 properties we acquired in connection with our initial public offering in August 2004, as of December 31, 2008, we had acquired or had acquired an interest in an additional 56 properties (net of property dispositions). We continue to evaluate the market of available properties and may acquire properties when strategic opportunities exist. We may not be able to quickly and efficiently integrate any properties that we acquire into our organization and manage and lease the new properties in a way that allows us to realize the financial returns that we expect. In addition, we may incur unanticipated costs to make necessary improvements or renovations to acquired properties. Furthermore, our efforts to integrate new property acquisitions may divert management's attention away from or cause disruptions to the operations at our existing properties. If we fail to successfully operate new acquisitions or integrate them into our portfolio, or if newly acquired properties fail to perform as we expect, our results of operations, financial condition and ability to pay distributions could suffer.

The geographic concentration of our properties in Boston, Maryland and California makes our business particularly vulnerable to adverse conditions affecting these markets.

Eighteen of our properties are located in the Boston area. As of December 31, 2008, these properties represented 40.4% of our annualized base rent and 27.6% of our total rentable square footage. Five of our properties are located in Maryland. As of December 31, 2008, these properties represented 16.7% of our annualized base rent and 11.0% of our total rentable square footage. In addition, 27 of our properties are located in California, with 16 in San Diego and eleven in San Francisco. As of December 31, 2008, these properties represented 22.0% of our annualized base rent and 36.1% of our total rentable square footage. Because of this concentration in three geographic regions, we are particularly vulnerable to adverse conditions affecting Boston, Maryland and California, including general economic conditions, increased competition, a downturn in the local life science industry, real estate conditions, terrorist attacks, earthquakes and wildfires and other natural disasters occurring in these regions. In addition, we cannot assure you that these markets will continue to grow or remain favorable to the life science industry. The performance of the life science industry and the economy in general in these geographic markets may affect occupancy, market rental rates and expenses, and thus may affect our performance and the value of our properties. We are also subject to greater risk of loss from earthquakes or wildfires because of our properties' concentration in California. The close proximity of our eleven properties in San Francisco to a fault line makes them more vulnerable to earthquakes than properties in many other parts of the country. Likewise, the wildfires occurring in the San Diego area, most recently in 2003 and in 2007, may make the 16 properties we own in the San Diego area more vulnerable to fire damage or destruction than properties in many other parts of the country.

Our tax indemnification and debt maintenance obligations require us to make payments if we sell certain properties or repay certain debt, which could limit our operating flexibility.

In our formation transactions, certain of our executive officers, Messrs. Gold, Kreitzer and McDevitt, and certain other individuals contributed six properties to our Operating Partnership. If we were to dispose of these contributed assets in a taxable transaction, Messrs. Gold, Kreitzer and McDevitt and the other contributors of those assets would suffer adverse tax consequences. In connection with these contribution transactions, we agreed to indemnify those contributors against such adverse tax consequences for a period of ten years. This indemnification will help those contributors to preserve their tax positions after their contributions. The tax indemnification provisions were not negotiated in an arm's length transaction but were determined by our management team. We have also agreed to use reasonable best efforts consistent with our fiduciary duties to maintain at least $8.0 million of debt, some of which must be property specific, that the contributors can guarantee in order to defer any taxable gain they may incur if our Operating Partnership repays existing debt. These tax indemnification and debt maintenance obligations may affect the way in which we conduct our business. During the indemnification period, these obligations may impact the timing and circumstances under which we sell the contributed properties or interests in entities holding the properties. For example, these tax indemnification payments could effectively reduce or eliminate any gain we might otherwise realize upon the sale or other disposition of the related properties. Accordingly, even if market conditions might otherwise dictate that it would be desirable to dispose of these properties, the existence of the tax indemnification obligations could result in a decision to retain the properties in our portfolio to avoid having to pay the tax indemnity payments. The existence of the debt maintenance obligations could require us to maintain debt at a higher level than we might otherwise choose. Higher debt levels could adversely affect our ability to make distributions to our stockholders.

While we may seek to enter into tax-efficient joint ventures with third-party investors, we currently have no intention of disposing of these properties or interests in entities holding the properties in transactions that would trigger our tax indemnification obligations. The involuntary condemnation of one or more of these properties during the indemnification period could, however, trigger the tax indemnification obligations described above. The tax indemnity would equal the amount of the federal and state income tax liability the contributor would incur with respect to the gain allocated to the contributor. The calculation of the indemnity payment would not be reduced due to the time value of money or the time remaining within the indemnification period. The terms of the contribution agreements also require us to gross up the tax indemnity payment for the amount of income taxes due as a result of the tax indemnity payment. Messrs. Gold, Kreitzer and McDevitt are potential recipients of these indemnification payments. Because of these potential payments their personal interests may diverge from those of our stockholders.

Future acts of terrorism or war or the risk of war may have a negative impact on our business.

The continued threat of terrorism and the potential for military action and heightened security measures in response to this threat may cause significant disruption to commerce. There can be no assurance that the armed hostilities will not escalate or that these terrorist attacks, or the United States' responses to them, will not lead to further acts of terrorism and civil disturbances, which may further contribute to economic instability. Any armed conflict, civil unrest or additional terrorist activities, and the attendant political instability and societal disruption, may adversely affect our results of operations, financial condition and future growth.

Risks Related to the Real Estate Industry

Our performance and value are subject to risks associated with the ownership and operation of real estate assets and with factors affecting the real estate industry.

Our ability to make expected distributions to our stockholders depends on our ability to generate revenues in excess of expenses, our scheduled principal payments on debt and our capital expenditure requirements. Events and conditions that are beyond our control may decrease our cash available for distribution and the value of our properties. These events include:

- local oversupply, increased competition or reduced demand for life science office and laboratory space,
- inability to collect rent from tenants,
- vacancies or our inability to rent space on favorable terms,
- increased operating costs, including insurance premiums, utilities and real estate taxes,
- the ongoing need for capital improvements, particularly in older structures,
- unanticipated delays in the completion of our development or redevelopment projects,
- costs of complying with changes in governmental regulations, including tax laws,
- the relative illiquidity of real estate investments,
- changing submarket demographics, and
- civil unrest, acts of war and natural disasters, including earthquakes, floods and fires, which may result in uninsured and underinsured losses.

In addition, we could experience a general decline in rents or an increased incidence of defaults under existing leases if any of the following occur:

- the continuation or worsening of the current economic environment,
- future periods of economic slowdown or recession,
- rising interest rates,
- declining demand for real estate, or
- the public perception that any of these events may occur.

Any of these events could adversely affect our financial condition, results of operations, cash flow, per share trading price of our common stock or preferred stock, ability to satisfy our debt service obligations and ability to pay distributions to our stockholders.

Illiquidity of real estate investments may make it difficult for us to sell properties in response to market conditions and could harm our financial condition and ability to make distributions.

Equity real estate investments are relatively illiquid and therefore will tend to limit our ability to vary our portfolio promptly in response to changing economic or other conditions. To the extent the properties are not subject to triple-net leases, some significant expenditures such as real estate taxes and maintenance costs are generally not reduced when circumstances cause a reduction in income from the investment. Should these events occur, our income and funds available for distribution could be adversely affected. If any of the parking leases or licenses associated with our Cambridge portfolio were to expire, or if we were unable to assign these leases to a buyer, it would be more difficult for us to sell these properties and would adversely affect our ability to retain current tenants or attract new tenants at these properties. In addition, as a REIT, we may be subject to a 100% tax on net income derived from the sale of property considered to be held primarily for sale to customers in the ordinary course of our business. We may seek to avoid this tax by complying with certain safe harbor rules that generally limit the number of properties we may sell in a given year, the aggregate expenditures made on such properties prior to their disposition, and how long we retain such properties before disposing of them. However, we can provide no assurance that we will always be able to comply with these safe harbors. If compliance is possible, the safe harbor rules may restrict our ability to sell assets in the future and achieve liquidity that may be necessary to fund distributions.

We may be unable to renew leases, lease vacant space or re-lease space as leases expire, which could adversely affect our business and our ability to pay distributions to our stockholders.

If we cannot renew leases, we may be unable to re-lease our properties at rates equal to or above the current rate. Even if we can renew leases, tenants may be able to negotiate lower rates as a result of market conditions. Market conditions may also hinder our ability to lease vacant space in newly developed or redeveloped properties. In addition, we may enter into or acquire leases for properties that are specially suited to the needs of a particular tenant. Such properties may require renovations, tenant improvements or other concessions in order to lease them to other tenants if the initial leases terminate. Any of these factors could adversely impact our financial condition, results of operations, cash flow, per share trading price of our common stock or preferred stock, our ability to satisfy our debt service obligations and our ability to pay distributions to our stockholders.

Significant competition may decrease or prevent increases in our properties' occupancy and rental rates and may reduce our investment opportunities.

We face competition from various entities for investment opportunities in properties for life science tenants, including other REITs, such as health care REITs and suburban office property REITs, pension funds, insurance companies, investment funds and companies, partnerships, and developers. Many of these entities have substantially greater financial resources than we do and may be able to accept more risk than we can prudently manage, including risks with respect to the creditworthiness of a tenant or the geographic location of its investments. In the future, competition from these entities may reduce the number of suitable investment opportunities offered to us or increase the bargaining power of property owners seeking to sell. Further, as a result of their greater resources, those entities may have more flexibility than we do in their ability to offer rental concessions to attract tenants. This could put pressure on our ability to maintain or raise rents and could adversely affect our ability to attract or retain tenants. As a result, our financial condition, results of operations, cash flow, per share trading price of our common stock or preferred stock, ability to satisfy our debt service obligations and ability to pay distributions to our stockholders may be adversely affected.

Uninsured and underinsured losses could adversely affect our operating results and our ability to make distributions to our stockholders.

We carry comprehensive general liability, fire and extended coverage, terrorism and loss of rental income insurance covering all of our properties under a blanket portfolio policy, with the exception of property insurance on our McKellar Court, Science Center Drive, 9911 Belward Campus Drive and Shady Grove Road locations, which is carried directly by the tenants in accordance with the terms of their respective leases, and builders' risk policies for any projects under construction. In addition, we carry workers' compensation coverage for injury to our employees. We believe the policy specifications and insured limits are adequate given the relative risk of loss, cost of the coverage and standard industry practice. We also carry environmental remediation insurance for our properties. This insurance, subject to certain exclusions and deductibles, covers the cost to remediate environmental damage caused by unintentional future spills or the historic presence of previously undiscovered hazardous substances, as well as third-party bodily injury and property damage claims related to the release of hazardous substances. We intend to carry similar insurance with respect to future acquisitions as appropriate. A substantial portion of our properties are located in areas subject to earthquake loss, such as San Diego and San Francisco, California and Seattle, Washington. Although we presently carry earthquake insurance on our properties, the amount of earthquake insurance coverage we carry may not be sufficient to fully cover losses from earthquakes. In addition, we may discontinue earthquake, terrorism or other insurance, or may elect not to procure such insurance, on some or all of our properties in the future if the cost of the premiums for any of these policies exceeds, in our judgment, the value of the coverage discounted for the risk of loss.

If we experience a loss that is uninsured or that exceeds policy limits, we could lose the capital invested in the damaged properties as well as the anticipated future cash flows from those properties. In addition, if the damaged properties are subject to recourse indebtedness, we would continue to be liable for the indebtedness, even if these properties were irreparably damaged.

While we evaluate the credit ratings of each of our insurance companies at the time we enter into or renew our policies, the financial condition of one or more of these insurance companies could significantly deteriorate to the point that they may be unable to pay future insurance claims. This risk has increased as a result of the current economic environment and ongoing disruptions in the financial markets. The inability of any of these insurance companies to pay future claims under our policies may adversely affect our financial condition and results of operations.

We could incur significant costs related to government regulation and private litigation over environmental matters involving the presence, discharge or threat of discharge of hazardous or toxic substances, which could adversely affect our operations, the value of our properties, and our ability to make distributions to our stockholders.

Our properties may be subject to environmental liabilities. Under various federal, state and local laws, a current or previous owner, operator or tenant of real estate can face liability for environmental contamination created by the presence, discharge or threat of discharge of hazardous or toxic substances. Liabilities can include the cost to investigate, clean up and monitor the actual or threatened contamination and damages caused by the contamination (or threatened contamination). Environmental laws typically impose such liability on the current owner regardless of:

- the owner's knowledge of the contamination,
- the timing of the contamination,
- the cause of the contamination, or
- the party responsible for the contamination.

The liability under such laws may be strict, joint and several, meaning that we may be liable regardless of whether we knew of, or were responsible for, the presence of the contaminants, and the government entity or private party may seek recovery of the entire amount from us even if there are other responsible parties. Liabilities associated with environmental conditions may be significant and can sometimes exceed the value of the affected property. The presence of hazardous substances on a property may adversely affect our ability to sell or rent that property or to borrow using that property as collateral.

Some of our properties have had contamination in the past that required cleanup. In most cases, we believe the contamination has been effectively remediated, and that any remaining contamination either does not require remediation or that the costs associated with such remediation will not be material to us. However, we cannot guarantee that additional contamination will not be discovered in the future or any identified contamination will not continue to pose a threat to the environment or that we will not have continued liability in connection with such prior contamination. Our Kendall Square properties, in Cambridge, Massachusetts, are located on the site of a former manufactured gas plant. Various remedial actions were performed on these properties, including soil stabilization to control the spread of oil and hazardous materials in the soil. Another of our properties, Elliott Avenue, has known soil contamination beneath a portion of the building located on the property. Based on environmental consultant reports, management does not believe any remediation of the Elliott Avenue property would be required unless major structural changes were made to the building that resulted in the soil becoming exposed. In addition, the remediation of certain environmental conditions at off-site parcels located in Cambridge, Massachusetts, which was an assumed obligation of our joint venture, PREI II LLC, has been substantially completed as of December 31, 2008. We do not expect these matters to materially adversely affect such properties' value or the cash flows related to such properties, but we can provide no assurances to that effect.

Environmental laws also:

- may require the removal or upgrade of underground storage tanks,
- regulate the discharge of storm water, wastewater and other pollutants,
- regulate air pollutant emissions,
- regulate hazardous materials generation, management and disposal, and
- regulate workplace health and safety.

Life science industry tenants, our primary tenant industry focus, frequently use hazardous materials, chemicals, heavy metals, and biological and radioactive compounds. Our tenants' controlled use of these materials subjects us and our tenants to laws that govern using, manufacturing, storing, handling and disposing of such materials and certain byproducts of those materials. We are unaware of any of our existing tenants violating applicable laws and regulations, but we and our tenants cannot completely eliminate the risk of contamination or injury from these materials. If our properties become contaminated, or if a party is injured, we could be held liable for any damages that result. Such liability could exceed our resources and any environmental remediation insurance coverage we have, which could adversely affect our operations, the value of our properties, and our ability to make distributions to our stockholders. Licensing requirements governing use of radioactive materials by tenants may also restrict the use of or ability to transfer space in buildings we own.

We could incur significant costs related to governmental regulation and private litigation over environmental matters involving asbestos-containing materials, which could adversely affect our operations, the value of our properties, and our ability to make distributions to our stockholders.

Environmental laws also govern the presence, maintenance and removal of asbestos-containing materials, or ACMs, and may impose fines and penalties if we fail to comply with these requirements. Failure to comply with these laws, or even the presence of ACMs, may expose us to third-party liability. Some of our properties contain ACMs, and we could be liable for such fines or penalties, as described above in "Item 1. Business — Regulation — Environmental Matters."

Our properties may contain or develop harmful mold, which could lead to liability for adverse health effects and costs of remediating the problem, which could adversely affect the value of the affected property and our ability to make distributions to our stockholders.

When excessive moisture accumulates in buildings or on building materials, mold growth may occur, particularly if the moisture problem remains undiscovered or is not addressed over a period of time. Some molds may produce airborne toxins or irritants. Concern about indoor exposure to mold has been increasing because exposure to mold may cause a variety of adverse health effects and symptoms, including allergic or other reactions. As a result, the presence of significant mold at any of our properties could require us to undertake a costly remediation program to contain or remove the mold from the affected property. In addition, the presence of significant mold could expose us to liability to our tenants, their or our employees, and others if property damage or health concerns arise.

Compliance with the Americans with Disabilities Act and similar laws may require us to make significant unanticipated expenditures.

All of our properties are required to comply with the ADA. The ADA requires that all public accommodations must meet federal requirements related to access and use by disabled persons. Although we believe that our properties substantially comply with present requirements of the ADA, we have not conducted an audit of all of such properties to determine compliance. If one or more properties are not in compliance with the ADA, then we would be required to bring the offending properties into compliance. Compliance with the ADA could require removing access barriers. Non-compliance could result in imposition of fines by the U.S. government or an award of damages to private litigants, or both. Additional federal, state and local laws also may require us to modify properties or could restrict our ability to renovate properties. Complying with the ADA or other legislation could be very expensive. If we incur substantial costs to comply with such laws, our financial condition, results of operations, cash flow, per share trading price of our common stock or preferred stock, our ability to satisfy our debt service obligations and our ability to pay distributions to our stockholders could be adversely affected.

We may incur significant unexpected costs to comply with fire, safety and other regulations, which could adversely impact our financial condition, results of operations, and ability to make distributions.

Our properties are subject to various federal, state and local regulatory requirements, such as state and local fire and safety requirements, building codes and land use regulations. Failure to comply with these requirements could subject us to governmental fines or private litigant damage awards. We believe that our properties are currently in material compliance with all applicable regulatory requirements. However, we do not know whether existing requirements will change or whether future requirements, including any requirements that may emerge from pending or future climate change legislation, will require us to make significant unanticipated expenditures that will adversely impact our financial condition, results of operations, cash flow, the per share trading price of our common stock or preferred stock, our ability to satisfy our debt service obligations and our ability to pay distributions to our stockholders.

Risks Related to Our Capital Structure

Debt obligations expose us to increased risk of property losses and may have adverse consequences on our business operations and our ability to make distributions.

We have used and will continue to use debt to finance property acquisitions. Our use of debt may have adverse consequences, including the following:

- We may not be able to refinance or extend our existing debt. If we cannot repay, refinance or extend our debt at maturity, in addition to our failure to repay our debt, we may be unable to make distributions to our stockholders at expected levels or at all.
- Even if we are able to refinance or extend our existing debt, the terms of any refinancing or extension may not be as favorable as the terms of our existing debt. If the refinancing involves a higher interest rate, it could adversely affect our cash flow and ability to make distributions to stockholders.
- One or more lenders under our $600.0 million unsecured line of credit could refuse to fund their financing commitment to us or could fail, and we may not be able to replace the financing commitment of any such lenders on favorable terms, or at all.
- Required payments of principal and interest may be greater than our cash flow from operations.
- We may be forced to dispose of one or more of our properties, possibly on disadvantageous terms, to make payments on our debt.
- If we default on our debt obligations, the lenders or mortgagees may foreclose on our properties that secure those loans. Further, if we default under a mortgage loan, we will automatically be in default on any other loan that has cross-default provisions, and we may lose the properties securing all of these loans.
- A foreclosure on one of our properties will be treated as a sale of the property for a purchase price equal to the outstanding balance of the secured debt. If the outstanding balance of the secured debt exceeds our tax basis in the property, we would recognize taxable income on foreclosure without realizing any accompanying cash proceeds to pay the tax (or to make distributions based on REIT taxable income).

As of December 31, 2008, we had outstanding mortgage indebtedness of $344.3 million, excluding $8.8 million of debt premium; $250.0 million of borrowings under our secured term loan, secured by twelve of our properties; $2.2 million of mortgage indebtedness, $72.8 million of borrowings under a secured loan, and $28.7 million of borrowings under a secured construction loan representing our proportionate share of indebtedness in our unconsolidated partnerships; $128.3 million of outstanding aggregate principal amount of exchangeable senior notes due 2026; $108.8 million in outstanding borrowings under our $600.0 million unsecured line of credit; and $507.1 million in outstanding borrowings under our $550.0 million secured construction loan, which is secured by our Center for Life Science | Boston property. The secured construction loan matures on November 16, 2009, but we may extend the maturity date to November 16, 2010 after satisfying certain conditions and paying an extension fee. We expect to incur additional debt in connection with future acquisitions and development. Our organizational documents do not limit the amount or percentage of debt that we may incur. As of December 31, 2008, the principal payments due for our consolidated indebtedness were $512.2 million in 2009 (including the amounts outstanding under our secured construction loan), $47.4 million in 2010 and $135.0 million in 2011. In addition, as of December 31, 2008, our portion of the principal payments due for our unconsolidated indebtedness relating to our PREI joint ventures and McKellar Court partnership was $72.8 million in 2009 and $30.8 million in 2010. The secured acquisition and interim loan facility held by the PREI joint ventures originally matured on April 3, 2009, but a portion of the facility was refinanced on February 11, 2009, with a new maturity date of February 10, 2011. Given current economic conditions including, but not limited to, the credit crisis and related turmoil in the global financial system, we may be unable to refinance these obligations when due, which may negatively affect our ability to conduct operations.

Recent disruptions in the financial markets and the downturn of the broader U.S. economy could affect our ability to obtain debt financing on reasonable terms and have other adverse effects on us.

The U.S. credit markets in particular continue to experience significant dislocations and liquidity disruptions which have caused the spreads on prospective debt financings to widen considerably. These circumstances have materially impacted liquidity in the debt markets, making financing terms for borrowers less attractive, and in certain cases have resulted in the unavailability of certain types of debt financing. Continued uncertainty in the credit markets may negatively impact our ability to access additional debt financing or to refinance existing debt maturities on favorable terms (or at all), which may negatively affect our ability to conduct operations, make acquisitions and fund current and future development and redevelopment projects. In addition, the financial position of the lenders under our credit facilities may worsen to the point that they default on their obligations to make available to us the funds under those facilities. A prolonged downturn in the credit markets may cause us to seek alternative sources of potentially less attractive financing, and may require us to adjust our business plan accordingly. In addition, these factors may make it more difficult for us to sell properties or may adversely affect the price we receive for properties that we do sell, as prospective buyers may experience increased costs of debt financing or difficulties in obtaining debt financing. These events in the credit markets have also had an adverse effect on other financial markets in the United States and globally, including the stock markets, which may make it more difficult or costly for us to raise capital through the issuance of common stock, preferred stock or other equity securities.

This reduced access to liquidity has had a negative impact on the U.S. economy, affecting consumer confidence and spending and negatively impacting the volume and pricing of real estate transactions. If this downturn in the national economy were to continue or worsen, the value of our properties, as well as the income we receive from our properties, could be adversely affected.

These disruptions in the financial markets may also have other adverse effects on us or the economy generally, which could cause our stock price to decline.

We have and may continue to engage in hedging transactions, which can limit our gains and increase exposure to losses.

We have and may continue to enter into hedging transactions to protect us from the effects of interest rate fluctuations on floating rate debt. Our hedging transactions may include entering into interest rate swap agreements or interest rate cap or floor agreements, or other interest rate exchange contracts. Hedging activities may not have the desired beneficial impact on our results of operations or financial condition. No hedging activity can completely insulate us from the risks associated with changes in interest rates. Moreover, interest rate hedging could fail to protect us or adversely affect us because, among other things:

- Available interest rate hedging may not correspond directly with the interest rate risk for which we seek protection.
- The duration or the amount of the hedge may not match the duration or amount of the related liability.
- The party owing money in the hedging transaction may default on its obligation to pay.
- The credit quality of the party owing money on the hedge may be downgraded to such an extent that it impairs our ability to sell or assign our side of the hedging transaction.
- The value of derivatives used for hedging may be adjusted from time to time in accordance with accounting rules to reflect changes in fair-value. Downward adjustments, or "mark-to-market losses," would reduce our stockholders' equity.

Hedging involves risk and typically involves costs, including transaction costs, that may reduce our overall returns on our investments. These costs increase as the period covered by the hedging increases and during periods of rising and volatile interest rates. These costs will also limit the amount of cash available for distribution to stockholders. We generally intend to hedge as much of the interest rate risk as management determines is in our best interests given the cost of such hedging transactions. The REIT qualification rules may limit our ability to enter into hedging transactions by requiring us to limit our income from hedges. If we are unable to hedge effectively because of the REIT rules, we will face greater interest rate exposure than may be commercially prudent.

As of December 31, 2008, we had three interest rate swaps with an aggregate notional amount of $400.0 million under which, at each monthly settlement date, we either (1) receive the difference between a fixed interest rate (the "Strike Rate") and one-month LIBOR if the Strike Rate is less than LIBOR or (2) pay such difference if the Strike Rate is greater than LIBOR. In addition, in connection with entering into the acquisition and construction loan secured by our Center for Life Science | Boston property, we entered into four forward starting interest rate swap agreements, which are carried on the accompanying consolidated balance sheets at fair-value, based on the net present value of the expected future cash flows on the swaps. At maturity of the forward starting interest rate swaps, we will either (a) receive payment from the counterparties if the accumulated balance is an asset, or (b) make payment to the counterparties if the accumulated balance is a liability, with the resulting receipt or payment deferred and amortized as an increase or decrease to interest expense over the term of the forecasted borrowing. Other than these interest rate swaps, we have not entered into any hedging transactions. The fair-value of our three interest rate swaps was a liability of approximately $23.2 million at December 31, 2008 and is included as a liability in the accompanying consolidated balance sheets. The four forward starting swaps will require cash settlement on or before April 30, 2009. Based upon the fair-values of the forward starting swaps as of December 31, 2008, such cash settlements would require us to pay the counterparties approximately $34.3 million for the $150.0 million notional amount swap with a Strike Rate of 5.162%, $11.4 million for the $50.0 million notional amount swap with a Strike Rate of 5.167%, $22.9 million for the $100.0 million notional amount swap with a Strike Rate of 5.167% and $34.2 million for the $150.0 million notional amount swap with a Strike Rate of 5.152%, which totals $102.9 million. However, the actual cash settlement amounts will depend on the values of the forward starting swaps at the dates they are settled and the actual cash settlement amounts may vary significantly from these amounts. If we are required to make cash payments to the counterparties under our forward starting swaps upon settlement, we plan to utilize a portion of our unsecured line of credit to finance those payments. However, given the current economic conditions, including, but not limited to, the credit crisis and related turmoil in the global financial system, one or more of our lenders under our unsecured line of credit may default on their obligations to make capital available to us. In addition, if that occurs, we may not be able to access alternative sources of liquidity needed to settle these forward starting swaps when required to do so.

In addition, as of December 31, 2008, two of our forward swaps, with an aggregate notional amount of $150.0 million, were no longer considered highly effective as the expectation of forecasted interest payments had changed, and we were required to prospectively discontinue hedge accounting for these two swaps. As a result, a portion of the unrealized losses related to these forward starting swaps previously included in accumulated other comprehensive loss, totaling $18.2 million, was reclassified to the consolidated income statement as loss on derivative instruments in the fourth quarter of 2008. Prospective changes in the fair-value of these two swaps will be recorded in the consolidated income statements through the date the swaps are settled and we may incur additional losses in future quarters to the extent we are not able to refinance the secured construction loan in the timeframe or for the amount that we expect, the risk of which has increased given the current credit market uncertainty.

For further detail regarding our interest rate swaps and forward starting swaps, see "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources."

Our credit facilities include restrictive covenants relating to our operations, which could limit our ability to respond to changing market conditions and our ability to make distributions to our stockholders.

Our credit facilities impose restrictions on us that affect our distribution and operating policies and our ability to incur additional debt. For example, we are subject to a maximum leverage ratio requirement (as defined) during the terms of the loans, which could reduce our ability to incur additional debt and consequently reduce our ability to make distributions to our stockholders. Our credit facilities also contain limitations on our ability to make distributions to our stockholders in excess of those required to maintain our REIT status. Specifically, our credit facilities limit distributions to 95% of funds from operations, but not less than the minimum necessary to enable us to meet our REIT income distribution requirements. In addition, our credit facilities contain covenants that, among other things, limit our ability to further mortgage our properties or reduce insurance coverage, and that require us to maintain specified levels of net worth. These or other limitations may adversely affect our flexibility and our ability to achieve our operating plans.

If we fail to obtain external sources of capital, which is outside of our control, we may be unable to make distributions to our stockholders, maintain our REIT qualification, or fund growth.

In order to maintain our qualification as a REIT and to avoid incurring a nondeductible excise tax, we are required, among other things, to distribute annually at least 90% of our REIT taxable income, excluding any net capital gain. In addition, we will be subject to income tax at regular corporate rates to the extent that we distribute less than 100% of our net taxable income, including any net capital gains. Because of these distribution requirements, we may not be able to fund future capital needs, including any necessary acquisition financing, from operating cash flow. Consequently, we rely on third-party sources to fund our capital needs. We may not be able to obtain financings on favorable terms or at all. Our access to third-party sources of capital depends, in part, on:

- general market conditions,
- the market's perception of our growth potential,
- with respect to acquisition financing, the market's perception of the value of the properties to be acquired,
- our current debt levels,
- our current and expected future earnings,
- our cash flow and cash distributions, and
- the market price per share of our common stock or preferred stock.

Our inability to obtain capital from third-party sources will adversely affect our business and limit our growth. Without sufficient capital, we may not be able to acquire or develop properties when strategic opportunities exist, satisfy our debt service obligations or make the cash distributions to our stockholders necessary to maintain our qualification as a REIT. For distributions with respect to the taxable years ending on or before December 31, 2009, recent Internal Revenue Service guidance allows us to satisfy up to 90% of our distribution requirements through the distribution of shares of our common stock, provided certain conditions are met.

Increases in interest rates could increase the amount of our debt payments and adversely affect our ability to pay distributions to our stockholders.

Interest we pay could reduce cash available for distributions. Additionally, if we incur variable rate debt, including borrowings under our $550.0 million secured construction loan, our $250.0 million secured term loan and our $600.0 million unsecured line of credit, to the extent not adequately hedged, increases in interest rates would increase our interest costs. These increased interest costs would reduce our cash flows and our ability to make distributions to our stockholders. In addition, if we need to repay existing debt during a period of rising interest rates, we could be required to liquidate one or more of our investments in properties at times that may not permit realization of the maximum return on such investments.

Risks Related to Our Organizational Structure

Our charter and Maryland law contain provisions that may delay, defer or prevent a change of control transaction and may prevent stockholders from receiving a premium for their shares.

Our charter, including the articles supplementary with respect to our preferred stock, contains ownership limits that may delay, defer or prevent a change of control transaction. Our charter, with certain exceptions, authorizes our directors to take such actions as are necessary and desirable to preserve our qualification as a REIT. Unless exempted by our board of directors, no person may own more than 9.8% of the value of our outstanding shares of capital stock or more than 9.8% in value or number (whichever is more restrictive) of the outstanding shares of our common stock or Series A preferred stock. The board may not grant such an exemption to any proposed transferee whose ownership of in excess of 9.8% of the value of our outstanding shares would result in the termination of our status as a REIT. These restrictions on transferability and ownership will not apply if our board of directors determines that it is no longer in our best interests to attempt to qualify as a REIT. The ownership limit may delay or impede a transaction or a change of control that might involve a premium price for our common stock or otherwise be in the best interests of our stockholders.

We could authorize and issue stock without stockholder approval that may delay, defer or prevent a change of control transaction. Our charter authorizes us to issue additional authorized but unissued shares of our common stock or preferred stock. In addition, our board of directors may classify or reclassify any unissued shares of our common stock or preferred stock and may set the preferences, rights and other terms of the classified or reclassified shares. The board may also, without stockholder approval, amend our charter to increase the authorized number of shares of our common stock or our preferred stock that we may issue. The board of directors could establish a series of common stock or preferred stock that could, depending on the terms of such series, delay, defer or prevent a transaction or a change of control that might involve a premium price for our common stock or otherwise be in the best interests of our stockholders.

Certain provisions of Maryland law could delay, defer or prevent a change of control transaction. Certain provisions of the Maryland General Corporation Law, or the MGCL, may have the effect of inhibiting a third party from making a proposal to acquire us or of impeding a change of control. In some cases, such an acquisition or change of control could provide our stockholders with the opportunity to realize a premium over the then-prevailing market price of their shares. These MGCL provisions include:

- "business combination" provisions that, subject to limitations, prohibit certain business combinations between us and an "interested stockholder" for certain periods. An "interested stockholder" is generally any person who beneficially owns 10% or more of the voting power of our shares or an affiliate or associate of ours who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of our then outstanding voting stock. A person is not an interested stockholder under the statute if the board of directors approved in advance the transaction by which he otherwise would have become an interested stockholder. Business combinations with an interested stockholder are prohibited for five years after the most recent date on which the stockholder becomes an interested stockholder. After that period, the MGCL imposes two super-majority voting requirements on such combinations, and

- "control share" provisions that provide that "control shares" of our company acquired in a "control share acquisition" have no voting rights unless holders of two-thirds of our voting stock (excluding interested shares) consent. "Control shares" are shares that, when aggregated with other shares controlled by the stockholder, entitle the stockholder to exercise one of three increasing ranges of voting power in electing directors. A "control share acquisition" is the direct or indirect acquisition of ownership or control of "control shares."

In the case of the business combination provisions of the MGCL, we opted out by resolution of our board of directors with respect to any business combination between us and any person provided such business combination is first approved by our board of directors (including a majority of directors who are not affiliates or associates of such person). In the case of the control share provisions of the MGCL, we opted out pursuant to a provision in our bylaws. However, our board of directors may by resolution elect to opt in to the business combination provisions of the MGCL. Further, we may opt in to the control share provisions of the MGCL in the future by amending our bylaws, which our board of directors can do without stockholder approval.

The partnership agreement of our Operating Partnership, Maryland law, and our charter and bylaws also contain other provisions that may delay, defer or prevent a transaction or a change of control that might involve a premium price for our common stock or otherwise be in the best interest of our stockholders.

Our board of directors may amend our investing and financing policies without stockholder approval, and, accordingly, our stockholders would have limited control over changes in our policies that could increase the risk we default under our debt obligations or that could harm our business, results of operations and share price.

Our board of directors has adopted a policy of targeting our indebtedness at approximately 50% of our total asset book value. However, our organizational documents do not limit the amount or percentage of debt that we may incur, nor do they limit the types of properties we may acquire or develop. Our board of directors may alter or eliminate our current policy on borrowing or investing at any time without stockholder approval. Changes in our strategy or in our investment or leverage policies could expose us to greater credit risk and interest rate risk and could also result in a more leveraged balance sheet. These factors could result in an increase in our debt service and could adversely affect our cash flow and our ability to make expected distributions to our stockholders. Higher leverage also increases the risk we would default on our debt.

We may invest in properties with other entities, and our lack of sole decision-making authority or reliance on a co-venturer's financial condition could make these joint venture investments risky.

We have in the past and may continue in the future to co-invest with third parties through partnerships, joint ventures or other entities. We may acquire non-controlling interests or share responsibility for managing the affairs of a property, partnership, joint venture or other entity. In such events, we would not be in a position to exercise sole decision-making authority regarding the property or entity. Investments in entities may, under certain circumstances, involve risks not present were a third party not involved. These risks include the possibility that partners or co-venturers:

- might become bankrupt or fail to fund their share of required capital contributions,
- may have economic or other business interests or goals that are inconsistent with our business interests or goals, and
- may be in a position to take actions contrary to our policies or objectives.

Such investments may also have the potential risk of impasses on decisions, such as a sale, because neither we nor the partner or co-venturer would have full control over the partnership or joint venture. Disputes between us and partners or co-venturers may result in litigation or arbitration that would increase our expenses and prevent our officers and/or directors from focusing their time and effort on our business. In addition, we may in certain circumstances be liable for the actions of our third-party partners or co-venturers if:

- we structure a joint venture or conduct business in a manner that is deemed to be a general partnership with a third party, in which case we could be liable for the acts of that third party,
- third-party managers incur debt or other liabilities on behalf of a joint venture which the joint venture is unable to pay, and the joint venture agreement provides for capital calls, in which case we could be liable to make contributions as set forth in any such joint venture agreement, or
- we agree to cross-default provisions or to cross-collateralize our properties with the properties in a joint venture, in which case we could face liability if there is a default relating to those properties in the joint venture or the obligations relating to those properties.

We have investments in joint ventures with PREI, which were formed in the second quarter of 2007. While we, as managing member, are authorized to carry out the day-to-day management of the business and affairs of the PREI joint ventures, PREI's prior written consent is required for certain decisions, including decisions relating to financing, budgeting and the sale or pledge of interests in the properties owned by the PREI joint ventures.

In addition, each of the PREI operating agreements includes a put/call option whereby either member can cause the limited liability company to sell certain properties in which it holds leasehold interests to us at any time after the fifth anniversary and before the seventh anniversary of the acquisition date. The put/call option may be exercised at a time we do not deem favorable for financial or other reasons, including the availability of cash at such time and the impact of tax consequences resulting from any sale.

Risks Related to Our REIT Status

Our failure to qualify as a REIT under the Code would result in significant adverse tax consequences to us and would adversely affect our business and the value of our stock.

We believe that we have operated and intend to continue operating in a manner intended to allow us to qualify as a REIT for federal income tax purposes under the Internal Revenue Code of 1986, as amended, or the Code. Qualification as a REIT involves the application of highly technical and complex Code provisions for which there are only limited judicial and administrative interpretations. The fact that we hold substantially all of our assets through a partnership further complicates the application of the REIT requirements. Even a seemingly minor technical or inadvertent mistake could jeopardize our REIT status. Our REIT status depends upon various factual matters and circumstances that may not be entirely within our control. For example, in order to qualify as a REIT, at least 95% of our gross income in any year must be derived from qualifying sources, and we must satisfy a number of requirements regarding the composition of our assets. Also, we must make distributions to stockholders aggregating annually at least 90% of our REIT taxable income, excluding capital gains. In addition, new legislation, regulations, administrative interpretations or court decisions, each of which could have retroactive effect, may make it more difficult or impossible for us to qualify as a REIT, or could reduce the desirability of an investment in a REIT relative to other investments. We have not requested and do not plan to request a ruling from the IRS that we qualify as a REIT, and the statements in this report are not binding on the IRS or any court. Accordingly, we cannot be certain that we have qualified or will continue to qualify as a REIT.

If we fail to qualify as a REIT in any taxable year, we will face serious adverse tax consequences that would substantially reduce the funds available to make payments of principal and interest on the debt securities we issue and for distribution to our stockholders. If we fail to qualify as a REIT:

- we would not be allowed to deduct distributions to stockholders in computing our taxable income and would be subject to federal income tax at regular corporate rates,
- we could also be subject to the federal alternative minimum tax and possibly increased state and local taxes, and
- unless we are entitled to relief under applicable statutory provisions, we could not elect to be taxed as a REIT for four taxable years following the year in which we were disqualified.

In addition, if we fail to qualify as a REIT, we will not be required to make distributions to stockholders; however, all distributions to our stockholders would be subject to tax as qualifying corporate dividends to the extent of our current and accumulated earnings and profits. As a result of all these factors, our failure to qualify as a REIT could impair our ability to expand our business and raise capital and would adversely affect the value of our common stock and our preferred stock.

To maintain our REIT status, we may be forced to borrow funds during unfavorable market conditions to make distributions to our stockholders.

To qualify as a REIT, we generally must distribute to our stockholders at least 90% of our REIT taxable income each year, determined by excluding any net capital gain, and we will be subject to regular corporate income taxes to the extent that we distribute less than 100% of our REIT taxable income each year. In addition, we will be subject to a 4% nondeductible excise tax on the amount, if any, by which distributions paid by us in any calendar year are less than the sum of 85% of our ordinary income, 95% of our capital gain net income and 100% of our undistributed income from prior years. For distributions with respect to taxable years ending on or before December 31, 2009, recent Internal Revenue Service guidance allows us to satisfy up to 90% of these requirements through the distribution of shares of our common stock, provided certain conditions are met.. To maintain our REIT status and avoid the payment of income and excise taxes we may need to borrow funds to meet the REIT distribution requirements. These borrowing needs could result from:

- differences in timing between the actual receipt of cash and inclusion of income for federal income tax purposes,
- the effect of non-deductible capital expenditures,
- the creation of reserves, or
- required debt or amortization payments.

We may need to borrow funds at times when the then-prevailing market conditions are not favorable for borrowing. These borrowings could increase our costs or reduce our equity and adversely affect the value of our common stock or preferred stock.

To maintain our REIT status, we may be forced to forego otherwise attractive opportunities.

To qualify as a REIT, we must satisfy tests concerning, among other things, the sources of our income, the nature and diversification of our assets, the amounts we distribute to our stockholders and the ownership of our stock. We may be required to make distributions to stockholders at times when it would be more advantageous to reinvest cash in our business or when we do not have funds readily available for distribution. Thus, compliance with the REIT requirements may hinder our ability to operate solely on the basis of maximizing profits.

Risks Related to the Ownership of Our Stock

The market price and trading volume of our common stock may be volatile.

The market price of our common stock has recently been, and may continue to be, volatile. In addition, the trading volume in our common stock may fluctuate and cause significant price variations to occur. We cannot assure you that the market price of our common stock will not fluctuate or decline significantly in the future.

Some of the factors that could negatively affect our share price or result in fluctuations in the price or trading volume of our common stock include:

- actual or anticipated variations in our quarterly operating results or dividends,
- changes in our funds from operations or earnings estimates,
- publication of research reports about us or the real estate industry,
- increases in market interest rates that lead purchasers of our shares to demand a higher yield,
- changes in market valuations of similar companies,
- adverse market reaction to any additional debt we incur or acquisitions we make in the future,
- additions or departures of key management personnel,
- actions by institutional stockholders,
- speculation in the press or investment community,
- the realization of any of the other risk factors presented in this report, and
- general market and economic conditions.

Broad market fluctuations could negatively impact the market price of our common stock or preferred stock.

The stock market has recently experienced extreme price and volume fluctuations that have affected the market price of many companies in industries similar or related to ours and that have been unrelated to these companies' operating performance. These broad market fluctuations could reduce the market price of our common stock or preferred stock. Furthermore, our operating results and prospects may be below the expectations of public market analysts and investors or may be lower than those of companies with comparable market capitalizations. Either of these factors could lead to a material decline in the market price of our common stock or preferred stock.

Market interest rates may have an adverse effect on the market price of our securities.

One of the factors that will influence the price of our common stock and preferred stock will be the dividend yield on such stock (as a percentage of the price of the stock) relative to market interest rates. An increase in market interest rates may lead prospective purchasers of our common stock or Series A preferred stock to expect a higher dividend yield, and higher interest rates would likely increase our borrowing costs and potentially decrease funds available for distribution. Thus, higher market interest rates could cause the market price of our common stock and Series A preferred stock to fall.

Our distributions to stockholders may decline at any time.

We may not continue our current level of distributions to stockholders. Our board of directors will determine future distributions based on a number of factors, including:

- cash available for distribution,
- operating results,
- our financial condition, especially in relation to our anticipated future capital needs,
- then current expansion plans,
- the distribution requirements for REITs under the Code, and
- other factors our board deems relevant.

The number of shares of our common stock available for future sale could adversely affect the market price of our common stock.

We cannot predict whether future issuances of shares of our common stock or the availability of shares for resale in the open market will decrease the market price per share of our common stock. As of December 31, 2008, 80,757,421 shares of our common stock were issued and outstanding, as well as our operating partnership units and long term incentive plan, or LTIP, units which may be exchanged for 2,795,364 and 640,150 shares of our common stock, respectively, based on the number of shares of common stock, operating partnership units and LTIP units outstanding as of December 31, 2008. In addition, as of December 31, 2008, we had reserved an additional 795,879 shares of common stock for future issuance under our incentive award plan and 3,438,831 shares potentially issuable upon exchange of our 4.50% exchangeable senior notes. Sales of substantial amounts of shares of our common stock in the public market, or upon exchange of operating partnership units, LTIP units or our 4.50% exchangeable senior notes, or the perception that such sales might occur, could adversely affect the market price of our common stock.

Furthermore, under the rules adopted by the Securities and Exchange Commission in December 2005 regarding registration and offering procedures, if we meet the definition of a "well-known seasoned issuer" under Rule 405 of the Securities Act, we are permitted to file an automatic shelf registration statement that will be immediately effective upon filing. On September 15, 2006, we filed such an automatic shelf registration statement, which may permit us, from time to time, to offer and sell debt securities, common stock, preferred stock, warrants and other securities to the extent necessary or advisable to meet our liquidity needs.

Any of the following could have an adverse effect on the market price of our common stock:

- the exchange of operating partnership units, LTIP units or our 4.50% exchangeable senior notes for common stock,
- additional grants of LTIP units, restricted stock or other securities to our directors, executive officers and other employees under our incentive award plan,
- additional issuances of preferred stock with liquidation or distribution preferences, and
- other issuances of our common stock.

Additionally, the existence of operating partnership units, LTIP units or our 4.50% exchangeable senior notes and shares of our common stock reserved for issuance upon exchange of operating partnership units, LTIP units or our 4.50% exchangeable senior notes and under our incentive award plan may adversely affect the terms upon which we may be able to obtain additional capital through the sale of equity securities. In addition, future sales of shares of our common stock may be dilutive to existing stockholders.

From time to time we also may issue shares of our common stock or operating partnership units in connection with property, portfolio or business acquisitions. We may grant additional demand or piggyback registration rights in connection with these issuances. Sales of substantial amounts of our common stock, or the perception that these sales could occur, may adversely affect the prevailing market price of our common stock or may adversely affect the terms upon which we may be able to obtain additional capital through the sale of equity securities.

Item 1B. *Unresolved Staff Comments*

None.

Item 2. *Properties*

Existing Portfolio

As of December 31, 2008, our portfolio consisted of 69 properties, representing 112 buildings with an aggregate of approximately 10.4 million rentable square feet, including approximately 1.4 million square feet of development in progress. We also owned undeveloped land parcels adjacent to existing properties that we estimate can support up to approximately 1.4 million rentable square feet of laboratory and office space.

The following reflects the classification of our properties between stabilized properties (operating properties in which more than 90% of the rentable square footage is under lease), lease up properties (operating properties in which less than 90% of the rentable square footage is under lease), repositioning and redevelopment properties (properties that are currently being prepared for their intended use), construction in progress (properties that are currently under development through ground up construction), and land parcels (representing management's estimates of rentable square footage if development of these properties was undertaken) at December 31, 2008:

	Consolidated Portfolio			Unconsolidated Partnership Portfolio			Total Portfolio		
	Properties	Rentable Square Feet	Percent Leased	Properties	Rentable Square Feet	Percent Leased	Properties	Rentable Square Feet	Percent Leased
Stabilized properties	43	5,339,903	99.6%	4	257,308	100.0%	47	5,597,211	99.6%
Lease up properties	14	1,439,771	55.0%	2	420,000	26.8%	16	1,859,771	48.7%
Total operating portfolio	57	6,779,674	90.1%	6	677,308	54.6%	63	7,456,982	86.9%
Repositioning and redevelopment properties	2	1,524,506	22.1%	—	—	n/a	2	1,524,506	22.1%
Construction in progress(1)	3	1,160,867	79.8%	1	280,000	—	4	1,440,867	64.3%
Total current portfolio	62	9,465,047	77.9%	7	957,308	38.6%	69	10,422,355	74.3%
Land parcels	n/a	1,367,000	n/a	—	—	n/a	—	1,367,000	n/a
Total portfolio	62	10,832,047	n/a	7	957,308	n/a	69	11,789,355	n/a

(1) We are currently developing a portion of our Landmark at Eastview property. However, we have not separated this previously undeveloped portion into a separate property for legal and accounting purposes. Therefore, we still classify our Landmark at Eastview property as a stabilized property on the above schedule although it is also included in our discussion of development properties.

Our current portfolio by market at December 31, 2008 was as follows:

Market	Number of Properties	Rentable Square Feet	Percent of Rentable Square Feet	Percent Leased(1)	Annualized Base Rent Current(2) (In thousands)	Percent of Annualized Base Rent Current	Annualized Base Rent per Leased Square Foot Current
Boston	18	2,885,770	27.6%	75.5%	$110,451	40.4%	$50.70
Maryland	5	1,144,968	11.0%	100.0%	45,794	16.7%	40.00
San Francisco	11	2,644,488	25.4%	49.2%	30,349	11.0%	23.35
San Diego	16	1,113,293	10.7%	88.9%	30,335	11.0%	30.66
New York/New Jersey	4	1,233,889	11.8%	82.1%	27,515	10.0%	27.15
Pennsylvania	7	778,251	7.5%	88.3%	14,934	5.4%	21.73
Seattle	5	372,189	3.6%	48.2%	7,513	2.7%	41.92
University Related — Other	3	249,507	2.4%	100.0%	7,806	2.8%	31.29
Total Portfolio/Weighted-Average	69	10,422,355	100.0%	74.3%	$274,697	100.0%	$35.48

(1) Percentage of leasable square footage in current portfolio subject to an existing lease.

(2) In this and other tables, annualized current base rent is the monthly contractual rent under existing leases at December 31, 2008, or if rent has not yet commenced, the first monthly rent amount that will be due at rent commencement, multiplied by 12 months.

(3) Includes a portfolio of properties in Cambridge, Massachusetts and the McKellar Court property in San Diego, California. We are a member of the unconsolidated joint ventures that own a portfolio of properties in Cambridge, Massachusetts, and we are entitled to approximately 20% of the operating cash flows. We also own the general partnership interest in the unconsolidated limited partnership that owns the McKellar Court property, which entitles us to 75% of the gains upon a sale of the property and 21% of the operating cash flows.

Properties we owned, or had an ownership interest in, at December 31, 2008 were as follows:

	Rentable Square Feet	Percent Leased
Boston		
Albany Street	75,003	100.0%
Center for Life Science | Boston(1)	704,159	87.1%
Charles Street	47,912	100.0%
Coolidge Avenue	37,400	100.0%
21 Erie Street	48,627	100.0%
40 Erie Street	100,854	100.0%
47 Erie Street Parking Structure	447 Stalls	n/a
Fresh Pond Research Park	90,702	78.7%
675 West Kendall Street (Kendall A)	302,919	98.5%
500 Kendall Street (Kendall D)	349,325	98.6%
Sidney Street	191,904	100.0%
Vassar Street	52,520	100.0%
Maryland		
Beckley Street	77,225	100.0%
9911 Belward Campus Drive	289,912	100.0%
9920 Belward Campus Drive	51,181	100.0%
Shady Grove Road	635,058	100.0%
Tributary Street	91,592	100.0%
San Francisco		
Ardentech Court	55,588	100.0%
Ardenwood Venture(2)	72,500	38.1%
Bayshore Boulevard	183,344	100.0%
Bridgeview Technology Park I	201,567	96.8%
Bridgeview Technology Park II	50,400	100.0%
Dumbarton Circle	44,000	100.0%
Eccles Avenue	152,145	0.0%
Forbes Boulevard	237,984	100.0%
Industrial Road	169,490	100.0%
Kaiser Drive	87,953	0.0%
Pacific Research Center(3)	1,389,517	24.2%
San Diego		
Balboa Avenue	35,344	100.0%
Bernardo Center Drive	61,286	100.0%
Faraday Avenue	28,704	100.0%

	Rentable Square Feet	Percent Leased
John Hopkins Court	72,192	29.7%
6114-6154 Nancy Ridge Drive	121,000	100.0%
6828 Nancy Ridge Drive	42,138	58.0%
Pacific Center Boulevard	66,745	100.0%
Road to the Cure	67,998	54.4%
San Diego Science Center	105,364	76.7%
Science Center Drive	53,740	100.0%
Sorrento Valley Boulevard	54,924	100.0%
Torreyana Road	81,204	100.0%
9865 Towne Centre Drive	83,866	100.0%
9885 Towne Centre Drive	115,870	100.0%
Waples Street	50,055	100.0%
New York/New Jersey		
Graphics Drive	72,300	25.7%
Landmark at Eastview	751,648	99.1%
Landmark at Eastview II(4)	360,520	69.2%
One Research Way	49,421	0.0%
Pennsylvania		
Eisenhower Road	27,750	59.7%
George Patterson Boulevard	71,500	100.0%
King of Prussia	427,109	87.7%
Phoenixville Pike	104,400	74.2%
Spring Mill Drive	76,378	100.0%
900 Uniqema Boulevard(5)	11,293	100.0%
1000 Uniqema Boulevard(5)	59,821	100.0%
Seattle		
Elliott Avenue(3)	134,989	0.0%
500 Fairview Avenue	22,213	100.0%
530 Fairview Avenue(1)	96,188	65.9%
Monte Villa Parkway	51,000	100.0%
217th Place	67,799	62.9%
University Related — Other		
Lucent Drive(6)	21,500	100.0%
Trade Centre Avenue(7)	78,023	100.0%
Walnut Street(8)	149,984	100.0%
Total Consolidated Portfolio/Weighted-Average	9,465,047	77.9%
Unconsolidated Portfolio:		
McKellar Court(9)	72,863	100.0%
320 Bent Street(10)	184,445	100.0%
301 Binney Street(10)	420,000	26.8%
301 Binney Garage(10)	503 Stalls	n/a
650 E. Kendall Street (Kendall B)(1)(10)	280,000	0.0%
350 E. Kendall Street Garage (Kendall F)(10)	1,409 Stalls	n/a

	Rentable Square Feet	Percent Leased
Kendall Crossing Apartments(10)	37 Apts.	n/a
Total Portfolio/Weighted-Average	10,422,355	74.3%

(1) The property or a portion of the property was under development at December 31, 2008.

(2) We own an 87.5% membership interest in the limited liability company that owns this property.

(3) The property or a portion of the property was under redevelopment at December 31, 2008.

(4) A previously undeveloped portion of the property was undergoing development at December 31, 2008 and has been reflected separately from the stabilized portion of the property.

(5) Located in New Castle, Delaware.

(6) Located in Lebanon, New Hampshire.

(7) Located in Longmont, Colorado.

(8) Located in Boulder, Colorado.

(9) We own the general partnership interest in the limited partnership that owns the McKellar Court property, which entitles us to 75% of the gains upon a sale of the property and 21% of the operating cash flows. The property is located in San Diego, California.

(10) We are a member of the joint ventures that own a portfolio of properties in Cambridge, Massachusetts, which entitles us to approximately 20% of the operating cash flows.

Tenant Information

As of December 31, 2008, our consolidated and unconsolidated properties were leased to 124 tenants, and 88% of our annualized base rent was derived from tenants that were public companies or government agencies or their subsidiaries. The following is a summary of our ten largest tenants based on percentage of our annualized base rent as of December 31, 2008:

Tenant	Leased Square Feet	Annualized Base Rent Current	Annualized Base Rent per Leased Square Foot Current	Percent of Annualized Base Rent - Current Total Portfolio	Lease Expiration Date(s)
		(In thousands)			
Human Genome Sciences, Inc.	924,970	$ 41,096	$44.43	15.0%	May 2026
Vertex Pharmaceuticals Incorporated	685,286	28,875	42.14	10.5%	Multiple(1)
Beth Israel Deaconess Medical Center, Inc.	362,364	25,543	70.49	9.3%	June 2023
Genzyme Corporation	343,000	15,464	45.08	5.6%	July 2018
Regeneron Pharmaceuticals, Inc.	477,257	14,115	29.58	5.1%	Multiple(2)
Ironwood Pharmaceuticals, Inc.(3)	160,894	9,509	59.10	3.5%	Multiple(4)
Children's Hospital Corporation	150,215	8,750	58.25	3.2%	April 2023
Centocor, Inc. (Johnson & Johnson)	374,387	8,428	22.51	3.1%	March 2014
Schering Corporation(3)	136,067	7,609	55.92	2.8%	August 2016
Array BioPharma, Inc.	228,007	7,258	31.83	2.6%	Multiple(5)
Total/Weighted-Average(6)	3,842,447	$166,647	$43.37	60.7%	

(1) 191,904 square feet expires August 2010, 100,854 square feet expires December 2010, 20,608 square feet expires May 2012, 81,204 square feet expires September 2013, and 290,716 square feet expires April 2018. The maturity dates for 191,904 and 100,854 square feet originally expiring on August 31, 2010 and December 31, 2010, respectively, were extended through December 31, 2015 pursuant to lease amendments executed on January 12, 2009.

(2) 129,224 square feet expires June 2009, which will be replaced with a 15-year 229,644 square foot lease at the new buildings under construction at the Landmark at Eastview II property, and 118,389 square feet expires June 2024.
(3) We own 20% of the limited liability company that owns the property that this tenant occupies.
(4) 9,277 square feet expires June 2009, 39,101 square feet expires December 2010 and 112,516 square feet expires December 2013.
(5) 149,984 square feet expires July 2016 and 78,023 square feet expires August 2016.
(6) Without regard to any lease terminations and/or renewal options.

Lease Terms

Our leases are typically structured for terms of five to 15 years, with extension options, and include a fixed rental rate with scheduled annual escalations. The leases are generally triple-net. Triple-net leases are those in which tenants pay not only base rent, but also some or all real estate taxes and operating expenses of the leased property. Tenants typically reimburse us for the full direct cost, without regard to a base year or expense stop, for use of lighting, heating and air conditioning, and certain capital improvements necessary to maintain the property in its original condition. We are generally responsible for structural repairs.

Item 3. ***Legal Proceedings***

Although we are involved in legal proceedings arising in the ordinary course of business, we are not currently a party to any legal proceedings nor, to our knowledge, is any legal proceeding threatened against us that we believe would have a material adverse effect on our financial position, results of operations or liquidity.

Item 4. ***Submission of Matters to a Vote of Security Holders***

None.

PART II

Item 5. ***Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities***

Our common stock has been listed on the New York Stock Exchange, or NYSE, under the symbol "BMR" since August 6, 2004. On February 11, 2009, the reported closing sale price per share for our common stock on the NYSE was $10.49 and there were approximately 175 holders of record. The following table sets forth, for the periods indicated, the high, low and last sale prices in dollars on the NYSE for our common stock and the distributions we declared per share.

Period	High	Low	Last	Cash Dividend per Common Share
First Quarter 2007	$31.20	$25.59	$26.30	$0.310
Second Quarter 2007	$29.94	$24.13	$25.12	$0.310
Third Quarter 2007	$26.20	$21.00	$24.10	$0.310
Fourth Quarter 2007	$26.25	$20.89	$23.17	$0.310
First Quarter 2008	$25.33	$19.32	$23.89	$0.335
Second Quarter 2008	$27.75	$23.59	$24.53	$0.335
Third Quarter 2008	$29.50	$22.72	$26.45	$0.335
Fourth Quarter 2008	$25.43	$ 5.88	$11.72	$0.335

We intend to continue to declare quarterly distributions on our common stock. The actual amount and timing of future distributions will be at the discretion of our board of directors and will depend upon our financial condition in addition to the requirements of the Code, and no assurance can be given as to the amounts or timing of future distributions. In addition, our credit facilities limit our ability to pay distributions to our common stockholders. The limitation is based on 95% of funds from operations, but not less than the minimum necessary to enable us to meet our REIT income distribution requirements. We do not anticipate that our ability to pay distributions will be impaired by the terms of our credit facilities. However, there can be no assurances in that regard.

Information about our equity compensation plans is incorporated by reference in Item 12 of Part III of this Annual Report on Form 10-K.

The following graph shows a comparison from August 6, 2004, the first day of trading for our common stock, to December 31, 2008 of cumulative total shareholder return, calculated on a dividend reinvested basis, for our company, the S&P 500 Stock Index, or the S&P 500, and the National Association of Real Estate Investment Trusts, Inc. Equity REIT Total Return Index, or the Industry Index, which includes all tax-qualified equity REITs listed on the NYSE. The graph assumes $100 was invested in each of our company's common stock, the S&P 500 and the Industry Index on August 6, 2004. Data points on the graph are annual. Note that historic stock price performance is not necessarily indicative of future stock price performance.


Cumulative Total Shareholder Return
BioMed Realty Trust, Inc.
S&P 500
NAREIT All Equity REIT Index
Index Value
250
225
200
175
150
125
100
75
50
8/6/04
12/31/04
12/31/05
12/31/06
12/31/07
12/31/08

Source: SNL Financial LC

Item 6. ***Selected Financial Data***

The following sets forth selected consolidated financial and operating information for BioMed Realty Trust, Inc. and for 201 Industrial Road, L.P., our predecessor, which are derived from our audited consolidated financial statements. We have not presented historical information for BioMed Realty Trust, Inc. prior to August 11, 2004, the date on which we consummated our initial public offering, because during the period from our formation until our initial public offering, we did not have material corporate activity. The following data should be read in conjunction with our consolidated financial statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in Item 7 of this report.

BIOMED REALTY TRUST, INC. AND BIOMED REALTY TRUST, INC. PREDECESSOR
(Dollars in thousands, except share data)

	BioMed Realty Trust, Inc.					Predecessor
	Year Ended December 31,				Period August 11, 2004 through December 31, 2004	Period January 1, 2004 through August 17, 2004
	2008	2007	2006	2005		
Statements of Income:						
Revenues:						
Total revenues	$ 301,973	$ 266,109	$ 218,735	$ 138,784	$ 28,654	$ 3,714
Expenses:						
Rental operations and real estate taxes	84,729	71,142	60,999	46,358	11,619	353
Depreciation and amortization	84,227	72,202	65,063	39,378	7,853	600
General and administrative	22,834	21,870	18,085	13,278	3,130	—
Total expenses	191,790	165,214	144,147	99,014	22,602	953
Income from operations	110,183	100,895	74,588	39,770	6,052	2,761
Equity in net (loss)/income of unconsolidated partnerships	(1,200)	(893)	83	119	(11)	—
Interest income	485	990	1,102	1,333	190	—
Interest expense	(39,612)	(27,654)	(40,672)	(23,226)	(1,180)	(1,760)
Loss on derivative instruments	(19,948)	—	—	—	—	—
Gain on extinguishment of debt	17,066	—	—	—	—	—
Income from continuing operations before minority interests	66,974	73,338	35,101	17,996	5,051	1,001
Minority interests in continuing operations of consolidated partnerships	9	(45)	137	267	145	—
Minority interests in continuing operations of operating partnership	(2,086)	(2,412)	(1,670)	(1,271)	(414)	—
Income from continuing operations	64,897	70,881	33,568	16,992	4,782	1,001
Income from discontinued operations before gain on sale of assets and minority interests	—	639	1,542	57	—	—
Gain on sale of real estate assets	—	1,087	—	—	—	—
Minority interests attributable to discontinued operations	—	(74)	(77)	(3)	—	—
Income from discontinued operations	—	1,652	1,465	54	—	—
Net income	64,897	72,533	35,033	17,046	4,782	1,001
Preferred stock dividends	(16,963)	(16,868)	—	—	—	—
Net income available to common stockholders	$ 47,934	$ 55,665	$ 35,033	$ 17,046	$ 4,782	$ 1,001
Income from continuing operations per share available to common stockholders:						
Basic earnings per share	$ 0.67	$ 0.83	$ 0.60	$ 0.44	$ 0.15	—
Diluted earnings per share	$ 0.67	$ 0.83	$ 0.60	$ 0.43	$ 0.15	—
Net income per share available to common stockholders:						
Basic earnings per share	$ 0.67	$ 0.85	$ 0.63	$ 0.44	$ 0.15	—
Diluted earnings per share	$ 0.67	$ 0.85	$ 0.62	$ 0.44	$ 0.15	—
Weighted-average common shares outstanding:						
Basic	71,684,244	65,302,794	55,928,595	38,913,103	30,965,178	—
Diluted	74,831,483	68,269,985	59,018,004	42,091,195	33,767,575	—
Cash dividends declared per common share	$ 1.34	$ 1.24	$ 1.16	$ 1.08	$ 0.4197	—
Cash dividends declared per preferred share	$ 1.84	$ 1.83	—	—	—	—
Balance Sheet Data (at period end):						
Investments in real estate, net	$ 2,957,735	$ 2,805,983	$ 2,457,538	$ 1,129,371	$ 468,530	—
Total assets	3,226,799	3,057,268	2,692,642	1,337,310	581,723	—
Total indebtedness	1,347,306	1,500,787	1,343,356	513,233	102,236	—
Total liabilities	1,597,572	1,653,052	1,458,610	586,162	137,639	—
Minority interests	12,381	17,280	19,319	20,673	22,267	—
Stockholders' equity and partners' capital	1,616,846	1,386,936	1,214,713	730,475	421,817	—
Other Data:						
Cash flows from/(used in)(1):						
Operating activities	115,046	114,965	101,588	54,762	14,497	—
Investing activities	(218,661)	(409,301)	(1,339,463)	(601,805)	(457,218)	—
Financing activities	111,558	282,151	1,243,227	539,486	470,433	—

(1) Cash flow information for 2004 is combined for BioMed Realty Trust, Inc. and our predecessor.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

The following discussion should be read in conjunction with the financial statements and notes thereto appearing elsewhere in this report. We make statements in this section that are forward-looking statements within the meaning of the federal securities laws. For a complete discussion of forward-looking statements, see the section above entitled "Item 1. Business — Forward-Looking Statements." Certain risk factors may cause our actual results, performance or achievements to differ materially from those expressed or implied by the following discussion. For a discussion of such risk factors, see the section above entitled "Item 1A. Risk Factors."

Overview

As used herein, the terms "we," "us," "our" or the "Company" refer to BioMed Realty Trust, Inc., a Maryland corporation, and any of our subsidiaries, including BioMed Realty, L.P., a Maryland limited partnership (our "Operating Partnership"). We operate as a fully integrated, self-administered and self-managed real estate investment trust ("REIT") focused on acquiring, developing, owning, leasing and managing laboratory and office space for the life science industry. Our tenants primarily include biotechnology and pharmaceutical companies, scientific research institutions, government agencies and other entities involved in the life science industry. Our properties are generally located in markets with well established reputations as centers for scientific research, including Boston, San Diego, San Francisco, Seattle, Maryland, Pennsylvania and New York/New Jersey.

We were formed on April 30, 2004 and completed our initial public offering on August 11, 2004.

As of December 31, 2008, our portfolio consisted of 69 properties, representing 112 buildings with an aggregate of approximately 10.4 million rentable square feet, including approximately 1.4 million square feet of development in progress. We also owned undeveloped land parcels adjacent to existing properties that we estimate can support up to approximately 1.4 million rentable square feet of laboratory and office space.

Factors Which May Influence Future Operations

Our long-term corporate strategy is to continue to focus on acquiring, developing, owning, leasing and managing laboratory and office space for the life science industry. As of December 31, 2008, our operating portfolio was 86.9% leased to 115 tenants. As of December 31, 2007, our operating portfolio was 93.8% leased to 112 tenants. The decrease in the overall leasing percentage is a reflection of an increase in the rentable square footage in our operating portfolio, which increased by approximately 830,000 rentable square feet in the year ended December 31, 2008 due to the completion of development or redevelopment activities at a number of properties. Total leased square footage during the same period increased by approximately 261,000 square feet within the operating portfolio.

Leases representing approximately 4.2% of our leased square footage expire during 2009 and leases representing approximately 10.0% of our leased square footage expire during 2010. Our leasing strategy for 2009 focuses on leasing currently vacant space and negotiating renewals for leases scheduled to expire during the year, and identifying new tenants or existing tenants seeking additional space to occupy the spaces for which we are unable to negotiate such renewals. We may proceed with additional new developments, as real estate and capital market conditions permit.

Redevelopment/Development Properties

We are actively engaged in the redevelopment and development of certain properties in our portfolio. We believe that these activities will ultimately result in a return on our additional investment once the redevelopment and development activities have been completed and the properties are leased. However, redevelopment and development activities involve inherent risks and assumptions relating to our ability to fully lease the properties. Our objective is that these properties will be fully leased upon completion of the construction activities. However, our ability to fully lease the properties may be adversely affected by changing market conditions, including periods of economic slowdown or recession, rising interest rates, declining demand for life science office and laboratory space, local oversupply of real estate assets, or competition from others, which may diminish our opportunities for leasing the property on favorable terms or at all. In addition, we may fail to retain tenants that have pre-leased our properties, or may face significant monetary penalties, if we do not complete the construction of these properties in a timely manner or to the tenants' specifications. Further, our competitors with greater resources may have more flexibility than we do in their ability to offer rental concessions to attract tenants to their properties, which could put pressure on our ability to attract tenants at rental rates that will provide an expected return on our additional investment in these properties. As a result, we may be unable to fully lease some of our redevelopment/development properties in a timely manner upon the completion of major construction activities.

We also rely on external sources of debt and equity funding to provide capital for our redevelopment and development projects. Although we believe that we currently have sufficient borrowing capacity and will be able to obtain additional funding as necessary, we may be unable to obtain financing on favorable terms (or at all) or we may be forced to seek alternative sources of potentially less attractive financing, which may require us to adjust our business and construction plans accordingly. Further, we may spend more time or money than anticipated to redevelop or develop our properties due to delays or refusals in obtaining all necessary zoning, land use, building, occupancy and other required governmental permits and authorizations or other unanticipated delays in the construction.

The following summarizes our consolidated properties under repositioning or redevelopment at December 31, 2008:

Property	Total Property Rentable Square Feet	Percent Leased	Estimated Full In-Service Date(1)
Elliott Avenue	134,989	0.0%	Q1 2010
Pacific Research Center	1,389,517	24.2%	Q2 2009
Total/Weighted-Average	1,524,506	22.1%	

(1) Our estimate of the time in which redevelopment will be substantially complete. We estimate that the projects will be substantially complete and held available for their intended use upon the completion of tenant improvements, but no later than one year from the cessation of major construction activities. We currently estimate that we will invest up to an additional $145.0 million before the redevelopment on these properties is substantially complete.

The following summarizes our consolidated properties under development at December 31, 2008 (portions of certain development properties were delivered to tenants for their intended use during the year ended December 31, 2008):

Property	Estimated Rentable Square Feet	Percent Leased	Investment to Date	Estimated Total Investment	Estimated Full In-Service Date(1)
			(Dollars in thousands)		
Center for Life Science | Boston	704,159	87.1%	$709,200	$720,000	Q1 2009
530 Fairview Avenue	96,188	65.9%	38,500	47,500	Q2 2009
Landmark at Eastview II(2)	360,520	69.2%	85,000	145,000	Q2 2009
Total/Weighted-Average	1,160,867	79.8%	$832,700	$912,500	

(1) Our estimate of the time in which development will be substantially complete. We estimate that the projects will be substantially complete and held available for their intended use upon the completion of tenant improvements, but no later than one year from the cessation of major construction activities.

(2) A previously undeveloped portion of the property was undergoing development as of December 31, 2008 and has been reflected separately from the stabilized portion of the property. However, we have not separated this previously undeveloped portion into a separate property for legal and accounting purposes. Therefore, we still classify the Landmark at Eastview property as a stabilized property although it is also included in our discussion of development properties.

Lease Expirations

The following is a summary of lease expirations over the next ten calendar years for leases in place at December 31, 2008. This table assumes that none of the tenants exercise renewal options or early termination rights, if any, at or prior to the scheduled expirations:

Year of Lease Expiration	Leased Square Feet	Percent of Leased Square Feet	Annualized Base Rent Current	Percent of Annualized Base Rent Current	Annualized Base Rent per Leased Square Foot Current
			(In thousands)		
2009(1)	323,554	4.2%	$ 7,045	2.6%	$21.77
2010(2)	771,082	10.0%	17,861	6.5%	23.16
2011	380,013	4.9%	13,394	4.9%	35.25
2012	469,936	6.1%	11,182	4.1%	23.79
2013	434,141	5.6%	10,218	3.7%	23.54
2014	617,695	8.0%	14,051	5.1%	22.75
2015	84,157	1.1%	2,760	1.0%	32.80
2016	623,067	8.0%	23,803	8.7%	38.20
2017	198,447	2.6%	4,783	1.7%	24.10
2018	1,085,616	14.0%	47,159	17.2%	43.44
Thereafter	2,754,580	35.5%	122,441	44.5%	44.45
Total Portfolio/Weighted-Average	7,742,288	100.0%	$274,697	100.0%	$35.48

(1) Includes current month-to-month leases.

(2) The maturity dates for approximately 192,000 and 100,000 leased square feet originally expiring on August 31, 2010 and December 31, 2010, respectively, were extended through December 31, 2015 pursuant to lease amendments executed with a tenant on January 12, 2009.

The success of our leasing and development strategy will be dependent upon the general economic conditions and more specifically real estate market conditions and life science industry trends in the United States and in our target markets of Boston, San Diego, San Francisco, Seattle, Maryland, Pennsylvania, New York/New Jersey and research parks near or adjacent to universities. We cannot give any assurance that leases will be renewed or that available space will be released at rental rates equal to or above the current contractual rental rates or at all.

Critical Accounting Policies

The preparation of financial statements in conformity with GAAP requires management to use judgment in the application of accounting policies, including making estimates and assumptions. We base our estimates on historical experience and on various other assumptions believed to be reasonable under the circumstances. These judgments affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. If our judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied resulting in a different presentation of our financial statements. On an ongoing basis, we evaluate our estimates and assumptions. In the event estimates or assumptions prove to be different from actual results, adjustments are made in subsequent periods to reflect more current information. Below is a discussion of accounting policies that we consider critical in that they address the most material parts of our financial statements, require complex judgment in their application or require estimates about matters that are inherently uncertain.

Investments in Real Estate

Investments in real estate are carried at depreciated cost. Depreciation and amortization are recorded on a straight-line basis over the estimated useful lives of the assets as follows:

Buildings and improvements	15-40 years
Ground lease	Term of the related lease
Tenant improvements	Shorter of the useful lives or the terms of the related leases
Furniture, fixtures, and equipment	3 to 5 years
Acquired in-place leases	Non-cancelable term of the related lease
Acquired management agreements	Non-cancelable term of the related agreement

Our estimates of useful lives have a direct impact on our net income. If expected useful lives of our investments in real estate were shortened, we would depreciate the assets over a shorter time period, resulting in an increase to depreciation expense and a corresponding decrease to net income on an annual basis.

Management must make significant assumptions in determining the value of assets and liabilities acquired. The use of different assumptions in the allocation of the purchase cost of the acquired properties would affect the timing of recognition of the related revenue and expenses. The fair-value of tangible assets of an acquired property (which includes land, buildings, and improvements) is determined by valuing the property as if it were vacant, and the "as-if-vacant" value is then allocated to land, buildings and improvements based on management's determination of the relative fair-value of these assets. Factors considered by us in performing these analyses include an estimate of the carrying costs during the expected lease-up periods, current market conditions, and costs to execute similar leases. In estimating carrying costs, we include real estate taxes, insurance and other operating expenses, and estimates of lost rental revenue during the expected lease-up periods based on current market demand.

The aggregate value of other acquired intangible assets consisting of acquired in-place leases and acquired management agreements are recorded based on a variety of considerations including, but not necessarily limited to: (a) the value associated with avoiding the cost of originating the acquired in-place leases (i.e. the market cost to execute a lease, including leasing commissions and legal fees, if any); (b) the value associated with lost revenue related to tenant reimbursable operating costs estimated to be incurred during the assumed lease-up period (i.e. real estate taxes and insurance); and (c) the value associated with lost rental revenue from existing leases during the assumed lease-up period. The fair-value assigned to the acquired management agreements are recorded at the present value (using a discount rate which reflects the risks associated with the management agreements acquired) of the acquired management agreements with certain tenants of the acquired properties. The values of in-place leases and management agreements are amortized to expense over the remaining non-cancelable period of the respective leases or agreements. If a lease were to be terminated or if termination is determined to be likely (e.g., in the case of a tenant bankruptcy) prior to its contractual expiration, amortization of all unamortized amounts related to that lease would be accelerated and such amounts written off.

Costs incurred in connection with the acquisition, development or construction of properties and improvements are capitalized. Capitalized costs include pre-construction costs essential to the development of the property, development costs, construction costs, interest costs, real estate taxes, salaries and related costs and other direct costs incurred during the period of development. We capitalize costs on land and buildings under development until construction is substantially complete and the property is held available for occupancy. The determination of when a development project is substantially complete and when capitalization must cease involves a degree of judgment. We consider a construction project as substantially complete and held available for occupancy upon the completion of landlord-owned tenant improvements or when the lessee takes possession of the unimproved space for construction of its own improvements, but no later than one year from cessation of major construction activity. We cease capitalization on the portion substantially completed and occupied or held available for occupancy, and capitalize only those costs associated with any remaining portion under construction. Capitalized costs associated with unsuccessful acquisitions are charged to expense when an acquisition is no longer considered probable.

Repair and maintenance costs are charged to expense as incurred and significant replacements and betterments are capitalized. Repairs and maintenance costs include all costs that do not extend the useful life of an asset or increase its operating efficiency. Significant replacement and betterments represent costs that extend an asset's useful life or increase its operating efficiency.

When circumstances such as adverse market conditions indicate a possible impairment of the value of a property, we review the recoverability of the property's carrying value. The review of recoverability is based on an estimate of the future undiscounted cash flows (excluding interest charges) expected to result from the long-lived asset's use and eventual disposition. These cash flows consider factors such as expected future operating income, trends and prospects, as well as the effects of leasing demand, competition and other factors. If impairment exists due to the inability to recover the carrying value of a long-lived asset, an impairment loss is recorded to the extent that the carrying value exceeds the estimated fair-value of the property. We are required to make subjective assessments as to whether there are impairments in the values of our investments in long-lived assets. These assessments have a direct impact on our net income because recording an impairment loss results in an immediate negative adjustment to net income. The evaluation of anticipated cash flows is highly subjective and is based in part on assumptions regarding future occupancy, rental rates and capital requirements that could differ materially from actual results in future periods. Although our strategy is to hold our properties over the long-term, if our strategy changes or market conditions otherwise dictate an earlier sale date, an impairment loss may be recognized to reduce the property to the lower of the carrying amount or fair-value less costs to sell, and such loss could be material. If we determine that impairment has occurred, the affected assets must be reduced to their fair-value.

Revenue Recognition

We commence revenue recognition on our leases based on a number of factors. In most cases, revenue recognition under a lease begins when the lessee takes possession of or controls the physical use of the leased asset. Generally, this occurs on the lease commencement date. In determining what constitutes the leased asset, we evaluate whether we or the lessee is the owner, for accounting purposes, of the tenant improvements. If we are the owner, for accounting purposes, of the tenant improvements, then the leased asset is the finished space and revenue recognition begins when the lessee takes possession of the finished space, typically when the improvements are substantially complete. If we conclude that we are not the owner, for accounting purposes, of the tenant improvements (the lessee is the owner), then the leased asset is the unimproved space and any tenant improvement allowances funded under the lease are treated as lease incentives, which reduce revenue recognized on a straight-line basis over the remaining non-cancelable term of the respective lease. In these circumstances, we begin revenue recognition when the lessee takes possession of the unimproved space for the lessee to construct improvements. The determination of who is the owner, for accounting purposes, of the tenant improvements determines the nature of the leased asset and when revenue recognition under a lease begins. We consider a number of different factors to evaluate whether we or the lessee is the owner of the tenant improvements for accounting purposes. These factors include:

- whether the lease stipulates how and on what a tenant improvement allowance may be spent;
- whether the tenant or landlord retain legal title to the improvements;
- the uniqueness of the improvements;
- the expected economic life of the tenant improvements relative to the length of the lease;
- the responsible party for construction cost overruns; and
- who constructs or directs the construction of the improvements.

The determination of who owns the tenant improvements, for accounting purposes, is subject to significant judgment. In making that determination we consider all of the above factors. However, no one factor is determinative in reaching a conclusion.

All leases are classified as operating leases and minimum rents are recognized on a straight-line basis over the term of the related lease. The excess of rents recognized over amounts contractually due pursuant to the underlying leases is included in accrued straight-line rents on the accompanying consolidated balance sheets and contractually due but unpaid rents are included in accounts receivable. Existing leases at acquired properties are reviewed at the time of acquisition to determine if contractual rents are above or below current market rents for the acquired property. An identifiable lease intangible asset or liability is recorded based on the present value (using a discount rate that reflects the risks associated with the acquired leases) of the difference between (1) the contractual amounts to be paid pursuant to the in-place leases and (2) our estimate of the fair market lease rates for the corresponding in-place leases at acquisition, measured over a period equal to the remaining non-cancelable term of the leases and any fixed rate renewal periods. The capitalized above-market lease values are amortized as a reduction of rental income over the remaining non-cancelable terms of the respective leases. The capitalized below-market lease values are amortized as an increase to rental income over the remaining non-cancelable terms of the respective leases. If a lease were to be terminated or if termination were determined to be likely (e.g., in the case of a tenant bankruptcy) prior to its contractual expiration, amortization of the related unamortized above or below market lease intangible would be accelerated and such amounts written off.

Substantially all rental operations expenses, consisting of real estate taxes, insurance and common area maintenance costs are recoverable from tenants under the terms of our lease agreements. Amounts recovered are dependent on several factors, including occupancy and lease terms. Tenant recovery revenue is recognized in the period the expenses are incurred. The reimbursements are recognized and presented in accordance with Emerging Issues Tax Force Issue ("EITF") No. 99-19, *Reporting Revenue Gross as a Principal versus Net as an Agent* ("EITF 99-19"). EITF 99-19 requires that these reimbursements be recorded gross, as the Company is generally the primary obligor with respect to purchasing goods and services from third-party suppliers, has discretion in selecting the supplier and bears the credit risk.

Lease termination fees are recognized when the related leases are canceled, collectability is assured, and we have no continuing obligation to provide space to former tenants.

We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of tenants to make required rent and tenant recovery payments or defaults. We may also maintain an allowance for accrued straight-line rents and amounts due from lease terminations based on our assessment of the collectability of the balance.

Payments received under master lease agreements entered into with the sellers of properties to lease space that was not producing rent at the time of the acquisition are recorded as a reduction to buildings and improvements rather than as rental income in accordance with EITF 85-27, *Recognition of Receipts from Made-Up Rental Shortfalls.*

Investments in Partnerships

We evaluate our investments in limited liability companies and partnerships under Financial Accounting Standards Board ("FASB") Interpretation No. 46 (revised December 2003), *Consolidation of Variable Interest Entities* ("FIN 46R"), an interpretation of Accounting Research Bulletin No. 51, *Consolidated Financial Statements.* FIN 46R provides guidance on the identification of entities for which control is achieved through means other than voting rights ("variable interest entities") and the determination of which business enterprise should consolidate the variable interest entity (the "primary beneficiary"). Generally, FIN 46R applies when either (1) the equity investors (if any) lack one or more of the essential characteristics of a controlling financial interest, (2) the equity investment at risk is insufficient to finance that entity's activities without additional subordinated financial support or (3) the equity investors have voting rights that are not proportionate to their economic interests and the activities of the entity involve or are conducted on behalf of an investor with a disproportionately small voting interest.

If FIN 46R does not apply, we consider EITF Issue No. 04-5, *Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights* ("EITF 04-5"), which provides guidance in determining whether a general partner controls a limited partnership. EITF 04-5 states that the general partner in a limited partnership is presumed to control that limited partnership. The presumption may be overcome if the limited partners have either (1) the substantive ability to dissolve the limited partnership or otherwise remove the general partner without cause or (2) substantive participating rights, which provide the limited partners with the ability to effectively participate in significant decisions that would be expected to be made in the ordinary course of the limited partnership's business and thereby preclude the general partner from exercising unilateral control over the partnership. If the criteria in EITF 04-5 are met, the consolidation of the partnership or limited liability company is required.

Except for investments that are consolidated in accordance with FIN 46R or EITF 04-5, we account for investments in entities over which we exercise significant influence, but do not control, under the equity method of accounting. These investments are recorded initially at cost and subsequently adjusted for equity in earnings and cash contributions and distributions. Under the equity method of accounting, our net equity in the investment is reflected in the consolidated balance sheets and our share of net income or loss is included in our consolidated statements of income.

On a periodic basis, we assess whether there are any indicators that the carrying value of our investments in partnerships or limited liability companies may be impaired on a more than temporary basis. An investment is impaired only if our estimate of the fair-value of the investment is less than the carrying value of the investment on a more than temporary basis. To the extent impairment has occurred, the loss shall be measured as the excess of the carrying value of the investment over the fair-value of the investment.

Assets and Liabilities Measured at Fair-Value

On January 1, 2008, we adopted SFAS No. 157, *Fair Value Measurements* ("SFAS 157"), which defines fair-value, establishes a framework for measuring fair-value, and expands disclosures about fair-value measurements. SFAS 157 applies to reported balances that are required or permitted to be measured at fair-value under existing accounting pronouncements; accordingly, the standard does not require any new fair-value measurements of reported balances. As of December 31, 2008, we have applied the provisions of SFAS 157 to the valuation of our interest rate swaps, which are the only financial instruments measured at fair-value on a recurring basis.

On January 1, 2008, we adopted SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities*, which permits companies to choose to measure certain financial instruments and other items at fair-value in order to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently. However, we have not elected to measure any additional financial instruments and other items at fair-value (other than those previously required under other GAAP rules or standards) under the provisions of this standard.

SFAS 157 emphasizes that fair-value is a market-based measurement, not an entity-specific measurement. Therefore, a fair-value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair-value measurements, SFAS 157 establishes a fair-value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within Levels 1 and 2 of the hierarchy) and the reporting entity's own assumptions about market participant assumptions (unobservable inputs classified within Level 3 of the hierarchy).

Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that we have the ability to access. Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability (other than quoted prices), such as interest rates, foreign exchange rates, and yield curves that are observable at commonly quoted intervals. Level 3 inputs are unobservable inputs for the asset or liability, which are typically based on an entity's own assumptions, as there is little, if any, related market activity. In instances where the determination of the fair-value measurement is based on inputs from different levels of the fair-value hierarchy, the level in the fair-value hierarchy within which the entire fair-value measurement falls is based on the lowest level input that is significant to the fair-value measurement in its entirety. Our assessment of the significance of a particular input to the fair-value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

Currently, we use forward starting and interest rate swaps to manage our interest rate risk. The valuation of these instruments is determined using widely accepted valuation techniques including discounted cash flow analysis on the expected cash flows of each derivative. This analysis reflects the contractual terms of the derivatives, including the period to maturity, and uses observable market-based inputs, including interest rate curves. The fair-values of interest rate swaps are determined using the market standard methodology of netting the discounted future fixed cash receipts (or payments) and the discounted expected variable cash payments (or receipts). The variable cash payments (or receipts) are based on an expectation of future interest rates (forward curves) derived from observable market interest rate curves. To comply with the provisions of SFAS 157, we incorporate credit valuation adjustments to appropriately reflect both our own nonperformance risk and the respective counterparty's nonperformance risk in the fair-value measurements. In adjusting the fair-value of our derivative contracts for the effect of nonperformance risk, we have considered the impact of netting and any applicable credit enhancements, such as collateral postings, thresholds, mutual puts, and guarantees.

Derivative Instruments

We record all derivatives on the balance sheet at fair-value. The accounting for changes in the fair-value of derivatives depends on the intended use of the derivative and the resulting designation. Derivatives used to hedge the exposure to changes in the fair-value of an asset, liability, or firm commitment attributable to a particular risk, such as interest rate risk, are considered fair-value hedges. Derivatives used to hedge the exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges.

For derivatives designated as cash flow hedges, the effective portion of changes in the fair-value of the derivative is initially reported in other comprehensive income (outside of earnings) and subsequently reclassified to earnings when the hedged transaction affects earnings, and the ineffective portion of changes in the fair-value of the derivative is recognized directly in earnings. We assess the effectiveness of each hedging relationship by comparing the changes in cash flows of the derivative hedging instrument with the changes in cash flows of the designated hedged item or transaction.

Our objective in using derivatives is to add stability to interest expense and to manage our exposure to interest rate movements or other identified risks. To accomplish this objective, we use interest rate swaps as part of our cash flow hedging strategy. Interest rate swaps designated as cash flow hedges involve the receipt of variable-rate amounts in exchange for fixed-rate payments over the life of the agreements without exchange of the underlying principal amount. During 2008 and 2007, such derivatives were used to hedge the variable cash flows associated with existing variable-rate debt and future variability in the interest related cash flows from forecasted issuances of debt. We formally document the hedging relationships for all derivative instruments, we have historically accounted for all of our interest rate swap agreements as cash flow hedges, and we have not used derivatives for trading or speculative purposes. At December 31, 2008, the hedging relationships for two of our four forward starting swaps were no longer considered highly effective and we were required to prospectively discontinue hedge accounting for these two swaps under SFAS No. 133, *Accounting for Derivative Investment and Hedging Activities* ("SFAS 133"). See Note 12 to the Consolidated Financial Statements.

Newly Issued Accounting Pronouncements

See Notes to Consolidated Financial Statements included elsewhere herein for disclosure and discussion of new accounting standards.

Results of Operations

The following is a comparison, for the years ended December 31, 2008 and 2007 and for the years ended December 31, 2007 and 2006, of the consolidated operating results of BioMed Realty Trust, Inc.

Comparison of the Year Ended December 31, 2008 to the Year Ended December 31, 2007

The following table sets forth the basis for presenting the historical financial information for same properties (all properties except redevelopment/development, new properties, and corporate and discontinued operations), redevelopment/development properties (properties that were entirely or primarily under redevelopment or development during either of the years ended December 31, 2008 or 2007), new properties (properties that were not owned for each of the full years ended December 31, 2008 and 2007 and were not under redevelopment/

development) and corporate entities (legal entities performing general and administrative functions and fees received from our PREI joint venture joint ventures), in thousands:

	Same Properties		Redevelopment/ Development Properties		New Properties		Corporate	
	2008	2007	2008	2007	2008	2007	2008	2007
Rental	$181,984	$176,664	$30,580	$10,760	$14,965	$8,585	$ (65)	$ (13)
Tenant recoveries	57,963	55,016	11,853	5,583	1,780	966	570	170
Other income	313	516	2	7,182	—	—	2,028	680
Total revenues	$240,260	$232,196	$42,435	$23,525	$16,745	$9,551	$2,533	$837

Rental Revenues. Rental revenues increased $31.5 million to $227.5 million for the year ended December 31, 2008 compared to $196.0 million for the year ended December 31, 2007. The increase was primarily due to acquisitions during 2007 and 2008 and properties that were under redevelopment or development for which partial revenue recognition commenced during 2008 (principally at our Center for Life Science | Boston property), partially offset by properties that generated rental revenues in 2007, which subsequently entered redevelopment. Same property rental revenues increased $5.3 million, or 3.0%, for the year ended December 31, 2008 compared to the same period in 2007. The increase in same property rental revenues was primarily a result of the expansion of an existing lease at our King of Prussia property, new leases at our Landmark at Eastview, Road to the Cure and Phoenixville Pike properties, and inflation-indexed rent increases at other properties, partially offset by lease expirations and early lease terminations.

Tenant Recoveries. Revenues from tenant reimbursements increased $10.5 million to $72.2 million for the year ended December 31, 2008 compared to $61.7 million for the year ended December 31, 2007. The increase was primarily due to the commencement of new leases at a number of properties, increases in utility usage and rates, acquisitions during 2007 and 2008, properties that were under redevelopment or development for which partial revenue recognition commenced during 2008 (principally at our Center for Life Science | Boston property), and an increase in property management fees earned from our PREI joint ventures. Same property tenant recoveries increased $2.9 million, or 5.4%, for the year ended December 31, 2008 compared to the same period in 2007 primarily as a result of net increases in utility usage and other recoverable costs compared to the prior year, partially offset by a change in 2008 at a property at which the tenant began to pay vendors directly for certain recoverable expenses.

Other Income. Other income was $2.3 million for the year ended December 31, 2008 compared to $8.4 million for the year ended December 31, 2007. Other income for the year ended December 31, 2008 was primarily comprised of development fees earned from our PREI joint ventures. Other income for the year ended December 31, 2007 was primarily comprised of $7.7 million of gains on the early termination of leases and fees earned from our PREI joint ventures.

The following table shows operating expenses for same properties, redevelopment/development properties, new properties, and corporate entities, in thousands:

	Same Properties		Redevelopment/ Development Properties		New Properties		Corporate	
	2008	2007	2008	2007	2008	2007	2008	2007
Rental operations	$ 45,860	$ 44,360	$10,593	$ 3,684	$ 2,148	$ 344	$2,999	$2,401
Real estate taxes	18,005	17,369	4,023	2,247	1,151	737	(50)	—
Depreciation and amortization	61,946	61,347	14,008	7,959	8,273	2,896	—	—
Total expenses	$125,811	$123,076	$28,624	$13,890	$11,572	$3,977	$2,949	$2,401

Rental Operations Expense. Rental operations expense increased $10.8 million to $61.6 million for the year ended December 31, 2008 compared to $50.8 million for the year ended December 31, 2007. The increase was primarily due to acquisitions during 2007 and 2008 and properties that were under redevelopment or development for which partial revenue recognition commenced during 2008 (principally at our Center for Life Science | Boston property), partially offset by properties that generated rental revenues in 2007, which subsequently entered redevelopment. Same property rental operations expense increased $1.5 million, or 3.4%, for the year ended December 31, 2008 compared to 2007 primarily due to the hiring of additional property management personnel and related expansion of our operations in 2007 and 2008, and net increases in utility usage and other recoverable costs compared to the same period in the prior year, partially offset by a change in 2008 at a property at which the tenant began to pay vendors directly for certain recoverable expenses.

Real Estate Tax Expense. Real estate tax expense increased $2.7 million to $23.1 million for the year ended December 31, 2008 compared to $20.4 million for the year ended December 31, 2007. The increase was primarily due to acquisitions during 2007 and 2008 and properties that were under redevelopment or development in the prior year for which partial revenue recognition commenced during 2008 (principally at our Center for Life Science | Boston property). Same property real estate tax expense increased $636,000, or 3.7%, for the year ended December 31, 2008 compared to 2007 primarily due to reassessments of the tax basis at certain properties in 2008 and refunds of property taxes in 2007 (reducing property tax expense in 2007), partially offset by a refund received at one property in 2008 and the continued capitalization of property taxes in connection with construction on our Landmark at Eastview II property.

Depreciation and Amortization Expense. Depreciation and amortization expense increased $12.0 million to $84.2 million for the year ended December 31, 2008 compared to $72.2 million for the year ended December 31, 2007. The increase was primarily due to depreciation and amortization expense for the properties acquired in 2007 and 2008 and the commencement of partial operations and recognition of depreciation and amortization expense at certain of our redevelopment and development properties (principally at our Center for Life Science | Boston property), partially offset by the cessation of depreciation on certain properties, or portions thereof, which entered redevelopment in 2007 and 2008.

General and Administrative Expenses. General and administrative expenses increased $964,000 to $22.8 million for the year ended December 31, 2008 compared to $21.9 million for the year ended December 31, 2007. The increase was primarily due to continued growth in the corporate infrastructure necessary to support our expanded property portfolio, additional salary and stock compensation costs associated with the retirement of one of our executive officers, and costs associated with our new corporate headquarters, which was completed in the first quarter of 2008, partially offset by lower bonuses for senior management.

Equity in Net Loss of Unconsolidated Partnerships. Equity in net loss of unconsolidated partnerships increased $307,000 to $1.2 million for the year ended December 31, 2008 compared to $893,000 for the year ended December 31, 2007. The increase was primarily due to cessation of the capitalization of interest and operating expenses at certain properties of our PREI joint ventures that were placed in service in 2008, partially offset by commencement of leases at those properties.

Interest Expense. Interest cost incurred for the year ended December 31, 2008 totaled $80.9 million compared to $84.4 million for the year ended December 31, 2007. Total interest cost incurred decreased primarily as a result of: (a) decreases in borrowings for working capital purposes and (b) decreases in the average interest rate on our outstanding borrowings, partially offset by higher borrowings for development and redevelopment activities.

During the year ended December 31, 2008, we capitalized $41.2 million of interest compared to $56.7 million for the year ended December 31, 2007. The decrease reflects the partial or complete cessation of capitalized interest at our Center for Life Science | Boston, 9865 Towne Centre Drive, and 530 Fairview Avenue development projects and our Pacific Research Center redevelopment project due to the commencement of certain leases at those properties. We expect capitalized interest costs on these and other properties currently under development or redevelopment to decrease as rentable space at these properties are readied for their intended uses through 2009. Net of capitalized interest and the accretion of debt premium, interest expense increased $11.9 million to $39.6 million for the year ended December 31, 2008 compared to $27.7 million for the year ended December 31, 2007. We expect interest expense to continue to increase in 2009 as additional properties currently under development or redevelopment are readied for their intended uses and placed in service, and also due to the adoption of a new accounting pronouncement on January 1, 2009, which will increase the amount of non-cash interest we recognize related to the exchangeable senior notes.

Loss on derivative instruments. We have four forward starting swaps that were acquired to mitigate our exposure to the variability in expected future cash flows attributable to changes in future interest rates associated with a forecasted issuance of fixed rate debt by April 30, 2009. Such fixed rate debt was generally expected to be issued in connection with a refinancing of our secured construction loan. The four forward starting swaps had an aggregate notional value of $450.0 million. At December 31, 2008, the hedging relationships for two of our four forward starting swaps, with an aggregate notional amount of $150.0 million, were no longer considered highly effective as the expectation of forecasted interest payments had changed, and we were required to prospectively discontinue hedge accounting for these two swaps. As a result, a portion of the unrealized losses related to these forward starting swaps previously included in accumulated other comprehensive loss, totaling $18.2 million, was reclassified to the consolidated income statement as loss on derivative instruments in the fourth quarter of 2008. Prospective changes in the fair-value of these two swaps will be recorded in the consolidated income statements through the date the swaps are settled. The loss on derivative instruments for the year ended December 31, 2008 also includes approximately $1.8 million of hedge ineffectiveness on cash flow hedges due to mismatches in forecasted debt issuance dates, maturity dates and interest rate reset dates of the interest rate and forward starting swaps and related debt.

Gain on Extinguishment of Debt. In November 2008, we repurchased approximately $46.8 million face value of our exchangeable senior notes for approximately $28.8 million. The repurchase resulted in the recognition of a gain on extinguishment of debt of approximately $17.1 million (net of the write-off of approximately $858,000 in deferred loan fees), which is reflected in our consolidated statements of income.

Minority Interests. Minority interests increased $380,000 to $2.1 million for the year ended December 31, 2008 compared to $2.5 million for the year ended December 31, 2007. The increase in minority interests was related to an increase in income before minority interests allocable to minority interests in our Operating Partnership, partially offset by a net loss in minority interests in our consolidated partnerships for the year ended December 31, 2008, compared to net income in minority interests in our consolidated partnerships for the year ended December 31, 2007.

Comparison of the Year Ended December 31, 2007 to the Year Ended December 31, 2006

The following table sets forth the basis for presenting the historical financial information for same properties (all properties except redevelopment/development, new properties, and corporate and discontinued operations), redevelopment/development properties (properties that were entirely or primarily under redevelopment or development during either of the years ended December 31, 2007 or 2006), new properties (properties that were not owned for each of the full years ended December 31, 2007 and 2006 and were not under redevelopment/ development) and corporate entities (legal entities performing general and administrative functions and fees received from our PREI joint ventures), in thousands:

	Same Properties		Redevelopment/ Development Properties		New Properties		Corporate	
	2007	2006	2007	2006	2007	2006	2007	2006
Rental	$109,498	$107,395	$16,957	$21,944	$69,554	$35,176	$(13)	$(28)
Tenant recoveries	48,822	46,798	6,837	5,317	5,906	2,045	170	—
Other income	514	82	7,184	4	—	—	680	2
Total revenues	$158,834	$154,275	$30,978	$27,265	$75,460	$37,221	$837	$(26)

Rental Revenues. Rental revenues increased $31.5 million to $196.0 million for the year ended December 31, 2007 compared to $164.5 million for the year ended December 31, 2006. The increase was primarily due to acquisitions in 2006 and 2007, partially offset by properties that generated revenues during 2006 and subsequently entered into redevelopment. Same property rental revenues increased $2.1 million, or 2.0%, for the year ended December 31, 2007 compared to the same period in 2006. The increase in same property rental revenues was primarily a result of a full year of rental revenues in 2007 for new leases at our 21 Erie Street, Industrial Road, Landmark at Eastview, and 6828 Nancy Ridge Drive properties, partially offset by the loss of rental revenues related to higher vacancy rates at certain properties.

Tenant Recoveries. Revenues from tenant reimbursements increased $7.5 million to $61.7 million for the year ended December 31, 2007 compared to $54.2 million for the year ended December 31, 2006. The increase was primarily due to acquisitions during 2006 and 2007 and redevelopment properties that were placed in service in 2007. Same property tenant recoveries increased $2.0 million, or 4.3%, for the year ended December 31, 2007 compared to the same period in 2006 primarily as a result of tenant recoveries for new leases in 2007, partially offset by a decrease in real estate tax expense at certain properties.

Other Income. Other income was $8.4 million for the year ended December 31, 2007 compared to $88,000 for the year ended December 31, 2006. Other income for the year ended December 31, 2007 included $7.7 million of gains on early termination of leases and $739,000 of development fees earned from our PREI joint ventures.

The following table shows operating expenses for same properties, redevelopment/development properties, new properties, and corporate entities, in thousands:

	Same Properties		Redevelopment/ Development Properties		New Properties		Corporate	
	2007	2006	2007	2006	2007	2006	2007	2006
Rental operations	$40,056	$37,360	$ 5,236	$ 2,596	$ 3,096	$ 671	$2,401	$ (4)
Real estate taxes	13,417	15,288	2,896	3,494	4,040	1,594	—	—
Depreciation and amortization	43,465	44,233	10,446	11,929	18,291	8,901	—	—
Total expenses	$96,938	$96,881	$18,578	$18,019	$25,427	$11,166	$2,401	$ (4)

Rental Operations Expense. Rental operations expense increased $10.2 million to $50.8 million for the year ended December 31, 2007 compared to $40.6 million for the year ended December 31, 2006. The increase was primarily due to the inclusion of rental operations expense for acquired and redevelopment properties (net of amounts capitalized) during 2006 and 2007 and an increase in same property rental operations expense of $2.7 million, or 7.2%, for the year ended December 31, 2007 compared to 2006. The increase in same property rental operations expense is primarily due to the hiring of additional property management personnel and related expansion of our operations in 2006 and 2007 and increased operating expenses at certain properties.

Real Estate Tax Expense. Real estate tax expense was $20.4 million for the years ended December 31, 2007 and 2006. Real estate tax expense increased as a result of the inclusion of property taxes for the properties acquired in 2006 and 2007, but was offset by a decrease in same property real estate tax expense of $1.9 million, or 12.2%, for the year ended December 31, 2007 compared to the same period in 2006. The decrease in same property real estate tax expense is primarily due to the capitalization of property taxes in connection with properties that were operating in 2006 and subsequently entered into redevelopment, the development of new buildings on a portion of our Landmark at Eastview property, and a reassessment of property taxes due to successful appeals at certain of our properties.

Depreciation and Amortization Expense. Depreciation and amortization expense increased $7.1 million to $72.2 million for the year ended December 31, 2007 compared to $65.1 million for the year ended December 31, 2006. The increase was primarily due to the inclusion of depreciation and amortization expense for properties acquired in 2006 and 2007 and the acceleration of depreciation on assets related to an early lease termination in the amount of $1.6 million, which is included as a redevelopment property. The increase was partially offset by the cessation of depreciation on certain properties, or portions thereof, currently under redevelopment, and the full amortization of acquired intangible assets in 2007 and 2006 at certain properties.

General and Administrative Expenses. General and administrative expenses increased $3.8 million to $21.9 million for the year ended December 31, 2007 compared to $18.1 million for the year ended December 31, 2006. The increase was primarily due to growth in the corporate infrastructure necessary to support our expanded property portfolio and an increase in stock compensation costs resulting from increased stock awards to employees and the vesting of restricted stock from previous years during 2007.

Equity in Net (Loss)/Income of Unconsolidated Partnerships. Equity in net (loss)/income of unconsolidated partnerships decreased $976,000 to a loss of ($893,000) for the year ended December 31, 2007 compared to income of $83,000 for the year ended December 31, 2006. The decrease was primarily due to our proportionate share of the losses generated by our PREI joint ventures since formation in April 2007, offset by our allocation of the net income in the McKellar Court partnership for the year ended December 31, 2007.

Interest Expense. Interest cost incurred for the year ended December 31, 2007 totaled $84.4 million compared to $48.3 million for the year ended December 31, 2006. Total interest cost incurred increased primarily as a result of higher borrowings for development and redevelopment activities, partially offset by decreases in borrowings for working capital purposes and decreases in the average interest rate on our outstanding borrowings. During the year ended December 31, 2007, we capitalized $56.7 million of interest compared to $7.6 million for the year ended December 31, 2006. The increase in capitalized interest reflects our increased development and redevelopment activities. Capitalized interest for the year ended December 31, 2007 was primarily comprised of amounts relating to our Center for Life Science | Boston development and Pacific Research Center redevelopment projects, which were acquired on November 17, 2006 and July 11, 2006, respectively. Net of capitalized interest and the accretion of debt premium, interest expense decreased $13.0 million to $27.7 million for the year ended December 31, 2007 compared to $40.7 million for the year ended December 31, 2006.

Minority Interests. Minority interests increased $908,000 to ($2.5) million for the year ended December 31, 2007 compared to ($1.6) million for year ended December 31, 2006. The increase in minority interests was related to an increase in income before minority interests allocable to minority interests in our Operating Partnership and net income in minority interests in our consolidated partnerships for the year ended December 31, 2007 compared to net losses in minority interests in our consolidated partnerships for the year ended December 31, 2006.

Discontinued Operations. In May 2007, we completed the sale of our Colorow property and recognized a gain upon closing of approximately $1.1 million. The results of operations and gain on sale of the property have been reported as discontinued operations in the consolidated statements of income for all periods presented. Income from discontinued operations was approximately $1.7 million for the year ended December 31, 2007 (representing the results of operations through the date of sale in May and the gain on sale of $1.1 million) compared to income of $1.5 million from discontinued operations for the year ended December 31, 2006.

Cash Flows

The following summary discussion of our cash flows is based on the consolidated statements of cash flows in "Item 8. Financial Statements and Supplementary Data" and is not meant to be an all inclusive discussion of the changes in our cash flows for the periods presented below (in thousands):

	Year Ended December 31,		
	2008	**2007**	**2006**
Net cash provided by operating activities	$ 115,046	$ 114,965	$ 101,588
Net cash used in investing activities	(218,661)	(409,301)	(1,339,463)
Net cash provided by financing activities	111,558	282,151	1,243,227
Ending cash and cash equivalents balance	21,422	13,479	25,664

Comparison of the Year Ended December 31, 2008 to the Year Ended December 31, 2007

Net cash provided by operating activities was $115.0 million for the years ended December 31, 2008 and 2007. Net cash provided by operating activities increased primarily due to the increases in operating income before depreciation, amortization and gain on extinguishment of debt, and loss on derivative instruments, which was offset by changes in operating assets and liabilities.

Net cash used in investing activities decreased $190.6 million to $218.7 million for the year ended December 31, 2008 compared to $409.3 million for the year ended December 31, 2007. The decrease was primarily due to fewer property acquisitions, including those acquired through investments in unconsolidated partnerships, and an increase in proceeds from the sale of real estate assets, partially offset by investments in non-real estate assets (primarily related to our relocation to a new corporate headquarters).

Net cash provided by financing activities decreased $170.6 million to $111.6 million for the year ended December 31, 2008 compared to $282.2 million for the year ended December 31, 2007. The decrease primarily reflects reduced financing requirements due to reduced acquisition activity. Cash was generated from the sale of common stock during the year ended December 31, 2008 and was used principally to pay down our unsecured line of credit. In addition, cash from financing activities was provided by our unsecured line of credit and our secured construction loan during the year ended December 31, 2008.

Comparison of the Year Ended December 31, 2007 to the Year Ended December 31, 2006

Net cash provided by operating activities increased $13.4 million to $115.0 million for the year ended December 31, 2007 compared to $101.6 million for the year ended December 31, 2006. The increase was primarily due to the increases in operating income before depreciation and amortization, partially offset by changes in operating assets and liabilities.

Net cash used in investing activities decreased $930.2 million to $409.3 million for the year ended December 31, 2007 compared to $1.3 billion for the year ended December 31, 2006. The decrease reflects a decrease in the cash used to acquire investments in real estate and related intangible assets (reflecting reduced acquisition activity) and cash received as proceeds from the sale of a property, partially offset by cash used for the purchases of interests in unconsolidated partnerships and funds held in escrow for acquisitions at December 31, 2007.

Net cash provided by financing activities decreased $961.1 million to $282.2 million for the year ended December 31, 2007 compared to $1.2 billion for the year ended December 31, 2006. The decrease reflects reduced financing requirements due to reduced acquisition activity, as well as an increase in dividends paid to common and preferred stockholders. Cash generated from the sale of preferred stock during the year ended December 31, 2007 was used principally to pay down the unsecured line of credit. In addition, cash from financing activities was provided by our unsecured line of credit and our secured construction loan during the year ended December 31, 2007.

Liquidity and Capital Resources

Our short-term liquidity requirements consist primarily of funds to pay for future distributions expected to be paid to our stockholders, swap settlements, operating expenses and other expenditures directly associated with our properties, interest expense and scheduled principal payments on outstanding mortgage indebtedness, general and administrative expenses, capital expenditures, tenant improvements and leasing commissions. Debt maturities through 2009 include our secured construction loan and the secured acquisition and interim loan facility held by our PREI joint ventures, in which we own a 20% interest and are responsible for 20% of the associated debt, with outstanding balances of $507.1 million and $364.1 million, respectively, as of December 31, 2008. The secured construction loan matures in November 2009, but we may extend the maturity date for one year through November 16, 2010 after satisfying certain conditions and payment of an extension fee. The secured acquisition and interim loan facility originally matured in April 2009, but a portion of the facility was refinanced on February 11, 2009, with a new maturity date of February 10, 2011. We also have four forward starting swaps that will require cash settlement on or before April 30, 2009. Based upon the fair-values of the forward starting swaps as of December 31, 2008, such cash settlement would require us to pay the counterparties approximately $34.3 million for the $150.0 million notional amount swap with a Strike Rate of 5.162%, $11.4 million for the $50.0 million notional amount swap with a Strike Rate of 5.167%, $22.9 million for the $100.0 million notional amount swap with a Strike Rate of 5.167% and $34.2 million for the $150.0 million notional amount swap with a Strike Rate of 5.152%, which total $102.9 million. However, the actual cash settlement amounts will depend on the values of the forward starting swaps at the dates they are settled and the actual cash settlement amounts may vary significantly from these amounts. See Note 12 to the consolidated financial statements for a discussion of the accounting for the forward starting swaps. If we are required to make cash payments to the counterparties under our forward starting swaps upon settlement, we plan to utilize a portion of our unsecured line of credit to finance those payments. However, given the current economic conditions, including, but not limited to, the credit crisis and related turmoil in the global financial system, one or more of our lenders under our unsecured line of credit may default on their obligations to make capital available to us. In addition, if that occurs, we may not be able to access alternative sources of liquidity needed to settle these forward starting swaps when required to do so.

Our long-term liquidity requirements consist primarily of funds to pay for scheduled debt maturities, construction obligations, renovations, expansions, capital commitments and other non-recurring capital expenditures that need to be made periodically, and the costs associated with acquisitions of properties that we pursue.

We expect to satisfy our short-term liquidity requirements through our existing working capital and cash provided by our operations, long-term secured and unsecured indebtedness, the issuance of additional equity or debt securities and the use of net proceeds from the disposition of non-strategic assets. Our rental revenues, provided by our leases, generally provide cash inflows to meet our debt service obligations, pay general and administrative expenses, and fund regular distributions. We expect to satisfy our long-term liquidity requirements through our existing working capital, cash provided by operations, long-term secured and unsecured indebtedness, the issuance of additional equity or debt securities and the use of net proceeds from the disposition of non-strategic assets. We also expect to use funds available under our unsecured line of credit to finance acquisition and development activities and capital expenditures on an interim basis. Continued uncertainty in the credit markets may negatively impact our ability to access additional debt financing or to refinance existing debt maturities on favorable terms (or at all), which may negatively affect our ability to make acquisitions and fund current and future development and redevelopment projects. In addition, the financial positions of the lenders under our credit facilities may worsen to the point that they default on their obligations to make available to us the funds under those facilities. A prolonged downturn in the credit markets may cause us to seek alternative sources of potentially less attractive financing, and may require us to adjust our business plans accordingly.

On February 11, 2009, our PREI joint ventures jointly refinanced the outstanding balance of the secured acquisition and interim loan facility, or approximately $364.1 million, with the proceeds of a new loan totaling $203.3 million and members' capital contributions funding the balance due. The new loan bears interest at a rate equal to, at the option of our PREI joint ventures, either (1) reserve adjusted LIBOR plus 350 basis points or (2) the higher of (a) the prime rate then in effect, (b) the federal funds rate then in effect plus 50 basis points or (c) one-month LIBOR plus 450 basis points, and requires interest only monthly payments until the maturity date, February 10, 2011. The loan includes certain restrictions and covenants that limit, among other things, the incurrence of additional indebtedness and liens at our PREI joint ventures. In addition, our PREI joint ventures may extend the maturity date of the secured acquisition and interim loan facility to February 10, 2012 after satisfying certain conditions and paying an extension fee based on the then current facility commitment.

We are presently in discussions with various financial institutions regarding the refinancing of our secured construction loan in an effort to complete a refinancing by June 30, 2009. Given current uncertainty in the credit markets there are no assurances that we will be able to complete a refinancing in this time frame. We believe we can refinance at least $400.0 million of the current loan balance with new fixed rate, term debt in either a single transaction or a series of transactions. We may be required to refinance amounts in excess of $400.0 million, which could require us to obtain other secured or unsecured financing, draw on our unsecured line of credit or both to fund the excess. Although we are making efforts to complete a refinancing by June 30, 2009, the loan does not mature until November 2009. Further, we may extend the maturity date for one year through November 16, 2010 after satisfying certain conditions and payment of an extension fee.

Under the rules adopted by the Securities and Exchange Commission regarding registration and offering procedures, if we meet the definition of a "well-known seasoned issuer" under Rule 405 of the Securities Act, we are permitted to file an automatic shelf registration statement that will be immediately effective upon filing. On September 15, 2006, we filed such an automatic shelf registration statement, which may permit us, from time to time, to offer and sell debt securities, common stock, preferred stock, warrants and other securities to the extent necessary or advisable to meet our liquidity needs.

On April 22, 2008, we completed the issuance of 6,129,000 shares of common stock, including the exercise of an over-allotment option of 429,000 shares, resulting in net proceeds of approximately $149.6 million, after deducting the underwriter's discount and commissions and offering expenses. The net proceeds to us were utilized to repay a portion of the outstanding indebtedness on the unsecured line of credit and for other general corporate and working capital purposes.

On October 3, 2008, we sold a portion of the parking spaces at our Center for Life Science | Boston garage for approximately $28.8 million pursuant to an agreement we assumed in connection with the acquisition of the property in November 2006.

On October 6, 2008, we completed the issuance of 8,625,000 shares of common stock, including the exercise of an over-allotment option of 1,125,000 shares, resulting in net proceeds of approximately $212.4 million, after deducting the underwriter's discount and commissions and offering expenses. The net proceeds to us were utilized to repay a portion of the outstanding indebtedness on the unsecured line of credit and for other general corporate and working capital purposes.

In November 2008, we completed the repurchase of approximately $46.8 million face value of our exchangeable senior notes for approximately $28.8 million.

Our total capitalization at December 31, 2008 was approximately $2.6 billion and was comprised of the following:

	Shares/Units at December 31, 2008	Aggregate Principal Amount or Dollar Value Equivalent	Percent of Total Capitalization
		(In thousands)	
Debt:			
Mortgage notes payable(1)		$ 353,161	13.7%
Secured construction loan		507,128	19.8%
Secured term loan		250,000	9.8%
Exchangeable notes		128,250	5.0%
Unsecured line of credit		108,767	4.2%
Total debt		1,347,306	52.5%
Equity:			
Common shares outstanding(2)	80,757,421	946,477	36.9%
7.375% Series A Preferred shares outstanding(3)	9,200,000	230,000	9.0%
Operating partnership units outstanding(4)	2,795,364	32,762	1.3%
LTIP units outstanding(4)	640,150	7,503	0.3%
Total equity		1,216,742	47.5%
Total capitalization		$2,564,048	100.0%

(1) Amount includes debt premiums of $8.8 million recorded upon the assumption of the outstanding indebtedness in connection with our purchase of the corresponding properties.

(2) Based on the market closing price of our common stock of $11.72 per share on the last trading day of the year (December 31, 2008).

(3) Based on the liquidation preference of $25.00 per share for our 7.375% Series A preferred stock.

(4) Our partnership and LTIP units are each individually convertible into one share of common stock at the market closing price of our common stock of $11.72 per share on the last trading day of the year (December 31, 2008).

Our board of directors has adopted a policy of targeting our indebtedness at approximately 50% of our total asset book value. At December 31, 2008, the ratio of debt to total asset book value was approximately 41.8%. However, our board of directors may from time to time modify our debt policy in light of current economic or market conditions including, but not limited to, the relative costs of debt and equity capital, market conditions for debt and equity securities and fluctuations in the market price of our common stock. Accordingly, we may increase or decrease our debt to total asset book value ratio beyond the limit described above.

Our second amended and restated unsecured credit agreement provides for a borrowing capacity on our unsecured line of credit of $600.0 million with a maturity date of August 1, 2011. Subject to the administrative agent's reasonable discretion, we may increase the borrowing capacity of the unsecured line of credit to $1.0 billion upon satisfying certain conditions. In addition, we may, in our sole discretion, extend the maturity date of the unsecured line of credit to August 1, 2012 after satisfying certain conditions and paying an extension fee based on the then current facility commitment. The unsecured line of credit bears interest at a floating rate equal to, at our option, either (1) reserve-adjusted LIBOR plus a spread which ranges from 100 to 155 basis points, depending on our leverage, or (2) the higher of (a) the prime rate then in effect plus a spread which ranges from 0 to 25 basis points, or (b) the federal funds rate then in effect plus a spread which ranges from 50 to 75 basis points, in each case, depending on our leverage. We have deferred the loan costs associated with the amendments to the unsecured line of credit, which are being amortized to expense with the unamortized loan costs from the original unsecured line of credit over the remaining term. At December 31, 2008, we had $108.8 million in outstanding borrowings on our unsecured line of credit, with a weighted-average interest rate of 2.4% on the unhedged portion of the outstanding debt of approximately $73.8 million.

Our first amended and restated $250.0 million secured term loan agreement has a maturity date of August 1, 2012 and bears interest at a floating rate equal to, at our option, either (1) reserve-adjusted LIBOR plus 165 basis points or (2) the higher of (a) the prime rate then in effect plus 25 basis points and (b) the federal funds rate then in effect plus 75 basis points. The secured term loan was secured by our interests in twelve of our properties as of December 31, 2008, and was also secured by our interest in any distributions from these properties, a pledge of the equity interests in a subsidiary owning one of these properties, and a pledge of the equity interests in a subsidiary owning an interest in another of these properties. At December 31, 2008, we had $250.0 million in outstanding borrowings on our secured term loan.

The terms of the credit agreements for the unsecured line of credit and secured term loan include certain restrictions and covenants, which limit, among other things, the payment of dividends and the incurrence of additional indebtedness and liens. The terms also require compliance with financial ratios relating to the minimum amounts of net worth, fixed charge coverage, unsecured debt service coverage, the maximum amount of secured, and secured recourse indebtedness, leverage ratio and certain investment limitations. The dividend restriction referred to above provides that, except to enable us to continue to qualify as a REIT for federal income tax purposes, we will not make distributions with respect to common stock or other equity interests in an aggregate amount for the preceding four fiscal quarters in excess of 95% of funds from operations, as defined, for such period, subject to other adjustments. We believe that we were in compliance with the covenants as of December 31, 2008.

A summary of our outstanding consolidated mortgage notes payable as of December 31, 2008 and 2007 is as follows (in thousands):

	Stated Fixed Interest Rate	Effective Interest Rate	Principal Balance December 31, 2008	Principal Balance December 31, 2007	Maturity Date
Ardentech Court	7.25%	5.06%	$ 4,464	$ 4,564	July 1, 2012
Bayshore Boulevard	4.55%	4.55%	14,923	15,335	January 1, 2010
Bridgeview Technology Park I	8.07%	5.04%	11,384	11,508	January 1, 2011
Eisenhower Road	5.80%	4.63%	—	2,113	May 5, 2008
40 Erie Street	7.34%	4.90%	—	17,625	August 1, 2008
500 Kendall Street (Kendall D)	6.38%	5.45%	67,810	69,437	December 1, 2018
Lucent Drive	5.50%	5.50%	5,341	5,543	January 21, 2015
Monte Villa Parkway	4.55%	4.55%	9,084	9,336	January 1, 2010
6828 Nancy Ridge Drive	7.15%	5.38%	6,694	6,785	September 1, 2012
Road to the Cure	6.70%	5.78%	15,200	15,427	January 31, 2014
Science Center Drive	7.65%	5.04%	11,148	11,301	July 1, 2011
Shady Grove Road	5.97%	5.97%	147,000	147,000	September 1, 2016
Sidney Street	7.23%	5.11%	29,184	29,986	June 1, 2012
9885 Towne Centre Drive	4.55%	4.55%	20,749	21,323	January 1, 2010
900 Uniqema Boulevard	8.61%	5.61%	1,357	1,509	May 1, 2015
			344,338	368,792	
Unamortized premiums			8,823	10,888	
			$353,161	$379,680	

Premiums were recorded upon assumption of the mortgage notes payable at the time of the related acquisition to account for above-market interest rates. Amortization of these premiums is recorded as a reduction to interest expense over the remaining term of the respective note using a method that approximates the effective-interest method.

As of December 31, 2008, principal payments due for our indebtedness (mortgage notes payable excluding debt premium of $8.8 million, secured term loan, secured construction loan, the exchangeable senior notes, and unsecured line of credit, excluding our proportionate share of the indebtedness of our unconsolidated partnerships) were as follows (in thousands):

2009	$ 512,154
2010	47,446
2011	134,988
2012	291,421
2013	4,862
Thereafter(1)	347,612
	$1,338,483

(1) Includes $128.3 million in principal payments of the exchangeable senior notes based on a contractual maturity date of October 1, 2026.

We are a party to three interest rate swaps, which hedge the risk of increase in interest rates on our variable rate debt. In addition, in connection with entering into the acquisition and construction loan secured by our Center for Life Science | Boston property, we entered into four forward starting swap agreements, which had the effect of fixing the interest rate on the long-term debt that was expected to replace the secured construction loan. We record all derivatives on the balance sheet at fair-value. The accounting for changes in the fair-value of derivatives depends on the intended use of the derivative and the resulting designation. Derivatives used to hedge the exposure to changes in the fair-value of an asset, liability, or firm commitment attributable to a particular risk, such as interest rate risk, are considered fair-value hedges. Derivatives used to hedge the exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges.

For derivatives designated as cash flow hedges, the effective portion of changes in the fair-value of the derivative is initially reported in other comprehensive income (outside of earnings) and subsequently reclassified to earnings when the hedged transaction affects earnings, and the ineffective portion of changes in the fair-value of the derivative is recognized directly in earnings. We assess the effectiveness of each hedging relationship by comparing the changes in cash flows of the derivative hedging instrument with the changes in cash flows of the designated hedged item or transaction.

Our objective in using derivatives is to add stability to interest expense and to manage its exposure to interest rate movements or other identified risks. To accomplish this objective, we primarily use interest rate swaps as part of our cash flow hedging strategy. Interest rate swaps designated as cash flow hedges involve the receipt of variable-rate amounts in exchange for fixed-rate payments over the life of the agreements without exchange of the underlying principal amount. During 2008 and 2007, such derivatives were used to hedge the variable cash flows associated with existing variable-rate debt and future variability in the interest related cash flows from forecasted issuances of debt. We formally document the hedging relationships for all derivative instruments, we have historically accounted for all of our interest rate swap agreements as cash flow hedges, and we have not used derivatives for trading or speculative purposes.

As of December 31, 2008, we had four forward starting swaps, with a total notional value of $450.0 million, that were acquired to mitigate our exposure to the variability in expected future cash flows attributable to changes in future interest rates associated with a forecasted issuance of fixed rate debt by April 30, 2009. The forward starting swaps are carried on the accompanying consolidated balance sheets at fair-value, based on the net present value of the expected future cash flows on the swaps. At maturity (mandatory settlement date of April 30, 2009, if not previously settled), we will either (a) receive payment from the counterparties if the accumulated balance is an asset, or (b) make payment to the counterparties if the accumulated balance is a liability with the resulting receipt or payment deferred and amortized as an increase or decrease to interest expense over the term of the forecasted borrowing. Based upon the fair-values of the forward starting swaps as of December 31, 2008, we would be required to pay the counterparties approximately $102.9 million. The actual cash settlement amounts will depend on the values of the forward starting swaps at the dates they are settled and the actual cash settlement amounts may vary significantly from this amount. No initial net investment was made to enter into these agreements.

At December 31, 2008, the hedging relationships for two of the forward starting swaps, with an aggregate notional amount of $150.0 million, were no longer considered highly effective as the expectation of forecasted interest payments had changed, and we were required to prospectively discontinue hedge accounting for these two swaps. As a result, a portion of the unrealized losses related to these forward starting swaps previously included in accumulated other comprehensive loss, totaling $18.2 million, was reclassified to the consolidated income statement as loss on derivative instruments in the fourth quarter of 2008 and the two forward starting swaps are no longer designated as cash flow hedges. Prospective changes in the fair-value of these two swaps will be recorded in the consolidated income statements through the date the swaps are settled.

As of December 31, 2008, we also had three interest rate swaps with an aggregate notional amount of $400.0 million under which at each monthly settlement date we either (1) receive the difference between the Strike Rate and one-month LIBOR if the Strike Rate is less than LIBOR or (2) pay such difference if the Strike Rate is greater than LIBOR. One interest rate swap with a notional amount of $250.0 million hedges our secured term loan. Each of the remaining two interest rate swaps hedges the first interest payments, due on the date that is on or closest after each swap's settlement date, associated with the amount of LIBOR-based debt equal to each swap's notional amount. One of these interest rate swaps has a notional amount of $35.0 million (interest rate of 5.9%, including the applicable credit spread) and is currently intended to hedge interest payments associated with our unsecured line of credit. The remaining interest rate swap has a notional amount of $115.0 million (interest rate of 5.9%, including the applicable credit spread) and is currently intended to hedge interest payments associated with our secured construction loan. No initial investment was made to enter into the interest rate swap agreements.

For the year ended December 31, 2008, approximately $1.8 million of hedge ineffectiveness on cash flow hedges due to mismatches in forecasted debt issuance dates, maturity dates and interest rate reset dates of the interest rate swaps and related debt was recognized in loss on derivative instruments. For the years ended December 31, 2007, and 2006 an immaterial amount of hedge ineffectiveness on cash flow hedges due to mismatches in maturity dates and interest rate reset dates of the interest rate swaps and related debt was recognized in interest expense. If we are unable to complete the refinancing of our secured construction loan by June 30, 2009 or we complete the refinancing by June 30, 2009 but in an amount less than the $300.0 million in notional value associated with the remaining two forward starting swaps designated as cash flow hedges, additional ineffectiveness may occur. The amount of ineffectiveness that we would be required to record will depend on the value of the swaps, the timing of the settlement of the swaps, the amount of debt refinanced and the timing of the refinancing. It is possible that we could be required to recognize an additional material amount of ineffectiveness related to the forward starting swaps.

Amounts reported in accumulated other comprehensive loss related to derivatives will be reclassified to earnings when the hedged transaction affects earnings. The change in net unrealized (loss)/gain on derivative instruments includes reclassifications of net unrealized losses from accumulated other comprehensive loss as (a) an increase to interest expense of $7.1 million and (b) a loss on derivative instruments of $19.9 million for the year ended December 31, 2008. The change in net unrealized (loss)/gain on derivative instruments includes reclassifications of net unrealized gains and losses from accumulated other comprehensive loss as a reduction to interest expense of $3.1 million and $2.3 million for the years ended December 31, 2007, and 2006, respectively. In addition, for the year ended December 31, 2008, approximately $5.1 million of settlement payments relating to our interest rate swaps were deferred in accumulated other comprehensive loss related to our Center for Life Science | Boston, Pacific Research Center, and other properties that had been or are currently under development or redevelopment. During 2009, we estimate that an additional $17.1 million will be reclassified as an increase to interest expense.

The following table provides information with respect to our contractual obligations at December 31, 2008, including maturities and scheduled principal repayments, but excluding related debt premiums. We were not subject to any material capital lease obligations or unconditional purchase obligations as of December 31, 2008.

Obligation	2009	2010-2011	2012-2013	Thereafter	Total
			(In thousands)		
Mortgage notes payable(1)	$ 5,026	$ 73,667	$ 46,283	$219,362	$ 344,338
Secured term loan	—	—	250,000	—	250,000
Secured construction loan(2)	507,128	—	—	—	507,128
Exchangeable senior notes	—	—	—	128,250	128,250
Unsecured line of credit(3)	—	108,767	—	—	108,767
Share of debt of unconsolidated partnerships(4)	72,844	30,848	—	—	103,692
Interest payments on debt obligations(5)	47,738	68,689	45,325	113,015	274,767
Construction projects(6)	29,487	—	—	—	29,487
Tenant obligations(7)	109,075	3,838	—	—	112,913
Lease commissions	1,728	894	—	—	2,622
Forward starting swaps(8)	102,873	—	—	—	102,873
Total	$875,899	$286,703	$341,608	$460,627	$1,964,837

(1) Balance excludes $8.8 million of unamortized debt premium.

(2) The secured construction loan matures on November 16, 2009, but we may extend the maturity date to November 16, 2010 after satisfying certain conditions and paying an additional fee.

(3) The unsecured line of credit matures on August 1, 2011, but we may extend the maturity date of the unsecured line of credit to August 1, 2012 after satisfying certain conditions and paying an extension fee based on the then current facility commitment.

(4) The maturity date of the secured acquisition and interim loan held by our PREI joint ventures was extended by one year to April 3, 2009 in February 2008 (a portion of the secured acquisition and interim loan facility was refinanced on February 11, 2009, with a new maturity date of February 10, 2011).

(5) Interest payments reflect cash payments that are based on the interest rates in effect and debt balances outstanding on December 31, 2008, excluding the effect of the interest rate swaps on the underlying debt.

(6) Balance includes our proportionate share of the remaining construction project obligations of PREI I LLC.

(7) Committed tenant-related obligations based on executed leases as of December 31, 2008.

(8) Balance based upon the fair-values of the forward starting swaps as of December 31, 2008, which would require us to pay the counterparties approximately $102.9 million by the mandatory settlement date of April 30, 2009. However, the actual cash settlement amounts will depend on the values of the forward starting swaps at the dates they are settled and the actual cash settlement amounts may vary significantly from these amounts.

Funds from Operations

We present funds from operations, or FFO, available to common shares and partnership and LTIP units because we consider it an important supplemental measure of our operating performance and believe it is frequently used by securities analysts, investors and other interested parties in the evaluation of REITs, many of which present FFO when reporting their results. FFO is intended to exclude GAAP historical cost depreciation and amortization of real estate and related assets, which assumes that the value of real estate assets diminishes ratably over time. Historically, however, real estate values have risen or fallen with market conditions. Because FFO excludes depreciation and amortization unique to real estate, gains and losses from property dispositions and extraordinary items, it provides a performance measure that, when compared year over year, reflects the impact to operations from trends in occupancy rates, rental rates, operating costs, development activities and interest costs, providing perspective not immediately apparent from net income. We compute FFO in accordance with standards established by the Board of Governors of the National Association of Real Estate Investment Trusts, or NAREIT, in its March 1995 White Paper (as amended in November 1999 and April 2002). As defined by NAREIT, FFO represents net income (computed in accordance with GAAP), excluding gains (or losses) from sales of property, plus real estate related depreciation and amortization (excluding amortization of loan origination costs) and after adjustments for unconsolidated partnerships and joint ventures. Our computation may differ from the methodology for calculating FFO utilized by other equity REITs and, accordingly, may not be comparable to such other REITs. Further, FFO does not represent amounts available for management's discretionary use because of needed capital replacement or expansion, debt service obligations, or other commitments and uncertainties. FFO should not be considered as an alternative to net income (loss) (computed in accordance with GAAP) as an indicator of our financial performance or to cash flow from operating activities (computed in accordance with GAAP) as an indicator of our liquidity, nor is it indicative of funds available to fund our cash needs, including our ability to pay dividends or make distributions.

Our FFO available to common shares and partnership and LTIP units and a reconciliation to net income for the years ended December 31, 2008 and 2007 (in thousands, except share data) was as follows:

	Year Ended December 31, 2008	Year Ended December 31, 2007
Net income available to common stockholders	$ 47,934	$ 55,665
Adjustments:		
Minority interests in operating partnership	2,086	2,486
Gain on sale of real estate assets	—	(1,087)
Depreciation and amortization — unconsolidated partnerships	2,100	1,139
Depreciation and amortization — consolidated entities-discontinued operations	—	228
Depreciation and amortization — consolidated entities-continuing operations	84,227	72,202
Depreciation and amortization — allocable to minority interest of consolidated joint ventures	(40)	(285)
Funds from operations available to common shares and partnership and LTIP units	$ 136,307	$ 130,348
Funds from operations per share — diluted	$ 1.82	$ 1.91
Weighted-average common shares outstanding — diluted	74,831,483	68,269,985

Off Balance Sheet Arrangements

As of December 31, 2008, we had investments in the following unconsolidated partnerships: (1) McKellar Court limited partnership, which owns a single tenant occupied property located in San Diego; and (2) two limited liability companies with PREI, which own a portfolio of properties primarily located in Cambridge, Massachusetts (see Note 10 in the accompanying consolidated financial statements).

The McKellar Court partnership is a variable interest entity as defined in FIN 46R; however, we are not the primary beneficiary. The limited partner at McKellar Court is the only tenant in the property and will bear a disproportionate amount of any losses. We, as the general partner, will receive 21% of the operating cash flows and 75% of the gains upon sale of the property. We account for our general partner interest using the equity method. The assets of the McKellar Court partnership were $16.2 million and $16.5 million and the liabilities were $10.6 million and $10.8 million at December 31, 2008 and 2007, respectively. Our equity in net income of the McKellar Court partnership was $82,000, $86,000 and $83,000 for the years ended December 31, 2008, 2007, and 2006, respectively.

PREI II LLC is a variable interest entity as defined in FIN 46R; however, we are not the primary beneficiary. PREI will bear the majority of any losses incurred. PREI I LLC does not qualify as a variable interest entity as defined in FIN 46R. In addition, consolidation under EITF 04-5 is not required as we do not control the limited liability companies. In connection with the formation of the PREI joint ventures in April 2007, we contributed 20% of the initial capital. However, the amount of cash flow distributions that we receive may be more or less based on the nature of the circumstances underlying the cash distributions due to provisions in the operating agreements governing the distribution of funds to each member and the occurrence of extraordinary cash flow events. We account for our member interests using the equity method for both limited liability companies. The assets of the PREI joint ventures were $614.2 million and $540.3 million and the liabilities were $532.1 million and $450.1 million at December 31, 2008, and 2007, respectively. Our equity in net loss of the PREI joint ventures was $1.3 million and $988,000 for the years ended December 31, 2008 and 2007, respectively.

We are the primary beneficiary in one other variable interest entity, which we consolidate and which is reflected in our consolidated financial statements.

Our proportionate share of outstanding debt related to our unconsolidated partnerships is summarized below (dollars in thousands):

Name	Ownership Percentage	Interest Rate(2)	Principal Amount(1) December 31, 2008	Principal Amount(1) December 31, 2007	Maturity Date
PREI I LLC and PREI II LLC(3)	20%	2.19%	$ 72,811	$83,285	April 3, 2009
PREI I LLC(4)	20%	4.19%	28,706	—	August 13, 2010
McKellar Court(5)	21%	4.63%	2,175	2,203	January 1, 2010
Total			$103,692	$85,488	

(1) Amount represents our proportionate share of the total outstanding indebtedness for each of the unconsolidated partnerships.

(2) Effective or weighted-average interest rate of the outstanding indebtedness as of December 31, 2008, including the effect of interest rate swaps.

(3) Amount represents our proportionate share of the total draws outstanding under a secured acquisition and interim loan facility, which bears interest at a LIBOR-indexed variable rate. The secured acquisition and interim loan facility was utilized by both PREI I LLC and PREI II LLC to acquire a portfolio of properties (initial borrowings of approximately $427.0 million) on April 4, 2007 (see Note 10 in the accompanying consolidated financial statements). The remaining balance is being utilized to fund future construction costs at certain properties currently under development. On February 11, 2009, our PREI joint ventures jointly refinanced the outstanding balance of the secured acquisition and interim loan facility, or approximately $364.1 million, with the proceeds of a new loan totaling $203.3 million and members' capital contributions funding the balance due. The new loan bears interest at a rate equal to, at the option of our PREI joint ventures, either (1) reserve adjusted LIBOR plus 350 basis points or (2) the higher of (a) the prime rate then in effect, (b) the federal funds rate then in effect plus 50 basis points or (c) one-month LIBOR plus 450 basis points, and requires interest only monthly payments until the maturity date, February 10, 2011.

(4) Amount represents our proportionate share of a secured construction loan, which bears interest at a LIBOR-indexed variable rate. The secured construction loan was executed by a wholly owned subsidiary of PREI I LLC in connection with the construction of the 650 East Kendall Street property (initial borrowings of $84.0 million on February 13, 2008 were used in part to repay a portion of the secured acquisition and interim loan facility). The remaining balance is being utilized to fund construction costs at the property.

(5) Amount represents our proportionate share of the principal balance outstanding on a mortgage note payable, which is secured by the McKellar Court property (excluding $106,000 of unamortized debt premium).

Inflation

Some of our leases contain provisions designed to mitigate the adverse impact of inflation. These provisions generally increase rental rates during the terms of the leases either at fixed rates or indexed escalations (based on the Consumer Price Index or other measures). We may be adversely impacted by inflation on the leases that do not contain indexed escalation provisions. In addition, most of our leases require the tenant to pay an allocable share of operating expenses, including common area maintenance costs, real estate taxes and insurance. This may reduce our exposure to increases in costs and operating expenses resulting from inflation, assuming our properties remain leased and tenants fulfill their obligations to reimburse us for such expenses.

Portions of our unsecured line of credit and secured construction loan bear interest at a variable rate, which will be influenced by changes in short-term interest rates, and will be sensitive to inflation.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk*

Our future income, cash flows and fair-values relevant to financial instruments depend upon prevailing market interest rates. Market risk is the exposure to loss resulting from changes in interest rates, foreign currency exchange rates, commodity prices and equity prices. The primary market risk to which we believe we are exposed is interest rate risk. Many factors, including governmental monetary and tax policies, domestic and international economic and political considerations and other factors that are beyond our control contribute to interest rate risk.

As of December 31, 2008, our consolidated debt consisted of the following (dollars in thousands):

	Principal Balance(1)	Percent of Total Debt	Effective Interest Rate at 12/31/08
Fixed interest rate(2)	$ 481,411	35.7%	5.24%
Variable interest rate(3)	865,895	64.3%	3.62%
Total/weighted-average effective interest rate	$1,347,306	100.0%	4.19%

(1) Principal balance includes only consolidated indebtedness.

(2) Includes 13 mortgage notes payable secured by certain of our properties (including $8.8 million of unamortized premium) and our exchangeable senior notes.

(3) Includes our unsecured line of credit, secured term loan, and secured construction loan, which bear interest based on a LIBOR-indexed variable interest rate, plus a credit spread. The stated effective rate for the variable interest debt excludes the impact of any interest rate swap agreements. We have entered into two interest rate swaps, which were intended to have the effect of initially fixing the interest rates on $150.0 million of our variable rate debt at a weighted average interest rate of 4.7% (excluding applicable credit spreads for the underlying debt). We have entered into an interest rate swap agreement that effectively fixes the interest rate on the entire $250.0 million outstanding balance of the secured term loan at a rate of 5.8% (including the credit spread for the $250.0 million secured term loan) until the interest rate swap expires in 2010. We have also entered into two forward starting swap agreements designated as cash flow hedges, which will have the effect of fixing the interest rate on $300.0 million of forecasted debt issuance (after retirement of the secured construction loan) at approximately 5.2%.

To determine the fair-value of our outstanding indebtedness, the fixed-rate debt is discounted at a rate based on an estimate of current lending rates, assuming the debt is outstanding through maturity and considering the notes' collateral. At December 31, 2008, the fair-value of the fixed-rate debt was estimated to be $433.9 million compared to the net carrying value of $481.4 million (includes $8.9 million of debt premium with our proportionate share of the debt premium related to our McKellar Court partnership). We do not believe that the interest rate risk represented by our fixed-rate debt was material as of December 31, 2008 in relation to total assets of $3.2 billion and equity market capitalization of $1.2 billion of our common stock, operating partnership and LTIP units, and preferred stock.

Based on the outstanding unhedged balances of our unsecured line of credit, secured construction loan, secured term loan, and our proportionate share of the outstanding balance for the PREI joint ventures' secured acquisition and interim loan facility and secured construction loan at December 31, 2008, a 1% change in interest rates would change our interest costs by approximately $5.4 million per year. This amount was determined by considering the impact of hypothetical interest rates on our financial instruments. This analysis does not consider the effect of any change in overall economic activity that could occur in that environment. Further, in the event of a change of the magnitude discussed above, we may take actions to further mitigate our exposure to the change. However, due to the uncertainty of the specific actions that would be taken and their possible effects, this analysis assumes no changes in our financial structure.

In order to modify and manage the interest rate characteristics of our outstanding debt and to limit the effects of interest rate risks on our operations, we may utilize a variety of financial instruments, including interest rate swaps, caps and treasury locks in order to mitigate our interest rate risk on a related financial instrument. The use of these types of instruments to hedge our exposure to changes in interest rates carries additional risks, including counterparty credit risk, the enforceability of hedging contracts and the risk that unanticipated and significant changes in interest rates will cause a significant loss of basis in the contract. To limit counterparty credit risk we will seek to enter into such agreements with major financial institutions with high credit ratings. There can be no assurance that we will be able to adequately protect against the foregoing risks and will ultimately realize an economic benefit that exceeds the related amounts incurred in connection with engaging in such hedging activities. We do not enter into such contracts for speculative or trading purposes.

Item 8. ***Financial Statements and Supplementary Data***

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
BioMed Realty Trust, Inc.:

We have audited the accompanying consolidated balance sheets of BioMed Realty Trust, Inc. and subsidiaries (the Company) as of December 31, 2008 and 2007, and the related consolidated statements of income, stockholders' equity, comprehensive (loss)/income and cash flows for each of the years in the three-year period ended December 31, 2008. In connection with our audits of the consolidated financial statements, we have also audited the accompanying financial statement schedule III of the Company. We have also audited the Company's internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these consolidated financial statements and financial statement schedule, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule, and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles. Additionally, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

KPMG LLP

San Diego, California
February 12, 2009

BIOMED REALTY TRUST, INC.

CONSOLIDATED BALANCE SHEETS
(In thousands, except share data)

	December 31, 2008	December 31, 2007
ASSETS		
Investments in real estate, net	$2,957,735	$2,805,983
Investment in unconsolidated partnerships	18,173	22,588
Cash and cash equivalents	21,422	13,479
Restricted cash	7,877	8,867
Accounts receivable, net	9,417	4,457
Accrued straight-line rents, net	58,138	36,415
Acquired above-market leases, net	4,329	5,745
Deferred leasing costs, net	101,519	116,491
Deferred loan costs, net	9,933	15,567
Other assets	38,256	27,676
Total assets	$3,226,799	$3,057,268
LIABILITIES AND STOCKHOLDERS' EQUITY		
Mortgage notes payable, net	$ 353,161	$ 379,680
Secured construction loan	507,128	425,160
Secured term loan	250,000	250,000
Exchangeable senior notes	128,250	175,000
Unsecured line of credit	108,767	270,947
Security deposits	7,623	7,090
Dividends and distributions payable	32,445	25,596
Accounts payable, accrued expenses and other liabilities	66,821	74,103
Derivative instruments	126,091	21,768
Acquired below-market leases, net	17,286	23,708
Total liabilities	1,597,572	1,653,052
Minority interests	12,381	17,280
Stockholders' equity:		
Preferred stock, $.01 par value, 15,000,000 shares authorized: 7.375% Series A cumulative redeemable preferred stock, $230,000,000 liquidation preference ($25.00 per share), 9,200,000 shares issued and outstanding at December 31, 2008 and 2007	222,413	222,413
Common stock, $.01 par value, 100,000,000 shares authorized, 80,757,421 and 65,571,304 shares issued and outstanding at December 31, 2008 and 2007, respectively	808	656
Additional paid-in capital	1,647,039	1,277,770
Accumulated other comprehensive loss	(112,126)	(21,762)
Dividends in excess of earnings	(141,288)	(92,141)
Total stockholders' equity	1,616,846	1,386,936
Total liabilities and stockholders' equity	$3,226,799	$3,057,268

See accompanying notes to consolidated financial statements.

BIOMED REALTY TRUST, INC.

CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except share data)

	Year Ended December 31, 2008	2007	2006
Revenues:			
Rental	$ 227,464	$ 195,996	$ 164,487
Tenant recoveries	72,166	61,735	54,160
Other income	2,343	8,378	88
Total revenues	301,973	266,109	218,735
Expenses:			
Rental operations	61,600	50,789	40,623
Real estate taxes	23,129	20,353	20,376
Depreciation and amortization	84,227	72,202	65,063
General and administrative	22,834	21,870	18,085
Total expenses	191,790	165,214	144,147
Income from operations	110,183	100,895	74,588
Equity in net (loss)/income of unconsolidated partnerships	(1,200)	(893)	83
Interest income	485	990	1,102
Interest expense	(39,612)	(27,654)	(40,672)
Loss on derivative instruments	(19,948)	—	—
Gain on extinguishment of debt	17,066	—	—
Income from continuing operations before minority interests	66,974	73,338	35,101
Minority interests in continuing operations of consolidated partnerships	9	(45)	137
Minority interests in continuing operations of operating partnership	(2,086)	(2,412)	(1,670)
Income from continuing operations	64,897	70,881	33,568
Income from discontinued operations before gain on sale of assets and minority interests	—	639	1,542
Gain on sale of real estate assets	—	1,087	—
Minority interests attributable to discontinued operations	—	(74)	(77)
Income from discontinued operations	—	1,652	1,465
Net income	64,897	72,533	35,033
Preferred stock dividends	(16,963)	(16,868)	—
Net income available to common stockholders	$ 47,934	$ 55,665	$ 35,033
Income from continuing operations per share available to common stockholders:			
Basic and diluted earnings per share	$ 0.67	$ 0.83	$ 0.60
Income from discontinued operations per share:			
Basic earnings per share	$ —	$ 0.02	$ 0.03
Diluted earnings per share	$ —	$ 0.02	$ 0.02
Net income per share available to common stockholders:			
Basic earnings per share	$ 0.67	$ 0.85	$ 0.63
Diluted earnings per share	$ 0.67	$ 0.85	$ 0.62
Weighted-average common shares outstanding:			
Basic	71,684,244	65,302,794	55,928,595
Diluted	74,831,483	68,269,985	59,018,004

See accompanying notes to consolidated financial statements.

BIOMED REALTY TRUST, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(In thousands, except share data)

	Series A Preferred Stock	Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive (Loss)/Income	Dividends in Excess of Earnings	Total
		Shares	Amount				
Balance at December 31, 2005	$ —	46,634,432	$466	$ 757,591	$ 5,922	$ (33,504)	$ 730,475
Net proceeds from sale of common stock	—	18,428,750	184	506,587	—	—	506,771
Net proceeds from exercise of warrant	—	270,000	3	4,047	—	—	4,050
Net issuances of unvested restricted common stock	—	92,416	1	(1)	—	—	—
Vesting of share-based awards	—	—	—	4,019	—	—	4,019
Common stock dividends	—	—	—	—	—	(68,130)	(68,130)
Net income	—	—	—	—	—	35,033	35,033
Unrealized gain on derivative instruments	—	—	—	—	2,495	—	2,495
Balance at December 31, 2006	—	65,425,598	654	1,272,243	8,417	(66,601)	1,214,713
Net proceeds from sale of preferred stock	222,413	—	—	—	—	—	222,413
Net issuances of unvested restricted common stock	—	145,706	2	(2)	—	—	—
Vesting of share-based awards	—	—	—	5,529	—	—	5,529
Common stock dividends	—	—	—	—	—	(81,205)	(81,205)
Net income	—	—	—	—	—	72,533	72,533
Preferred stock dividends	—	—	—	—	—	(16,868)	(16,868)
Unrealized loss on derivative instruments	—	—	—	—	(30,179)	—	(30,179)
Balance at December 31, 2007	222,413	65,571,304	656	1,277,770	(21,762)	(92,141)	1,386,936
Net proceeds from sale of common stock	—	14,754,000	147	361,983	—	—	362,130
Net issuances of unvested restricted common stock	—	363,917	4	(4)	—	—	—
Conversion of operating partnership units to common stock	—	68,200	1	485	—	—	486
Vesting of share-based awards	—	—	—	6,805	—	—	6,805
Common stock dividends	—	—	—	—	—	(97,081)	(97,081)
Net income	—	—	—	—	—	64,897	64,897
Preferred stock dividends	—	—	—	—	—	(16,963)	(16,963)
Unrealized loss on derivative instruments	—	—	—	—	(90,364)	—	(90,364)
Balance at December 31, 2008	$222,413	80,757,421	$808	$1,647,039	$(112,126)	$(141,288)	$1,616,846

See accompanying notes to consolidated financial statements.

BIOMED REALTY TRUST, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME

(In thousands)

	Year Ended December 31,		
	2008	2007	2006
Net income	$ 64,897	$ 72,533	$35,033
Preferred stock dividends	(16,963)	(16,868)	—
Net income available to common stockholders	47,934	55,665	$35,033
Other comprehensive (loss)/income:			
Unrealized (loss)/gain on derivative instruments	(104,322)	(30,179)	2,495
Reclassification of unrealized losses on derivative instruments	18,167	—	—
Ineffectiveness on derivative instruments	1,781	—	—
Equity in other comprehensive loss of unconsolidated partnerships	(917)	—	—
Deferred settlement payments derivative instruments, net	(5,073)	—	—
Comprehensive (loss)/income	$ (42,430)	$ 25,486	$37,528

See accompanying notes to consolidated financial statements.

BIOMED REALTY TRUST, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended December 31,		
	2008	2007	2006
Operating activities:			
Net income	$ 64,897	$ 72,533	$ 35,033
Adjustments to reconcile net income to net cash provided by operating activities:			
Gain on sale of real estate assets	—	(1,087)	—
Gain on extinguishment of debt	(17,066)	—	—
Depreciation and amortization	84,227	72,429	65,610
Minority interests in consolidated partnerships	(9)	45	(137)
Minority interests in operating partnership	2,086	2,486	1,747
Allowance for doubtful accounts	796	232	193
Revenue reduction attributable to acquired above-market leases	1,416	2,451	2,471
Revenue recognized related to acquired below-market leases	(6,422)	(5,859)	(4,811)
Revenue reduction attributable to lease incentives	2,006	205	—
Compensation expense related to restricted common stock and LTIP units	6,106	6,229	4,019
Amortization of deferred loan costs	4,107	3,195	1,925
Amortization of debt premium on mortgage notes payable	(1,343)	(827)	(2,148)
Loss/(income) from unconsolidated partnerships	1,200	893	(83)
Distributions representing a return on capital received from unconsolidated partnerships	687	357	130
Distributions to minority interest in consolidated partnerships	—	(108)	—
Loss on derivative instruments	19,948	—	—
Changes in operating assets and liabilities:			
Restricted cash	990	(2,441)	(939)
Accounts receivable	(5,319)	1,296	3,695
Accrued straight-line rents	(22,160)	(15,969)	(11,715)
Deferred leasing costs	(11,514)	(9,664)	(3,070)
Other assets	(4,943)	(2,314)	(3,567)
Security deposits	533	(587)	79
Accounts payable, accrued expenses and other liabilities	(5,177)	(8,530)	13,156
Net cash provided by operating activities	115,046	114,965	101,588
Investing activities:			
Purchases of interests in and additions to investments in real estate and related intangible assets	(243,691)	(394,504)	(1,340,204)
Purchases of interests in unconsolidated partnerships	—	(21,402)	—
Proceeds from sale of real estate assets, net of selling costs	28,800	19,389	—
Distributions representing a return of capital received from unconsolidated partnerships	1,373	—	—
Minority interest investment in consolidated partnerships	239	205	449
Receipts of master lease payments	373	928	726
Security deposits received from prior owners of rental properties	—	—	720
Funds held in escrow for acquisitions	—	(12,900)	—
Additions to non-real estate assets	(5,755)	(1,017)	(1,154)
Net cash used in investing activities	(218,661)	(409,301)	(1,339,463)

BIOMED REALTY TRUST, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)

	Year Ended December 31,		
	2008	2007	2006
Financing activities:			
Proceeds from common stock offerings	371,310	—	528,783
Proceeds from exercise of stock warrant	—	—	4,050
Proceeds from preferred stock offering	—	230,000	—
Payment of common stock offering costs	(9,180)	—	(21,989)
Payment of preferred stock offering costs	—	(7,587)	—
Payment of deferred loan costs	(143)	(3,856)	(14,675)
Unsecured line of credit proceeds	199,750	286,237	620,476
Unsecured line of credit repayments	(361,930)	(243,455)	(409,311)
Secured bridge loan proceeds	—	—	150,000
Secured bridge loan payments	—	—	(150,000)
Exchangeable senior notes proceeds	—	—	175,000
Exchangeable senior notes repayments	(28,826)	—	—
Secured construction loan proceeds	81,968	138,805	286,355
Mortgage notes proceeds	—	—	147,000
Principal payments on mortgage notes payable	(24,454)	(21,579)	(5,401)
Tenant improvement loan	—	—	(2,000)
Deferred settlement payments on derivative instruments, net	(5,073)	—	—
Distributions to operating partnership unit and LTIP unit holders	(4,547)	(3,936)	(3,312)
Dividends paid to common stockholders	(90,354)	(79,851)	(61,749)
Dividends paid to preferred stockholders	(16,963)	(12,627)	—
Net cash provided by financing activities	111,558	282,151	1,243,227
Net increase/(decrease) in cash and cash equivalents	7,943	(12,185)	5,352
Cash and cash equivalents at beginning of year	13,479	25,664	20,312
Cash and cash equivalents at end of year	$ 21,422	$ 13,479	$ 25,664
Supplemental disclosure of cash flow information:			
Cash paid for interest (net of amounts capitalized of $41,243, $56,699, and $7,614, respectively)	$ 40,691	$ 25,154	$ 33,965
Supplemental disclosure of non-cash investing and financing activities:			
Accrual for common stock dividends declared	27,053	20,326	18,973
Accrual for preferred stock dividends declared	4,241	4,241	—
Accrual for distributions declared for operating partnership unit and LTIP unit holders	1,151	1,029	874
Mortgage loans assumed (includes premium of $11,312 in 2006)	—	—	18,460
Accrued additions to real estate and related intangible assets	37,828	46,783	29,680

2008 Annual Report to Stockholders

See accompanying notes to consolidated financial statements.

1. Organization and Description of Business

BioMed Realty Trust, Inc., a Maryland corporation (the "Company") was incorporated in Maryland on April 30, 2004. On August 11, 2004, the Company commenced operations after completing its initial public offering. The Company operates as a fully integrated, self-administered and self-managed real estate investment trust ("REIT") focused on acquiring, developing, owning, leasing and managing laboratory and office space for the life science industry principally through its subsidiary, BioMed Realty, L.P., a Maryland limited partnership (its "Operating Partnership"). The Company's tenants primarily include biotechnology and pharmaceutical companies, scientific research institutions, government agencies and other entities involved in the life science industry. The Company's properties are generally located in markets with well established reputations as centers for scientific research, including Boston, San Diego, San Francisco, Seattle, Maryland, Pennsylvania and New York/New Jersey.

Information with respect to the number of properties, square footage, and the percent of rentable square feet leased to tenants is unaudited.

2. Basis of Presentation and Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of the Company, its wholly owned subsidiaries, partnerships and limited liability companies it controls, and variable interest entities for which the Company has determined itself to be the primary beneficiary. All material intercompany transactions and balances have been eliminated. The Company consolidates entities the Company controls and records a minority interest for the portions not owned by the Company. Control is determined, where applicable, by the sufficiency of equity invested and the rights of the equity holders, and by the ownership of a majority of the voting interests, with consideration given to the existence of approval or veto rights granted to the minority shareholder. If the minority shareholder holds substantive participating rights, it overcomes the presumption of control by the majority voting interest holder. In contrast, if the minority shareholder simply holds protective rights (such as consent rights over certain actions), it does not overcome the presumption of control by the majority voting interest holder.

Investments in Partnerships

The Company evaluates its investments in limited liability companies and partnerships under FASB Interpretation No. 46 (revised December 2003), *Consolidation of Variable Interest Entities* ("FIN 46R"), an interpretation of Accounting Research Bulletin No. 51, *Consolidated Financial Statements*. FIN 46R provides guidance on the identification of entities for which control is achieved through means other than voting rights ("variable interest entities") and the determination of which business enterprise should consolidate the variable interest entity (the "primary beneficiary"). Generally, FIN 46R applies when either (1) the equity investors (if any) lack one or more of the essential characteristics of a controlling financial interest, (2) the equity investment at risk is insufficient to finance that entity's activities without additional subordinated financial support or (3) the equity investors have voting rights that are not proportionate to their economic interests and the activities of the entity involve or are conducted on behalf of an investor with a disproportionately small voting interest.

If FIN 46R does not apply, the Company considers EITF Issue No. 04-5, *Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights* ("EITF 04-5"), which provides guidance in determining whether a general partner controls a limited partnership. EITF 04-5 states that the general partner in a limited partnership is presumed to control that limited partnership. The presumption may be overcome if the limited partners have either (1) the substantive ability to dissolve the limited partnership or otherwise remove the general partner without cause or (2) substantive participating rights, which provide the limited partners with the ability to effectively participate in significant decisions that would be expected to be made in the ordinary course of the limited partnership's business and thereby preclude the general partner from exercising unilateral control over the partnership. If the criteria in EITF 04-5 are met, the consolidation of the partnership or limited liability company is required.

Except for investments that are consolidated in accordance with FIN 46R or EITF 04-5, the Company accounts for investments in entities over which it exercises significant influence, but does not control, under the equity method of accounting. These investments are recorded initially at cost and subsequently adjusted for equity in earnings and cash contributions and distributions. Under the equity method of accounting, the Company's net equity in the investment is reflected in the consolidated balance sheets and its share of net income or loss is included in the Company's consolidated statements of income.

On a periodic basis, management assesses whether there are any indicators that the carrying value of the Company's investments in partnerships or limited liability companies may be impaired on a more than temporary basis. An investment is impaired only if management's estimate of the fair-value of the investment is less than the carrying value of the investment on a more than temporary basis. To the extent impairment has occurred, the loss shall be measured as the excess of the carrying value of the investment over the fair-value of the investment. Management does not believe that the value of any of the Company's investments in partnerships or limited liability companies was impaired as of and through December 31, 2008.

Investments in Real Estate

Investments in real estate are carried at depreciated cost. Depreciation and amortization are recorded on a straight-line basis over the estimated useful lives of the assets as follows:

Buildings and improvements	15-40 years
Ground lease	Term of the related lease
Tenant improvements	Shorter of the useful lives or the terms of the related leases
Furniture, fixtures, and equipment (other assets)	3 to 5 years
Acquired in-place leases	Non-cancelable term of the related lease
Acquired management agreements	Non-cancelable term of the related agreement

Investments in real estate, net consists of the following (in thousands):

	December 31, 2008	December 31, 2007
Land	$ 347,878	$ 236,263
Land under development	69,529	181,165
Buildings and improvements	2,102,924	1,477,883
Construction in progress	437,675	948,107
Tenant improvements	161,839	67,009
	3,119,845	2,910,427
Accumulated depreciation	(162,110)	(104,444)
	$2,957,735	$2,805,983

Certain amounts included in investment in real estate, net at December 31, 2007 have been reclassified in order to more accurately reflect assets that were undergoing development or redevelopment activities. Approximately $275.1 million was reclassified from land or buildings and improvements to land under development or construction in progress in order to conform to the current year presentation.

On October 3, 2008, a portion of the parking spaces at the garage located on the Company's Center for Life Science | Boston property was sold for approximately $28.8 million pursuant to an agreement assumed by the

Company in connection with its acquisition of the property in November 2006. The carrying value of the garage allocable to the portion that was sold was approximately $28.8 million.

Purchase accounting was applied, on a pro-rata basis where appropriate, to the assets and liabilities of real estate properties in which the Company acquired an interest or a partial interest. The fair-value of tangible assets of an acquired property (which includes land, buildings, and improvements) is determined by valuing the property as if it were vacant, and the "as-if-vacant" value is then allocated to land, buildings and improvements based on management's determination of the relative fair-value of these assets. Factors considered by the Company in performing these analyses include an estimate of the carrying costs during the expected lease-up periods, current market conditions and costs to execute similar leases. In estimating carrying costs, the Company includes real estate taxes, insurance and other operating expenses and estimates of lost rental revenue during the expected lease-up periods based on current market demand.

The aggregate value of other acquired intangible assets consisting of acquired in-place leases and acquired management agreements (see deferred leasing costs below) are recorded based on a variety of considerations including, but not necessarily limited to: (a) the value associated with avoiding the cost of originating the acquired in-place leases (i.e. the market cost to execute a lease, including leasing commissions and legal fees, if any); (b) the value associated with lost revenue related to tenant reimbursable operating costs estimated to be incurred during the assumed lease-up period (i.e. real estate taxes and insurance); and (c) the value associated with lost rental revenue from existing leases during the assumed lease-up period. The fair-value assigned to the acquired management agreements are recorded at the present value (using a discount rate which reflects the risks associated with the management agreements acquired) of the acquired management agreements with certain tenants of the acquired properties. The values of in-place leases and management agreements are amortized to expense over the remaining non-cancelable period of the respective leases or agreements. If a lease were to be terminated prior to its stated expiration, all unamortized amounts related to that lease would be written off.

Costs incurred in connection with the acquisition, development or construction of properties and improvements are capitalized. Capitalized costs include pre-construction costs essential to the development of the property, development costs, construction costs, interest costs, real estate taxes, salaries and related costs and other direct costs incurred during the period of development. The Company capitalizes costs on land and buildings under development until construction is substantially complete and the property is held available for occupancy. Determination of when a development project is substantially complete and when capitalization must cease involves a degree of judgment. The Company considers a construction project as substantially complete and held available for occupancy upon the completion of landlord-owned tenant improvements or when the lessee takes possession of the unimproved space for construction of its own improvements, but no later than one year from cessation of major construction activity. The Company ceases capitalization on the portion substantially completed and occupied or held available for occupancy, and capitalizes only those costs associated with any remaining portion under construction. Interest costs capitalized for the years ended December 31, 2008, 2007, and 2006 were $41.2 million, $56.7 million, and $7.6 million, respectively. Capitalized costs associated with unsuccessful acquisitions are charged to expense when an acquisition is no longer considered probable.

Repair and maintenance costs are charged to expense as incurred and significant replacements and betterments are capitalized. Repairs and maintenance costs include all costs that do not extend the useful life of an asset or increase its operating efficiency. Significant replacement and betterments represent costs that extend an asset's useful life or increase its operating efficiency.

Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed

The Company reviews long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The review of recoverability is based on an estimate of the future undiscounted cash flows (excluding interest charges) expected to result from the long-lived asset's use and eventual disposition. These cash flows consider factors such as expected future operating income, trends and prospects, as well as the effects of leasing demand, competition and other factors. If impairment exists due to the inability to recover the carrying value of a long-lived asset, an impairment loss is recorded to the extent that the carrying value exceeds the estimated fair-value of the property. The Company is required to make subjective assessments as to whether there are impairments in the values of its investments in long-lived assets. These assessments have a direct impact on the Company's net income because recording an impairment loss results in an immediate negative adjustment to net income. The evaluation of anticipated cash flows is highly subjective and is based in part on assumptions regarding future occupancy, rental rates and capital requirements that could differ materially from actual results in future periods. Although the Company's strategy is to hold its properties over the long-term, if the Company's strategy changes or market conditions otherwise dictate an earlier sale date, an impairment loss may be recognized to reduce the property to the lower of the carrying amount or fair-value less costs to sell, and such loss could be material. If the Company determines that impairment has occurred, the affected assets must be reduced to their fair-value. As of and through December 31, 2008, no assets have been identified as impaired and no such impairment losses have been recognized.

Cash and Cash Equivalents

Cash and cash equivalents consist of highly liquid investments with original maturities of three months or less. We maintain our cash at insured financial institutions. The combined account balances at each institution periodically exceed FDIC insurance coverage, and, as a result, there is a concentration of credit risk related to amounts in excess of FDIC limits. The Company believes that the risk is not significant.

Restricted Cash

Restricted cash primarily consists of cash deposits for real estate taxes, insurance and capital expenditures as required by certain mortgage notes payable.

Deferred Leasing Costs

Leasing commissions and other direct costs associated with obtaining new or renewal leases are recorded at cost and amortized on a straight-line basis over the terms of the respective leases, with remaining terms ranging from less than one year to sixteen years as of December 31, 2008. Deferred leasing costs also include the net carrying value of acquired in-place leases and acquired management agreements.

Deferred leasing costs, net at December 31, 2008 consisted of the following (in thousands):

	Balance at December 31, 2008	Accumulated Amortization	Net
Acquired in-place leases	$168,390	$ (92,072)	$ 76,318
Acquired management agreements	12,921	(8,602)	4,319
Deferred leasing and other direct costs	26,364	(5,482)	20,882
	$207,675	$(106,156)	$101,519

Deferred leasing costs, net at December 31, 2007 consisted of the following (in thousands):

	Balance at December 31, 2007	Accumulated Amortization	Net
Acquired in-place leases	$167,664	$(71,412)	$ 96,252
Acquired management agreements	12,921	(6,603)	6,318
Deferred leasing and other direct costs	15,541	(1,620)	13,921
	$196,126	$(79,635)	$116,491

The estimated amortization expense during the next five years for deferred leasing costs at December 31, 2008 was as follows (in thousands):

2009	$ 21,546
2010	14,654
2011	11,114
2012	10,014
2013	8,649
Thereafter	35,542
	$101,519

Deferred Loan Costs

External costs associated with obtaining long-term financing are capitalized and amortized to interest expense over the terms of the related loans using the effective-interest method. Unamortized financing costs are charged to expense upon the early repayment or significant modification of the financing. Fully amortized deferred loan costs are removed from the books upon maturity of the debt. The balance is net of $16.8 million and $11.0 million of accumulated amortization at December 31, 2008 and 2007, respectively.

Revenue Recognition

The Company commences revenue recognition on its leases based on a number of factors. In most cases, revenue recognition under a lease begins when the lessee takes possession of or controls the physical use of the leased asset. Generally, this occurs on the lease commencement date. In determining what constitutes the leased asset, the Company evaluates whether the Company or the lessee is the owner, for accounting purposes, of the tenant improvements. If the Company is the owner, for accounting purposes, of the tenant improvements, then the leased asset is the finished space and revenue recognition begins when the lessee takes possession of the finished space, typically when the improvements are substantially complete. If the Company concludes that it is not the owner, for accounting purposes, of the tenant improvements (the lessee is the owner), then the leased asset is the unimproved space and any tenant improvement allowances funded under the lease are treated as lease incentives, which reduce revenue recognized on a straight-line basis over the remaining non-cancelable term of the respective lease. In these circumstances, the Company begins revenue recognition when the lessee takes possession of the unimproved space for the lessee to construct improvements. The determination of who is the owner, for accounting purposes, of the tenant improvements determines the nature of the leased asset and when revenue recognition under a lease begins. The Company considers a number of different factors to evaluate whether it or the lessee is the owner of the tenant improvements for accounting purposes. These factors include:

- whether the lease stipulates how and on what a tenant improvement allowance may be spent;
- whether the tenant or landlord retain legal title to the improvements;
- the uniqueness of the improvements;
- the expected economic life of the tenant improvements relative to the length of the lease;
- the responsible party for construction cost overruns; and
- who constructs or directs the construction of the improvements.

The determination of who owns the tenant improvements, for accounting purposes, is subject to significant judgment. In making that determination, the Company considers all of the above factors. However, no one factor is determinative in reaching a conclusion.

All leases are classified as operating leases and minimum rents are recognized on a straight-line basis over the term of the related lease. The excess of rents recognized over amounts contractually due pursuant to the underlying leases are included in accrued straight-line rents on the accompanying consolidated balance sheets and contractually due but unpaid rents are included in accounts receivable. Existing leases at acquired properties are reviewed at the time of acquisition to determine if contractual rents are above or below current market rents for the acquired property. An identifiable lease intangible asset or liability is recorded based on the present value (using a discount rate that reflects the risks associated with the acquired leases) of the difference between (1) the contractual amounts to be paid pursuant to the in-place leases and (2) the Company's estimate of the fair market lease rates for the corresponding in-place leases at acquisition, measured over a period equal to the remaining non-cancelable term of the leases and any fixed rate renewal periods (based on the Company's assessment of the likelihood that the renewal periods will be exercised). The capitalized above-market lease values are amortized as a reduction of rental revenue on a straight-line basis over the remaining non-cancelable terms of the respective leases. The capitalized below-market lease values are amortized as an increase to rental revenue on a straight-line basis over the remaining non-cancelable terms of the respective leases. If a tenant vacates its space prior to the contractual termination of the lease and no rental payments are being made on the lease, any unamortized balance of the related intangible will be written off.

The impact of the straight-line rent adjustment increased revenue for the Company by $22.2 million, $16.5 million (including discontinued operations), and $11.7 million for the years ended December 31, 2008, 2007, and 2006, respectively. Additionally, the impact of the amortization of acquired above-market leases, acquired below-market leases, and lease incentives increased rental revenues by $3.0 million, $3.2 million, and $2.3 million for the years ended December 31, 2008, 2007, and 2006, respectively.

Total estimated minimum rents under non-cancelable operating tenant leases in effect at December 31, 2008 were as follows (in thousands):

2009	$ 241,199
2010	245,162
2011	236,269
2012	231,442
2013	222,872
Thereafter	1,774,297
	$2,951,241

Acquired above-market leases, net consisted of the following (in thousands):

	December 31, 2008	December 31, 2007
Acquired above-market leases	$12,729	$12,729
Accumulated amortization	(8,400)	(6,984)
	$ 4,329	$ 5,745

Acquired below-market leases, net consisted of the following (in thousands):

	December 31, 2008	December 31, 2007
Acquired below-market leases	$ 37,961	$ 37,961
Accumulated amortization	(20,675)	(14,253)
	$ 17,286	$ 23,708

Lease incentives, net included in other assets consisted of the following (in thousands):

	December 31, 2008	December 31, 2007
Lease incentives	$11,698	$2,361
Accumulated amortization	(2,211)	(205)
	$ 9,487	$2,156

The estimated amortization during the next five years for acquired above- and below-market leases and lease incentives at December 31, 2008 was as follows (in thousands):

	2009	2010	2011	2012	2013	Thereafter	Total
Amortization of:							
Acquired above-market leases	$(1,282)	$(1,222)	$ (581)	$ (314)	$ (282)	$ (648)	$ (4,329)
Acquired below-market leases	5,065	4,011	1,463	1,463	1,220	4,064	17,286
Lease incentive	(1,264)	(1,264)	(1,264)	(1,152)	(1,078)	(3,465)	(9,487)
Net rental revenues — increase/(decrease)	$ 2,519	$ 1,525	$ (382)	$ (3)	$ (140)	$ (49)	$ 3,470

Substantially all rental operations expenses, consisting of real estate taxes, insurance and common area maintenance costs are recoverable from tenants under the terms of lease agreements. Amounts recovered are dependent on several factors, including occupancy and lease terms. Revenues are recognized in the period the expenses are incurred. The reimbursements are recognized and presented in accordance with EITF 99-19, *Reporting Revenue Gross as a Principal versus Net as an Agent* ("EITF 99-19"). EITF 99-19 requires that these reimbursements be recorded gross, as the Company is generally the primary obligor with respect to purchasing goods and services from third-party suppliers, has discretion in selecting the supplier and bears the credit risk.

Lease termination fees are recognized when the related leases are canceled, collectability is assured, and we have no continuing obligation to provide space to former tenants. A gain on early termination of leases of $7.7 million for the year ended December 31, 2007 is included in other income on the consolidated statements of income. Approximately $4.8 million of the gain on early termination of a lease was recognized in 2007 as it did not meet revenue recognition criteria in 2006 due to the execution of the lease termination agreement on January 1, 2007. However, certain intangible assets related to the lease were fully amortized as of December 31, 2006. Lease commissions and other intangible assets related to early lease terminations in the amount of $3.1 million, $1.6 million, and $947,000 were fully amortized in the years ended December 31, 2008, 2007, and 2006, respectively.

Payments received under master lease agreements entered into with the sellers of the Bayshore and King of Prussia properties to lease space that was not producing rent at the time of the acquisition are recorded as a reduction to buildings and improvements rather than as rental income in accordance with EITF 85-27, *Recognition of Receipts from Made-Up Rental Shortfalls.* Receipts under these master lease agreements totaled $373,000, $928,000, and $726,000 for the years ended December 31, 2008, 2007, and 2006, respectively.

Allowance for Doubtful Accounts

The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of tenants to make required rent and tenant recovery payments or defaults. We may also maintain an allowance for accrued straight-line rents. The computation of this allowance is based on the tenants' payment history and current credit status. Bad debt expense included in rental operations expenses was $796,000, $232,000, and $193,000 for the years ended December 31, 2008, 2007, and 2006, respectively. The Company's allowance for doubtful accounts was $665,000 and $1.5 million as of December 31, 2008 and 2007, respectively. Included in the allowance for doubtful accounts for the year ended December 31, 2007 was $1.0 million related to master lease payments not expected to be collected.

Share-Based Payments

SFAS No. 123 (revised 2004), *Share-Based Payment*, requires that all share-based payments to employees be recognized in the income statement based on their fair-value. The fair-value is recorded based on the market value of the common stock on the grant date and is amortized to general and administrative expense and rental operations expense over the relevant service period, adjusted for anticipated forfeitures. Through the year ended December 31, 2008, the Company only awarded restricted stock and LTIP unit grants under its incentive award plan (see Note 9), which are valued based on the market value of the underlying common stock, and did not grant any stock options.

Assets and Liabilities Measured at Fair-Value

On January 1, 2008, the Company adopted SFAS 157, which defines fair-value, establishes a framework for measuring fair-value, and expands disclosures about fair-value measurements. SFAS 157 applies to reported balances that are required or permitted to be measured at fair-value under existing accounting pronouncements; accordingly, the standard does not require any new fair-value measurements of reported balances. As of December 31, 2008, the Company has applied the provisions of SFAS 157 to the valuation of its interest rate swaps, which are the only financial instruments measured at fair-value on a recurring basis.

On January 1, 2008, the Company adopted SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities*, which permits companies to choose to measure certain financial instruments and other items at fair-value in order to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently. However, the Company has not elected to measure any additional financial instruments and other items at fair-value (other than those previously required under other GAAP rules or standards) under the provisions of this standard.

SFAS 157 emphasizes that fair-value is a market-based measurement, not an entity-specific measurement. Therefore, a fair-value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair-value measurements, SFAS 157 establishes a fair-value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within Levels 1 and 2 of the hierarchy) and the reporting entity's own assumptions about market participant assumptions (unobservable inputs classified within Level 3 of the hierarchy).

Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access. Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability (other than quoted prices), such as interest rates, foreign exchange rates, and yield curves that are observable at commonly quoted intervals. Level 3 inputs are unobservable inputs for the asset or liability, which are typically based on an entity's own assumptions, as there is little, if any, related market activity. In instances where the determination of the fair-value measurement is based on inputs from different levels of the fair-value hierarchy, the level in the fair-value hierarchy within which the entire fair-value measurement falls is based on the lowest level input that is significant to the fair-value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair-value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

Currently, the Company uses forward starting and interest rate swaps to manage its interest rate risk. The valuation of these instruments is determined using widely accepted valuation techniques including discounted cash flow analysis on the expected cash flows of each derivative. This analysis reflects the contractual terms of the derivatives, including the period to maturity, and uses observable market-based inputs, including interest rate curves. The fair-values of interest rate swaps are determined using the market standard methodology of netting the discounted future fixed cash receipts (or payments) and the discounted expected variable cash payments (or receipts). The variable cash payments (or receipts) are based on an expectation of future interest rates (forward curves) derived from observable market interest rate curves. To comply with the provisions of SFAS 157, the Company incorporates credit valuation adjustments to appropriately reflect both its own nonperformance risk and the respective counterparty's nonperformance risk in the fair-value measurements. In adjusting the fair-value of its derivative contracts for the effect of nonperformance risk, the Company has considered the impact of netting and any applicable credit enhancements, such as collateral postings, thresholds, mutual puts, and guarantees.

Although the Company has determined that the majority of the inputs used to value its derivatives fall within Level 2 of the fair-value hierarchy, the credit valuation adjustments associated with its derivatives utilize Level 3 inputs, such as estimates of current credit spreads to evaluate the likelihood of default by itself and its counterparties. However, as of December 31, 2008, the Company has assessed the significance of the impact of the credit valuation adjustments on the overall valuation of its derivative positions and has determined that the credit valuation adjustments are not significant to the overall valuation of its derivatives. As a result, the Company has determined that its derivative valuations in their entirety are classified in Level 2 of the fair-value hierarchy (see Note 12).

No other assets or liabilities are measured at fair-value on a recurring basis, or have been measured at fair-value on a non-recurring basis subsequent to initial recognition, in the accompanying consolidated balance sheets as of December 31, 2008.

Derivative Instruments

The Company records all derivatives on the balance sheet at fair-value. The accounting for changes in the fair-value of derivatives depends on the intended use of the derivative and the resulting designation. Derivatives used to hedge the exposure to changes in the fair-value of an asset, liability, or firm commitment attributable to a particular risk, such as interest rate risk, are considered fair-value hedges. Derivatives used to hedge the exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges.

For derivatives designated as cash flow hedges, the effective portion of changes in the fair-value of the derivative is initially reported in other comprehensive income (outside of earnings) and subsequently reclassified to earnings when the hedged transaction affects earnings, and the ineffective portion of changes in the fair-value of the derivative is recognized directly in earnings. The Company assesses the effectiveness of each hedging relationship by comparing the changes in cash flows of the derivative hedging instrument with the changes in cash flows of the designated hedged item or transaction.

The Company's objective in using derivatives is to add stability to interest expense and to manage its exposure to interest rate movements or other identified risks. To accomplish this objective, the Company uses interest rate swaps as part of its cash flow hedging strategy. Interest rate swaps designated as cash flow hedges involve the receipt of variable-rate amounts in exchange for fixed-rate payments over the life of the agreements without exchange of the underlying principal amount. During 2008 and 2007, such derivatives were used to hedge the variable cash flows associated with existing variable-rate debt and future variability in the interest related cash flows from forecasted issuances of debt (see Notes 6 and 12). The Company formally documents the hedging relationships for all derivative instruments, the Company has historically accounted for all of its interest rate swap agreements as cash flow hedges, and the Company has not used derivatives for trading or speculative purposes. At December 31, 2008, the hedging relationships for two of four forward starting swaps were no longer considered highly effective and the Company was required to prospectively discontinue hedge accounting for these two swaps under SFAS 133 (see Note 12).

Equity Offering Costs

Underwriting commissions and offering costs are reflected as a reduction of proceeds.

Income Taxes

The Company has elected to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended. The Company believes it has qualified and continues to qualify as a REIT. A REIT is generally not subject to federal income tax on that portion of its taxable income that is distributed to its stockholders. Accordingly, no provision has been made for federal income taxes in the accompanying consolidated financial statements. REITs are subject to a number of organizational and operational requirements. If the Company fails to qualify as a REIT in any taxable year, the Company will be subject to federal income tax (including any applicable alternative minimum tax) and, in most of the states, state income tax on its taxable income at regular corporate tax rates. The Company is subject to certain state and local taxes.

The Company has formed a taxable REIT subsidiary (the "TRS"). In general, the TRS may perform non-customary services for tenants, hold assets that we cannot hold directly and, except for the operation or management of health care facilities or lodging facilities or the providing of any person, under a franchise, license or otherwise, rights to any brand name under which any lodging facility or health care facility is operated, may engage in any real estate or non-real estate related business. The TRS is subject to corporate federal income taxes on its taxable income at regular corporate tax rates. There is no tax provision for the TRS for the periods presented in the accompanying consolidated statements of income due to net operating losses incurred. No tax benefits have been recorded since it is not considered more likely than not that the deferred tax asset related to the net operating loss carryforwards will be utilized.

Dividends and Distributions

Earnings and profits, which determine the taxability of dividends and distributions to stockholders, will differ from income reported for financial reporting purposes due to the difference for federal income tax purposes in the treatment of revenue recognition, compensation expense, and in the estimated useful lives of real estate assets used to compute depreciation.

The income tax treatment for dividends was as follows (unaudited):

	For the Year Ended December 31,					
	2008		2007		2006	
	Per Share	%	Per Share	%	Per Share	%
Common stock:						
Ordinary income	$1.09	82.58%	$0.98	80.52%	$1.06	99.07%
Capital gain	—	0.00%	0.02	1.38%	—	0.00%
Return of capital	0.23	17.42%	0.22	18.10%	0.01	0.93%
Total	$1.32	100.00%	$1.22	100.00%	$1.07	100.00%
Preferred stock:						
Ordinary income	$1.84	100.00%	$1.35	98.54%	$ —	0.00%
Capital gain	—	0.00%	0.02	1.46%	—	0.00%
Return of capital	—	0.00%	—	0.00%	—	0.00%
Total	$1.84	100.00%	$1.37	100.00%	$ —	0.00%

Management's Estimates

Management has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reporting of revenue and expenses during the reporting period to prepare these consolidated financial statements in conformity with U.S. generally accepted accounting principles. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and reported amounts of revenue and expenses that are not readily apparent from other sources. Actual results could differ from those estimates under different assumptions or conditions.

Management considers those estimates and assumptions that are most important to the portrayal of the Company's financial condition and results of operations, in that they require management's most subjective judgments, to form the basis for the accounting policies used by the Company. These estimates and assumptions of items such as market rents, time required to lease vacant spaces, lease terms for incoming tenants, terminal values and credit worthiness of tenants in determining the as-if-vacant value, in-place lease value and above and below-market rents value are utilized in allocating purchase price to tangible and identified intangible assets upon acquisition of a property. These accounting policies also include management's estimates of useful lives in calculating depreciation expense on its properties and the ultimate recoverability (or impairment) of each property. If the useful lives of buildings and improvements are different from the original estimate, it could result in changes to the future results of operations of the Company. Future adverse changes in market conditions or poor operating results of our properties could result in losses or an inability to recover the carrying value of the properties that may not be reflected in the properties' current carrying value, thereby possibly requiring an impairment charge in the future.

Segment Information

The Company's properties share the following similar economic and operating characteristics: (1) they have similar forecasted returns (measured by capitalization rate at acquisition), (2) they are generally occupied almost exclusively by life science tenants that are public companies, government agencies or their subsidiaries, (3) they are generally located near areas of high life science concentrations with similar demographics and site characteristics, (4) the majority of properties are designed specifically for life science tenants that require infrastructure improvements not generally found in standard properties, and (5) the associated leases are primarily triple-net leases, generally with a fixed rental rate and scheduled annual escalations, that provide for a recovery of close to 100% of operating expenses. Consequently, the Company's properties qualify for aggregation into one reporting segment under the provisions of SFAS No. 131, *Disclosures about Segments of an Enterprise and Related Information*.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation.

3. Minority Interests

Minority interests on the consolidated balance sheets relate primarily to the partnership and LTIP units in the Operating Partnership (collectively, the "Units") that are not owned by the Company. In conjunction with the formation of the Company, certain persons and entities contributing interests in properties to the Operating Partnership received partnership units. In addition, certain limited partners of the Operating Partnership have received LTIP units in connection with services rendered or to be rendered to the Operating Partnership. Limited partners who have been issued Units have the right to require the Operating Partnership to redeem part or all of their Units upon vesting of the Units, if applicable. The Company may elect to acquire those Units in exchange for shares of the Company's common stock on a one-for-one basis, subject to adjustment in the event of stock splits, stock dividends, issuance of stock rights, specified extraordinary distributions and similar events, or pay cash based upon the fair market value of an equivalent number of shares of the Company's common stock at the time of redemption. The value of the Units not owned by the Company, had such units been redeemed at December 31, 2008, was approximately $35.7 million based on the average closing price of the Company's common stock of $10.38 per share for the ten consecutive trading days immediately preceding December 31, 2008.

Vested ownership interests in the Operating Partnership were as follows:

	For the Year Ended December 31,			
	2008		2007	
	Partnership Units and LTIP Units	Percentage of Total	Partnership Units and LTIP Units	Percentage of Total
BioMed Realty Trust	80,208,533	96.3%	65,308,702	95.7%
Minority interest consisting of:				
Partnership and LTIP units held by employees and related parties	2,961,369	3.5%	2,726,172	4.0%
Partnership units held by third parties	122,192	0.2%	190,392	0.3%
Total	83,292,094	100.0%	68,225,266	100.0%

The accompanying consolidated financial statements include investments in one variable interest entity in which the Company is considered to be the primary beneficiary under FIN 46R. As of December 31, 2008, the Company had an 87.5% interest in the limited liability company that owns the Ardenwood Venture property. This entity is consolidated in the accompanying consolidated financial statements. Equity interests in this partnership not owned by the Company are classified as minority interest on the consolidated balance sheets as of December 31, 2008. Subject to certain conditions, the Company has the right to purchase the other member's interest or sell its own interest in the Ardenwood limited liability company ("buy-sell option"). The estimated fair-value of this option is not material and the Company believes that it will have adequate resources to settle the option if exercised.

On October 1, 2007, pursuant to the exercise of a put option by the minority interest limited partner in the limited partnership that owned the King of Prussia property, the Company completed the purchase of the remaining 11% interest for a purchase price of approximately $1.8 million, excluding closing costs. On June 2, 2008, pursuant to the exercise of a put option by the minority interest member, the Company completed the purchase of the remaining 30% interest in the limited liability company that owns the Waples Street property for consideration of approximately $1.8 million, excluding closing costs. On October 14, 2008, the Company completed the purchase of the remaining 30% interest in the limited liability company that owns the 530 Fairview Avenue property for consideration of approximately $2.6 million, excluding closing costs.

4. Stockholders' Equity

During the year ended December 31, 2008, the Company issued restricted common stock awards to employees and to the members of its board of directors totaling 379,061 shares and 10,000 shares, respectively (25,144 shares were forfeited during the same period), which are included in the total of common stock outstanding as of the period end (see Note 7). During the year ended December 31, 2008, the Company also issued 185,434 LTIP units to employees, which are included in the total of common stock outstanding as of the period end (see Note 7).

On April 22, 2008, the Company completed the issuance of 6,129,000 shares of common stock, including the exercise of an over-allotment option of 429,000 shares, resulting in net proceeds of approximately $149.6 million, after deducting the underwriter's discount and commissions and offering expenses. The net proceeds to the Company were utilized to repay a portion of the outstanding indebtedness on the unsecured line of credit and for other general corporate and working capital purposes.

On October 6, 2008, the Company completed the issuance of 8,625,000 shares of common stock, including the exercise of an over-allotment option of 1,125,000 shares, resulting in net proceeds of approximately $212.4 million, after deducting the underwriter's discount and commissions and offering expenses. The net proceeds to the Company were utilized to repay a portion of the outstanding indebtedness on the unsecured line of credit and for other general corporate and working capital purposes.

The Company also maintains a Dividend Reinvestment Program and a Cash Option Purchase Plan (collectively, the "DRIP Plan") to provide existing stockholders of the Company with an opportunity to invest automatically the cash dividends paid upon shares of the Company's common stock held by them, as well as permit existing and prospective stockholders to make voluntary cash purchases. Participants may elect to reinvest a portion of, or the full amount of cash dividends paid, whereas optional cash purchases are normally limited to a maximum amount of $10,000. In addition, the Company may elect to establish a discount ranging from 0% to 5% from the market price applicable to newly issued shares of common stock purchased directly from the Company. The Company may change the discount, initially set at 0%, at its discretion, but may not change the discount more frequently than once in any three-month period. Shares purchased under the DRIP Plan shall be, at the Company's option, purchased from either (1) authorized, but previously unissued shares of common stock, (2) shares of common stock purchased in the open market or privately negotiated transactions, or (3) a combination of both. As of and through December 31, 2008, all shares issued to participants in the DRIP Plan have been acquired through purchases in the open market.

Common Stock, Partnership Units and LTIP Units

As of December 31, 2008, the Company had outstanding 80,757,421 shares of common stock and 2,795,364 and 640,150 partnership and LTIP units, respectively. A share of the Company's common stock and the partnership and LTIP units have essentially the same economic characteristics as they share equally in the total net income or loss and distributions of the Operating Partnership. The partnership units are further discussed in Note 3 and the LTIP units are discussed in Notes 3 and 9.

7.375% Series A Cumulative Redeemable Preferred Stock

As of December 31, 2008, the Company had outstanding 9,200,000 shares of 7.375% Series A cumulative redeemable preferred stock, or Series A preferred stock. Dividends are cumulative on the Series A preferred stock from the date of original issuance in the amount of $1.84375 per share each year, which is equivalent to 7.375% of the $25.00 liquidation preference per share. Dividends on the Series A preferred stock are payable quarterly in arrears on or about the 15th day of January, April, July and October of each year. Following a change in control, if the Series A preferred stock is not listed on the New York Stock Exchange, the American Stock Exchange or the Nasdaq Global Market, holders will be entitled to receive (when and as authorized by the board of directors and declared by the Company), cumulative cash dividends from, but excluding, the first date on which both the change of control and the delisting occurs at an increased rate of 8.375% per annum of the $25.00 liquidation preference per share (equivalent to an annual rate of $2.09375 per share) for as long as the Series A preferred stock is not listed. The Series A preferred stock does not have a stated maturity date and is not subject to any sinking fund or mandatory redemption provisions. Upon liquidation, dissolution or winding up, the Series A preferred stock will rank senior to the Company's common stock with respect to the payment of distributions and other amounts. The Company is not allowed to redeem the Series A preferred stock before January 18, 2012, except in limited circumstances to preserve its status as a REIT. On or after January 18, 2012, the Company may, at its option, redeem the Series A preferred stock, in whole or in part, at any time or from time to time, for cash at a redemption price of $25.00 per share, plus all accrued and unpaid dividends on such Series A preferred stock up to, but excluding the redemption date. Holders of the Series A preferred stock generally have no voting rights except for limited voting rights if the Company fails to pay dividends for six or more quarterly periods (whether or not consecutive) and in certain other circumstances. The Series A preferred stock is not convertible into or exchangeable for any other property or securities of the Company.

Dividends and Distributions

The following table lists the dividends and distributions made by the Company and the Operating Partnership during the year ended December 31, 2008:

Declaration Date	Securities Class	Amount Per Share/Unit	Period Covered	Dividend and Distribution Payable Date	Dividend and Distribution Amount
					(In thousands)
March 14, 2008	Common stock and partnership and LTIP units	$0.33500	January 1, 2008 to March 31, 2008	April 15, 2008	$23,145
March 14, 2008	Series A preferred stock	$0.46094	January 16, 2008 to April 15, 2008	April 15, 2008	$ 4,240
June 16, 2008	Common stock and partnership and LTIP units	$0.33500	April 1, 2008 to June 30, 2008	July 15, 2008	$25,200
June 16, 2008	Series A preferred stock	$0.46094	April 16, 2008 to July 15, 2008	July 15, 2008	$ 4,241
September 15, 2008	Common stock and partnership and LTIP units	$0.33500	July 1, 2008 to September 30, 2008	October 15, 2008	$25,200
September 15, 2008	Series A preferred stock	$0.46094	July 16, 2008 to October 15, 2008	October 15, 2008	$ 4,241
December 15, 2008	Common stock and partnership and LTIP units	$0.33500	October 1, 2008 to December 31, 2008	January 15, 2009	$28,204
December 15, 2008	Series A preferred stock	$0.46094	October 16, 2008 to January 15, 2009	January 15, 2009	$ 4,241

Total 2008 dividends and distributions declared through December 31, 2008:

Common stock, partnership units, and LTIP units	$101,749
Series A preferred stock	16,963
	$118,712

2008 Annual Report to Stockholders

5. Mortgage Notes Payable

A summary of the Company's outstanding consolidated mortgage notes payable as of December 31, 2008 and 2007 was as follows (principal balance in thousands):

	Stated Fixed Interest Rate	Effective Interest Rate	Principal Balance December 31, 2008	Principal Balance December 31, 2007	Maturity Date
Ardentech Court	7.25%	5.06%	$ 4,464	$ 4,564	July 1, 2012
Bayshore Boulevard	4.55%	4.55%	14,923	15,335	January 1, 2010
Bridgeview Technology Park I	8.07%	5.04%	11,384	11,508	January 1, 2011
Eisenhower Road	5.80%	4.63%	—	2,113	May 5, 2008
40 Erie Street	7.34%	4.90%	—	17,625	August 1, 2008
500 Kendall Street (Kendall D)	6.38%	5.45%	67,810	69,437	December 1, 2018
Lucent Drive	5.50%	5.50%	5,341	5,543	January 21, 2015
Monte Villa Parkway	4.55%	4.55%	9,084	9,336	January 1, 2010
6828 Nancy Ridge Drive	7.15%	5.38%	6,694	6,785	September 1, 2012
Road to the Cure	6.70%	5.78%	15,200	15,427	January 31, 2014
Science Center Drive	7.65%	5.04%	11,148	11,301	July 1, 2011
Shady Grove Road	5.97%	5.97%	147,000	147,000	September 1, 2016
Sidney Street	7.23%	5.11%	29,184	29,986	June 1, 2012
9885 Towne Centre Drive	4.55%	4.55%	20,749	21,323	January 1, 2010
900 Uniqema Boulevard	8.61%	5.61%	1,357	1,509	May 1, 2015
			344,338	368,792	
Unamortized premiums			8,823	10,888	
			$353,161	$379,680	

The net carrying value of properties (investments in real estate) secured by our mortgage notes payable was $572.6 million and $641.1 million at December 31, 2008 and 2007, respectively.

Premiums were recorded upon assumption of the mortgage notes payable at the time of related acquisition to account for above-market interest rates. Amortization of these premiums is recorded as a reduction to interest expense over the remaining term of the respective note using a method that approximates the effective-interest method.

The Company intends to repay any principal and accrued interest due in 2009 through the use of cash from operations or borrowings from its unsecured line of credit.

6. Credit Facilities, Exchangeable Senior Notes, and Other Debt Instruments

Unsecured Line of Credit

The Company's unsecured line of credit with KeyBank National Association ("KeyBank") and other lenders was amended on August 1, 2007 to increase the borrowing capacity from $500.0 million to $600.0 million and extend the maturity date to August 1, 2011. The unsecured line of credit bears interest at a floating rate equal to, at the Company's option, either (1) reserve adjusted LIBOR plus a spread which ranges from 100 to 155 basis points, depending on the Company's leverage, or (2) the higher of (a) the prime rate then in effect plus a spread which ranges from 0 to 25 basis points, or (b) the federal funds rate then in effect plus a spread which ranges from 50 to 75 basis points, in each case, depending on the Company's leverage. Subject to the administrative agent's reasonable discretion, the Company may increase the amount of the unsecured line of credit to $1.0 billion upon satisfying certain conditions. In addition, the Company, at its sole discretion, may extend the maturity date of the unsecured line of credit to August 1, 2012 after satisfying certain conditions and paying an extension fee based on the then current facility commitment. The Company has deferred the loan costs associated with the subsequent amendments to the unsecured line of credit, which are being amortized to expense with the unamortized loan costs from the original debt facility over the remaining term. At December 31, 2008, the Company had $108.8 million in outstanding borrowings on its unsecured line of credit, with a weighted-average interest rate of 2.4% on the unhedged portion of the outstanding debt of approximately $73.8 million.

Secured Term Loan

The Company's $250.0 million secured term loan from KeyBank and other lenders, which is secured by the Company's interests in twelve of its properties, was amended on August 1, 2007 and has a new maturity date of August 1, 2012. The secured term loan bears interest at a floating rate equal to, at the Company's option, either (1) reserve-adjusted LIBOR plus 165 basis points or (2) the higher of (a) the prime rate then in effect plus 25 basis points or (b) the federal funds rate then in effect plus 75 basis points. The secured term loan is also secured by the Company's interest in any distributions from these properties, a pledge of the equity interests in a subsidiary owning one of these properties, and a pledge of the equity interests in a subsidiary owning an interest in another of these properties. At December 31, 2008, the Company had $250.0 million in outstanding borrowings on its secured term loan, with an interest rate of 3.1% (excluding the effect of interest rate swaps).

The terms of the credit agreements for the unsecured line of credit and secured term loan include certain restrictions and covenants, which limit, among other things, the payment of dividends and the incurrence of additional indebtedness and liens. The terms also require compliance with financial ratios relating to the minimum amounts of the Company's net worth, fixed charge coverage, unsecured debt service coverage, the maximum amount of secured, and secured recourse indebtedness, leverage ratio and certain investment limitations. The dividend restriction referred to above provides that, except to enable the Company to continue to qualify as a REIT for federal income tax purposes, the Company will not make distributions with respect to common stock or other equity interests in an aggregate amount for the preceding four fiscal quarters in excess of 95% of funds from operations, as defined, for such period, subject to other adjustments. Management believes that it was in compliance with the covenants as of December 31, 2008.

Exchangeable Senior Notes

On September 25, 2006, the Operating Partnership issued $175.0 million aggregate principal amount of its Exchangeable Senior Notes due 2026 (the "Notes"). The Notes are general senior unsecured obligations of the Operating Partnership and rank equally in right of payment with all other senior unsecured indebtedness of the Operating Partnership. Interest at a rate of 4.50% per annum is payable on April 1 and October 1 of each year, beginning on April 1, 2007, until the stated maturity date of October 1, 2026. The terms of the Notes are governed by an indenture, dated September 25, 2006, among the Operating Partnership, as issuer, the Company, as guarantor, and U.S. Bank National Association, as trustee. The Notes contain an exchange settlement feature, which provides that the Notes may, on or after September 1, 2026 or under certain other circumstances, be exchangeable for cash (up to the principal amount of the Notes) and, with respect to excess exchange value, into, at the Company's option, cash, shares of the Company's common stock or a combination of cash and shares of common stock at the then applicable exchange rate. The initial exchange rate was 26.4634 shares per $1,000 principal amount of Notes, representing an exchange price of approximately $37.79 per share. If certain designated events occur on or prior to October 6, 2011 and a holder elects to exchange Notes in connection with any such transaction, the Company will increase the exchange rate by a number of additional shares of common stock based on the date the transaction becomes effective and the price paid per share of common stock in the transaction, as set forth in the indenture governing the Notes. The exchange rate may also be adjusted under certain other circumstances, including the payment of cash dividends in excess of $0.29 per share of common stock. The increase in the quarterly cash dividend to $0.335 per share of common stock for 2008 resulted in an increase in the exchange rate to 26.8135 effective as of December 29, 2008, the Company's ex dividend date. The Operating Partnership may redeem the Notes, in whole or in part, at any time to preserve the Company's status as a REIT or at any time on or after

October 6, 2011 for cash at 100% of the principal amount plus accrued and unpaid interest. The holders of the Notes have the right to require the Operating Partnership to repurchase the Notes, in whole or in part, for cash on each of October 1, 2011, October 1, 2016 and October 1, 2021, or upon the occurrence of a designated event, in each case for a repurchase price equal to 100% of the principal amount of the Notes plus accrued and unpaid interest.

In November 2008, the Company completed the repurchase of approximately $46.8 million face value of the Notes for approximately $28.8 million. The repurchase of the Notes resulted in the recognition of a gain on extinguishment of debt of approximately $17.1 million (net of the write-off of approximately $858,000 in deferred loan fees), which is reflected in the consolidated statements of income. At December 31, 2008, the Company had an aggregate principal amount of $128.3 million outstanding under the Notes.

Secured Construction Loan

The Company's $550.0 million secured construction loan from KeyBank is secured by the Company's Center for Life Science | Boston property. The loan is separated into four tranches of notes, tranches A, B-1, B-2 and C, and bears interest at a blended rate equal to, at the Company's option, either (1) LIBOR plus approximately 122.5 basis points or (2) the higher of (a) the prime rate then in effect or (b) the federal funds rate then in effect plus 50 basis points. The loan matures on November 16, 2009, but the Company may extend the maturity date to November 16, 2010 after satisfying certain conditions and payment of an extension fee. The construction loan requires interest only monthly payments until the maturity date. The Company is presently in discussions with various financial institutions regarding the refinancing of its secured construction loan, which the Company is making efforts to complete by June 30, 2009 (see Note 12). The Company utilized a portion of the borrowing capacity on the construction loan, along with borrowings on its unsecured line of credit, to acquire the Center for Life Science | Boston property and to fund construction activities. The loan includes certain restrictions and covenants, which limit, among other things, the incurrence of additional indebtedness and liens. The loan also requires compliance with financial covenants relating to minimum amounts of net worth, fixed charge coverage, and leverage ratio. Management believes that it was in compliance with these covenants as of December 31, 2008. At December 31, 2008, the Company had outstanding borrowings on the secured construction loan of $507.1 million, with a weighted-average interest rate of 1.8% on the unhedged portion of the outstanding debt of approximately $392.1 million.

As of December 31, 2008, principal payments due for the Company's consolidated indebtedness (mortgage notes payable excluding debt premium of $8.8 million, unsecured line of credit, secured term loan, the Notes, and the secured construction loan, excluding the Company's proportionate share of the indebtedness of its unconsolidated partnerships) were as follows (in thousands):

2009	$ 512,154
2010	47,446
2011	134,988
2012	291,421
2013	4,862
Thereafter(1)	347,612
	$1,338,483

(1) Includes $128.3 million in principal payments of the Notes based on a contractual maturity date of October 1, 2026.

7. Earnings Per Share

Earnings per share is calculated based on the weighted-average number of shares of the Company's common stock outstanding during the period. The effects of the outstanding Units, vesting of unvested LTIP units and restricted stock that have been granted, and a stock warrant issued in connection with the Company's initial public offering that was exercised in September 2006, using the treasury method, were dilutive and included in the calculation of diluted weighted-average shares for the year ended December 31, 2008, 2007, and 2006. No shares were contingently issuable upon settlement of the excess exchange value pursuant to the exchange settlement feature of the Notes (originally issued in 2006 — see Note 6) as the weighted-average common stock price of $21.99, $25.92, and $28.97 for years ended December 31, 2008, 2007 and 2006, respectively, did not exceed the initial exchange price of $37.79 per share. Therefore, potentially issuable shares resulting from settlement of the Notes were not included in the calculation of diluted weighted-average shares. No other shares were considered antidilutive for the years ended December 31, 2008, 2007, and 2006.

Computations of basic and diluted earnings per share in accordance with SFAS No. 128, *Earnings per Share* (in thousands, except share data) were as follows:

	Year Ended December 31,		
	2008	2007	2006
Income from continuing operations and net income available for common stockholders (basic earnings per share):			
Income from continuing operations	$ 64,897	$ 70,881	$ 33,568
Preferred stock dividends	(16,963)	(16,868)	—
Income from continuing operations available to common stockholders	47,934	54,013	33,568
Income from discontinued operations	—	1,652	1,465
Net income available to common stockholders	$ 47,934	$ 55,665	$ 35,033
Income from continuing operations and net income available for common stockholders (diluted earnings per share):			
Income from continuing operations available to common stockholders	$ 47,934	$ 54,013	$ 33,568
Minority interests in continuing operations of operating partnership	2,086	2,412	1,670
Income from continuing operations available to common stockholders before minority interests in continuing operations	50,020	56,425	35,238
Income from discontinued operations	—	1,652	1,465
Minority interest in discontinued operations of operating partnership	—	74	77
Net income available to common stockholders before minority interests	$ 50,020	$ 58,151	$ 36,780
Weighted-average common shares outstanding:			
Basic	71,684,244	65,302,794	55,928,595
Incremental shares from assumed conversion/exercise:			
Stock warrant	—	—	94,155
Unvested restricted stock and LTIP units using the treasury method	23,567	50,869	131,690
Operating partnership and LTIP units	3,123,672	2,916,322	2,863,564
Diluted	74,831,483	68,269,985	59,018,004

	Year Ended December 31,		
	2008	2007	2006
Basic and diluted earnings per share:			
Income per share — basic:			
Income per share from continuing operations available to common stockholders	$ 0.67	$ 0.83	$ 0.60
Income per share from discontinued operations	—	0.02	0.03
Net income per share available to common stockholders	$ 0.67	$ 0.85	$ 0.63
Income per share — diluted:			
Income per share from continuing operations available to common stockholders	$ 0.67	$ 0.83	$ 0.60
Income per share from discontinued operations	—	0.02	0.02
Net income per share available to common stockholders	$ 0.67	$ 0.85	$ 0.62

8. Fair-Value of Financial Instruments

SFAS No. 107, *Disclosure about Fair-value of Financial Instruments*, requires the Company to disclose fair-value information about all financial instruments, whether or not recognized in the balance sheets, for which it is practicable to estimate fair-value. The Company's disclosures of estimated fair-value of financial instruments at December 31, 2008 and 2007, respectively, were determined using available market information and appropriate valuation methods. Considerable judgment is necessary to interpret market data and develop estimated fair-value. The use of different market assumptions or estimation methods may have a material effect on the estimated fair-value amounts.

The carrying amounts for cash and cash equivalents, restricted cash, accounts receivable, security deposits, accounts payable, accrued expenses and other liabilities approximate fair-value due to the short-term nature of these instruments.

The Company utilizes quoted market prices to estimate the fair-value of its fixed rate debt, when available. If quoted market prices are not available, the Company calculates the fair-value of its mortgage notes payable and other fixed rate debt based on a currently available market rate assuming the loans are outstanding through maturity and considering the collateral. In determining the current market rate for fixed rate debt, a market spread is added to the quoted yields on federal government treasury securities with similar terms to debt.

The fair-value of variable rate debt approximates book value because the interest rate is based on LIBOR plus a spread, which approximates a market interest rate. In accordance with SFAS 133, the carrying value of interest rate swaps, as well as the underlying hedged liability, if applicable, are reflected at their fair-value. The Company relies on quotations from a third party to determine these fair-values.

At December 31, 2008 and 2007, the aggregate fair-value and the carrying value of the Company's consolidated mortgage notes payable, unsecured line of credit, secured construction loan, Notes, and secured term loan were as follows (in thousands):

	December 31,			
	2008		2007	
	Fair-value	Carrying Value	Fair-value	Carrying Value
Mortgage notes payable(1)	$ 373,572	$ 353,161	$ 393,791	$ 379,680
Unsecured line of credit	104,507	108,767	270,947	270,947
Secured construction loan	500,162	507,128	425,352	425,160
Exchangeable notes	60,278	128,250	150,889	175,000
Secured term loan	240,667	250,000	254,526	250,000
Total	$1,279,186	$1,347,306	$1,495,505	$1,500,787

(1) Carrying value includes $8.8 million and $10.9 million of debt premium as of December 31, 2008 and 2007, respectively.

9. Incentive Award Plan

The Company has adopted the BioMed Realty Trust, Inc. and BioMed Realty, L.P. 2004 Incentive Award Plan (the "Plan"). The Plan provides for grants to directors, employees and consultants of the Company and the Operating Partnership (and their respective subsidiaries) of stock options, restricted stock, LTIP units, stock appreciation rights, dividend equivalents, and other incentive awards. The Company has reserved 2,500,000 shares of common stock for issuance pursuant to the Plan, subject to adjustments as set forth in the Plan. As of December 31, 2008, 795,879 shares of common stock or awards convertible into or exchangeable for common stock remained available for future issuance under the Plan. Each LTIP unit issued will count as one share of common stock for purposes of calculating the limit on shares that may be issued. Compensation cost for these incentive awards is measured based on the fair-value of the award on the grant date (fair-value is calculated based on the closing price of the Company's common stock on the date of grant) and is recognized as expense over the respective vesting period, which for restricted stock awards and LTIP units is generally two to five years. Fully vested incentive awards may be settled for either cash or stock depending on the Company's election and the type of award granted. Participants are entitled to cash dividends and may vote such awarded shares, but the sale or transfer of such shares is limited during the restricted or vesting period. Since inception, the Company has only awarded restricted stock grants and LTIP units. The restricted stock grants may only be settled for stock whereas the LTIP units may be redeemed for either cash or common stock, at the Company's election.

LTIP units represent a profits interest in the Operating Partnership for services rendered or to be rendered by the LTIP unit holder in its capacity as a partner, or in anticipation of becoming a partner, in the Operating Partnership. Initially, LTIP units do not have full parity with common units of the Operating Partnership with respect to liquidating distributions, although LTIP unit holders receive the same quarterly per unit distributions as common units and may vote the LTIP units from the date of issuance. The LTIP units are subject to vesting requirements, which lapse over a specified period of time (normally three to five years from the date of issuance). In addition, the LTIP units are generally subject to a two-year lock-up period during which time the LTIP units may not be redeemed or sold by the LTIP unit holder. Upon the occurrence of specified events, LTIP units may over time achieve full parity with common units of the Operating Partnership for all purposes. Upon achieving full parity, and after the expiration of any vesting and lock-up periods, LTIP units may be redeemed for an equal number of the Company's common stock or cash, at the Company's election.

During the years ended December 31, 2008, 2007, and 2006 the Company granted 574,495, 458,015, and 243,232 shares of unvested restricted stock and LTIP units with aggregate values of $7.6 million, $12.9 million, and

$6.7 million under the Plan, respectively. For the years ended December 31, 2008, 2007, and 2006, a total of 312,828, 209,818, and 163,194 shares of restricted stock and LTIP units vested, with fair-values of $6.3 million, $6.0 million, and $4.0 million, respectively. For the years ended December 31, 2008, 2007, and 2006, $6.1 million, $6.2 million, and $4.0 million, respectively, of stock-based compensation expense was recognized in general and administrative expenses and rental operations expense. On December 31, 2008, the Company accelerated the vesting of 73,725 LTIP units for one employee (included in the table below), resulting in a revaluation based on the fair-value of the LTIP units on that date, and the recognition of compensation expense of approximately $583,000 in 2008. As of December 31, 2008, total compensation expense related to unvested awards of $12.0 million will be recognized in the future over a weighted-average period of 3.2 years.

A summary of the Company's unvested restricted stock and LTIP units is presented below:

	Unvested Restricted Shares/LTIP Units	Weighted Average Grant-Date Fair-Value
Balance at December 31, 2005	344,492	$17.70
Granted	243,232	27.75
Vested	(163,194)	16.82
Forfeited	(150)	26.70
Balance at December 31, 2006	424,380	23.79
Granted	458,015	28.14
Vested	(209,818)	20.37
Forfeited	(8,259)	28.17
Balance at December 31, 2007	664,318	27.81
Granted	574,495	11.87
Vested	(312,828)	25.13
Forfeited	(25,144)	25.40
Balance at December 31, 2008	900,841	$18.92

10. Investment in Unconsolidated Partnerships

The accompanying consolidated financial statements include investments in two limited liability companies with PREI, which were formed in the second quarter of 2007, and in 10165 McKellar Court, L.P. ("McKellar Court"), a limited partnership with Quidel Corporation, the tenant which occupies the McKellar Court property. One of the PREI joint ventures, PREI II LLC, is a variable interest entity as defined in FIN 46R; however, the Company is not the primary beneficiary. Upon formation of the limited liability company, the Company determined that PREI will bear the majority of the losses forecasted for the new entity based on the governing operating agreements. The other PREI limited liability company, PREI I LLC, does not qualify as a variable interest entity as defined in FIN 46R. In addition, consolidation under EITF 04-5 is not required as the Company does not control the joint ventures. The McKellar Court partnership is a variable interest entity as defined in FIN 46R; however, the Company is not the primary beneficiary. The limited partner at McKellar Court is the only tenant in the property and will bear the majority of any losses based on the governing operating agreement. As it does not control the limited liability companies or the partnership, the Company accounts for them under the equity method of accounting. Significant accounting policies used by the unconsolidated partnerships that own these properties are similar to those used by the Company. General information on the PREI joint ventures and the McKellar Court partnership (each referred to in this footnote individually as a "partnership" and collectively as the "partnerships") as of December 31, 2008 (dollars in thousands) was as follows:

Name	Partner	Company's Ownership Interest	Company's Economic Interest	Date Acquired
PREI I(1)	PREI	20%	20%	April 4, 2007
PREI II(2)	PREI	20%	20%	April 4, 2007
McKellar Court(3)	Quidel Corporation	21%	21%(4)	September 30, 2004

(1) PREI I LLC acquired a portfolio of properties in Cambridge, Massachusetts comprised of a stabilized laboratory/building totaling 184,445 square feet located at 320 Bent Street, a partially leased laboratory/office building totaling 420,000 square feet at 301 Binney Street, a 37-unit apartment building, an operating garage facility on Rogers Street with 503 spaces, an operating below grade garage facility at Kendall Square with approximately 1,400 spaces, and a building currently under construction at 650 East Kendall Street that the Company believes can support up to 280,000 rentable square feet of laboratory and office space. The 650 East Kendall Street site will also include a below grade parking facility that the Company estimates can support up to 560 spaces upon completion.

Each of the PREI operating agreements includes a put/call option whereby either member can cause the limited liability company to sell certain properties in which it holds leasehold interests to the Company at any time after the fifth anniversary and before the seventh anniversary of the acquisition date. However, the put/call option may be terminated prior to exercise under certain circumstances. The put/call option purchase price is based on a predetermined return on capital invested by PREI. If the put/call option is exercised, the Company believes that it would have adequate resources to fund the purchase price.

The PREI joint ventures jointly entered into a secured acquisition and interim loan facility with KeyBank in which the partnerships utilized approximately $427.0 million to fund a portion of the purchase price for the properties acquired in April 2007. The remaining funds available will be utilized to fund future construction costs at certain properties currently under development. Pursuant to the loan facility, the Company executed guaranty agreements in which it guaranteed the full completion of the construction at the 301 Binney Street property if PREI I LLC is unable or unwilling to complete the project. The secured acquisition and interim loan facility matures on April 3, 2009. At December 31, 2008, there were $364.1 million in outstanding borrowings on the secured acquisition and interim loan facility, with a contractual interest rate of 2.2%. On February 11, 2009, the PREI joint ventures jointly refinanced the outstanding balance of the secured acquisition and interim loan facility, or approximately $364.1 million, with the proceeds of a new loan totaling $203.3 million and members' capital contributions funding the balance due. The new loan bears interest at a rate equal to, at the option of the PREI joint ventures, either (1) reserve adjusted LIBOR plus 350 basis points or (2) the higher of (a) the prime rate then in effect, (b) the federal funds rate then in effect plus 50 basis points or (c) one-month LIBOR plus 450 basis points, and requires interest only monthly payments until the maturity date, February 10, 2011. In addition, the PREI joint ventures may extend the maturity date of the secured acquisition and interim loan facility to February 10, 2012 after satisfying certain conditions and paying an extension fee based on the then current facility commitment.

(2) PREI II LLC acquired a portfolio of properties comprised of a development parcel in Houston, Texas; a laboratory/office building totaling 259,706 rentable square feet and fee simple and leasehold interests in surrounding land parcels located at the Science Park at Yale in New Haven, Connecticut; and 25,000 rentable square feet of retail space and additional pad sites for future development in Cambridge, Massachusetts. On August 2, 2007, PREI II LLC completed the disposition of the 25,000 square feet of retail and additional pad sites in Cambridge, Massachusetts. The total sale price included approximately $4.0 million contingently payable in June 2012 pursuant to a put/call option, exercisable on the earlier of the extinguishment or expiration of development restrictions placed on a portion of the development rights included in the disposition. On

September 28, 2007, PREI II LLC completed the disposition of the laboratory/office building and the fee simple and leasehold interests in surrounding land parcels in New Haven, Connecticut. On December 28, 2007, PREI II LLC completed the disposition of the development parcel in Houston, Texas. None of the sales resulted in the recognition of a material gain or loss. The Company's remaining investment in PREI II LLC (maximum exposure to losses) was approximately $824,000 at December 31, 2008.

(3) The McKellar Court partnership holds a property comprised of a two-story laboratory/office building totaling 72,863 rentable square feet located in San Diego, California. The Company's investment in the McKellar Court partnership (maximum exposure to losses) was approximately $2.4 million at December 31, 2008.

(4) The Company's economic interest in the McKellar Court partnership entitles it to 75% of the gains upon a sale of the property and 21% of the operating cash flows.

The Company acts as the operating member or partner, as applicable, and day-to-day manager for the partnerships. The Company is entitled to receive fees for providing construction and development services (as applicable) and management services to the PREI joint ventures. The Company earned approximately $2.5 million and $889,000 in fees for the years ended December 31, 2008, and 2007 for services provided to the PREI joint ventures, which are reflected in tenant recoveries and other income in the consolidated statements of income.

The condensed combined balance sheets for all of the Company's unconsolidated partnerships were as follows (in thousands):

	December 31,	
	2008	2007
Assets:		
Investments in real estate, net	$592,169	$522,277
Cash and cash equivalents (including restricted cash)	6,757	8,430
Intangible assets, net	15,126	17,552
Other assets	16,373	8,488
Total assets	$630,425	$556,747
Liabilities and members' equity:		
Mortgage notes payable and secured construction loan	$517,938	$426,914
Other liabilities	24,844	23,215
Members' equity	87,643	106,618
Total liabilities and equity	$630,425	$556,747
Company's net investment in unconsolidated partnerships	$ 18,173	$ 22,588

On February 13, 2008, a wholly owned subsidiary of the Company's joint venture with PREI I LLC entered into a secured construction loan facility with certain lenders to provide borrowings of up to approximately $245.0 million, with a maturity date of August 13, 2010, in connection with the construction of 650 East Kendall Street, a life sciences building located in Cambridge, Massachusetts. Proceeds from the secured construction loan were used in part to repay a portion of the secured acquisition and interim loan facility held by the PREI joint ventures and are being used to fund the balance of the cost to complete construction of the project. In February 2008, the subsidiary entered into an interest rate swap agreement, which is intended to have the effect of initially fixing the interest rate on up to $163.0 million of the secured construction loan facility at a weighted average rate of 4.4% through August 2010. The swap agreement had an original notional amount of $84.0 million based on the initial borrowing on the secured construction loan facility, which will increase on a monthly basis at predetermined amounts as additional borrowings are made. At December 31, 2008, there were $143.5 million in outstanding borrowings on the secured construction loan facility, with a contractual interest rate of 2.7%.

During 2008, the Company provided approximately $411,000 in additional funding to the PREI joint ventures pursuant to capital calls, primarily related to the working capital requirements. In addition, the Company received distributions of approximately $1.9 million, representing a return of capital of approximately $1.4 million upon the execution of the secured construction loan facility for the PREI I LLC entity.

The condensed combined statements of (loss)/income for the unconsolidated partnerships were as follows (in thousands):

	Year Ended December 31,		
	2008	2007	2006
Total revenues	$30,598	$18,945	$ 1,911
Rental operations expenses and real estate taxes	15,531	8,854	197
Depreciation and amortization	10,483	5,674	381
Interest expense, net of interest income	10,759	8,946	928
Total expenses	36,773	23,474	1,506
Net (loss)/income	$(6,175)	$(4,529)	$ 405
Company's equity in net (loss)/income of unconsolidated partnerships	$(1,200)	$ (893)	$ 83

11. Discontinued Operations

During the year ended December 31, 2007, the Company sold the following property (in thousands):

Property	Date of Sale	Original Acquisition Date	Sales Price	Gain on Sale
Colorow Drive	May 30, 2007	December 22, 2005	$20,000	$1,087

The results of operations of the above property are reported as discontinued operations for all periods presented in the accompanying consolidated financial statements. The following is a summary of the revenue and expense components that comprise income from discontinued operations (in thousands):

	Year Ended December 31,		
	2008	2007	2006
Total revenues	$ —	$1,111	$2,675
Total expenses	—	472	1,133
Income before minority interests and gain on sale	—	639	1,542
Gain on sale of real estate assets	—	1,087	—
Minority interests attributable to discontinued operations	—	(74)	(77)
Income from discontinued operations	$ —	$1,652	$1,465

12. Derivative and Other Financial Instruments

As of December 31, 2008, the Company had four forward starting swaps with a total notional value of $450.0 million, which are carried on the accompanying consolidated balance sheets at fair-value, based on the net present value of the expected future cash flows on the swaps. At maturity (mandatory settlement date of April 30, 2009, if not previously settled), the Company will either (a) receive payment from the counterparties if the accumulated balance is an asset, or (b) make payment to the counterparties if the accumulated balance is a liability with the resulting receipt or payment deferred and amortized as an increase or decrease to interest expense over the term of the forecasted borrowing. Based upon the fair-values of the forward starting swaps as of December 31, 2008, the Company would be required to pay the counterparties approximately $102.9 million.

The four forward starting swaps were acquired to mitigate the Company's exposure to the variability in expected future cash flows attributable to changes in future interest rates associated with a forecasted issuance of fixed rate debt by April 30, 2009. Such fixed rate debt was generally expected to be issued in connection with a refinancing of the Company's secured construction loan. At December 31, 2008, the hedging relationships for two of the Company's four forward starting swaps, with an aggregate notional amount of $150.0 million, were no longer considered highly effective as the expectation of forecasted interest payments had changed, and the Company was required to prospectively discontinue hedge accounting for these two swaps. As a result, a portion of the unrealized losses related to these forward starting swaps previously included in accumulated other comprehensive loss, totaling $18.2 million, was reclassified to the consolidated income statement as loss on derivative instruments in the fourth quarter of 2008. Prospective changes in the fair-value of these two swaps will be recorded in the consolidated income statements through the date the swaps are settled.

As of December 31, 2008, the Company also had three interest rate swaps with an aggregate notional amount of $400.0 million under which at each monthly settlement date the Company either (1) receives the difference between a fixed interest rate (the "Strike Rate") and one-month LIBOR if the Strike Rate is less than LIBOR or (2) pays such difference if the Strike Rate is greater than LIBOR. One interest rate swap with a notional amount of $250.0 million (interest rate of 5.8%, including the applicable credit spread) hedges the Company's secured term loan. Each of the remaining two interest rate swaps hedges the first interest payments, due on the date that is on or closest after each swap's settlement date, associated with the amount of LIBOR-based debt equal to each swap's notional amount. One of these interest rate swaps has a notional amount of $35.0 million (interest rate of 5.9%, including the applicable credit spread) and is currently intended to hedge interest payments associated with the Company's unsecured line of credit. The remaining interest rate swap has a notional amount of $115.0 million (interest rate of 5.9%, including the applicable credit spread) and is currently intended to hedge interest payments associated with the Company's secured construction loan. No initial investment was made to enter into the interest rate swap agreements.

The following is a summary of the terms of the forward starting swaps and the interest rate swaps and their fair-values, which are included in derivative instruments on the accompanying consolidated balance sheets (in thousands):

	Current Notional Amount	Strike Rate	Effective Date	Expiration Date	Fair-Value (1) December 31, 2008	2007
	$ 250,000	4.157%	June 1, 2005	June 1, 2010	$ (11,011)	$ (2,830)
	115,000	4.673%	October 1, 2007	August 1, 2011	(9,349)	(3,261)
	35,000	4.700%	October 10, 2007	August 1, 2011	(2,858)	(1,019)
	330,000	4.825%	September 25, 2007	September 25, 2008	—	(1,700)
	55,000	4.760%	September 20, 2007	September 20, 2008	—	(254)
Interest rate swaps	785,000				(23,218)	(9,064)
	150,000	5.162%	December 30, 2008	December 30, 2018	(34,307)	(4,254)
	50,000	5.167%	December 30, 2008	December 30, 2018	(11,449)	(1,437)
	100,000	5.167%	December 30, 2008	December 30, 2018	(22,942)	(2,874)
	150,000	5.152%	December 30, 2008	December 30, 2018	(34,175)	(4,139)
Forward starting swaps	$ 450,000				$(102,873)	$(12,704)
Total derivative instruments	$1,235,000				$(126,091)	$(21,768)

(1) On January 1, 2008, the Company adopted SFAS 157, which requires the Company to disclose the framework utilized for measuring the fair-value of assets and liabilities measured at fair-value on a recurring basis (see Note 2). The Company has determined that its derivative valuations for the year ended December 31, 2008 in their entirety are classified in Level 2 of the fair-value hierarchy.

The (decrease)/increase in net unrealized (losses)/gains of ($90.4) million, ($30.2) million, and $2.5 million for the years ended December 31, 2008, 2007, and 2006, respectively, for derivatives designated as cash flow hedges are separately disclosed in the consolidated financial statements in stockholders' equity as a component of accumulated other comprehensive loss.

For the year ended December 31, 2008, approximately $1.8 million of hedge ineffectiveness on cash flow hedges due to mismatches in forecasted debt issuance dates, maturity dates and interest rate reset dates of the interest rate swaps and related debt was recognized in loss on derivative instruments. For the years ended December 31, 2007 and 2006 an immaterial amount of hedge ineffectiveness on cash flow hedges due to mismatches in maturity dates and interest rate reset dates of the interest rate swaps and related debt was recognized in interest expense. If the Company is unable to complete the refinancing of the secured construction loan by June 30, 2009 or completes the refinancing by June 30, 2009, but in an amount less than the $300.0 million in notional value associated with the remaining two forward starting swaps designated as cash flow hedges, additional ineffectiveness may occur. The amount of ineffectiveness that the Company would be required to record will depend on the value of the swaps, the timing of the settlement of the swaps, the amount of debt refinanced and the timing of the refinancing.

Amounts reported in accumulated other comprehensive loss related to derivatives will be reclassified to earnings when the hedged transaction affects earnings. The change in net unrealized (loss)/gain on derivative instruments includes reclassifications of net unrealized losses from accumulated other comprehensive loss as (a) an increase to interest expense of $7.1 million and (b) a loss on derivative instruments of $19.9 million for the year ended December 31, 2008. The change in net unrealized (loss)/gain on derivative instruments includes reclassifications of net unrealized gains and losses from accumulated other comprehensive loss as a reduction to interest expense of $3.1 million and $2.3 million for the years ended December 31, 2007 and 2006, respectively. In addition, for the year ended December 31, 2008, approximately $5.1 million of settlement payments relating to the Company's interest rate swaps have been deferred in accumulated other comprehensive loss related to the Company's Center for Life Science | Boston, Pacific Research Center, and other properties that have been or are currently under development or redevelopment. During 2009, the Company estimates that an additional $17.1 million will be reclassified as an increase to interest expense.

The Company has the right to purchase the other member's interest or sell its own interest (collectively, the "Buy-Sell Option") in the Ardenwood limited liability company at any time after the later of (1) the second anniversary of the date that the related property is at least ninety percent leased with remaining lease terms of at least five years and (2) the date that a term loan is obtained pursuant to the agreement. If the Buy-Sell Option is exercised by the Company, the other member has the right to determine whether to acquire the Company's membership interest or to sell its own membership interest to the Company. The agreement provides that the Buy-Sell Option price will be based on the fair-value of the assets at the time of exercise. The Company believes the fair-value of the project is equal to, or in excess of, the carrying value of the project as of December 31, 2008. In addition, if the other member exercises the Buy-Sell Option, the Company believes that it has adequate resources to settle the option.

13. Commitments and Contingencies

Concentration of Credit Risk

Life science entities comprise the vast majority of the Company's tenant base. Because of the dependence on a single industry, adverse conditions affecting that industry will more adversely affect our business. Two of the Company's tenants, Human Genome Sciences, Inc. and Vertex Pharmaceuticals Incorporated, comprised 21.1% and 13.7%, or $48.0 million and $31.3 million, respectively, of rental revenues for the year ended December 31, 2008; 24.4% and 14.6%, or $48.0 million and $28.8 million, respectively, of rental revenues for the year ended December 31, 2007; and 17.4% and 15.7%, or $29.0 million and $26.1 million, respectively, of rental revenues for the year ended December 31, 2006. These tenants are located in the Company's Maryland, and Boston and

San Diego markets, respectively. The inability of these tenants to make lease payments could materially adversely affect the Company's business.

The Company generally does not require collateral or other security from our tenants, other than security deposits or letters of credit in select cases.

Construction and Other Related Commitments

As of December 31, 2008, the Company had approximately $145.0 million outstanding in construction and other related commitments related to construction, development, tenant improvements, renovation costs, leasing commissions, and general property-related capital expenditures, with approximately $140.3 million expected to be paid in 2009 and approximately $4.7 million expected to be paid in 2010 and 2011.

Insurance

The Company carries insurance coverage on its properties with policy specifications and insured limits that it believes are adequate given the relative risk of loss, cost of the coverage and standard industry practice. However, certain types of losses (such as from earthquakes and floods) may be either uninsurable or not economically insurable. Further, certain of the properties are located in areas that are subject to earthquake activity and floods. Should a property sustain damage as a result of an earthquake or flood, the Company may incur losses due to insurance deductibles, co-payments on insured losses or uninsured losses. Should an uninsured loss occur, the Company could lose some or all of its capital investment, cash flow and anticipated profits related to one or more properties.

Environmental Matters

The Company follows a policy of monitoring its properties for the presence of hazardous or toxic substances. The Company is not aware of any environmental liability with respect to the properties that would have a material adverse effect on the Company's business, assets or results of operations. There can be no assurance that such a material environmental liability does not exist. The existence of any such material environmental liability could have an adverse effect on the Company's results of operations and cash flow. The Company carries environmental remediation insurance for its properties. This insurance, subject to certain exclusions and deductibles, covers the cost to remediate environmental damage caused by future spills or the historic presence of previously undiscovered hazardous substances, as well as third-party bodily injury and property damage claims related to the release of hazardous substances.

Repurchase Agreements

A lease at the King of Prussia Road property contains a provision whereby the tenant, Centocor, Inc. ("Centocor"), holds a right to purchase the property (the "Purchase Option") from the Company. The Purchase Option is exercisable through the expiration of the underlying lease in March 2014 (the purchase option may also be extended for an additional ten years in the event that Centocor exercises each of two five-year lease extension options). The purchase price is a specified amount within the amended lease agreement if the purchase option is exercised prior to March 31, 2012 (with an annual increase of 3% on April 1 of each subsequent year), but may also be increased for costs incurred (with an implied return to determine estimated triple net rental rates with respect to the costs incurred) and a capitalization rate of 8% if the Company has begun construction of new buildings on the property.

The acquisition of the Belward Campus Drive ("Belward") and Shady Grove Road ("Shady Grove") properties include provisions whereby the seller could repurchase the properties from the Company (individually, the "Repurchase Option") under specific terms in the future. The Belward Repurchase Option is exercisable at any time during the first three years after the acquisition date, subject to a twelve-month notice provision, at a to-be-determined repurchase price that would result in a 15% unleveraged internal rate of return for the Company (taking into consideration all rents paid to the Company). The Shady Grove Repurchase Option is a one-time option at approximately the tenth anniversary of the acquisition date, subject to a twelve-month notice provision, at a repurchase price of approximately $300.0 million in cash. As each Repurchase Option may be executed only by the seller and would exceed the acquisition prices paid by the Company, no gain would be recorded by the Company unless either Repurchase Option is exercised.

Tax Indemnification Agreements and Minimum Debt Requirements

As a result of the contribution of properties to the Operating Partnership, the Company has indemnified the contributors of the properties against adverse tax consequences if it directly or indirectly sells, exchanges or otherwise disposes of the properties in a taxable transaction before the tenth anniversary of the completion of the Company's initial public offering (the "Offering"). The Company also has agreed to use its reasonable best efforts to maintain at least $8.0 million of debt, some of which must be property specific, for a period of ten years following the date of the Offering to enable certain contributors to guarantee the debt in order to defer potential taxable gain they may incur if the Operating Partnership repays the existing debt.

Legal Proceedings

Although the Company is involved in legal proceedings arising in the ordinary course of business, as of December 31, 2008, the Company is not currently a party to any legal proceedings nor, to its knowledge, is any legal proceeding threatened against it that it believes would have a material adverse effect on its financial position, results of operations or liquidity.

14. Property Acquisitions

The Company acquired the following property during the year ended December 31, 2008 (dollars in thousands):

Property	Acquisition Date	Investment in Real Estate	In-Place Lease	Total Cash Consideration
500 Fairview Avenue	1/28/2008	$3,286	$727	$4,013
Intangible amortization life (in months)		—	57	—

The Company acquired the following properties during the year ended December 31, 2007 (dollars in thousands):

Property	Acquisition Date	Investment in Real Estate	Acquired Above Market Lease	Deferred Leasing Costs: In-Place Lease	Deferred Leasing Costs: Management Fee	Acquired Below Market Lease	Total Cash Consideration
Torreyana Road	3/22/2007	$ 32,128	$ —	$1,937	$ 57	$(1,082)	$ 33,040
6114-6154 Nancy Ridge Drive	5/2/2007	37,711	645	—	—	(126)	38,230
9920 Belward Campus Drive	5/8/2007	15,141	—	1,282	145	(1,483)	15,085
Pacific Center Boulevard	8/24/2007	16,893	—	623	118	(855)	16,779
Forbes Boulevard	9/5/2007	32,584	—	886	—	(919)	32,551
		$134,457	$645	$4,728	$320	$(4,465)	$135,685
Weighted-average intangible amortization life (in months)		—	241	42	58	54	—

15. Newly Issued Accounting Pronouncements

In December 2007, the FASB issued SFAS No. 141 (revised 2007), *Business Combinations* ("SFAS 141(R)"). SFAS 141(R) retains the fundamental requirements that purchase method of accounting be used for all business combinations, for an acquirer to be identified for each business combination, and retains the guidance for identifying and recognizing intangible assets separately from goodwill. SFAS 141(R) requires an acquirer to recognize the assets acquired, liabilities assumed and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair-values as of that date, changes the recognition of assets acquired and liabilities assumed arising from contingencies, and changes the recognition and measurement of contingent consideration. In addition, SFAS 141(R) requires that costs incurred to effect the acquisition and restructuring costs that the acquirer expected, but is not obligated to incur, be recognized as an expense separately from the business combination. SFAS 141(R) will also require additional disclosure of information surrounding a business combination, including additional information regarding the nature and financial impact of the business combination. SFAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company believes that the adoption of SFAS 141(R) on January 1, 2009 will not have a material impact on the consolidated financial statements.

In December 2007, the FASB issued SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements* ("SFAS 160"). SFAS 160 clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS 160 also requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest and requires disclosure, on the face of the consolidated statement of income, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest. In addition, SFAS 160 establishes a single method of accounting for changes in a parent's ownership interest in a subsidiary that does not result in deconsolidation and requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated. SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. SFAS 160 may only be applied prospectively, except for the presentation and disclosure requirements, which will be applied retrospectively for all periods presented. The Company believes that the adoption of SFAS 160 on January 1, 2009 will not have a material impact on the consolidated financial statements.

In February 2008, the FASB issued Staff Position No. FAS 157-2 ("FSP 157-2"), which delayed the effective date of SFAS 157 for non-financial assets and liabilities to fiscal years beginning after November 15, 2008. The Company has applied FSP 157-2 and has not measured any non-financial assets or liabilities at fair-value as of and through the year ending December 31, 2008.

In March 2008, the FASB issued SFAS No. 161, *Disclosures about Derivative Instruments and Hedging Activities* ("SFAS 161") as an amendment to SFAS 133. SFAS 161 requires that objectives for using derivative instruments be disclosed in terms of underlying risk and accounting designation. SFAS 161 is effective for financial statements issued for fiscal years beginning after November 15, 2008. The Company believes that the adoption of SFAS 161 on January 1, 2009 will not have a material impact on the consolidated financial statements.

In May 2008, the FASB issued FASB Staff Position APB 14-1, *Accounting for Convertible Debt Instruments That May Be Settled in Cash Upon Conversion (Including Partial Cash Settlement)* ("FSP 14-1"), an interpretation of APB Opinion No. 14, *Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants*. FSP 14-1 requires the issuer of certain convertible debt instruments that may be settled in cash (or other assets) on conversion to separately account for the liability (debt) and equity (conversion option) components of the instrument in a manner that reflects the issuer's nonconvertible debt borrowing rate. The equity component of the convertible debt will be included in the paid-in capital section of stockholders' equity and the value of the equity component will be treated as original issue discount for purposes of accounting for the debt component of the debt security. The resulting debt discount will be accreted as additional interest expense over the non-cancellable term of the instrument. FSP 14-1 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2008, with early adoption not permitted. Retrospective application is required for all periods presented. The adoption of FSP 14-1 on January 1, 2009 will result in a decrease to the gain on extinguishment of debt recognized in 2008 of approximately $2.3 million as a result of the retrospective application of the standard to earlier periods. In addition, the Company believes that FSP 14-1 will result in an increase in the recognition of additional non-cash interest expense of approximately $400,000 to $600,000 on a quarterly basis (net of capitalized interest).

In June 2008, the FASB issued FASB Staff Position EITF 03-6-1, *Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities* ("FSP 03-6-1"), which addresses whether instruments granted in share-based payment transactions are participating securities prior to vesting and, therefore, need to be included in earnings allocation in computing earnings per share under the two-class method. The statement is effective for financial statements issued for fiscal years beginning after December 15, 2008 and retrospective application is required for all periods presented. The Company believes that the adoption of FSP 03-6-1 on January 1, 2009 will not have a material impact on the consolidated financial statements.

16. Quarterly Financial Information (unaudited)

The Company's selected quarterly information for the years ended December 31, 2008 and 2007 (in thousands, except per share data) was as follows.

	2008 Quarter Ended(1)			
	December 31	September 30	June 30	March 31
Total revenues	$83,033	$80,811	$70,771	$67,358
Income from continuing operations before minority interests	12,847	17,793	18,946	17,389
Minority interests	(306)	(570)	(620)	(581)
Net income	12,541	17,223	18,326	16,808
Net income available to common stockholders	$ 8,300	$12,982	$14,085	$12,567
Net income per share available to common stockholders — basic and diluted	$ 0.10	$ 0.18	$ 0.20	$ 0.19

	2007 Quarter Ended(1)			
	December 31	September 30	June 30	March 31
Total revenues	$64,050	$64,832	$68,429	$68,798
Income from continuing operations before minority interests	18,044	16,951	17,773	20,571
Minority interests	(574)	(494)	(690)	(699)
Income from continuing operations	17,470	16,457	17,083	19,872
(Loss)/income from discontinued operations	—	(1)	1,283	371
Net income	17,470	16,456	18,366	20,243
Net income available to common stockholders	$13,229	$12,215	$14,172	$16,049
Income from continuing operations per share available to common stockholders — basic and diluted	$ 0.20	$ 0.19	$ 0.20	$ 0.24
Net income per share available to common stockholders — basic and diluted	$ 0.20	$ 0.19	$ 0.22	$ 0.25

(1) The sum of quarterly financial data may vary from the annual data due to rounding.

The quarterly financial information for the quarter ended March 31, 2007 does not equal the amounts reported on the Company's quarterly report on Form 10-Q due to the reclassification of net income to discontinued operations.

SCHEDULE III — REAL ESTATE AND ACCUMULATED DEPRECIATION
As of December 31, 2008
(In thousands)

Property	Year Built/ Renovated	Encumbrances (1)	Initial Cost: Land	Initial Cost: Ground Lease	Initial Cost: Buildings and Improvements	Costs Capitalized Subsequent to Acquisition	Gross amount carried at December 31, 2008: Land	Gross amount carried at December 31, 2008: Buildings and Improvements	Gross amount carried at December 31, 2008: Total (2)	Accumulated Depreciation (3)	Net
Albany Street	1922/1998	$ —	$ 1,942	$ —	$ 31,293	$ 47	$ 1,942	$ 31,340	$ 33,282	$ (2,826)	$ 30,456
Ardentech Court	1997/2008	4,464	2,742	—	5,379	6,919	2,742	12,298	15,040	(1,014)	14,026
Ardenwood Venture	1985	—	3,550	—	10,603	1,553	3,550	12,156	15,706	(781)	14,925
Balboa Avenue	1968/2000	—	1,316	—	9,493	414	1,316	9,907	11,223	(1,108)	10,115
Bayshore Boulevard	2000	14,923	3,667	—	22,593	7,464	3,667	30,057	33,724	(4,337)	29,387
Beckley Street	1999	—	1,480	—	17,590	—	1,480	17,590	19,070	(1,777)	17,293
Bernardo Center Drive	1974/2008	—	2,580	—	13,714	6	2,580	13,720	16,300	(1,335)	14,965
9911 Belward Campus Drive	2001	—	4,160	—	196,814	—	4,160	196,814	200,974	(13,318)	187,656
9920 Belward Campus Drive	2000	—	3,935	—	11,206	—	3,935	11,206	15,141	(587)	14,554
Center for Life Science | Boston(4)	2008	507,128	60,000	—	407,747	245,505	60,000	653,252	713,252	(8,521)	704,731
Bridgeview Technology Park I	1977/2002	11,384	1,315	—	14,716	5,951	2,500	19,482	21,982	(2,242)	19,740
Bridgeview Technology Park II	1977/2002	—	1,522	—	13,066	—	1,522	13,066	14,588	(1,238)	13,350
Charles Street	1986	—	5,000	—	7,033	29	5,000	7,062	12,062	(576)	11,486
Coolidge Avenue	1962/1999	—	2,760	—	7,102	—	2,760	7,102	9,862	(658)	9,204
Dumbarton Circle	1990	—	2,723	—	5,096	93	2,723	5,189	7,912	(1,447)	6,465
Eccles Avenue(4)	1965/1995	—	21,257	—	608	1,770	21,257	2,378	23,635	(608)	23,027
Eisenhower Road	1973/2000	—	416	—	2,614	724	416	3,338	3,754	(321)	3,433
Elliott Avenue	1925/2004	—	10,124	—	38,911	20,364	10,124	59,275	69,399	(2,847)	66,552
21 Erie Street	1925/2004	—	3,366	—	18,372	59	3,366	18,431	21,797	(1,660)	20,137
40 Erie Street	1996	—	7,593	—	33,765	121	7,593	33,886	41,479	(3,039)	38,440
500 Fairview Avenue	1959/1991	—	—	—	3,285	13	—	3,298	3,298	(635)	2,663
530 Fairview Avenue(4)	2008	—	2,703	—	694	36,000	2,703	36,694	39,397	(162)	39,235
Faraday Avenue	1986	—	1,370	—	7,201	—	1,370	7,201	8,571	(593)	7,978
Forbes Boulevard	1978	—	19,250	—	13,334	450	19,250	13,784	33,034	(444)	32,590
Fresh Pond Research Park	1948/2002	—	3,500	—	18,322	250	3,500	18,572	22,072	(1,771)	20,301
George Patterson Boulevard	1996/2005	—	1,575	—	11,029	275	1,575	11,304	12,879	(904)	11,975
Graphics Drive	1992/2007	—	800	—	6,577	5,273	800	11,850	12,650	(1,560)	11,090
Industrial Road	2001/2005	—	12,000	—	41,718	14,081	12,000	55,799	67,799	(10,185)	57,614
John Hopkins Court	1991/2008	—	3,560	—	19,526	10,243	3,560	29,769	33,329	(240)	33,089
Kaiser Drive	1990	—	3,430	—	6,093	2,165	3,430	8,258	11,688	(461)	11,227
500 Kendall Street (Kendall D)	2002	67,810	3,572	—	166,308	572	3,572	166,880	170,452	(15,030)	155,422
King of Prussia Road	1954/2004	—	12,813	—	66,152	547	12,813	66,699	79,512	(7,359)	72,153
Landmark at Eastview(4)(5)	1958/2008	—	—	14,210	61,996	106,912	14,356	168,762	183,118	(9,038)	174,080
Lucent Drive	2004	5,341	265	—	5,888	—	265	5,888	6,153	(527)	5,626
Monte Villa Parkway	1996/2002	9,084	1,020	—	10,711	—	1,020	10,711	11,731	(1,171)	10,560
6114-6154 Nancy Ridge Drive	1994	—	10,100	—	28,611	—	10,100	28,611	38,711	(1,216)	37,495
6828 Nancy Ridge Drive	1983/2001	6,694	2,344	—	9,611	484	2,344	10,095	12,439	(1,115)	11,324

Property	Year Built/ Renovated	Encumbrances (1)	Initial Cost Land	Initial Cost Ground Lease	Initial Cost Buildings and Improvements	Costs Capitalized Subsequent to Acquisition	Gross amount carried at December 31, 2008 Land	Gross amount carried at December 31, 2008 Buildings and Improvements	Gross amount carried at December 31, 2008 Total (2)	Accumulated Depreciation (3)	Net
One Research Way	1980/2008	—	1,813	—	6,454	2,937	1,813	9,391	11,204	(101)	11,103
Pacific Center Boulevard	1991	—	5,400	—	11,493	422	5,400	11,915	17,315	(1,016)	16,299
Pacific Research Center(4)	2000	—	74,147	—	142,437	52,164	74,147	194,601	268,748	(4,749)	263,999
Phoenixville Pike	1989/2008	—	1,204	—	10,879	7,735	1,204	18,614	19,818	(1,737)	18,081
Road to the Cure	1977	15,200	4,430	—	19,129	2,619	4,430	21,748	26,178	(634)	25,544
San Diego Science Center	1973/2002	—	3,871	—	21,875	809	3,871	22,684	26,555	(2,395)	24,160
Science Center Drive	1995	11,148	2,630	—	16,029	—	2,630	16,029	18,659	(1,761)	16,898
Shady Grove Road	2003	147,000	28,601	—	197,548	2,165	28,601	199,713	228,314	(13,574)	214,740
Sidney Street	2000	29,184	7,580	—	50,459	29	7,580	50,488	58,068	(4,533)	53,535
Sorrento Valley Boulevard	1982	—	4,140	—	15,034	2	4,140	15,036	19,176	(982)	18,194
Spring Mill Drive	1988	—	1,074	—	7,948	201	1,074	8,149	9,223	(756)	8,467
Trade Centre Avenue	1997	—	3,275	—	15,404	—	3,275	15,404	18,679	(1,143)	17,536
Torreyana Road	1980/1997	—	7,660	—	24,468	—	7,660	24,468	32,128	(1,176)	30,952
9865 Towne Centre Drive	2008	—	5,738	—	2,991	20,270	5,738	23,261	28,999	(660)	28,339
9885 Towne Centre Drive	2001	20,749	4,982	—	28,513	—	4,982	28,513	33,495	(3,118)	30,377
Tributary Street	1983/1998	—	2,060	—	10,597	—	2,060	10,597	12,657	(1,071)	11,586
900 Uniqema Boulevard	2000	1,357	404	—	3,692	—	404	3,692	4,096	(294)	3,802
1000 Uniqema Boulevard	1999	—	1,350	—	13,229	—	1,350	13,229	14,579	(1,075)	13,504
Vassar Street	1950/1998	—	2,040	—	13,841	—	2,040	13,841	15,881	(1,240)	14,641
Waples Street	1983/2005	—	2,470	—	2,907	11,028	2,470	13,935	16,405	(3,323)	13,082
Walnut Street	2004	—	5,200	—	36,068	—	5,200	36,068	41,268	(2,676)	38,592
675 West Kendall Street (Kendall A)	2002	—	4,922	—	121,182	—	4,922	121,182	126,104	(10,856)	115,248
217th Place	1987/2007	—	7,125	—	3,529	14,627	7,125	18,156	25,281	(589)	24,692
Total		$851,466	$401,866	$14,210	$2,120,477	$583,292	$417,407	$2,702,438	$3,119,845	$(162,110)	$2,957,735

(1) Includes mortgage notes secured by various properties and the construction loan secured by the Center for Life Science | Boston property, but excludes unamortized debt premium of $8,823.

(2) The aggregate gross cost of the Company's rental property for federal income tax purposes approximated $3.1 billion as of December 31, 2008 (unaudited).

(3) Depreciation of building and improvements is recorded on a straight-line basis over the estimated useful lives ranging from 15 years to 40 years.

(4) The property or a portion of the property was under development or redevelopment as of December 31, 2008.

(5) During 2007, the Company acquired a fee simple interest in the land at its Landmark at Eastview property. The balance of $14.2 million was subsequently reclassified from ground lease to land.

A reconciliation of historical cost and related accumulated depreciation is as follows (in thousands):

	Year Ended December 31,		
	2008	2007	2006
Investment in real estate:			
Balance at beginning of year	$2,910,427	$2,518,117	$1,151,275
Property acquisitions	3,286	134,457	1,296,134
Improvements	206,132	257,853	70,708
Balance at end of year	$3,119,845	$2,910,427	$2,518,117
Accumulated Depreciation:			
Balance at beginning of year	$ (104,444)	$ (60,579)	$ (21,904)
Depreciation expense	(57,666)	(43,865)	(38,675)
Balance at end of year	$ (162,110)	$ (104,444)	$ (60,579)

2008 Annual Report to Stockholders

See accompanying report of independent registered public accounting firm.

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

None.

Item 9A. *Controls and Procedures*

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow for timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Also, we have an investment in unconsolidated entities. As we manage these entities, our disclosure controls and procedures with respect to such entities are essentially consistent with those we maintain with respect to our consolidated entities. As required by Rule 13a-15(b) under the Exchange Act, we carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures. Based on the foregoing, our Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this report, our disclosure controls and procedures were effective and were operating at a reasonable assurance level.

Management's Report on Internal Control Over Financial Reporting

Internal control over financial reporting refers to the process designed by, or under the supervision of, our Chief Executive Officer and Chief Financial Officer, and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles, and includes those policies and procedures that: (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives because of its inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting also can be circumvented by collusion or improper management override. Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, this risk.

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the company, as such term is defined in Rule 13a-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting. Management has used the framework set forth in the report entitled "Internal Control — Integrated Framework" published by the Committee of Sponsoring Organizations of the Treadway Commission to evaluate the effectiveness of the company's internal control over financial reporting. Based on its evaluation, management has concluded that the company's internal control over financial reporting was effective as of December 31, 2008, the end of the company's most recent fiscal year. Our independent registered public accounting firm, KPMG LLP, has issued an attestation report over our internal control over financial reporting. Such report appears on page 60 of this report.

Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting during the quarter ended December 31, 2008 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. *Other Information*

None.

PART III

Item 10. *Directors, Executive Officers and Corporate Governance*

As required by Section 303A.12(a) of the NYSE Listed Company Manual, our Chief Executive Officer made his annual certification to the NYSE on June 16, 2008 stating that he was not aware of any violation by our company of the corporate governance listing standards of the NYSE. In addition, we have filed, as exhibits to this Annual Report on Form 10-K, the certifications of our Chief Executive Officer and Chief Financial Officer required under Section 302 of the Sarbanes-Oxley Act of 2002 to be filed with the Securities and Exchange Commission regarding the quality of our public disclosure.

The information concerning our directors, executive officers and corporate governance required by Item 10 will be included in the Proxy Statement to be filed relating to our 2009 Annual Meeting of Stockholders and is incorporated herein by reference.

Pursuant to instruction G(3) to Form 10-K, information concerning audit committee financial expert disclosure set forth under the heading "Information Regarding the Board — Committees of the Board — Audit Committee" will be included in the Proxy Statement to be filed relating to our 2009 Annual Meeting of Stockholders and is incorporated herein by reference.

Pursuant to instruction G(3) to Form 10-K, information concerning compliance with Section 16(a) of the Exchange Act concerning our directors and executive officers set forth under the heading entitled "General — Section 16(a) Beneficial Ownership Reporting Compliance" will be included in the Proxy Statement to be filed relating to our 2009 Annual Meeting of Stockholders and is incorporated herein by reference.

Item 11. *Executive Compensation*

The information concerning our executive compensation required by Item 11 will be included in the Proxy Statement to be filed relating to our 2009 Annual Meeting of Stockholders and is incorporated herein by reference.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

The information concerning the security ownership of certain beneficial owners and management and related stockholder matters required by Item 12 will be included in the Proxy Statement to be filed relating to our 2009 Annual Meeting of Stockholders and is incorporated herein by reference.

Item 13. *Certain Relationships and Related Transactions, and Director Independence*

The information concerning certain relationships and related transactions and director independence required by Item 13 will be included in the Proxy Statement to be filed relating to our 2009 Annual Meeting of Stockholders and is incorporated herein by reference.

Item 14. *Principal Accountant Fees and Services*

The information concerning our principal accountant fees and services required by Item 14 will be included in the Proxy Statement to be filed relating to our 2009 Annual Meeting of Stockholders and is incorporated herein by reference.

Item 15. *Exhibits and Financial Statement Schedules*

(b) Exhibits

Exhibit Number	Description
3.1	Articles of Amendment and Restatement of BioMed Realty Trust, Inc.(1)
3.2	Second Amended and Restated Bylaws of BioMed Realty Trust, Inc.(2)
3.3	Articles Supplementary Classifying BioMed Realty Trust, Inc.'s 7.375% Series A Cumulative Redeemable Preferred Stock.(3)
4.1	Form of Certificate for Common Stock of BioMed Realty Trust, Inc.(4)
4.2	Form of Certificate for 7.375% Series A Cumulative Redeemable Preferred Stock of BioMed Realty Trust, Inc.(3)
4.3	Indenture, dated September 25, 2006, among BioMed Realty, L.P., BioMed Realty Trust, Inc. and U.S. Bank National Association, as trustee, including the form of 4.50% Exchangeable Senior Notes due 2026.(5)
10.1	Fourth Amended and Restated Agreement of Limited Partnership of BioMed Realty, L.P. dated as of January 18, 2007.(6)
10.2	Registration Rights Agreement dated as of August 13, 2004 among BioMed Realty Trust, Inc. and the persons named therein.(1)
10.3	2004 Incentive Award Plan, as amended.(7)
10.4	Form of Restricted Stock Award Agreement under the 2004 Incentive Award Plan.(8)
10.5	Form of Long Term Incentive Plan Unit Award Agreement.(7)
10.6	Form of Indemnification Agreement between BioMed Realty Trust, Inc. and each of its directors and officers.(4)
10.7	Amended and Restated Employment Agreement dated as of December 14, 2007 between BioMed Realty Trust, Inc., BioMed Realty, L.P. and Alan D. Gold.(9)
10.8	Amended and Restated Employment Agreement dated as of December 14, 2007 between BioMed Realty Trust, Inc., BioMed Realty, L.P. and Gary A. Kreitzer.(9)
10.9	Amended and Restated Employment Agreement dated as of December 14, 2007 between BioMed Realty Trust, Inc., BioMed Realty, L.P. and R. Kent Griffin, Jr.(9)
10.10	Amended and Restated Employment Agreement dated as of December 14, 2007 between BioMed Realty Trust, Inc., BioMed Realty, L.P. and John F. Wilson, II.(9)
10.11	Amended and Restated Employment Agreement dated as of December 14, 2007 between BioMed Realty Trust, Inc., BioMed Realty, L.P. and Matthew G. McDevitt.(9)
10.12	First Amendment to Amended and Restated Employment Agreement effective as of December 15, 2008 by and among BioMed Realty Trust, Inc., BioMed Realty, L.P. and Alan D. Gold.(10)
10.13	First Amendment to Amended and Restated Employment Agreement effective as of December 15, 2008 by and among BioMed Realty Trust, Inc., BioMed Realty, L.P. and Kent Griffin.(10)
10.14	First Amendment to Amended and Restated Employment Agreement effective as of December 15, 2008 by and among BioMed Realty Trust, Inc., BioMed Realty, L.P. and Gary A. Kreitzer.(10)
10.15	First Amendment to Amended and Restated Employment Agreement effective as of December 15, 2008 by and among BioMed Realty Trust, Inc., BioMed Realty, L.P. and Matthew G. McDevitt.(10)
10.16	First Amendment to Amended and Restated Employment Agreement effective as of December 15, 2008 by and among BioMed Realty Trust, Inc., BioMed Realty, L.P. and John F. Wilson II.(10)

Exhibit Number	Description
10.17	Employment Transition and Consulting Agreement effective as of December 31, 2008 between BioMed Realty Trust, Inc., BioMed Realty, L.P. and John F. Wilson, II.(11)
10.18	Contribution Agreement between Alan D. Gold and BioMed Realty, L.P. dated as of May 4, 2004.(4)
10.19	Contribution Agreement between Gary A. Kreitzer and BioMed Realty, L.P. dated as of May 4, 2004.(4)
10.20	Contribution Agreement between John F. Wilson, II and BioMed Realty, L.P. dated as of May 4, 2004.(4)
10.21	Contribution Agreement between Matthew G. McDevitt and BioMed Realty, L.P. dated as of May 4, 2004.(4)
10.22	Form of Contribution Agreement between the additional contributors and BioMed Realty, L.P. dated as of May 4, 2004.(4)
10.23	BioMed Realty 401(k) Retirement Savings Plan.(8)
10.24	First Amendment to the BioMed Realty 401(k) Retirement Savings Plan.(8)
10.25	Second Amendment to the BioMed Realty 401(k) Retirement Savings Plan.(8)
10.26	Good Faith Amendment to the BioMed Realty 401(k) Retirement Savings Plan.(12)
10.27	Third Amendment to the BioMed Realty 401(k) Retirement Savings Plan.(12)
10.28	Amendment to the BioMed Realty 401(k) Retirement Savings Plan.(6)
10.29	Form of Secured Term Loan Note.(13)
10.30	First Amended and Restated Secured Term Loan Agreement, dated as of August 1, 2007, by and among BioMed Realty, L.P., KeyBank National Association, as Administrative Agent, and certain lenders party thereto.(14)
10.31	Form of Line Note under Unsecured Credit Agreement.(13)
10.32	Form of Term Note under Unsecured Credit Agreement.(13)
10.33	Second Amended and Restated Unsecured Credit Agreement, dated as of August 1, 2007, by and among BioMed Realty, L.P., KeyBank National Association, as Administrative Agent, and certain lenders party thereto.(14)
10.34	Lease Agreement, dated as of May 24, 2006, between BMR-Belward Campus Drive LSM LLC and Human Genome Sciences, Inc.(15)
10.35	Lease Agreement, dated as of May 24, 2006, between BMR-Shady Grove Road HQ LLC and Human Genome Sciences, Inc.(15)
10.36	Registration Rights Agreement, dated September 25, 2006, among BioMed Realty Trust, Inc., BioMed Realty, L.P., Credit Suisse Securities (USA) LLC and Morgan Stanley & Co. Incorporated.(5)
10.37	Promissory Note, dated August 23, 2006, by BMR-Shady Grove B LLC in favor of KeyBank National Association.(16)
10.38	Indemnity Deed of Trust, Assignment of Leases and Rents, Security Agreement, and Fixture Filing, dated August 23, 2006, by BMR-Shady Grove Road HQ LLC in favor of KeyBank National Association.(16)
10.39	Secured Acquisition and Construction Loan Agreement, dated as of November 17, 2006, among BMR-Blackfan Circle LLC, KeyBank National Association, as Administrative Agent, and certain other lenders party thereto.(17)
10.40	Promissory Note, dated November 17, 2006, by BMR-Blackfan Circle LLC in favor of KeyBank National Association.(17)
10.41	Amended and Restated Secured Acquisition and Construction Loan Agreement, dated as of December 21, 2006, among BMR-Blackfan Circle LLC, KeyBank National Association, as Administrative Agent, and certain other lenders party thereto.(18)
10.42	Purchase and Sale Agreement, dated as of January 29, 2007, among Rogers Street, LLC, Lyme/Houston Development I, LP, Kendall Square LLC and BioMed Realty, L.P.(6)
10.43	First Amendment to Real Estate Purchase and Sale Agreement, dated as of February 16, 2007, among Rogers Street, LLC, Lyme/Houston Development I, LP, Kendall Square LLC and BioMed Realty, L.P.(6)

Exhibit Number	Description
10.44	Purchase and Sale Agreement, dated as of January 29, 2007, among SP-K Development, LLC, SP-B1 Development, LLC, SP-A Development, LLC, SP-B2 Development, LLC, SP-D Development, LLC, SP-E Development, LLC, SP-J Development, LLC, 110 Munson Street, LLC, SP-C Development, LLC, Lyme Properties LLC and BioMed Realty, L.P.(6)
10.45	First Amendment to Real Estate Purchase and Sale Agreement, dated as of February 16, 2007, among SP-K Development, LLC, SP-B1 Development, LLC, SP-A Development, LLC, SP-B2 Development, LLC, SP-D Development, LLC, SP-E Development, LLC, SP-J Development, LLC, 110 Munson Street, LLC, SP-C Development, LLC, Lyme Properties LLC and BioMed Realty, L.P.(6)
10.46	Second Amendment to Real Estate Purchase and Sale Agreement, dated as of April 3, 2007, among SP-K Development, LLC, SP-B1 Development, LLC, SP-A Development, LLC, SP-B2 Development, LLC, SP-D Development, LLC, SP-E Development, LLC, SP-J Development, LLC, 110 Munson Street, LLC, SP-C Development, LLC, Lyme Properties LLC and BioMed Realty, L.P.(19)
10.47	Director Compensation Policy.(20)
10.48	Dividend Reinvestment and Stock Purchase Plan.(21)
12.1	Ratio of Earnings to Fixed Charges.(22)
21.1	List of Subsidiaries of BioMed Realty Trust, Inc.(22)
23.1	Consent of KPMG LLP.(22)
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.(22)
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.(22)
32.1	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.(22)

---

(1) Incorporated herein by reference to BioMed Realty Trust, Inc.'s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on September 20, 2004.

(2) Incorporated herein by reference to BioMed Realty Trust, Inc.'s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 30, 2008.

(3) Incorporated herein by reference to BioMed Realty Trust, Inc.'s Registration Statement on Form 8-A filed with the Securities and Exchange Commission on January 17, 2007.

(4) Incorporated herein by reference to BioMed Realty Trust, Inc.'s Registration Statement of Form S-11, as amended (File No. 333-115204), filed with the Securities and Exchange Commission on May 5, 2004.

(5) Incorporated herein by reference to BioMed Realty Trust, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 26, 2006.

(6) Incorporated herein by reference to BioMed Realty Trust, Inc.'s Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 28, 2007.

(7) Incorporated herein by reference to BioMed Realty Trust, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 5, 2007.

(8) Incorporated herein by reference to BioMed Realty Trust, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 14, 2005.

(9) Incorporated herein by reference to BioMed Realty Trust, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 18, 2007.

(10) Incorporated herein by reference to BioMed Realty Trust, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 19, 2008.

(11) Incorporated herein by reference to BioMed Realty Trust, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 2, 2009.

(12) Incorporated herein by reference to BioMed Realty Trust, Inc.'s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 15, 2006.

(13) Incorporated herein by reference to BioMed Realty Trust, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 3, 2005.

(14) Incorporated herein by reference to BioMed Realty Trust, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 7, 2007.

(15) Incorporated herein by reference to BioMed Realty Trust, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 26, 2006.

(16) Incorporated herein by reference to BioMed Realty Trust, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 28, 2006.

(17) Incorporated herein by reference to BioMed Realty Trust, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 20, 2006.

(18) Incorporated herein by reference to BioMed Realty Trust, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 28, 2006.

(19) Incorporated herein by reference to BioMed Realty Trust, Inc.'s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 4, 2007.

(20) Incorporated herein by reference to BioMed Realty Trust, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 6, 2007.

(21) Incorporated herein by reference to BioMed Realty Trust, Inc.'s Registration Statement on Form S-3 (File No. 333-143658), filed with the Securities and Exchange Commission on June 11, 2007.

(22) Filed herewith.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BioMed Realty Trust, Inc.

/s/ ALAN D. GOLD

Alan D. Gold
Chairman of the Board and
Chief Executive Officer
(Principal Executive Officer)

/s/ KENT GRIFFIN

Kent Griffin
President, Chief Operating Officer and
Chief Financial Officer
(Principal Financial Officer)

/s/ GREG N. LUBUSHKIN

Greg N. Lubushkin
Vice President, Chief Accounting Officer
(Principal Accounting Officer)

Dated: February 12, 2009

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ BARBARA R. CAMBON Barbara R. Cambon	Director	February 12, 2009
/s/ EDWARD A. DENNIS Edward A. Dennis	Director	February 12, 2009
/s/ RICHARD I. GILCHRIST Richard I. Gilchrist	Director	February 12, 2009
/s/ GARY A. KREITZER Gary A. Kreitzer	Executive Vice President, General Counsel and Director	February 12, 2009
/s/ THEODORE D. ROTH Theodore D. Roth	Director	February 12, 2009
/s/ M. FAYE WILSON M. Faye Wilson	Director	February 12, 2009

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Corporate Information

DIRECTORS

Alan D. Gold
Chairman and
Chief Executive Officer
BioMed Realty Trust, Inc.

Gary A. Kreitzer
Executive Vice President,
General Counsel and Director
BioMed Realty Trust, Inc.

Barbara R. Cambon
Real Estate Advisor

Edward A. Dennis, Ph.D.
Professor of Chemistry,
Biochemistry and Pharmacology
School of Medicine
University of California, San Diego

Richard I. Gilchrist
President
Investment Properties Group
The Irvine Company

Theodore D. Roth
Managing Director
Roth Capital Partners, LLC

M. Faye Wilson
Chair
Wilson Boyles and
Company LLC

OFFICERS

Alan D. Gold
Chairman and
Chief Executive Officer

R. Kent Griffin, Jr.
President, Chief Operating Officer
and Chief Financial Officer

Gary A. Kreitzer
Executive Vice President,
General Counsel and Director

Matthew G. McDevitt
Executive Vice President,
Acquisitions and Leasing

William A. Gartner
Senior Vice President,
Real Estate Operations

John P. Bonanno
Vice President, Development

Jonathan P. Klassen
Vice President, Legal and Secretary

Greg N. Lubushkin
Vice President,
Chief Accounting Officer

Kevin M. Simonsen
Vice President,
Real Estate Counsel

Karen A. Sztraicher
Vice President,
Finance and Treasurer

GENERAL INFORMATION

Trading of Common Stock
NYSE: BMR

Trading of Series A
Preferred Stock
NYSE: BMR PrA

Transfer Agent
BNY Mellon Shareowner Services
480 Washington Boulevard
Jersey City, NJ 07310-1900
(877) 296-3711

Independent Registered
Public Accounting Firm
KPMG LLP
www.kpmg.com

Securities Counsel
Latham & Watkins LLP
www.lw.com

Annual Meeting of Stockholders
Wednesday, May 27, 2009 at 9:00 a.m.
BioMed Corporate Headquarters
17190 Bernardo Center Drive
San Diego, CA 92128
(858) 485-9840 phone
(858) 485-9843 fax
www.biomedrealty.com

BioMed Realty Trust, Inc.
The Leading Provider of Environmentally Sustainable Real Estate to the Life Science Industry®

17190 Bernardo Center Drive
San Diego, California 92128
T (858) 485-9840 • NYSE: BMR